Form 20-F
period 2000-12-31
REGUS PLC
filed 2001-06-28
CIK 1123671

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                                   FORM 20-F

|_|    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X|    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  For the fiscal year ended: December 31, 2000

                                       OR

|_|   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                        Commission file number: 0-30932


                                   REGUS PLC
             (Exact Name of Registrant as Specified in Its Charter)

                               England and Wales
                (Jurisdiction of Incorporation or Organization)

                              3000 Hillswood Drive
                           Chertsey KT16 0RS, England
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
  American Depositary Shares evidenced by American Depositary Receipts, each representing five Ordinary Shares, nominal value 5p per share

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                                     None

                               -----------------

      The number of outstanding shares in the capital of Regus plc as of
                              December 31, 2000:

                          580,676,185 Ordinary shares

                               -----------------

     Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                            Yes |X|         No |_|

     Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17 |_|     Item 18 |X|

===============================================================================

                               TABLE OF CONTENTS
                                                                           Page
                                                                           ----
Introduction
          Forward-Looking Statements..........................................1
          Certain Information.................................................1

Part I    Item 1    Identity of Directors, Senior Management
                    and Advisers.................................Not applicable

          Item 2    Offer Statistics and Expected Timetable......Not applicable

          Item 3    Key Information...........................................2
                         Selected Financial Data..............................2
                         Risk Factors.........................................4

          Item 4    Information on the Company................................9
                         History and Development of Regus plc.................9
                         Business Overview...................................10
                         Organizational Structure............................17
                         Properties..........................................19

          Item 5    Operating and Financial Review and Prospects.............21
                         Operating Results...................................21
                         Liquidity and Capital Resources.....................32
                         Prospects...........................................34

          Item 6    Directors, Senior Management and Employees...............35
                         Directors and Senior Management.....................35
                         Compensation........................................37
                         Board Practices.....................................37
                         Employees...........................................43
                         Share Ownership.....................................43

          Item 7    Major Shareholders and Related Party Transactions........52
                         Major Shareholders..................................52
                         Related Party Transactions..........................55

          Item 8    Financial Information....................................55
                         Consolidated Statements and Other Financial
                           Information.......................................55
                         Legal Proceedings...................................56
                         Significant Changes.................................56

          Item 9    Listing Details..........................................56
                         Market Price Information............................56
                         Markets.............................................57

          Item 10   Additional Information ..................................57
                         Memorandum and Articles of Association..............57
                         Material Contracts..................................57
                         Taxation............................................57
                         Documents on Display................................62

          Item 11   Quantitative and Qualitative Disclosures about
                    Market Risk..............................................62
                         Currency Translation Risk...........................62
                         Currency Transaction Exposure Risk..................62
                         Counter Party Risk..................................62
                         Funding and Deposits................................62
                         Interest Rate Risk..................................63

          Item 12   Description of Securities Other Than Equity
                    Securities...................................Not applicable

Part II   Item 13   Defaults, Dividend Arrearages and
                    Delinquencies................................Not applicable

          Item 14   Material Modifications to the Rights of Security
                    Holders and Use of Proceeds..............................63
                         Use of Proceeds.....................................63

Part III  Item 18   Financial Statements....................................F-1

          Item 19   Exhibits..............................................III-1

                                  INTRODUCTION

Forward-looking Statements

     This annual report contains forward-looking statements. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, our beliefs and assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in "Item 3. Key Information--Risk Factors" and elsewhere in this annual report. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this annual report.

Certain Information

     As used in this annual report, "we", "us", "our", the "Company" and "Regus" refer to Regus plc and its subsidiaries, except where it is clear that such terms mean only Regus plc.

     We publish our consolidated financial statements in UK pounds sterling. In this annual report, references to "pounds sterling", "pounds", "(pound)", "pence" and "p" are to the currency of the UK and references to "US dollars", "dollars", "$", "cents", or "c" are to the currency of the US. See "Item 3. Key Information--Selected Financial Data--Exchange Rate Information" for historical information regarding the noon buying rates in The City of New York for cable transfers in pounds as certified for customs purposes by the Federal Reserve Bank of New York with respect to the pound. You should not construe these translations as representations that the pound amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or at any other rates.

     This annual report includes product names and other trade names, logos and trade marks, either registered or with respect to which applications are pending, of Regus and of other companies.

     Various amounts and percentages set out in this annual report have been rounded and accordingly may not total.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION


                            SELECTED FINANCIAL DATA

     Our selected financial data at December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000 have been derived from our consolidated financial statements prepared in accordance with generally accepted accounting principles in the United Kingdom or UK GAAP and included in this annual report. Our consolidated financial statements have been audited by KPMG Audit Plc, independent accountants. Our summary financial data for the years ended December 31, 1996 and 1997 and at December 31, 1996, 1997 and 1998 have been derived from our consolidated financial statements that are not included in this annual report. You should read the following data with the more detailed information contained in "Item 5, Operating and Financial Review and Prospects" included herein.

     We prepare our accounts in accordance with UK GAAP, which differs in significant respects from generally accepted accounting principles in the United States or US GAAP. For a discussion of significant differences between UK GAAP and US GAAP and a reconciliation to US GAAP of many of the amounts, see note 27 to the consolidated financial statements.

                                                                              Year ended December 31,
                                                    ----------------------------------------------------------------------------
                                                      1996        1997          1998          1999         2000       2000(1)
                                                    ---------- ------------  ------------  ------------  ----------  -----------
                                                     (pound)     (pound)       (pound)       (pound)      (pound)        $
                                                                        (in millions except per share data)
Amounts under UK GAAP:
Income Statement Data:
Revenue (including share of joint venture).......        32.9         58.8         111.6         200.6       429.2        641.9
Less: Share of revenue in joint venture(2).......           -            -             -          -(3)       (8.1)       (12.1)
                                                    ---------- ------------  ------------  ------------  ----------  -----------
Total revenue....................................        32.9         58.8         111.6         200.6       421.1        629.8
Cost of sales (center costs).....................       (29.7)       (50.3)        (97.2)       (183.5)     (320.8)      (479.8)
                                                    ---------- ------------  ------------  ------------  ----------  -----------
Gross profit (center contribution)...............         3.2          8.5          14.4          17.1       100.3          150
Administration expenses..........................        (8.3)       (13.1)        (29.6)        (60.0)      (86.9)      (129.9)
Exceptional item(4)..............................           -            -             -          (5.1)       (9.5)       (14.2)
                                                    ---------- ------------  ------------  ------------  ----------  -----------
Operating income (loss)..........................        (5.1)        (4.6)        (15.2)        (48.0)        3.9          5.9
Share of operating loss in joint venture(2)......           -            -             -          (0.1)       (1.0)        (1.5)
                                                    ---------- ------------  ------------  ------------  ----------  -----------
Total operating income (loss)....................        (5.1)        (4.6)        (15.2)        (48.1)        2.9          4.3
Net interest payable.............................        (0.6)        (1.8)         (2.0)         (6.8)       (6.8)       (10.1)
                                                    ---------- ------------  ------------  ------------  ----------  -----------
Loss on ordinary activities before tax...........        (5.7)        (6.4)        (17.2)        (54.9)       (3.9)        (5.8)
Tax on loss on ordinary activities...............        (0.2)        (0.5)         (0.8)         (1.5)       (9.9)       (14.8)
                                                    ---------- ------------  ------------  ------------  ----------  -----------
Loss on ordinary activities after tax............        (5.9)        (6.9)        (18.0)        (56.4)      (13.8)       (20.6)
Minority interests...............................           -           (5)          0.1             -         0.3          0.4
                                                    ---------- ------------  ------------  ------------  ----------  -----------
Net income (loss)................................        (5.9)        (6.9)        (17.9)        (56.4)      (13.5)       (20.2)
                                                    ========== ============  ============  ============  ==========  ===========



                                                                              Year ended December 31,
                                                    ----------------------------------------------------------------------------
                                                      1996        1997          1998          1999         2000       2000(1)
                                                    ---------- ------------  ------------  ------------  ----------  -----------
                                                     (pound)     (pound)       (pound)       (pound)      (pound)        $
                                                                        (in millions except per share data)
Net income (loss) per share - basic and fully          (0.01)       (0.02)        (0.04)        (0.12)      (0.03)       (0.04)
diluted..........................................
Net income (loss) per ADS - basic................      (0.07)       (0.09)        (0.21)        (0.60)      (0.14)       (0.20)
                          - fully diluted........      (0.07)       (0.09)          (16)        (0.60)      (0.13)       (0.19)
Weighted average number of shares outstanding
   (in thousands).............................       400,000      400,000       427,729       469,486     497,889      497,889

Balance Sheet Data (at period end):
Fixed assets.....................................       11.2         24.0          54.7         126.8       244.6        365.8
Cash.............................................        3.5         14.8          48.0          72.1       169.8        254.0
Total assets.....................................       21.6         53.0         142.2         268.3       544.4        814.1
Other net current liabilities(6).................      (14.5)       (32.7)        (59.9)       (120.4)     (187.9)      (281.3)
Creditors: amounts falling due after more               (9.8)       (22.8)        (29.1)       (102.4)      (23.1)       (34.5)
   than one year..............................
Minority interests...............................       (0.1)        (0.1)         (0.2)         (0.2)       (0.4)        (0.6)
Equity shareholders' funds (deficit).............       (9.5)       (16.6)         13.9         (23.7)      203.1        304.0

                                                                                          Year ended December 31,
                                                                            ----------------------------------------------------
                                                                               1998         1999          2000         2000
                                                                            -----------   ----------    ---------   ------------
                                                                              (pound)      (pound)       (pound)         $
                                                                                    (in millions except per share data)
Amounts under US GAAP:
Income Statement Data:
Net sales........................................                               111.6        200.6        421.1         629.8
Net income (loss)................................                               (16.4)       (70.6)       (16.8)        (25.2)
Net income (loss) per share basic and fully                                     (0.04)       (0.15)       (0.03)        (0.05)
  diluted........................................
Net income (loss) per ADS - basic and diluted ...                               (0.19)       (0.75)       (0.17)        (0.25)
Balance Sheet Data (at period end):
Total assets.....................................                               143.3        270.7        499.3         746.7
Long-term liabilities............................                               (34.1)      (110.9)       (23.8)        (35.7)
Cash (including restricted cash)(7)..............                                48.0         72.1        169.8         254.0
Equity shareholders' funds (deficit).............                                10.0        (29.9)       168.7         252.4

---------
(1) Pounds sterling amounts for 2000 have been translated into US dollars using the noon buying rate in effect on December 31, 2000 of (pound) 0.67 = $1.00. For the convenience of the reader, such information is unaudited.

(2) Includes our 50% interest in Regus Equity Business Centers LLC, our joint venture in the US with Equity Office Properties Trust, accounted for under the equity method of accounting.

(3)  Constituted revenue of (pound) 9,000 in 1999.

(4) Included costs associated with our postponed flotation on the London Stock Exchange in 1999 and costs associated with the reduction of the reward employee share options in 2000.

(5)  Constituted a loss of (pound) 13,000 in 1997.

(6) Other net current liabilities are current assets (excluding cash) less current liabilities.

(7) Restricted cash is primarily deposits held as security for lease guarantees and represented (pound) 8.2 million at December 31, 1998, (pound) 22.0 million at December 31, 1999, and (pound) 40.9 million at December 31, 2000.

Exchange Rate Information

     The tables below set forth, for the periods indicated, information concerning the noon buying rates for pounds, expressed in US dollars per pound.

Year ended December 31,
-----------------------                       Period
                                            Average(1)           Period End
                                           ------------         ------------
1996.......................................   1.57                 1.71
1997.......................................   1.64                 1.64
1998.......................................   1.66                 1.66
1999.......................................   1.61                 1.62
2000.......................................   1.51                 1.50
2001 (through June 27).....................   1.44                 1.42

(1) The average of the noon buying rates on the last day of each full month during the period.


Month
-----                                         High                  Low
                                           ------------         ------------
December 2000..............................   1.50                 1.44
January 2001...............................   1.50                 1.46
February 2001..............................   1.48                 1.44
March 2001.................................   1.47                 1.42
April 2001.................................   1.45                 1.42
May 2001...................................   1.44                 1.41
June 2001 (through June 27)................   1.42                 1.37


                                  RISK FACTORS

     You should carefully consider the risks described below as well as the other information contained in this annual report in evaluating us and our business. If any of the following risks actually occurs, our business, financial condition or results of future operations could be significantly harmed. In that case, the trading price of our shares and ADSs could decline and you may lose all or part of your investment. This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this annual report. You should also refer to the other information in this annual report, including our consolidated financial statements and the related notes.

Risks Associated with the Serviced Office Market

   We face competition, and if we are unable to compete effectively, we may be unable to maintain or expand our network of centers and we may lose customers

     Barriers to entry into the serviced office market at the local level are low. Although barriers to establishing a national or international network are higher, we cannot assure you that these barriers will remain or will deter new entrants or existing competitors, some of whom have announced expansion plans. In addition, there is the potential for local operators to overcome these barriers to establishing wider networks by forming alliances. There is also the potential for property companies, hotel operators or other companies to enter the market, either alone or in collaboration with service providers such as us. If we are unable to respond adequately to the competitive challenges we face or establish a sustainable competitive advantage, we may be unable to maintain or expand our network of centers and we may lose market share. In addition, we cannot assure you that in more competitive markets there will not be pressure on our prices, causing an adverse impact on our revenue and profitability.

   The concept of serviced offices may not be widely accepted in all markets

     The acceptance of the concept of serviced offices is at varying stages of development across the different geographical regions in which we operate. For example, in many less developed countries, such as Russia and China, serviced offices are a relatively new concept while in the UK, the US and Western Europe, the serviced office market is more developed. However, even in these more developed markets, the serviced office market represents only a small percentage of the entire office market. We cannot assure you that the concept will become increasingly accepted around the world. If the concept is not more widely accepted in areas where we operate our centers, our revenue and profitability could be adversely affected.

   Current drivers of the growth of the serviced office market may not develop as expected and could hinder market demand for serviced offices

     There can be no assurance that the factors that we expect to drive the growth of the serviced office market in the future will in fact do so. For example, the trends towards globalization of trade and increased outsourcing of office and related services may not develop as expected.

   Changes in the structure of the property industry could reduce demand for serviced offices

     In some markets, the attraction of our products derives in part from the long length of leases for traditional office space. A shortening of normal lease terms or other changes in the property market could make serviced offices less attractive to customers.

   Changes in work practices and technological advances could be detrimental to our business

     Changes in work practices could occur which are detrimental to our business, such as a move to working at home where office infrastructure is not necessary. In addition, technological advances could occur that facilitate this shift to working at home. For example, improvements in the connectivity of homes around the world could allow employees of our current and potential customers to participate in video conferences at home or participate in virtual meetings from home using broadband Internet or other technologies.

   Technological advances could require us to make substantial investments to maintain our competitive position

     We provide our customers with access to information technology and telecommunications equipment and infrastructure for use in their businesses. We cannot assure you that there will not be significant developments in the technology which businesses use that would require us to make a further substantial investment in new technology to maintain our competitive position or which would adversely affect the attraction of our products.

Risks Associated with Regus

   If demand for our business services falls, our profitability will be disproportionately affected due to the long-term nature of our lease commitments

     We lease substantially all of our properties. The length of our leases or the period after which we can exercise any break option in the leases is nearly always longer, and usually significantly longer, than the duration of our contracts with customers, the majority of which are for the short-term leasing of serviced office space between one and twelve months. If demand falls, whether as a result of economic conditions or otherwise, we may be unable to build or maintain occupancy or prices. If revenues decline, we would not immediately be able to reduce our lease cost base and would also be constrained in doing so over the long term. Some of our leases contain restrictions that would prevent us from transferring the lease or assigning the premises. Additionally, significant costs could be incurred if we were to dispose of unprofitable centers. A reduction in revenues would also result in a negative impact on our cash flow, as a consequence of the nature of our working capital cycle.

   Due to the concentration of our business centers in the UK and Ireland, adverse economic conditions in the UK and Ireland could cause our business to suffer

     Currently, our most profitable geographic segments, is the UK and Ireland segment. The UK and Ireland accounted for approximately 42% of our revenues in 2000. Adverse economic conditions in the UK could have a material adverse effect on our results of operations and financial condition.

   We are dependent on our Chief Executive

     We believe that our future success depends on the continued service of Mark Dixon, our Chief Executive and the founder of our business. While we have an employment agreement with him, this agreement does not prevent him from terminating his employment at any time on 12 months' notice. If we lose Mark Dixon without suitable replacement, our business and future operations may by adversely affected.

   Our rapid growth has placed a strain on our operational, financial and other resources, and if we fail to successfully handle future growth, we may be unable to execute our business plan

     The rapid growth of our network of centers has placed, and we expect it will continue to place, strain on our operational and financial resources and personnel. Due to the pace of our expansion, we need to recruit and train a significant number of employees, imposing considerable strains on many of our operational areas. The loss of employees or the potential inability to recruit employees in sufficient numbers to meet our business objectives or the failure of management, sales, financial or other functions to cope with our growth could have a material adverse effect on our financial condition and results of operations. In addition, as a result of our rapid growth, our operating costs, including start-up costs and sales and marketing expenses, and capital expenditures, relating to the fit-outs of our new centers, have increased. As we continue to grow, we expect our operating costs and capital expenditures to continue to increase.

   Our growth will be limited if we are not able to secure appropriate properties on suitable terms

     We aim to establish business centers in prime locations. The availability of suitable property may be restricted from time to time in markets and cities depending upon overall demand for new office space, the supply of newly built office space, which can have extended lead times, and local planning and zoning regulations. Accordingly, we cannot assure you that we will continue to be able to secure appropriate properties on suitable terms, or at all, in our chosen markets.

   Our leases contain upward only rent reviews that could adversely impact our cost base

     We are exposed to movements in property markets. All of our UK leases, together with a small number of other leases, contain provisions for upward only rent reviews linked to open market rents that could adversely impact our cost base. These rent reviews have potential increased cost implications in periods of relatively high rents. If open market rents were to decrease, the rent payable by us under these leases would stay the same as that for the prior period and would not decrease in line with open market rents. We cannot assure you that we will be able to maintain our margins in these circumstances. Likewise, in the event of a reduction in the prices that we charge our customers, whether as a result of a reduction in demand for serviced offices or otherwise, we would not be entitled to reduce the rent payable by us, even following rent reviews. In addition, the majority of our other leases contain upward only rent reviews which are fixed or are linked to the consumer price index or other inflation-related indices.

   We are exposed to foreign exchange, economic and, in some instances, political risks as well as other geographical risks related to the 48 countries in which we operate, which could cause an adverse impact on our business

     We operate business centers in 48 countries around the world and our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We are confronted with different legal and regulatory requirements in many jurisdictions. These include, but are not limited to, different tax regimes, laws relating to health and safety, and laws relating to the repatriation of funds or nationalization of assets. Our international operations also expose us to different local business risks and challenges, such as exchange rate risks in translating non-sterling profits, management and control of an international organization and other political risks. Our expansion in the US as well as in emerging markets requires us to respond to rapid changes in market conditions in these countries. We cannot assure you that we will continue to succeed in developing and implementing policies and strategies that are effective in each country where we do business. In addition, there can be no assurance that any of the foregoing factors will not have a material adverse effect on our results of operations and financial condition.

   We may incur significant costs related to the refurbishment of our centers or the reinstatement of the properties we rent

     We have not undertaken a major refurbishment exercise to date since the majority of our centers have been opened in the last few years. We anticipate that we will be required to refurbish those of our business centers that are more than seven to nine years old, but we cannot assure you that the costs, timing or disruption of refurbishment will not impact our business to an extent greater than anticipated.

     In addition, the terms of most building leases require us to ensure that a property is kept in good repair throughout the lease term and that alterations carried out to the premises are reinstated at the end of the lease term. We cannot assure you that reinstatement costs and, if Regus has failed to comply with its repairing obligations during the lease term, full repairing costs will not be incurred on termination of such leases, causing an adverse impact on our results of operations and financial condition.

   You may have difficulty assessing our business because the serviced office market is a developing and rapidly evolving sector and there are very few other public companies in this sector

     As a company in the serviced office market, you may have difficulty assessing our business because this market is a developing and rapidly evolving sector and there are very few other public companies in this sector. In addition, we believe that none of these other public companies is comparable to us for reasons related to their geographical focus and corporate structure. Performance and trends are therefore more difficult to assess than in many other more established sectors.

   Due to our expansion of our network of centers in the US, adverse economic conditions in the US could cause our business to suffer

     Currently, as part of our growth strategy, we intend to expand our network of centers, especially in the US. If we execute this strategy, adverse economic conditions in the US could have a material adverse effect on our results of operations and financial condition.

   The rapid expansion of our network of centers may not increase our revenue if we misjudge customer demand for these new centers or these new centers cannibalize our revenue from neighboring centers

     We are rapidly expanding our network of centers in response to specific customer requirements or expectations that demand can be developed to fill additional centers. A misjudgment by us as to the timing of customer demand for such new centers, or the consequent impact on existing centers in neighboring areas, could have a material short term impact on the profitability of our centers.

   You should not rely on our quarterly operating results as an indication of our future results because they are subject to significant fluctuations

     Our results of operations may fluctuate significantly on a quarterly basis due to a variety of factors, including:

o        the timing of opening new centers;

o capital expenditure relating to the expansion of our network of centers and periodic refurbishment of existing centers;

o changes in revenue and working capital caused by changes in pricing, occupancy or other business conditions; and

o         increases in costs, including employment costs.

     Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

Risks Associated with the ADSs

   We are subject to the control of Mark Dixon

     Our Chief Executive, Mark Dixon, through Maxon Investments BV, owns beneficially 61% of our issued shares. As the majority shareholder, he is able to exercise significant control over our operations, including the election of our board of directors, the declaration of some dividends, the approval or disapproval of major corporate transactions and the determination of other matters to be decided by the holders of our shares. Our business goals and those of Mr. Dixon may not always remain aligned. As a result, the market price of our shares and ADSs could be adversely affected.

   Substantial sales of our shares or ADSs could cause the price of our shares and ADSs to decline

     There can be no assurance that our directors and executive officers, Maxon Investments BV or other existing shareholders will not elect to sell shares. The market price of our shares and ADSs could decline as a result of any sales of shares by our directors, executive officers or shareholders or the perception that these sales could occur. If these, or any other, sales were to occur, we may have difficulty in selling securities in the future at a time or at a price we deem appropriate.

   Your rights as shareholders are governed by English law, which significantly limits your rights to bring derivative actions and may make it more difficult for you to win US securities law claims against us

     We are a public limited company incorporated under the laws of England and Wales. The rights of holders of shares and, therefore, many of the rights of ADS holders, are governed by English law and by our memorandum and articles of association. These rights differ from the rights of shareholders in typical US corporations. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring derivative actions. Under English law generally, only we can be the proper claimant in proceedings in respect of wrongful acts committed against us. In addition, it may be difficult for you to prevail in a claim against us under, or to enforce liabilities predicated upon, US securities laws.

   The depositary is not responsible for any failure to carry out voting instructions of ADR holders

     The depositary will not be responsible for failing to carry out instructions to vote the ADRs or for the manner in which the ADRs are voted or the effect of the vote.

   Holders of our ADRs may incur fees that holders of capital stock may not incur

     ADR holders may be charged a fee for issuances of ADRs resulting from distributions of shares, rights and other property and for each surrender of ADRs in exchange for deposited securities. ADR holders or persons depositing shares also may be charged cable, telex, facsimile, delivery and foreign currency conversion charges of the depositary. We pay all other charges and expenses of the depositary and any agent of the depositary other than the custodian.

   We may amend the deposit agreement without the consent of the ADR holders

     We and the depositary may amend the deposit agreement without the consent of the ADR holders. No amendment may impair the rights of ADR holders to surrender the ADRs and receive the underlying securities. ADR holders must be given 30 days notice of any amendment that affects any substantial existing right or imposes or increases any fees or charges, except for taxes and other charges specified in the deposit agreement.

ITEM 4.  INFORMATION ON THE COMPANY

                      HISTORY AND DEVELOPMENT OF REGUS PLC

History

     Our business was founded in 1989 by Mark Dixon, our Chief Executive, shortly before we opened our first business center in Brussels. Our business growth accelerated after we merged our operations with the slightly larger organization owned by Reinhold City A.B. in 1990. In 1992, an investment vehicle owned by Mark Dixon, Maxon Investments BV, bought out the majority shareholder. By the end of 1992, we operated 11 centers in eight countries through operating companies owned by Regus Business Centers BV. The following table shows our expansion since 1992. Due to our rapid expansion, comparisons with prior periods may not be meaningful.

                                                  Year ended December 31,
                      ---------------------------------------------------------------------------------
                      1992   1993    1994    1995      1996    1997      1998       1999       2000
                      ------ ------  ------ --------  ------- -------- ----------  --------  ----------
Centers(1)...........    11     16      24       35       58       97        155       245         335
Workstations(2)......   N/A    N/A     N/A    2,884    5,152    9,157     16,293    29,777      50,333
Countries............     6      8      14       16       22       23         30        45          48
Employees(3).........    42     63      94      207      316      542        923     1,492       2,101
Revenues (in (pound)
millions)............   2.8    6.7    11.3     19.4     32.9     58.8      111.6     200.6       421.1

---------
(1)  At period end.  Includes closed centers through the periods up to closure.

(2) Represents weighted average available workstations for the period. The number of workstations is not available for 1992, 1993 and 1994 because we closed a number of business centers in those years and we cannot accurately assess the impact of the closures on the number of workstations.

(3)  Average total employees for the period.

     In July 1998, we reorganized our operations by inserting a UK holding company, Regus Business Centers plc, between Regus Business Centers BV and Maxon Investments BV. On July 18, 2000, we changed our name from Regus Business Centers plc to Regus plc. Regus plc was incorporated in England and Wales as a public limited company under the laws of England and Wales. Our principal executive offices are located at 3000 Hillswood Drive, Chertsey KT16 0RS, England and our telephone number is (44) (1932) 895-000. Regus Business Centers Corp., our US headquarters, is located at Suite 412, 100 Manhattanville Road, Purchase, NY 10577 and its telephone number is (914) 304-4100.

     Maxon Investments BV owned all of Regus Business Centers plc until August 1998 when a consortium comprising an affiliate of Bankers Trust, now part of Deutsche Bank, and two affiliates of Apollo acquired 17.5% of our share capital for cash consideration of $100 million, of which $83 million was paid to us by way of subscription for new shares and the balance of $17 million was paid to Maxon Investments BV in consideration for the sale of existing shares. In October and November 1999, we allotted a further 2.9% of our issued share capital to two affiliates of Deutsche Bank and two affiliates of Apollo, for a total consideration to us of (pound) 20 million, as part of a wider arrangement to which Maxon Investments BV was a party. The wider arrangement consisted of Maxon Investments BV granting to those affiliates of Deutsche Bank and Apollo options over a further 0.8% of our existing issued share capital (subject to proportionate adjustment to reflect any reorganization of us) for an aggregate strike price of (pound) 1 in consideration of the waiver of certain rights held by those parties.

      In October 2000, we completed an initial public offering of 128,829,075 shares, raising (pound) 250 million ($373 million) for the Company and (pound) 81 million ($121 million) for certain selling shareholders. At that time, we listed our ordinary shares on the London Stock Exchange and our ADSs were listed on NASDAQ.

      On April 23, 2001, we acquired Stratis Business Centers, Inc. in the US. Under the terms of the agreement, we agreed to pay a total purchase price of $10 million. Of this, $4 million has been paid to the shareholders of Stratis in cash at closing and a further $1 million has been held in escrow and will be paid out quarterly over the next twelve months, assuming no dispute between the parties arises. The balance of the purchase price is payable in shares of Regus plc, some of which are restricted.

     On April 25, 2001, we acquired Satellite/Skyport Conference Centers, an operator of business centers in Belgium and the Netherlands, for NLG8 million.

     On June 4, 2001, we announced we were in discussion relating to a possible transaction with Frontline Capital Group and HQ Global Holdings, Inc. On June 7, 2001, we announced that such discussion had been terminated. Costs relating to the proposed transaction will be recognized in the second quarter of 2001.

Capital Expenditures

     Capital expenditures, net of sales of tangible fixed assets, increased to (pound) 86.6 million in 2000 from (pound) 75.7 million in 1999, (pound) 21.2 million in 1998 and (pound) 9.1 million in 1997. These increases in capital expenditures were primarily due to the purchase of office furniture, fixtures and fitting and telephone and other office equipment, related to fit-outs of centers opened in each period.

     Notwithstanding our cash flow from operating activities, the rate of expansion in new center openings since 1997 was only partially financed by operating cash flow. The average capital expenditure on fixtures and fittings for a new business center rose from approximately (pound) 0.7 million per new center in 1998 to approximately (pound) 1.0 million per new center opened in 1999 but fell to approximately (pound) 0.8 million per new center opened in 2000. This reflects the fact that we are taking advantage of bulk purchasing power and managing effectively our supplier relationships. Capital expenditure is depreciated over periods between two and ten years.

     All start-up costs and maintenance expenditure are charged to the profit and loss account as incurred. Every seven to nine years, however, a major refurbishment is expected and such expenditure would be included as capital expenditure. However, the recent opening of most centers means that, with one exception funded by the freehold owner of the entire building, no centers to date have required such a refurbishment.

     We intend to continue to increase the number of our centers, especially in the US. In addition, we intend to expand a number of our centers in order to increase the available workstation capacity for our customers.

                               BUSINESS OVERVIEW

     We are a provider of high quality, business services to the global economy. Our international network of adaptable business centers allows our customers to outsource completely or in part their workspace requirements. Our business center offerings include a client driven mix of workstations, conference rooms and related support services, such as video conferencing, telecommunications, Internet connectivity, reception and secretarial services. Customers can use all or part of our business centers for durations of one hour to over five years.

     Our serviced business centers represent an alternative to traditional office space. Located in downtown business districts, suburban office parks and near transportation gateways, we can tailor our business centers to a variety of customer requirements. These business services offer advantages of convenience, flexibility and immediate availability. In addition, our business services can cost less than traditional office leasing, depending upon individual circumstances, such as the number of employees in the office and the term of occupancy.

     We have grown rapidly in recent years. As of December 31, 2000, we operated a network of 335 business centers in 48 countries.

     We have focused our growth on expanding our international network of business centers. The following table shows the 48 countries in which we operated by region and the number of centers in each country as of December 31, 2000.

UK and Ireland                              Italy (6)                   Ukraine (1)                    China (5)
Ireland (2)                                Latvia (1)                                                  Egypt (1)
UK (82)                                Luxembourg (1)                      Americas                   Israel (1)
                                 The Netherlands (20)                 Argentina (1)                    Japan (4)
Rest of Europe                             Norway (2)                    Brazil (6)                 Malaysia (1)
Austria (3)                                Poland (3)                     Chile (2)                  Morocco (1)
Belgium (9)                              Portugal (3)                    Mexico (5)              Philippines (1)
Czech Republic (3)                        Romania (1)                    Panama (1)                Singapore (2)
Denmark (3)                                Russia (2)                      Peru (1)             South Africa (6)
Finland (3)                       Slovak Republic (1)                       US (62)                 Tanzania (1)
France (16)                                 Spain (8)                                               Thailand (1)
Germany (39)                               Sweden (6)                 Rest of World                  Tunisia (1)
Greece (2)                            Switzerland (4)                 Australia (4)                  Vietnam (2)
Hungary (3)                                Turkey (1)                Azerbaijan (1)

     Our growth has enabled us to develop a broad customer base. A large proportion of our customers, based on revenue, operate in rapidly growing sectors such as information technology, financial services, consultancy and telecommunications.

     Our customers increasingly demand technologically sophisticated and flexible business services, such as ours. The desire of our customers to capture the benefits offered by business models based upon outsourcing office and related services, globalization of trade, advances in technology and changes in work practices drives this demand for our business services. Our business services assist our customers to compete effectively in an economic climate increasingly characterized by the speed, flexibility and technology of the Internet. We believe that new and established companies in varied industry segments will continue to realize the competitive advantages offered by our business services.

The Regus Strategy

     Our goal is to become the leading provider of high quality, business services to the global economy. In bringing together people, property and technology, we aim to provide a complete outsourced workspace to our customers, allowing those customers to focus on their own businesses. Our strategies to meet this goal include the following key elements:

     Further Develop the Regus Brand

     We believe that raising awareness of the benefits of using serviced offices and building a major international business services brand will further encourage use of our business centers by important corporate customers. In addition, we intend to leverage our brand and reputation for providing high quality fixtures, fittings and infrastructure in our centers through the introduction of additional products. For example, we are considering launching a range of new products, currently called Regus Workz and Regus Next Generation, under the Regus brand. See "--Future Products and Other Initiatives".

     Improve the Yield from Existing Centers

     We seek to continue to increase the revenues and profitability of our existing business centers as they mature. We aim to achieve higher yields in the following ways: increasing prices, expanding the range of services offered to customers within each business center, expanding the size of our business centers and extracting cost savings through our purchasing power.

     Expand within Existing Countries of Operation either Organically or Through Acquisitions

     Within existing countries of operation, we can expand by opening new centers, expanding existing business centers, establishing joint ventures or acquiring companies that operate business centers or offer complementary services that could be rolled out to our network of business centers. The establishment of the first business center in a given country entails gaining local market and regulatory knowledge, hiring and training local people and establishing appropriate infrastructure. Subsequent expansion of our business within that country tends to be less risky and less costly. The creation of a national network of business centers within a country enhances our ability to service national customers, generates greater customer awareness and enables us to attract key national accounts. In the medium term, we expect a significant proportion of our growth to occur in the US market.

     Actively Manage Risk

     Our business faces, among others, political, economic, liquidity and capital risks, due to our international growth. We aim to continue to manage such risks through the following mechanisms.

o At December 31, 2000, we had approximately 4,500 customers, spread across 48 countries. For the year ended December 31, 2000, no single customer accounted for more than 2% of our total revenue. Our broad customer base mitigates our risk of exposure to any one customer or market.

o We have entered into profit and risk sharing lease agreements with building owners, called "turnover leases" and "part-turnover leases", and we expect to enter into additional turnover and part-turnover leases. Under these arrangements, a property owner agrees to defer base rents payable on a new business center in exchange for future profit sharing if the business center successfully matures. At December 31, 2000, we had 19 turnover leases and 67 part-turnover leases which accounted for 5.7% and 20.0% of the total number of our business centers, respectively, and 3.9% and 18.4% of the total number of our workstations, respectively, at that date.

o We have established joint ventures and intend to establish additional joint ventures or make strategic arrangements with established property companies through which we share the costs associated with acquiring prime office locations for our business centers.

     Expand Internationally Through Franchising

     We believe that the international expansion of our global network of business centers can be accelerated through selective franchising of our brand. We will adopt franchising in countries and regions where we determine that the resources required to set up and manage a new operation cannot be justified in the context of prospective returns and other opportunities available to us. We expect, however, to benefit directly from royalty income from franchisees and indirectly from our ability to offer customers an expanded global network. Our franchising efforts are in an early stage of development, although the acquisition of Stratis Business Centers Inc. in the US, which includes 16 franchised business centers and an infrastructure to support continued expansion of this program, will assist in accelerating our progress in the US.

Products and Services

     Our business centers are the core of our offering of high quality global business services. We design our business centers around a flexible arrangement of workstations, conference rooms and reception areas. We staff all of our business centers with employees trained to provide our customers with a high level of service. We assure our customers of a uniform level of staff professionalism through our training courses offered through Regus Academy, our training and development program. Our global network of business centers offers high standards of office design, fixtures, fittings, technology and staff. The flexibility of our business centers has allowed us to develop a suite of additional products and services that meet the requirements of all sizes of corporate customers. These products and services are designed to work as "components" that integrate well into a customer's existing office infrastructure and with emerging trends of outsourcing non-core activities and globalizing business models. We market and sell these products and services together as complete solutions and separately as components of a customer's existing office infrastructure, depending on customer requirements.

     In 2000, we opened 93 centers worldwide. As of December 31, 2000, in line with our business plan for 2000, we had 335 centers or 64,070 workstations worldwide and 62 centers or 17,009 workstations in the US. In the next five years, we plan to open up to 700 business centers in the US as part of a plan to have one business center in every town with a population greater than 100,000 that fits our other business center opening criteria, including, but not limited to, financial criteria, satisfactory infrastructure and proximity to public transportation hubs. We expect that each business center in the US, once it becomes an established center, will generate on average at least $3 million in revenue each year.

     The products and services that we offer in our business centers include the following.

     Workstations

     Our principal business service, currently accounting for a substantial proportion of our revenues, involves agreeing to use one or a number of our workstations. Each workstation is in a fully equipped office with telecommunications systems, data transmission services, reception areas and supported, as needed, by trained receptionists and secretaries. A customer can use a flexible number of workstations that vary in size from a private office for a single individual to a large open plan office with multiple workstations. All our workstations are furnished to uniformly high standards. Customers can use workstations for any duration between one hour to one year and beyond. Customers are billed monthly on an itemized invoice.

     Conference Rooms

     Our conference rooms vary in size from small interview rooms to large conference rooms accommodating up to 100 people. While we generally provide our customers with conference rooms along with workstations, conference rooms are also separately available at short notice for periods of one hour to one day or longer to our customers who do not also require workstations.

     Link

     We offer a professional and confidential telephone answering and mail handling service that allows small and medium sized business customers to operate a virtual office with a business address at one of our business centers. We have invested heavily in telecommunications technologies so that our operators can answer each call with personalized greetings for each of our customers. If desired, we can transfer calls to forwarding numbers or provide callers with messages from our customer.

     Video Conferencing

     Most of our business centers maintain high quality video conferencing facilities, bookable by the hour. These facilities are available to those customers who use workstations at our business centers and to those customers who only require video conference capability.

     Touchdown

     We offer a membership program which, upon completion of simple registration procedures, provides customers with preferential, instant, easy access to our international network of business centers. Membership allows a customer enhanced flexibility to use our products and services at short notice anywhere in our global network to suit our customers' business needs.

     Netspace

     We provide Netspace to companies that want to outsource the management of their own office space. With Netspace, we provide all or a substantial amount of the office services and manage the office without disturbing the customer's existing office lease arrangements.

     Related Services

     We also offer, in most business centers, access to our global wide area network which provides software and data transmission services as part of the standard services available to our customers. In addition, we provide customers using our workstations, conference rooms, Link and video conferencing products with related services and facilities. These services, for which we charge separately, include telephones, fax, photocopying, secretarial services, catering, storage and parking.

     We believe that businesses that are initially attracted to one of our particular products, for example, a short term need for a single workstation, may become convinced by our business center concept and use us as a solution to their requirements for longer term workspace and related value added services.

Future Products and Other Initiatives

     We have recently launched, or currently expect to launch, subject to business conditions, the following products and initiatives in the near future. Although not currently contemplated, we may introduce other products and initiatives as well.

     Franchises

     We believe that we can grow our network of business centers more quickly through franchising, particularly in developing countries where the franchise can apply its local expertise and capital. We plan, therefore, to launch new centers in these areas through franchise arrangements, under which we will approve the location, design and marketing of the centers while extending the same quality control and staff training procedures to the franchise operators as we apply to all our proprietary business centers. A number of franchise agreements are currently being negotiated.

     Regus Next Generation

     We plan to launch a new type of business center, built from prefabricated materials and positioned outside regional cities and in other locations where land values are lower than those in our traditional heartland. Our strategy is to market these centers to small and medium enterprises at a lower price than, but at a similar margin to, our traditional centers. We have already signed one lease for a building in Harlow in the UK.

     Host Regus

     We continue to be in the process of creating a fund to invest in high quality properties in the UK suitable for future business centers. We expect to take a minority stake of up to (pound) 8 million in Host Regus and will lease properties from Host Regus under agreed leases. It is anticipated that the fund will raise up to (pound) 40 million of equity and up to a further (pound) 40 million of debt.

      Other

      We are piloting a new type of business center called Regus Workz designed specifically for the more casual business cultures of the new economy. We currently have one pilot center in the US and one in the UK. No further pilots are planned in the short term.

      We also have a pilot project of a product called Regus Engineer with Deutsche Telekom in Germany, which is dedicated to servicing the needs of service engineers. There are no current plans to entend this pilot.

Sales and Marketing

      Our sales and marketing strategy, which involves a constant appraisal and improvement of product mix, investment in local advertising and a continuing focus on service quality, has been key to developing the Regus brand during 2000. During November 2000, we capitalized on the opportunity to increase brand awareness and grow concept understanding in key markets through the UK, via the first ever title sponsorship of the Regus London Film Festival and Regus London Film Festival On Tour.

      To develop our brand awareness further, we signed our biggest-ever sponsorship deal at the end of the year when we became an Official Partner to the Ryder Cup 2001.

      We market and sell our products and services around the world. As of December 31, 2000, we had approximately 333 employees engaged in sales and marketing across the globe. Our sales and marketing team aims to attract new customers, to develop and expand relationships with existing customers and to build a major business services brand. Our direct sales force includes 179 field sales executives assigned to individual business centers and 51 corporate account managers responsible for key customer accounts.

      These direct sales functions are supported by a team of telesales representatives and analysts. As an indirect sales channel, we have established relationships with real estate brokers and other agents to refer us business.

      We have consistently invested in marketing activity. We use a wide range of approaches, depending upon the market and specific sales objectives, in order to provide sales leads. Our marketing campaign includes commercial radio and television, brochures, newspaper and magazine advertising and direct marketing mailings. We measure the efficiency of marketing activity on a cost per enquiry and cost per sale basis.

Customers

      We sell our products and services to a broad base of customers in many different industries around the world.

      At December 31, 2000, we had approximately 4,500 customers, spread across 48 countries. Many of our customers are major international corporations. For the year ended December 31, 2000, no single customer accounted for more than 2% of our total revenue. Our customers are drawn from a wide range of industry sectors, including consulting, energy, financial services, information technology, media, pharmaceuticals and telecommunications.

Property and supplier relationships

      We consider the location of its business centers to be of paramount importance and has generally positioned them in city centers, at important transportation hubs, such as major airports, and in business parks. Our international corporate development team which, at the end of the year, consisted of 42 people, works with our regional management teams and property owners to identify suitable locations.

      In 2000, we continued to develop our global network by adding a further 93 centers and by expanding 17 existing centers. We closed three centers. As a result of opening centers that are generally larger, we increased the number of workstations available at the end of the year by 60%, to 64,070, compared with 40,136 at the end of 1999. We expect this rate of growth to continue with a further 53 leases signed at the year end, all of which are due to open during 2001. In 2000, we focused on the strategically important US market and expanded within existing countries of operation. We added only three new countries in the year.

      The corporate development team actively manages our relationships with major property owners throughout the world. Their objective is to position Regus as the partner of choice for any property owner. Regus can offer property owners a menu of deal structures, ranging from conventional leases through participation leases and management contracts to franchise, depending upon the property owner's appetite for risk and reward. Once we have decided to lease a property, our team of designers, contractors and suppliers works to build out the workstations and conference rooms to our consistently high standards.

      We have established 50/50 joint ventures with Arlington Securities and Teesland Group plc in the UK, with Equity Office Properties Trust, Duke-Weeks and Crescent in the US, Brookfield in Canada, Pirelli in Italy and Gesco in India. In each case we operate business centers in our partners' buildings on a profit-share arrangement through which we are paid a management fee by the joint-venture company and share in the business centers' profits.

      We work closely with the owners of our buildings and with our partners who are involved in new products and initiatives. As the business has grown and matured, we have strengthened our relationships with our principal suppliers, on a mutually beneficial basis, and have achieved significant purchasing discounts on certain products. As a result, approximately 80% of our capital expenditure on new centers is placed with only 16 suppliers. We continue to develop non-exclusive partnerships with "best-in-class" companies to facilitate entry into new and/or existing markets. These enable us to introduce new products more efficiently and quickly and to reduce the risk of doing so.

Competition

      The serviced office market is new and fragmented. Many participants are local entrepreneurs operating a small number of business centers. In the UK, for example, the Business Center Association Limited comprises over 160 members who operate business centers. Some market participants, however, have emerged to compete on a broader geographic basis.

      Principal Competitors

      We believe that our principal competitors fall into the following categories:

      Traditional Office Space

      In deciding how to meet their workspace requirements, our potential customers will have the choice of either using a provider of serviced offices such as ours or of leasing, building out and staffing traditional office space themselves. As most businesses have historically relied on the internal provision of office infrastructure, traditional office space remains the first choice for many of our potential customers. Nevertheless, we believe that the benefits of serviced offices will continue to persuade potential customers to outsource their workspace requirements and rely on our expertise in providing high quality business services.

      Global Serviced Office Competitors

      HQ Global Workplaces, Inc. or HQ and, to a more limited extent, WWBCN, are the only other serviced office providers with significant presences on more than one continent. HQ, which merged in 2000 with Vantas, owns, manages or franchises approximately 460 business centers in 17 countries, although most are located in the US. We believe that WWBCN, an association of independent business center operators based mainly in Europe and North America, intends to grow its business and extend its global reach.

      Regional Serviced Office Competitors

      Two companies have established a large international presence in a single region. Servcorp operates business centers in 16 cities principally in Australia and the rest of the Asia Pacific region. Servcorp believes it is the market leader in Australia, Japan, Singapore, Thailand, Malaysia and New Zealand. Servcorp has also entered into a joint marketing agreement with HQ. Ihr Buro operates business centers mainly in Europe.

      National Serviced Office Competitors

      In addition to regional competitors, several businesses operate in the serviced office market on a national level. Significant national competitors include Marylebone Warwick Balfour, Citibase and FirstBase plc in the UK and Your Office in the US. Many of these companies do not operate national networks on the same scale as us and target products to different segments of the market than we do.

      Local Serviced Office Competitors

      Within many countries where we operate, a large number of small, entrepreneurial businesses operate serviced offices. These local businesses tend to target smaller and less established companies and typically offer business centers with less services than we do. As a result, we do not generally regard these providers as a competitive threat for the near term. However, we anticipate that as the market consolidates or as alliances emerge in the longer term, some of these local businesses may represent more serious competition.

      Market Entry by Property Owners

      Our experience has been that property owners are attracted to the higher yields that serviced offices can provide, but recognize their lack of operational infrastructure to manage a business providing serviced offices. As a consequence, we believe that property owners will continue to enter the serviced office market through joint ventures and other partnerships but not as independent competitors. Nonetheless, we anticipate that in the future some property owners may enter the serviced office market on a standalone basis and could provide us with new competition.

Intellectual Property and Other Proprietary Rights

      We regard the protection of our intellectual property as critical to our future success, and we rely on a combination of copyright, trademark, and trade secret and contractual restrictions to establish and protect our proprietary rights in products and services.

      We have acquired trade mark registration of the name "Regus" and the "Regus" logo in the countries in which we have more established operations such as the UK and other countries in Europe. We have made applications to register the name "Regus" and the "Regus" logo as trade marks in a number of countries in which we have recently begun to operate, such as in the Asia Pacific region, Africa and Latin America. In the US, we have acquired trademark registrations of "Regus" and the "Regus" logo and we have made applications to register "Touchdown" and "Netspace".

      To date, we have not received any material notifications of trademark infringement.

                            ORGANIZATIONAL STRUCTURE

      Regus plc is the holding company for a number of subsidiaries which are our operating companies. The following is a list of our significant subsidiaries at May 31, 2001. Save where stated otherwise, each subsidiary is wholly owned by us.

                                                       Jurisdiction of                 % of equity
Company                                                Incorporation                and votes held
-------                                                -------------                --------------
Regus Business Center SA                               Argentina                               100
Regus Centers Pty Ltd                                  Australia                               100
Regus Business Center GmbH                             Austria                                 100
Regus Belgium                                          Belgium                                 100
Regus Business Center SA                               Belgium                                 100
Regus do Brasil Ltda                                   Brazil                                  100
Regus Business Center Ltd                              Canada                                  100
Regus Business Center Ltda                             Chile                                   100
Regus Business Service Co Ltd                          China                                    95
Regus Business Services (Shanghai) Ltd                 China                                   100
Regus Colombia Ltda                                    Colombia                                100
Regus Business Center sro                              Czech Republic                          100
Regus Business Centre ApS                              Denmark                                 100
Regus Business Center (Egypt)                          Egypt                                   100
FoRe Business Centers Ltd +++                          England                                  50
Host Regus Ltd                                         England                                 100
Regus Business Centers (Holdings) Ltd*                 England                                 100
Regus Business Center Trading Ltd +                    England                                 100
Regus Business Centers (UK) Ltd                        England                                 100
Regus City Ltd                                         England                                 100
Regus Management Limited                               England                                 100
Regus (UK) Limited                                     England                                 100
Park Business Centers Ltd +++                          England                                  50
Regus Finland Oy                                       Finland                                 100
Regus Paris SA                                         France                                  100
Regus Roissy SA                                        France                                  100
Regus Business Center GmbH                             Germany                                 100
Regus Hellas SA                                        Greece                                  100
Regus Business Center Ltd                              Hong Kong                               100
Regus Central Europe Trading & Servicing Kft           Hungary                                 100
Europa Business Center Ltd                             Ireland                                 100
Regus Ireland Ltd                                      Ireland                                 100
Regus Finance                                          Ireland                                 100
Regus Franchise International Limited                  Ireland                                 100
Regus Business Centers Ltd                             Israel                                  100
Regus Business Center Srl                              Italy                                   100
Regus Business Center Italia SpA +++                   Italy                                    65
Regus Japan KK                                         Japan                                   100
Regus Korea Limited                                    Korea                                   100
SIA Regus Business Center                              Latvia                                  100
Regus Luxembourg SA                                    Luxembourg                              100
Regus Centers Sdn Bhd                                  Malaysia                                100
Regus Business Center SA de CV                         Mexico                                  100
Regus Services SA de CV                                Mexico                                  100
Regus Maroc SARL                                       Morocco                                 100
Regus Amsterdam BV                                     Netherlands                             100
Regus Business Center BV                               Netherlands                             100
Regus International Holdings BV ++                     Netherlands                              60
Satellite Business Center Schiphol BV                  Netherlands                             100





                                                       Jurisdiction of                 % of equity
Company                                                Incorporation                and votes held
-------                                                -------------                --------------
Skyport Brussels NV                                    Netherlands                             100
Regus Business Center Oslo AS                          Norway                                  100
Regus Business Center (Panama) SA                      Panama                                  100
Regus Business Center (Peru) SA                        Peru                                    100
Regus Centers Inc                                      Philippines                             100
Regus Business Center SP zoo                           Poland                                  100
Regus Business Center Lda                              Portugal                                100
Regus Business Center (Romania) SRL                    Romania                                 100
LLC Regus Business Center                              Russia                                  100
Regus Centers Pte Ltd                                  Singapore                               100
Regus Business Center Bratislava sro                   Slovakia                                100
Regus Business Center SA                               Spain                                   100
Business Center Gothenburg AB                          Sweden                                  100
Business Center Stockholm AB                           Sweden                                  100
Regus Business Center (S) SA                           Switzerland                             100
Regus Business Center (Tanzania) Ltd                   Tanzania                                100
Regus Center (Thailand) Ltd                            Thailand                                100
Regus Tunisie SARL                                     Tunisia                                 100
Regus Is Merkezi Isletmeciligi Ltd Sirketi             Turkey                                  100
Regus Business Centers (Ukraine)                       Ukraine                                 100
Regus Business Center Corp                             USA                                     100
Regus Business Centers LLC                             USA                                      60
Regus Crescent Business Centers LLC +++                USA                                      50
Regus Equity Business Centers LLC +++                  USA                                      50
Stratis Business Centers, Inc                          USA                                     100
Regus Business Center Venezuela CA                     Venezuela                               100
Regus Center (Vietnam) Ltd                             Vietnam                                 100

*   Regus plc owns these subsidiaries directly.
+   Our Azerbaijan business operates as a branch of this company.
++ Our South Africa business operates as a branch of this company. +++ Joint ventures.

                                   PROPERTIES

      We consider the location of our business centers to be of paramount importance and we have generally restricted the placement of our business centers to city centers, important transportation hubs, such as major airports, and business parks. We have an international property team, which works with our regional management teams and property owners to identify suitable locations for our business centers. The team actively manages our relationships with major property owners worldwide. Once we have decided to lease a property, our team of designers, contractors and suppliers work to build out the workstations and conference rooms to the consistently high quality expected from our business centers.

   Leasing

      We lease substantially all of our property portfolio. Across the portfolio, there are variations in lease durations and lease termination provisions, due to differences in leasing practices in the different jurisdictions of our operations. Accordingly, our ability to mitigate our obligations in the event of a downturn in the performance of our business centers, by terminating or renegotiating our leases, differs with the geographic variations.

     As at December 31, 2000, 44% of our total number of leases (including lease commitments for centers that are not yet open) had less than 6 years until either expiry or the first time we have an option to break. This equates to 30% of our total number of workstations. 16% of our total number of leases, equating to 22% of our total number of workstations, had more than 12 years to run, virtually all of which were in the UK and Ireland. Of our total number of leases, including commitments, 25% were located in the UK and Ireland, 41% were located in the Rest of Europe and 26% were located in the Americas.

     A majority of our leases are on conventional rental terms and as such provide for regular payments of agreed rent and for periodic reviews of rent levels. Rent reviews are normally on terms in accordance with local market practice. For example, UK leases provide for regular upward only rent adjustment to the prevailing market rate, if higher than the agreed rent, while other jurisdictions may have regular fixed rent increases or rent increases linked to market indices. Upward only rent reviews mean that in a declining market, rents can never be lowered.

     In order to mitigate our exposure on long-term lease commitments as well as aligning our interests with those of the building owner, we have entered into some profit and risk sharing lease arrangements called "turnover leases". In a typical turnover lease, we will only pay rent when and to the extent that the center is cumulatively profitable after deducting operating costs and our management fee. To the extent that there are sufficient cumulative profits, we will pay the rent and also any accumulated rent unpaid since the start of the lease. Once, and if, we have paid all the rent due, any remaining surplus profit is paid out to us and the building owner annually on a pre-agreed basis which is normally 50/50.

     As a variant of this, we have also entered into "part-turnover leases", whereby a portion of the rent which is the guaranteed rent is paid every quarter to the landlord whether or not there is any profit. In these leases, usually a smaller element of the rent paid to the landlord is dependent upon profit than under a turnover lease.

     Building owners will generally have a right to convert turnover and part-turnover leases to conventional rent terms on a specified date, being no earlier than the end of the fifth year of the lease term which, if exercised, would normally give rise to right for us to terminate the lease.

     Where we enter into formal joint ventures with property owners, the economic result in respect of each property within the arrangement is very similar to a turnover lease. In a typical joint venture, we share with our partners the start-up costs of opening business centers, including the fitting-out of the business centers. We receive a management fee for each center which is deducted from the customer revenue which we collect. The rent is paid by the joint venture vehicle to the property owner out of the remaining funds. Finally, after all expenses, any profits in the joint vehicle are distributed usually on a 50/50 basis. These joint ventures help us to mitigate the risk we face in leasing properties for our business centers.

     On December 31, 2000, we had 232 conventional leases which accounted for 72% of the total number of our business centers and 75% of the total number of workstations. On the same date, we had 19 turnover leases and 67 part-turnover leases which accounted for 6% and 21% of the total number of our business centers, respectively, and 4% and 19% of the total number of our workstations, respectively. We operated the remaining 1% of the total number of our business centers and 2% of our workstations through management contracts. If analyzed by reference to rent payable for accounting purposes, rather than by the number of centers or workstations, conventional leases, turnover leases and part-turnover leases accounted for 76%, 4% and 20%, respectively, of the total rent payable. By their terms, our management contracts do not require rental payments. If analyzed by reference to our total revenue, conventional leases, turnover leases, part-turnover leases and management contracts accounted for 71%, 5%, 22% and 2%, respectively, of our total revenue. In addition, we have achieved a broad geographic distribution of turnover, part-turnover and conventional leases. We have turnover leases in 8 countries and part-turnover leases in 21 countries.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

                               OPERATING RESULTS

     The following discussion of our financial condition and results of operation should be read in conjunction with the consolidated financial statements and notes, included elsewhere in this document. Our consolidated financial statement are prepared in accordance with UK GAAP which differs from US GAAP as discussed in note 27 to the consolidated financial statements. This discussion contains forward looking statements based upon current expectations which involve risks and uncertainties. Actual results and timing of events may differ significantly from those projected in these forward looking statements due to a number of factors, including those set forth in this document in the section "Risk Factors" and elsewhere in this document.

Overview

     We are a provider of high quality, business services to the global economy. Our international network of adaptable business centers allows our customers to outsource completely or in part their workspace requirements. Our business center offerings include a client driven mix of workstations, conference rooms and related support services, such as video conferencing, telecommunications, Internet connectivity and reception and secretarial services. Customers can use all or part of our business centers for durations of one hour to over five years.

     Our serviced business centers represent an alternative to traditional office space. Located in downtown business districts, suburban office parks and near transportation gateways, we can tailor our business centers to a variety of customer requirements. These business services offer advantages of convenience, flexibility, immediate availability and cost over traditional office leasing.

     The following table sets forth, for the periods indicated, the number of our centers, workstations, countries in which we have centers and employees.

                                         Year ended December 31,
                              ---------------------------------------------
                                 1998            1999             2000
                              ------------    -----------      ------------
     Centers(1)...............        155         245(2)            335(3)
     Workstations(4)..........     16,293         29,777            50,333
     Countries................         30             45                48
     Employees(5).............        923          1,492             2,101

(1)  At period end.  Including closed centers through the periods up to closure.

(2) Includes 91 centers opened, including two centers owned by our joint venture with Equity Office Properties Trust, three centers closed and 18 centers expanded during 1999.

(3)  Includes three centers closed and 17 centers expanded during 2000.

(4)  Represents weighted average available workstations for the period.

(5)  Average total employees for the period.

     Due to our rapid expansion during the four years ended December 31, 2000, comparisons with prior periods may not be meaningful.

   Income Statement Items

     Revenue and Center Contribution

     Our revenue consists of revenue from our products, including office or workstation revenue and related service revenue, including principally telephone, information technology and data services, fax, photocopying, secretarial services, catering, storage and parking.

     Gross profit or center contribution is revenue less cost of sales. Cost of sales consists of costs from the individual business centers, including property lease costs, employee costs, start-up costs, including formation costs, costs related to finding properties and any other opening costs, telephone costs, equipment rental and depreciation. Initial start-up costs, including those incurred in connection with the setting up of the legal and financial control infrastructure, are typically higher for the establishment of the first center in a new country. Thereafter, new centers in the same country benefit from this initial investment by us. We charge start-up costs to the income statement as they are incurred. Tangible fixed assets are capitalized and depreciated on a straight line basis over the estimated useful life of each type of asset, including office furniture, fixtures and fittings and telephones and other office equipment. The center contribution margin is calculated by dividing center contribution by revenue.

     Our revenue is largely dependent upon the number of workstations (as defined below), the price per workstation paid by our customers, occupancy rates and any additional services used by our customers. Our prices are subject to any regional differences as described under "--Geographic Region". The actual timing of new center openings in a period can have a significant effect and result in fluctuations in occupancy and average prices achieved and therefore in revenue and center contribution. For example, new centers opened in the second half of any year may adversely affect average occupancy levels and average prices achieved for all centers opened during that year because these new centers will not have matured by the end of that year.

     The principal cost of sales is the leasing of the property. We lease office space either through conventional leases or turnover leases. The rent payable by us on turnover leases is wholly or partially conditional on the profitability of the center. For a description of turnover and part-turnover leases, see "Item 4. Information on the Company -- Properties". For turnover leases, we estimate the likely base rent payable based on performance in the period up to the first break point in the lease for the tenant and, for accounting purposes, this estimated base rent is spread on a straight line basis over that period. Any subsequent changes in estimates are spread over the remaining period to the same break point in the lease. In the case of full turnover leases, rent is due and payable based upon the profitability of the center. The lease specifies a base rent, which is due and payable once a cumulative operating surplus has been achieved. In the case of partial turnover leases, the specified base rent is due and payable on a guaranteed basis, with the remainder due and payable once a cumulative surplus has been achieved. Amounts payable in respect of profit shares are accrued once a sufficient net surplus has been made which would result in a profit share being paid. Any incentives or rent free periods on conventional leases and the conventional element of part-turnover leases are spread on a straight line basis over the period to the first market rent review or first break point in the lease, whichever is shorter, so that the amounts charged to the income statement are the same each year over that period. Of the total rent expense for the year ended December 31, 1998, 1999 and 2000 of (pound) 33.4 million, (pound) 71.8 million and (pound) 125.1 million, respectively, the profit share element was (pound) 528,000, (pound) 2,473,000 and (pound) 6,434,000, respectively.

     Operating Result

     Our operating result is our center contribution after sales and marketing costs and regional and central overheads. Sales and marketing costs are closely related to the aggregate number of centers and, in part, to the opening of new centers. Regional and central overheads include salary and other compensation costs from our corporate headquarters in the UK, our regional office network and the team of employees sent temporarily to new centers to open those new centers.

   Method of Analysis

     Workstations

     To describe the trends in our results in this discussion and analysis, we have broken down our results by workstation, established vs. new centers and geographic region. The number of "workstations" in a center is determined by the number of persons who could be supported in the available space based on management's assessment, taking into account local business customs. This determination is made for available space at its opening and does not change over time. The number of workstations in centers of the same size varies considerably based on differences in local work practices and can vary over time as existing centers are expanded by taking additional space in the same building. Whenever we use the term "workstations" in this Annual Report, we are referring to weighted average available workstations within a period regardless of whether these workstations are occupied. Weighted average available workstations for any period is calculated by adding the number of available workstations at the end of each month of the period and dividing that number by the total number of months in the period.

     We believe that the analysis of our results by available workstation capacity for our customers is more meaningful than any analysis by number of centers open due to the effect of expansions, relocations and closures of centers and the variation in the size of centers.

     Established vs. New Centers

     We operate our business by closely monitoring our center contribution. Although there are material variances on a center by center basis, our experience is that, within 18 months, a center has reached a relatively stable level of center contribution margin. On this basis, we have analyzed our results between established centers and new centers. "Established centers" refer to centers that have been open for a period of at least eighteen months as at the end of the relevant period and "new centers" refer to those centers that have been open for less than eighteen months as at the end of the relevant period. Due to the incurrence of significant new center start-up costs and the offering of initial discounts to new customers to fill the center faster during the first 18 months of a new center's operation, we believe that this breakdown is meaningful in order to segregate these effects into the new centers category.

     Geographic Region

     We break down our revenue, center contribution and operating result in this section by geographic region in order to highlight the different drivers of our growth and the status of our development based on geographic region. The prices we charge for our centers depend, among other things, on the region where the center is located and the location of the center within a region. Generally, within a given country, the price per workstation has been higher in major cities than in smaller cities and has been higher in developed countries than in emerging market countries.

   Occupancy

     The following table sets forth, for the periods indicated, the weighted average occupancy of our business centers on an established vs. new center basis. We calculate occupancy of each business center on a month-end basis. The weighted average occupancy percentage is calculated by dividing the total number of occupied offices by the total number of available offices. An office is deemed to be occupied if it has income in the month, unless such income is in respect of contracts of less than one month in duration.

                                          Year ended December 31,
                              ------------------------------------------------
                                 1998               1999              2000
                                ------             ------            ------
Established centers..........     79                 78                83
New centers..................     54                 51                60

     The weighted average occupancy of our established centers remained relatively constant over the three-year period ended December 31, 2000.

     The concept of weighted average occupancy needs to be treated with care for three reasons:

o The weighted average occupancy of our new centers is substantially affected by the opening of business centers as occupancy in new centers generally builds over the first 12 months. Within a particular period, the timing of openings of business centers has a distorting effect on weighted average occupancy levels. This is particularly the case for centers opened in the second half of the year.

o Expansions of existing business centers have an equivalent distorting effect on weighted average occupancy levels of established centers.

o The opening of new centers in areas where there are existing centers also distorts the weighted average occupancy levels of our business centers because there are cases where our customers migrate from established centers to new centers in the same area, causing occupancy to increase in the new center and occupancy to decrease in the established center. Over time, the occupancy levels of the two centers generally even out, but in the initial period, there will be a distortion in weighted average occupancy.

     Currency Fluctuations

     As we conducted business in 48 countries as at December 31, 2000, a substantial portion of our revenue and costs is derived from countries outside the UK and therefore in currencies other than pounds sterling. In 2000, approximately 45% of our revenue was denominated in currencies other than pounds sterling. For a more detailed description of our exposure to currency fluctuations, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk--Foreign Currency Exchange Rate Risk".

Results of Operations

     Year ended December 31, 2000 vs. Year ended December 31, 1999

     The following table sets forth, for the periods indicated, our revenue, center contribution and workstations (i.e., weighted average number of available workstations) by geographic region.

                                                                Year ended December 31,
                             ----------------------------------------------------------------------------------------
                                                             1999                           2000
                             ------------------------------------------   -------------------------------------------
                                            Center                                         Center
                              Revenue    Contribution    Workstations      Revenue      Contribution    Workstations
                             ---------   -------------   --------------   ----------    -------------   -------------
                                                      (in (pound) millions except workstations)
    UK & Ireland                102.9            20.2           12,324        188.6             59.6          17,568
    Rest of Europe               73.7            10.8           12,276        118.9             29.2          17,565
    Americas                     15.6           (6.0)            3,218         86.5             13.9          10,900
    Rest of World                 8.4           (7.9)            1,959         27.1            (2.4)           4,300
                             ---------   -------------   --------------   ----------    -------------   -------------
    Total                       200.6            17.1           29,777        421.1            100.3          50,333
                             ---------   -------------   --------------   ----------    -------------   -------------

     The following table sets forth, for the periods indicated, our revenue, center contribution and workstations by established centers vs. new centers.

                                                                Year ended December 31,
                             ----------------------------------------------------------------------------------------
                                                             1999                           2000
                             ------------------------------------------   -------------------------------------------
                                            Center                                         Center
                              Revenue    Contribution    Workstations      Revenue      Contribution    Workstations
                             ---------   -------------   --------------   ----------    -------------   -------------
                                                      (in (pound) millions except workstations)
    Established centers         134.0            41.7           16,772        293.6             92.3          30,941
    New centers                  66.6          (24.6)           13,005        127.5              8.0          19,392
                             ---------   -------------   --------------   ----------    -------------   -------------
    Total                       200.6            17.1           29,777        421.1            100.3          50,333
                             ---------   -------------   --------------   ----------    -------------   -------------

      Revenue

      Revenue on a global basis increased 110% to (pound) 421.1 million (1999:
(pound) 200.6 million), with weighted average workstations increasing 69% to 50,333 (1999: 29,777). As a result, total revenue per available workstation ("REVPAW") increased 24% to (pound) 8,367 (1999: (pound) 6,737). In 2000, we opened 93 new centers, including 12 centers in joint ventures, expanded 17 existing centers and closed three centers.

      Revenue from established centers increased 119% to (pound) 293.6 million in 2000 from (pound) 134.0 million in 1999 while weighted average workstations in our established centers increased 84% to 30,941 in 2000 from 16,772 in 1999. Accordingly, REVPAW in established centers increased to (pound) 9,488 (1999:
(pound) 7,990), principally due to an increase in both pricing and occupancy. Revenue from new centers increased 92% to (pound) 127.5 million and workstations in new centers increased 49% to 19,392 in 2000 from 13,005 in 1999. REVPAW in our new centers increased to (pound) 6,578 in 2000 from (pound) 5,121 in 1999 because we opened new centers in higher-priced markets and achieved faster fill rates.

      Revenue in the UK and Ireland increased 83% to (pound) 188.6 million (1999: (pound) 102.9 million), with workstations increasing 43% to 17,568. REVPAW increased to (pound) 10,736 (1999: (pound) 8,350). In 2000, we opened 17 new centers, one of which was part of a joint venture, in the UK and Ireland, including four in central London.

      Revenue in the rest of Europe increased 61% to (pound) 118.9 million in 2000 from (pound) 73.7 million in 1999 and workstations in the Rest of Europe increased 43% to 17,568 in 2000 from 12,276 in the same period. REVPAW increased to (pound) 6,771 in 2000 from (pound) 6,004 in 1999. In 2000, we opened 27 centers in the Rest of Europe, including eight in Benelux, two in France, eight in Germany and three in Spain.

      Revenue in the Americas increased 455% to (pound) 86.5 million in 2000 from (pound) 15.6 million in 1999 primarily due to a 239% increase in workstations in 2000. In 2000, we opened 31 new centers in the Americas, including 26 in the US, 1 in Brazil and 3 in Mexico. We also opened 11 additional centers in the US in joint ventures.

     Revenue in the Rest of World increased 224% to (pound) 27.1 million in 2000 from (pound) 8.4 million in 1999 primarily due to a 119% increase in workstations in 2000. In 2000, we opened 10 centers including three centers in Australia, two in Japan and, for the first time, a center in each of Azerbaijan, Egypt and Tunisia.

      Center Contribution

      Center contribution on a global basis increased 486% to (pound) 100.3 million (1999: (pound) 17.1 million). This increase is principally as a result of a 110% increase in revenue, offset in part by a 75% increase in cost of sales to (pound) 320.8 million (1999: (pound) 183.5 million). In our most important markets, particularly the UK, western Europe and the US, there was strong demand which resulted in new centers filling more quickly, in opportunities for price increases and in comparatively high levels of occupancy.

      Contribution from established centers increased 122% to (pound) 92.3 million, primarily as a result of an 84% increase in workstations, to 30,941. The contribution margin (contribution as a percentage of revenue) from established centers remained stable at 31%. Contribution from new centers increased to (pound) 8.0 million (1999: loss of (pound) 24.6 million), reflecting our strategy of focusing our new center opening program on countries in which we already operate. As a result, start-up costs of new centers were substantially reduced.

      Center contribution in the UK and Ireland increased 196% to (pound) 59.6 million (1999: (pound) 20.2 million). Contribution margin in the UK and Ireland increased to 32% (1999: 20%), primarily as a result of higher occupancy and prices. The UK and Ireland continue to benefit from favourable economic conditions and a comparative shortage of office space, particularly in central London.

      Center contribution in mainland Europe increased 170% to (pound) 29.2 million, with margin increasing to 25% (1999: 15%). By focusing on opening new centers only in countries where we had existing centers, the region benefited from reduced start-up costs compared with the previous year, as well as from particularly strong markets in western European capital cities.

      Contribution in the Americas increased to(pound) 13.9 million (1999: loss of(pound) 6.0 million). This was principally attributable to the maturing of existing centers.

      Losses in the Rest of the World decreased to (pound) 2.4 million (1999: loss of (pound) 7.9 million), primarily as a result of reducing the number of new center openings from 13 in 1999 to nine in 2000.

      Administrative Expenses and Exceptional Item

      The following table sets forth, for the periods indicated, our administrative expenses.

                                                Year ended December 31,
                                           ----------------------------------
                                               1998                    1999
                                           ----------              ----------
Sales and marketing costs                       34.0                    43.5
Regional and central overheads                  26.0                    43.4
Total administrative expenses                   60.0                    86.9

Exceptional item                                 5.1                     9.5

      Total administrative expenses increased 45% to (pound) 86.9 million, largely as a result of our substantial investment in sales, marketing and administrative infrastructure needed to support our expanding network. As a percentage of revenues, however, administrative expenses decreased to 21% for the year (1999: 30%), reflecting increased efficiencies arising from our strategy of focusing on countries and markets in which we had existing operations. Sales and marketing costs increased 28% to (pound) 43.5 million (1999: (pound) 34.0 million). Regional and central overheads increased 66% to (pound) 43.4 million (1999: (pound) 26.1 million). This was principally attributable to an increase in the number of employees in our headquarters and regional network, from 258 in 1999 to 292 in 2000.

      The (pound) 9.5 million exceptional item in 2000 relates to the costs associated with the reduction of the exercise price of the Reward Options granted in the Team Member Share Plan. The original exercise price was (pound) 1.455 per share, which was written down to (pound) 0.05 per share following the successful Initial Public Offering. The (pound) 5.1 million exceptional item in 1999 related to costs in connection with the postponed flotation.

     Operating Profit (Loss)

     The following table sets forth, for the periods indicated, our operating profit (loss) by geographic region.

                                               Year ended December 31,
                                           ---------------------------------
                                               1999                    2000
                                           ---------               ---------
UK & Ireland                                    4.8                    36.7
Rest of Europe                               (10.5)                     3.8
Americas                                     (19.8)                  (14.6)
Rest of World                                (15.7)                  (11.6)
Other Office Costs                            (1.8)                   (1.9)
Exceptional item                              (5.1)                   (9.5)
                                           ---------               ---------
Total                                        (48.1)                     2.9
                                           ---------               ---------

     Our operating profit on a global basis increased to (pound) 2.9 million in 2000 from negative (pound) 48.1 million in 1999. This increase is principally due to the 486% increase in center contribution, offset in part by the 45% increase in administrative expenses in 2000 compared to 1999. Exchange rate movements caused a (pound) 1.1 million decrease in operating profit in 2000.

     Net Interest Payable

     The following table sets forth, for the periods indicated, our net interest payable.

                                                Year ended December 31,
                                           ----------------------------------
                                              1999                    2000
                                           ----------              ----------
Interest expense on overdrafts and loans         7.5                     7.8
Interest Expense on finance leases               3.0                     2.9
Interest income                                (3.7)                   (3.9)
                                           ----------              ----------
Net Interest payable                             6.8                     6.8
                                           ----------              ----------

      Interest payable is principally affected by the interest payable on our (pound) 100 million senior multi-currency secured loan facility. This facility was repaid from the proceeds of our initial public offering. Interest income comprised interest on cash held in deposits generated from organic growth of our business and the excess portion of debt drawn down from our multi-currency secured loan facility.

     Tax on Loss on Ordinary Activities

     The following table sets forth, for the periods indicated, our tax on loss on ordinary activities.

                                                   Year ended December 31,
                                              ----------------------------------
                                                  1999                    2000
                                              ----------              ----------
UK tax.....................................         0.2                     5.2
Overseas tax...............................         1.3                     4.7
                                              ----------              ----------
Tax on loss on ordinary activities.........         1.5                     9.9
                                              ----------              ----------

     Despite our overall loss making position in 1999 and 2000, we provided for tax liabilities in both periods. The principal reason for this was that tax liabilities were incurred on profits arising in the UK, Ireland, Italy, Luxembourg, The Netherlands, Belgium, France, Switzerland and Spain. However, these taxable profits could not be offset by tax losses in all other countries where we operate. The majority of our operating companies have tax losses available to carry forward against future profits. In some countries, there are time restrictions on the carry forward of such losses.

     Year ended December 31, 1999 vs. Year ended December 31, 1998

     The following table sets forth, for the periods indicated, our revenue, center contribution and workstations (i.e., weighted average number of available workstations) by geographic region.

                                                                Year ended December 31,
                             ----------------------------------------------------------------------------------------
                                                             1998                           1999
                             ------------------------------------------   -------------------------------------------
                                            Center                                         Center
                              Revenue    Contribution    Workstations      Revenue      Contribution    Workstations
                             ---------   -------------   --------------   ----------    -------------   -------------
                                                      (in (pound) millions except workstations)
    UK & Ireland                 61.2            12.9            7,435        102.9             20.2          12,324
    Rest of Europe               45.3             3.7            7,820         73.7             10.8          12,276
    Americas                      2.6           (1.8)              442         15.6            (6.0)           3,218
    Rest of World                 2.5           (0.4)              596          8.4            (7.9)           1,959
                             ---------   -------------   --------------   ----------    -------------   -------------
    Total                       111.6            14.4           16,293        200.6             17.1          29,777
                             ---------   -------------   --------------   ----------    -------------   -------------

     The following table sets forth, for the periods indicated, our revenue, center contribution and workstations by established centers vs. new centers.

                                                             Year ended December 31,
                             ----------------------------------------------------------------------------------------
                                                             1998                           1999
                             ------------------------------------------   -------------------------------------------
                                            Center                                         Center
                              Revenue    Contribution    Workstations      Revenue      Contribution    Workstations
                             ---------   -------------   --------------   ----------    -------------   -------------
                                                      (in (pound) millions except workstations)
    Established centers          71.4            23.0            9,070        134.0             41.7          16,772
    New centers                  40.2           (8.6)            7,223         66.6           (24.6)          13,005
                             ---------   -------------   --------------   ----------    -------------   -------------
    Total                       111.6            14.4           16,293        200.6             17.1          29,777
                             ---------   -------------   --------------   ----------    -------------   -------------

     Revenue

     Our revenue on a global basis increased 80% to (pound) 200.6 million in 1999 from (pound) 111.6 million in 1998. Our workstations increased 83% to 29,777 in 1999 from 16,293 in 1998. In 1999, we opened 91 new centers, including two centers opened through our joint venture with Equity Office Properties Trust, expanded 18 existing centers and closed three centers.

     Revenue from established centers increased 88% to (pound) 134.0 million in 1999 from (pound) 71.4 million in 1998 and workstations in our established centers increased 85% to 16,772 in 1999 from 9,070 in 1998. Accordingly, REVPAW in our established centers increased to (pound) 7,990 in 1999 from (pound) 7,872 in 1998 due mainly to an increase in the aggregate amount of basic revenue and related service revenue offset by a small reduction in occupancy levels.
Revenue from new centers increased 66% to (pound) 66.6 million in 1999 from (pound) 40.2 million in 1998 and workstations in our new centers increased 80% to 13,005 in 1999 from 7,223 in 1998. REVPAW in our new centers decreased to (pound) 5,121 in 1999 from (pound) 5,566 in 1998 primarily due to the timing of new center openings and the opening of 51 new centers in 22 new countries, representing 41% of centers classified as new centers in 1999, which had the effect of reducing occupancy levels and the aggregate amount of basic revenue and related service revenue in 1999 compared to 1998.

     Revenue in the UK and Ireland increased 68% to (pound) 102.9 million in 1999 from (pound) 61.2 million in 1998 and workstations in the UK and Ireland increased 66% to 12,324 in 1999 from 7,435 in 1998. REVPAW increased to (pound) 8,350 in 1999 from (pound) 8,231 in 1998. In 1999, 18 new centers were opened in the UK and Ireland, including six in central London.

     Revenue in the Rest of Europe increased 63% to (pound) 73.7 million in 1999 from (pound) 45.3 million in 1998 and workstations in the Rest of Europe increased 57% to 12,276 in 1999 from 7,820 in the same period. Revenue increased to (pound) 6,004 in 1999 from (pound) 5,793 in 1998. In 1999, we opened 30 new centers in the Rest of Europe, including 12 in Germany, five in the Benelux region, one in France and the remainder spread across 10 countries. In 1999, we opened for the first time a new center in each of Latvia, the Slovak Republic, Romania and Turkey.

     Revenue in the Americas increased 500% to (pound) 15.6 million in 1999 from (pound) 2.6 million in 1998 primarily due to the 628% increase in workstations in 1999. In 1999, we opened 28 new centers in the Americas, including 20 in the US and five in new countries comprising one in each of Argentina, Peru and Panama and two in Mexico. We opened two additional centers in the US through our joint venture with Equity Office Properties Trust.

     Revenue in the Rest of the World increased 236% to (pound) 8.4 million in 1999 from (pound) 2.5 million in 1998 primarily due to the 229% increase in workstations in 1999. In 1999, we opened for the first time a new center in each of Tanzania, Thailand, the Philippines, Malaysia and Australia and two new centers in each of Singapore and Vietnam.

     Center Contribution

     Our center contribution on a global basis increased 19% to (pound) 17.1 million in 1999 from (pound) 14.4 million in 1998. This increase is principally due to the 80% increase in revenue, offset in part by the 89% increase in cost of sales to

(pound) 183.5 million in 1999 from (pound) 97.2 million in 1998. A significant factor in the cost of sales increasing at a higher rate than revenue was the increase in rental costs as a percentage of revenue to 35% in 1999 from 30% in 1998. This increase was principally due to the expansion in the US, resulting in increased start-up costs. In addition, as some of our centers with turnover leases became more mature and profitable in 1999, the rental payments linked to the profitability of these centers payable by us to our landlords increased.

     Center contribution from established centers increased 81% to (pound) 41.7 million in 1999 from (pound) 23.0 million in 1998 primarily due to the 85% increase in workstations to 16,772. Center contribution margin from established centers decreased to 31% in 1999 from 32% in 1998. Losses from new centers increased 186% to a loss of (pound) 24.6 million in 1999 from a loss of (pound) 8.6 million in 1998. The increase in losses from new centers reflected our move toward opening larger centers. Larger centers typically record greater losses in the months immediately after the center is opened. In addition, of the 20 US centers opened in 1999, 15 opened in the second half of 1999 thus producing substantial costs but only limited revenue during the year. The losses were also impacted by our development in Asia where we incurred significant losses at the start-up stage.

     Center contribution in the UK and Ireland increased 57% to (pound) 20.2 million in 1999 from (pound) 12.9 million in 1998 primarily attributable to an increased number of centers becoming established. Center contribution margin in the UK and Ireland decreased to 20% in 1999 from 21% in 1998 primarily due to the 18 new centers opened in the UK and Ireland and the high cost of these centers. In the UK and Ireland, we have created a national network of business centers and our brand is becoming increasingly well known. These factors, together with favorable economic conditions, mean that our margins in the UK and Ireland tend to be higher than other regions.

     Center contribution in the Rest of Europe increased 192% to (pound) 10.8 million in 1999 from (pound) 3.7 million in 1998. Center contribution margin in the Rest of Europe increased to 15% in 1999 from 8% in 1998. High levels of occupancy and price growth in The Netherlands, the elimination of losses in France and a substantial reduction in losses in Germany all contributed to the Rest of Europe's significantly improved contribution in 1999.

     Losses in the Americas increased 233% to negative (pound) 6.0 million in 1999 from negative (pound) 1.8 million in 1998. This increase was principally attributable to the scale and timing of openings in the US.

     Losses in the Rest of the World increased substantially to negative
(pound) 7.9 million in 1999 from negative (pound) 0.4 million in 1998 primarily due to significant losses incurred by us in establishing a presence in Asia.
For example, the three centers we opened in Tokyo produced losses of (pound) 3.5 million.

     Administrative Expenses and Exceptional Item

     The following table sets forth, for the periods indicated, our administrative expenses and an exceptional item in 1999, relating to costs associated with the postponed flotation on the London Stock Exchange in 1999.

                                                Year ended December 31,
                                           ----------------------------------
                                              1998                   1999
                                           -----------            -----------
                                                 (in (pound) million)
Sales and Marketing costs                        14.3                   34.0
Regional and central overheads                   15.3                   26.0
Total administrative expenses                    29.6                   60.0
                                           -----------            -----------
Exceptional item                                    -                    5.1
                                           -----------            -----------

     Administrative expenses increased 103% to (pound) 60.0 million in 1999 from (pound) 29.6 million in 1998 largely as a result of our substantial investment in sales, marketing and administrative infrastructure needed to support our expanding network of centers. During 1999, we increased the number of countries in which we operate to 45 countries. Of the 45 countries, 28 had only one or two Regus centers open at year end. Sales and marketing costs increased 138% to (pound) 34.0 million in 1999 (or 57% of total administrative expenses) from (pound) 14.3 million in 1998 (or 48% of total administrative expenses) primarily due to the increase in sales and marketing employees from 159 in 1998 to 285 in

1999 and costs incurred in connection with brand development activities and the reorganization of our sales and marketing infrastructure during 1999. We increased the size of our worldwide sales and marketing team in 1999 primarily due to the increase in number of centers opened in 1999 and the increase in the number of countries in which we operated from 30 in 1998 to 45 in 1999.
Regional and central overheads increased 70% to (pound) 26.0 million in 1999 (or 43% of total administrative expenses) from (pound) 15.3 million in 1998 (or 52% of total administrative expenses). This increase was principally attributable to the increase in the number of employees in our headquarters and regional network from 140 in 1998 to 258 in 1999 and the increase in the number of countries in which we operated in 1999.

     Operating Loss

     The following table sets forth, for the periods indicated, our operating loss by geographic region.

                                                 Year ended December 31,
                                           -----------------------------------
                                               1998                    1999
                                           -----------              ----------
                                                  (in (pound) million)
UK & Ireland (1)...........................         -                     4.8
Rest of Europe.............................    (11.2)                   (10.5)
Americas...................................     (3.2)                   (19.8)
Rest of World..............................     (2.2)                   (15.7)
Other Office costs.........................      1.4                     (1.8)
Exceptional items..........................        -                     (5.1)
                                           -----------              ----------
Total......................................    (15.2)                   (48.1)
                                           -----------              ----------

(1)  UK & Ireland reported an operating loss of (pound) 49,000 in 1998.

     Our operating loss on a global basis increased 216% to (pound) 48.1 million in 1999 from (pound) 15.2 million in 1998. This increase is principally due to the 103% increase in administrative expenses and the (pound) 5.1 million exceptional item in 1999, each as described above, offset in part by the 19% increase in center contribution in 1999 compared to 1998. Exchange rate movements caused a (pound) 0.7 million reduction in operating profit in 1999.

     Net Interest Payable

     The following table sets forth, for the periods indicated, our net interest payable.

                                                 Year ended December 31,
                                           -----------------------------------
                                               1998                    1999
                                           -----------              ----------
                                                  (in (pound) million)
Interest expense on overdrafts and loans...      1.4                     7.5
Interest expense on finance leases.........      1.9                     3.0
Interest income............................     (1.3)                   (3.7)
                                           ----------             -----------
Net interest payable.......................      2.0                     6.8
                                           ----------             -----------

     Interest payable increased substantially in 1999 compared to 1998 primarily due to interest payable on our (pound) 100 million multi-currency secured loan facility, (pound) 90 million of which was drawn down during 1999. Interest expense on finance leases has increased over the period due to the number of fit-outs for new centers.

     Interest receivable increased significantly in 1999 compared to 1998 as a result of an increase in cash held in deposits from organic growth of our business and the unused portion of debt drawn down from our multi-currency secured loan facility.

     Tax on Loss on Ordinary Activities

     The following table sets forth, for the periods indicated, our tax on loss on ordinary activities.

                                                  Year ended December 31,
                                           -----------------------------------
                                               1998                   1999
                                           ------------            -----------
                                                 (in (pound) million)
UK tax.....................................        0.4                    0.2
Overseas tax...............................        0.4                    1.3
                                           ------------            -----------
Tax on loss on ordinary activities.........        0.8                    1.5
                                           ------------            -----------

     Despite our overall loss making position in 1998 and 1999, we provided for tax liabilities in both periods. The principal reason for this was that tax liabilities were incurred on profits arising in the UK, Ireland, Italy, Luxembourg and The Netherlands. However, these taxable profits could not be offset by tax losses in all other countries where we operate.

Recently Issued Accounting Announcements

   Lease Accounting

     The UK Accounting Standards Board is in the relatively early stages of considering changes to the treatment of lease accounting and in December 1999 issued a discussion paper titled "Leases: Implementation of a New Approach". The paper proposes that, at the beginning of a lease, the lessee would recognize an asset and a liability equivalent to the fair value of the rights and obligations that are conveyed by the lease. This is typically the present value of the minimum payments required by the lease. Thereafter, the accounting for the lease asset and liability would follow the normal requirements for accounting for fixed assets and debt. The lessor would report financial assets, representing amounts receivable from the lease, and residual interests as separate assets.

     The paper also examines the principles of accounting for more complex features of lease agreements, including rentals contingent upon the lessee's revenues or profits, such as our turnover leases. In the case of turnover leases, the minimum lease payments may be unrepresentative of the value conveyed by the lease. In such cases, the fair value to be capitalized should be the fair value which may be determined by reference to a similar lease having no contingent payments, such as a lease at market rent. Contingent rentals in excess of this fair value would only be recognized when the contingency criteria were met. Comments on this paper were submitted in April 2000. The proposals have received widespread comment from a broad cross-section of UK industry and professional bodies. There is now a substantial process to be undertaken including consultation and the issuance of further draft proposals. It is too early in this process to assess the form, content and implications of any resulting new accounting standard.

    Accounting Standards and Pronouncements

     Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, is effective for us as of January 1, 2001. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the edged item is recognized in income. The ineffective portion of a hedge's change in fair value is immediately recognized in income. Adoption of these new accounting standards on a US GAAP basis has no impact on income and earnings in the first quarter of 2001.

     In September 2000 the Financial Accounting Standards Board issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. SFAS No. 140 replaces SFAS No. 125 Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. SFAS No. 125 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, however it carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is generally effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The disclosure requirements are effective for financial statements for fiscal years ending after December 15, 2000. We do not expect the adoption of SFAS No. 140 to have a material impact on its present activities.

US GAAP Reconciliation

     Under US GAAP, net profit (loss) for the years ended December 31, 1998, 1999 and 2000 would have been (pound) (16.4) million, (pound) (70.6) million and (pound) (16.8) million, respectively. Total shareholders' funds (deficit) as of December 31, 1998, 1999 and 2000 would have been (pound) 10.0 million,
(pound) (29.9) million and (pound) 169 million, respectively. The principal differences between UK and US GAAP applicable to our consolidated financial statements relates to compensation expense associated with share options, the recognition of interest expense associated with warrants issued in connection with subordinated loans and changes in the fair value of those warrants, the treatment of our shares held by the employee share trust, and deferred taxes, including those arising from US GAAP adjustments, required under US GAAP. The effect of these differences and other items identified have been discussed in the notes to the consolidated financial statements along with reconciliations of retained loss and total shareholders' funds (deficit) under UK GAAP to similar measures under US GAAP. See note 27 to the consolidated financial statements.

                        LIQUIDITY AND CAPITAL RESOURCES

Liquidity

     Our liquidity requirements arise primarily from the need to fund our lease commitments for our centers and capital expenditures for the fit-out of new centers and the refurbishment of older established centers. To date, these requirements have been funded largely through cash flow from operations, bank borrowings and equity funding from our existing shareholders. We expect to continue to incur additional property leasing costs and capital expenditures in order to expand our network of centers around the world and improve the quality of our centers, although management believes that the large majority of these requirements will be met by cash flow from operations and a portion of the net proceeds of the initial public offering.

     Generally, after the first six months of operation, our centers operate with negative working capital, i.e., creditors, or accounts payable, exceed debtors, or accounts receivable. This is principally caused by our standard terms and conditions of our agreements with our customers, which typically require our customers upon signing their agreement with us to pay an initial one-time deposit of two months' rental payments and to pay monthly rental payments in advance. The customer deposits and the advance rental payments are recorded as creditors.

     The following table sets forth, for the periods indicated, information about our cash flows under US GAAP.

                                                                      Year ended December 31,
                                                            ---------------------------------------------
                                                                1998               1999            2000
                                                            -----------          ---------       --------
                                                                              (US GAAP)
                                                                           (in (pound) millions)
Cash and cash equivalents at beginning of period......            13.8               39.8           50.1
Cash from (used in) operating activities..............            12.1                6.7          108.7
Cash from (used in) investing activities..............           (28.4)             (90.8)        (109.3)
Cash from (used in) financing activities..............            42.7              103.9           68.4
Effect of exchange rate changes on cash...............            (0.4)              (1.4)           1.5
Other non-cash movement...............................               -               (8.1)           9.5
                                                            -----------          ---------       --------
Cash and cash equivalents at end of period............            39.8               50.1          128.9
                                                            -----------          ---------       --------

     Cash from operating activities was (pound) 108.7 million in 2000 compared to (pound) 6.7 million in 1999, (pound) 10.1 million before an exceptional item, and (pound) 12.1 million in 1998. These decreases in cash from operating activities from 1998 to 1999, primarily reflected the (pound) 3.8 million increase in interest paid on new loans entered during 1999, increases in interest paid on finance leases and the (pound) 1.5 million payment of debt arrangement fees in 1999, partly offset by the increase in the number of workstations from 16,293 to 29,777 in 1999. Cash from operating activities increased substantially in 2000, primarily due to the overall expansion of our business, including the increase in the number of workstations from 29,777 to 50,333, causing our operating loss to decrease by (pound) 52.0 million, our depreciation to increase by (pound) 20.5m and our creditors (known as accounts payable under US terminology) to increase by (pound) 55.3 million, partly offset by the increase in debtors (known as accounts receivable under US terminology) of (pound) 25.7 million.

     Cash used in investing activities, including principally capital expenditure but also financial investments, acquisitions and disposals, increased significantly to (pound) 151.8 million (including a loan to our Employee Trust of (pound) 42.5 million for the purchase of our own shares) in 2000 from (pound) 90.8 million in 1999 and (pound) 28.4 million in 1998. The increases in each period were primarily due to a significant increase in capital expenditure resulting from the purchase of tangible fixed assets related to fit-outs of centers opened in each period. In addition, in 1999 and 2000, we invested (pound) 1.3 million and (pound) 3.8 million, respectively, in our joint venture entities in the form of capital contributions. In 1998, we had no acquisitions or disposals. In 2000 the increase is also due to the increase in restricted cash of (pound) 19.0 million and the purchase of own shares of (pound) 42.5 million (included in investing activities) relating to shares held by Regus Employee Trust.

     Cash from financing activities was (pound) 110.9 million in 2000 compared to (pound) 103.9 million in 1999 and (pound) 42.7 million in 1998. These increases in cash from financing activities, other than for the year 2000, were principally attributable to new loans in 1998 ((pound) 5.6 million) and 1999 ((pound) 105.1 million) and the issuance of equity shares in 1998 ((pound) 50.2 million) and 1999 ((pound) 20.0 million) offset in part by the repayment of loans in 1998 ((pound) 2.0 million) and 1999 ((pound) 12.3 million) and the payment of principal under finance leases in 1998 ((pound) 10.6 million) and 1999 ((pound) 15.8 million). The increased cash provided in financing activities in 2000 was primarily due to (pound) 235.8 million cash received from the initial public offering offset mainly by the repayment of debt of (pound) 116.3 million.

Capital Resources

     Significant sources of financing during the periods under discussion included the following items.

o In October 2000, we and certain selling shareholders offered and sold 128,829,075 of our shares, nominal value 5p per share, and ADSs, each ADS representing five shares, at a public offering price of (pound) 2.60 per share and $18.79 per ADS. We received net proceeds of $353.1 million after deducting the underwriting discount and actual offering expenses paid by us of $26.8 million.

o In June 1999, we entered into a (pound) 100 million senior secured multicurrency revolving facility led by Merrill Lynch, which subsequently was partially syndicated to Deutsche Bank and Commerzbank, with Commerzbank as the lead arranger. As required by this facility, we repaid the outstanding balance under this facility from the proceeds of the October 2000 offering and cancelled this facility in October 2000.

o As at December 31, 2000, we had commitments through bank guarantees to property owners, suppliers and to overseas banks totaling (pound) 42.2 million compared to (pound) 26.5 million at December 31, 1999. These bank guarantees are collateralized by placing funds on deposit with the bank issuing the guarantees. We earn interest on these deposits and, in a number of cases, the bank has security over the deposit.

o Bank loans from Union Bank of Switzerland AG or UBS and National Westminster Bank PLC were repaid with the proceeds of the(pound) 100 million senior secured multicurrency revolving facility during 1999. Associated with the subordinated loan from UBS was an option agreement dated November 12, 1997 and amended as of August 3, 1998 among UBS, Regus Business Center BV, Maxon Investments BV and us, granting options to UBS on a small proportion of our shares held by Maxon Investments BV. These options were exercisable against payment by UBS of a strike price of(pound) 0.01 per share upon the earliest of an initial public offering, a significant trade sale of our company and five years. On September 20, 2000, Maxon Investments BV and UBS entered into a deed of amendment to this option agreement under which UBS agreed to waive its rights to receive our shares in the offering in consideration for the payment by Maxon Investments BV of(pound) 8.5 million, less(pound) 25,500 of commissions and expenses, at the time of an initial public offering. This amount was paid in October 2000 in full satisfaction of all obligations to UBS.

o In August 1998, a consortium comprising an affiliate of Bankers Trust, now part of Deutsche Bank, and two affiliates of Apollo Real Estate Investment Fund III LP or Apollo acquired 17.5% of our share capital for cash consideration of $100 million, of which $83 million was paid to us by way of subscription for new shares and the balance of $17 million was paid to Maxon Investments BV in consideration for the sale of existing shares. In October and November 1999, we allotted a further 2.9% of our issued share capital to two affiliates of Deutsche Bank and two affiliates of Apollo for a total consideration to us of(pound) 20 million. On November 30, 1999, Maxon Investments BV granted an option exercisable for an aggregate strike price of(pound) 1.00 in favor of affiliates of Deutsche Bank and Apollo over 3,926,484 shares. This grant was made in consideration of these entities waiving their rights in the shareholders' agreement described under "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions--Shareholders' Agreement" to require that they be permitted to sell shares in an initial public offering ahead of other shareholders. This option was exercised in October 2000.

     As of December 31, 2000, we had bank indebtedness of approximately
(pound) 5.8 million. Within the next 12 months, we expect to be able to finance our business, including the rest of the expansion of our network of business centers, from cash flow from operations. Beyond the next 12 months, we expect to continue to increase the number of our centers and to expand some of our existing centers. For a discussion of our expected capital expenditures in 2001 and 2002, see "Item 4. Information on the Company--Business Overview--Capital Expenditures". We believe that we will be able to fund these capital expenditures from cash flow from operations. However, if cash flow from operations does not increase as expected, we would rely on borrowings, to the extent available on suitable terms, to support these capital expenditures.

                                   PROSPECTS

     Trading conditions generally have become more challenging over the last quarter of 2000 and first quarter of 2001, particularly in the US.

     Enquiry levels, a good indicator of future demand for our services, remain buoyant overall. The nature of enquiries is trending towards larger, longer term contracts that, by their nature, take longer to conclude and tend to be at finer margins because customers are more price-sensitive. The impact of these types of contracts on our business is mitigated by reduced resale costs.

     We will add significantly more workstations to the network in the first half 2001 compared with second half 2001. We expect to add approximately 10,000 workstations to the network in second quarter 2001 which is expected to limit center contribution in the second quarter but beneficially impact second half 2001 contribution.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                        DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth our directors and executive officers and their ages and positions.

Name (1)                            Position                                        Age
--------                            --------                                        ---
Directors
      George Gray                   Non-Executive Chairman                           62
      Mark Dixon                    Director                                         41
      Rudolf Lobo                   Director and Company Secretary                   44
      Stephen Stamp                 Director                                         39
      Robert Kuijpers*              Non-Executive Director                           62
      John Matthews                 Non-Executive Director                           55
      Roger Orf                     Non-Executive Director                           47
Executive Officers
      Mark Dixon                    Chief Executive                                  41
      Rudolf Lobo                   Executive Director and Company Secretary         44
      Stephen Stamp                 Group Finance Director                           39
      Christopher Boulton           International Property Director                  37
      Robert Gaudreau               Executive Vice President, North America          39
      Steve Jude                    International  Sales and Marketing Director      38
      Sean Morgan                   Managing Director, UK and Ireland                47
      Jim Howland                   Chief Executive Officer, Americas                40

     * Resigned on April 2, 2001 to take up executive role of Chief Executive Officer, International.

---------
(1) The address for each listed director and officer is c/o Regus plc, 3000 Hillswood Drive, Chertsey KT16 0RS, England.


     Dr. Gray was appointed as our non-executive director in August 1999 and became non-executive chairman upon our initial public offering. He was executive chairman of Serco Group plc, a provider of business services. He was appointed chairman of Serco on completion of the management buy-out from RCA. He is also a non-executive director of Misys plc, a software company.

     Mr. Dixon founded the business in 1989 and has been primarily responsible for the development of the business over the last ten years. He is recognized as a major contributor to the growth of the serviced office industry and as a successful entrepreneur. Prior to October 2000, Mr. Dixon was the executive chairman.

     Mr. Lobo joined us eight years ago and was previously group finance director. He is responsible for commercial issues, risk management, legal services and has responsibility for directing our IT and e-business strategy. Previously, Mr. Lobo was the group company secretary of Medicom International Ltd, a publisher of medical journals, and a director of several of its subsidiaries.

     Mr. Stamp joined us in January 2000 from Shire Pharmaceuticals Group plc, a pharmaceuticals company, where he was group finance director. Prior to joining Shire in 1994, he was an assistant director of corporate finance at Lazard Brothers and before that spent four years at KPMG London, qualifying as a chartered accountant in 1987. He is also a non-executive director of Enact Pharma plc, a pharmaceuticals company.

     Mr. Kuijpers was appointed as non-executive director in September 1999. Mr. Kuijpers is chief executive officer of DHL Worldwide Express, a courier company. Prior to joining DHL in 1988, he was employed in a number of positions with H.J. Heinz, a producer of food and beverages. His last position with H.J. Heinz was as managing director for continental Europe. Before this, he held a number of positions in sales and marketing.

     Mr. Matthews was appointed as non-executive director in 1995. He is currently the chairman of Crest Nicholson plc, a property and construction company, deputy chairman of Perry Group plc, a retail motor dealer and repair specialist, and a director of Rotork plc, which sells valve actuators, as well as several private companies. A chartered accountant, he has held senior positions in investment banking and in industry, having been a managing director of County NatWest Ltd. and chief executive of Indosuez Capital Ltd., both of which are financial services organizations. He was also deputy chairman and deputy chief executive of Beazer plc, a company involved in aggregates and construction.

     Mr. Orf was appointed as non-executive director in August 1998. Since 1995, Mr. Orf has been a managing director and founding partner of Pelham Partners Limited, a property management and advisory company, and has worked with Apollo and its affiliates on all of their European investments. Mr. Orf was in charge of European real estate investment banking at Goldman Sachs where he was employed from April 1982 to 1995.

     Mr. Boulton joined us in 1998 and is responsible for managing the property team and for our property strategy, including the negotiation of joint ventures and the management of our international portfolio. Prior to joining us, he was a partner at CB Hillier Parker, a firm of international property consultants, where he advised large UK and US corporates on property acquisitions since joining that firm in 1987.

     Mr. Gaudreau has more than 14 years of experience in the serviced office industry and more than eight years of experience with us as group sales director. Since 1998, he has been responsible for the growth and development of our operations in North America.

     Mr. Jude joined us in September 1999 and is responsible for setting all non-American sales strategy, managing the direct sales force and managing global marketing strategy. Prior to joining us, he was director of international sales for Avis Europe plc, part of Avis Rent-A-Car Company, from 1993 to 1999.

     Mr. Morgan joined us in October 1994 as group operations director. As managing director of the UK and Ireland, he is responsible for the day to day operation of this region. In addition, he manages our operational policies. Mr. Morgan was previously senior vice president of operations, North America for Trust House Forte, Inc, a hospitality and hotel company.

     Mr. Howland joined us in December 2000 as CEO, Americas with overall responsibility for the US, Canada, South and Central America. Previously, Mr. Howland was President, International Merchant Services at American Express. He has also worked for McKinsey & Co.and Hewlett Packard.

     Except as set out below, none of the directors and executive officers identified above has:

     o    any unspent convictions in relation to indictable offenses;

     o been the subject of bankruptcy proceedings or an individual voluntary arrangement;

     o been a director of any company at the time of or within 12 months preceding its receivership, compulsory liquidation, creditors' voluntary liquidation, administration, entry into company voluntary arrangements or entry into composition or arrangement with its creditors generally or any class of creditors;

     o been a partner in a partnership at the time of or within 12 months preceding such partnership's compulsory liquidation, administration or entry into a partnership voluntary arrangement or the appointment of a receiver over any such partnership's assets;

     o    had a receiver appointed with respect to any assets belonging to him;

     o been the subject of public criticism by any statutory or regulatory authority, including recognized professional bodies; or

     o been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

     In December 1998, our Chief Executive, Mark Dixon, was convicted by a Magistrates Court of causing actual bodily harm. This plea related to a 1998 incident in which Mr. Dixon was involved in a fracas that led to an individual sustaining minor injuries. The court sentenced Mr. Dixon to serve 50 hours of community service and ordered him to pay (pound) 815 in compensation. Mr. Dixon has satisfied the court's sentence. Our board of directors has considered this matter and has noted that Mr. Dixon has no other convictions and that the offense did not involve dishonesty or business impropriety. The board of directors has taken the view that the conviction has no material bearing on Mr. Dixon's fitness to be a director and our Chief Executive.

                                  COMPENSATION

     The aggregate compensation paid by us to all persons who served in the capacity as director or executive officer for the year ended December 31, 2000 (13 persons) was approximately (pound) 1,273,000 in salaries, (pound) 471,000 in bonuses, nothing in severance payments, (pound) 67,000 for benefits in kind and (pound) 69,000 in pension contributions. Benefits in kind include car allowance, reimbursement of gasoline costs and private medical insurance. Of these figures, an aggregate of approximately (pound) 988,000 was paid to directors, excluding pension contributions of (pound) 48,000. These figures do not include expenses reimbursed to executive officers, including business travel, professional and business association dues.

     We have not made any currently outstanding loans to any of our directors. In addition, we do not have any outstanding guarantees for the benefit of any of our directors.

                                BOARD PRACTICES

      The Board of Directors is committed to maintaining the highest standards of corporate governance in line with the Combined Code, issued by the London Stock Exchange in 1998, which sets out the Principles of Good Governance and the Code of Best Practice.

Board composition

      The Board currently comprises three executive directors, three independent non-executive directors, including a non-executive chairman and Roger Orf who, by virtue of his interest in the share capital of the Company (as described in the Remuneration report) is not an independent non-executive director. The Chairman of the audit committee, currently John Matthews, has acted as senior independent director since 1995. The Board schedules seven meetings each year, but arranges to meet at other times, as appropriate. It has a formal schedule of matters specifically reserved for its decision and approval. The Board is supplied with appropriate and timely information to enable it to discharge its duties and requests additional information or variations to regular reporting as it requires. A procedure exists for directors to seek independent professional advice at the Company's expense in the furtherance of their duties, if necessary. In addition, appropriate training is made available for all new directors to assist them in the discharge of their responsibilities. All directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. While all directors are expected to bring an independent judgment to bear on strategy, performance, resources (including key appointments) and standards of conduct, the independent non-executive directors were selected and appointed for this purpose. All directors submit themselves for re-election at least every three years and directors appointed during the period are required to seek re-election at the next Annual General Meeting. The independent non-executive directors understand that the Board will not automatically recommend their re-election.

Board committees

      The Board has a number of standing committees, which all have written terms of reference setting out their authority and duties:

      Audit committee - the members of this committee are John Matthews (Chairman), George Gray and Robert Kuijpers (all independent non-executive directors). The audit committee meets as required, but not less than four times a year. Its responsibilities, in addition to those referred to under Internal Control, include a critical review of the annual and interim financial statements (including the Board's statement on internal control in the annual report) prior to their submission to the Board for approval, when a report from the committee is also given. The committee also reviews the scope and results of the external audit and its cost effectiveness and the independence and objectivity of the auditors. Although other directors, including the Group Finance Director, attend audit committee meetings, the committee can meet for private discussions with the internal and external auditors.

      Nomination committee - the members of this committee are George Gray (Chairman), John Matthews, Robert Kuijpers *(all independent non-executive directors), and Mark Dixon. The committee meets as required but not less than once a year. Its responsibilities include reviewing the Board structure, size and composition, nominating candidates to the Board to fill Board vacancies when they arise and recommending directors who are retiring by rotation to be put forward for re-election.

      Remuneration committee - the members of this committee are John Matthews (Chairman), George Gray and Robert Kuijpers * (all independent non-executive directors). For a statement setting out the role and responsibility of this committee and our remuneration policy, see "- Remuneration Policy.". From the end of March 2001 Robert Kuijpers stepped down as a non-executive director and no longer serves on the committees above.

      * resigned on April 2, 2001 as a director.

Going concern

      After making appropriate enquiries, the directors consider that we have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going-concern basis in preparing the financial statements.

Internal control

      The Board acknowledges its overall responsibility for our system of internal control and for reviewing its effectiveness on a timely basis. The internal control processes have been designed to identify, evaluate and manage the key risks that we encounter in pursuing our objectives. Internal control processes encompass all controls, including financial, operational and compliance controls and risk management. Such a system is, however, designed to manage rather than eliminate the risk of failure to achieve business objectives, and cannot provide absolute assurance against material misstatement.

     The Board conducted an in-depth review of our strategy prior to the initial public offering on October 17, 2000 and it continues to conduct regular reviews of our strategic direction. Country and regional strategic objectives, quarterly plans and performance targets for 2001 and beyond have been set by the executive directors and are regularly reviewed by the Board in the context of our overall objectives.

     The control framework and key procedures in place throughout the year ended December 31, 2000 are:

     o The executive directors ("the Group executive") normally meet monthly together with certain other senior executives to consider our financial performance, business development and our management issues. Directors of key operating companies meet regularly to manage their respective businesses.

     o Major business risks and their financial implications are appraised by the executives responsible as part of the budget process and are endorsed by regional management. Key risks are reported to the Board and the audit committee. The appropriateness of controls is considered by the executives, having regard to cost/benefit, materiality and the likelihood of risks crystallizing.

     o Country and regional budgets, containing financial and operating targets, capital expenditure proposals and performance indicators, are reviewed by the Group executive and must support regional business strategies.

     o Monthly reports on Group and regional performances are provided to the Group executive. Quarterly summaries and forecasts are presented to the Board and discussed at Board meetings. Performance against budgets and objectives is reviewed with regional management, as are forecasts and material sensitivities. The Board regularly receives reports from key executives and functional heads on matters such as forecasts, business development, strategic planning, legal and corporate.

     o Appropriate delegated authority levels are in force which prescribe the limits to which it can be committed.

     o A policy governs appraisal and approval of investment expenditure and asset disposals. Post-investment audits are undertaken.

     o Other key policies and control procedures (including finance, operations and health and safety) are available to all staff on web-based systems.

     Since our initial public offering on October 17, 2000, we have strengthened our internal audit function, co-sourced with Arthur Andersen, which reports to management on our worldwide operations. Its program of work and its findings, including any material control issues and resultant actions, are reviewed by the audit committee. To underpin the effectiveness of controls, it is our policy to recruit and develop appropriately skilled management and staff of high calibre and integrity. High standards of business ethics and compliance with laws, regulations and internal policies are demanded from staff at all levels.

Communications with shareholders

     A regular programme of meetings with major institutional shareholders is planned in order to communicate our performance and prospects. In addition, presentations will be made four times a year after the announcement of results, the details of which, together with our financial reports and announcements, will be accessible via our Internet site. The Company corresponds regularly on a range of subjects with its individual shareholders who have an opportunity to question the Board, as well as the Chairman of the audit and remuneration committees, at the Annual General Meeting.

Compliance statement

     Since listing its shares with the London Stock Exchange, the Company has complied with the provisions set out in Section 1 of the Code of Best Practice prepared by the Committee on Corporate Governance and published in June 1998 ("the Combined Code") except for the requirement of provision D2.1 of the Code (according to the Guidance notes issued to directors by the Turnbull working party issued in September 1999). This Code provision states that the directors should, at least annually, conduct a review of the effectiveness of our system of internal controls and should report to shareholders that they have done so. The review should cover all controls, including financial, operational and compliance controls and risk management.

     The following procedures will enable the Company to report full compliance for 2001 but were not in place throughout the year ending December 31, 2000:

     o Throughout 2001, an ongoing process for the formal identification of the Company's significant risks and mitigating control processes will be in place.

     o An embedded system of reporting the effectiveness of controls (and, where relevant, management's actions in response to any observed weaknesses) will be established during the first quarter of 2001.

     o A multi-disciplinary risk forum, chaired by Rudolf Lobo, has been established to report to the Board on a quarterly basis from the first quarter of 2001. It will consider all aspects of risk management and, through its reports, will enable the Board to assess regularly the overall effectiveness of our system of internal control.

     For the period prior to October 17, 2000, we complied with the remaining provisions of the Combined Code except for:

     o the requirement to re-elect directors at least every three years (provision A6.2); and

     o    the establishment of an Audit Committee (provision A3.1).

The remuneration committee

     The remuneration committee is chaired by John Matthews and its other members are George Gray and Robert Kuijpers. All members of this committee are independent non-executive directors. Mark Dixon and/or other directors may be invited to attend some meetings of the committee in an advisory capacity as the committee considers appropriate. The committee will consider all material elements of remuneration policy, remuneration and incentives of executive directors and senior management with reference to independent remuneration research and professional advice in accordance with the Combined Code on Corporate Governance, and will make recommendations to the Board of Directors on the framework for executive remuneration and its cost. The Board of Directors is then responsible for implementing the recommendations and agreeing the remuneration package of individual directors. Directors are not permitted, under Regus' Articles of Association, to vote on their own terms and conditions of remuneration. The committee does not make recommendations on the remuneration of non-executive directors, which is a matter solely for the full Board. The members of the remuneration committee attend the Company's Annual General Meeting and are available to answer shareholders' questions about directors' remuneration.

Remuneration policy

     Remuneration policy centers on ensuring that remuneration packages are sufficiently competitive to attract, retain and motivate the right calibre of executive directors and senior management. Incentive payments are conditional upon demanding performance criteria so as to align incentive awards paid to directors directly with the interest of shareholders. The remuneration committee uses the services of external consultants to help it agree appropriate packages reflecting the remuneration policy. The constituent parts of those packages are set out in the following paragraphs.

Basic salary and benefits

     Salaries are reviewed annually and determined by the committee, taking into account the performance of the individual directors over the previous 12 months and the pay and employment conditions elsewhere. The committee also uses information provided by external consultants relating to the rates of pay for similar positions in comparable companies. Any increases in basic salary are effective from January 1 in each year. The remuneration table included within this report also shows benefits received in 2000. The main benefits relate to the provision of company cars and the provision of private medical insurance for the director and his immediate family.

Annual performance bonus

     Under the annual bonus scheme, the executive directors are entitled to an annual bonus of up to 40% of their basic salary, which is payable provided the budget targets for the relevant financial year are achieved.

Long-term incentive plan

     Other than share options, the executive directors do not participate in any of the long-term incentive plans offered to senior management.

Share options

     We believe that share ownership by employees, including the executive directors, strengthens the link between their personal interests and those of ordinary shareholders. Regus has established a number of employee share plans, including the Regus Team Member Share Plan, a replacement plan known as the Regus Global Share Plan and the Regus International Sharesave Plan. As at February 26, 2001 no options had been granted to executive directors, other than those detailed in the table of directors' interests at the end of this report. During 1999, we established the Regus Employee Trust. The Trust is a discretionary trust for the benefit of employees, including executive directors. The Trust may issue shares to our employees (including directors) at the discretion of the Company. The Trust has purchased some of the shares in the Company which would be required if participants were entitled to exercise the maximum number of options outstanding under the share option plans.

Pensions

     The executive directors participate in the Company's Money Purchase (Personal Pension) Scheme. The Company matches employee contributions up to a maximum of 10% of basic salary. The main benefits to executive directors, who contribute a percentage of their gross salaries to the scheme, are:

     o A pension, based on the value of fund built up from personal contributions, at any age between 50 and the normal pension age of 65;

     o    A tax-free cash sum, payable when taking the benefits;

     o Life assurance cover based on the level of contributions with the opportunity to purchase additional cover, subject to Inland Revenue limit of 5% of net relevant earnings; and

     o    Pension to spouse payable on death.

     All executive directors are subject to the Inland Revenue cap on the amount of salary which may be treated as pensionable.

Service contracts

     On July 1, 2000, Mark Dixon, Rudolf Lobo and Stephen Stamp entered into full-time rolling service agreements with Regus Management Limited. These are terminable by either party giving not less than 12 months' notice to the other party or automatically on the respective directors reaching the age of 65. George Gray, Robert Kuijpers, John Matthews and Roger Orf, as non-executive directors, have been appointed pursuant to letters of appointment dated September 2, 1999 (as amended by letters of amendment dated November 30, 1999 and September 21, 2000), October 4, 1999, October 26, 1999 and August 29, 2000 respectively. These appointments are for three years, terminable on three months' notice by the Company or the directors.

Directors' and Executive Officers' remuneration table

     (1) In addition to the annual bonus of 40% of their basic salary, the directors indicated received a one-off bonus of $10,000 each. This was approved by the remuneration committee.

     (2) former director

                                                                                                                 Pension
                         Salary         Bonus      Benefits         Total         Total   Pension scheme          scheme
                          /fees                              remuneration  remuneration    contributions   contributions
                                                                     2000          1999             2000            1999
                   (pound) '000  (pound) '000  (pound) '000  (pound) '000  (pound) '000     (pound) '000    (pound) '000
-------------------------------------------------------------------------------------------------------------------------
Executive
Directors

Mark Dixon (1)            300.0         127.0          21.0         448.0         384.8             28.0            56.0

Peter Jenkins(2)            4.6             -           0.2           4.8         208.7                -             0.9

Stephen Stamp (1)         150.0          67.0           8.3         225.3             -             10.5               -

Rudy Lobo (1)             145.0          65.0          13.8         223.8         181.1              9.6             7.7

Non-executive
Directors

George Gray                34.5             -             -          34.5          20.8                -               -

Robert Kuijpers            25.0             -             -          25.0           6.3                -               -

Executive Officers

Christopher               100.0          75.0          12.6         187.6         159.5              6.0             0.0
Boulton

Robert Gaudreau           196.5          66.7           6.3         269.5         164.2              0.0             0.0

Steve Jude                110.0          35.2           0.0         145.2          39.3              8.2             0.0

Sean Morgan               105.0          35.0           4.0         144.0         126.6              6.7             4.5

Jim Howland                 9.0           0.0           0.0           9.0           0.0              0.0             0.0
-------------------------------------------------------------------------------------------------------------------------
Total                   1,206.3         470.9          66.2       1,743.4       1,312.6             69.0            69.1
-------------------------------------------------------------------------------------------------------------------------

                                   EMPLOYEES

     Regus is a service business and the directors recognize that our success depends to a large extent on the caliber and motivation of the individuals we employ. We have actively encouraged and promoted a dynamic, high work ethic environment. All employees are regarded as "team members", irrespective of functional title or status. Team members are kept informed of developments in the business through a bi-weekly electronic newsletter and through RegusSmart, our intranet.

     As of December 31, 2000, we employed a total of approximately 2,615 people: 818 in the UK and Ireland; 908 in the rest of Europe; 512 in the Americas; 254 in the rest of the world and 123 at Regus headquarters. The employees in each region perform management, business center staffing, sales, marketing, and customer support functions. At December 31, 1998 and 1999, we had 1,152 and 1,761 employees, respectively.

     A key element of remuneration is performance related. Currently, staff are able to earn bonuses of up to 25% of salary and managers are able to earn bonuses of up to 40%. An employee share scheme was introduced in December 1999 under which grants had been made to all of our employees as at December 31, 2000. Details of the scheme are set out under "-- Employee Share Plans".

                                SHARE OWNERSHIP

     The table below sets forth information regarding the beneficial ownership, (excluding share options) of our directors and executive officers of our shares as of February 26, 2001 (the most recent practicable date).

                              Beneficial Ownership

     Name of Beneficial                  Number          Percentage
     Owner
     -----------------------      --------------     ---------------
     Directors and
     Executive Officers:
     George Gray...........              38,462                   *
     Mark Dixon (1)........         355,329,286              61.19%
     Rudolf Lobo...........              38,462                   *
     Stephen Stamp.........             384,615               0.06%
     Robert Kuijpers.......                   -                   -
     John Matthews.........              10,385                   *
     Roger Orf (2).........           4,399,594               0.76%
     Christopher Boulton...                   -                   -
     Robert Gaudreau.......                   -                   -
     Steve Jude............                   *                   *
     Sean Morgan...........                   *                   *
     Jim Howland..........                    -                   -

* less than 0.01% holding

(1) Mr Dixon's beneficial ownership of shares is calculated by attributing to him all shares owned by Maxon Investments BV, an entity in which Mr Dixon holds a 100% beneficial ownership interest. (2) Mr Orf's beneficial ownership of shares is calculated by attributing to him all shares owned by Theatre Acquisitions LLC, an entity in which Mr Orf holds a 100% beneficial interest.

Directors' and executive officers share options

                      Option     31 December        Granted     31 December     Exercise    Date from which    Expiry
                        type            1999    during 2000            2000        price        exercisable      date
------------------------------------------------------------------------------------------------------------------------
Rudy Lobo                  A         266,179              -         266,179         5.0p              01/03     12/09
                           A         283,503              -         283,503       145.5p              01/03     12/09
                           B      11,570,000              -      11,570,000       0.375p              12/03         -
                           C               -          4,003           4,003       242.0p              01/04     07/04

Stephen Stamp              A               -      2,790,203       2,790,203       145.5p              01/03     01/10
                           C               -          4,003           4,003       242.0p              01/04     07/04

Christopher                A          16,107                         16,107         5.0p              01/03     12/09
Boulton                    A         193,297                        193,297       145.5p              01/03     12/09
                           A                         46,042          46,042       260.0p              01/04     08/10

Robert Gaudreau            A         348,113                        348,113         5.0p              01/03     12/09
                           A         318,073                        318,073       145.5p              01/03     12/09
                           B      11,570,000                     11,570,000       0.375p              12/03         -

Steve Jude                 A            5039                           5039         5.0p              01/03     12/09
                           A         269,872                        269,872       145.5p              01/03     12/09
                           A                         48,307          48,307       260.0p              01/04     08/10
                           C                          4,003           4,003       242.0p              01/04     07/04

Sean Morgan                A         141,653                        141,653         5.0p              01/03     12/09
                           A         270,715                        270,715       145.5p              01/03     12/09
                           A                         75,608          75,608       260.0p              01/04     08/10
                           C                          4,003           4,003       242.0p              01/04     07/04

Jim Howland                D                        120,000         120,000       $25.00              12/03     12/05

A Awarded under the Regus Team Member Share Plan for nil consideration. The grant to Mr Stamp is subject to higher performance targets.

B Awarded to Mr Lobo by Maxon pursuant to an agreement dated September 17, 1999 recording the terms of an agreement entered into on 11 November 1992 between Mr Lobo and Maxon, as amended on June 30, 2000. These shares are currently held by HSBC Trustees (Jersey) Limited and will not be capable of exercise before 31 December

2003 other than in defined circumstances (which include the discretion of Maxon). The shares subject to the option are transferable to Mr Lobo upon payment to Maxon of an exercise price of (pound) 45,000, which is equivalent to the market value of the relevant shares at the time the parties entered into the option arrangements. C Awarded under the Regus International Sharesave Plan, the maximum monthly contribution for which may not exceed the amount permitted by the Income and Corporation Taxes Act 1988. D Awarded under the Regus Global Share Plan for nil consideration. The option is over ADSs. E Awarded to Mr Gaudreau by Maxon pursuant to an agreement dated September 17, 1999 recording the terms of an agreement entered into on November 11, 1992, as supplemented by an agreement dated September 17, 1999 recording the terms of an agreement entered into on February 12, 1999. The shares subject to the option are transferable to Mr Gaudreau upon payment to Maxon of an exercise price of (pound) 45,000, which is equivalent to the market value of the relevant shares at the time the parties entered into the option arrangements.

Employee Share Plans

     We have established a number of employee share plans as described below. In addition, our board of directors has authority to establish further plans provided that the number of shares that may be issued under those plans count against the limits described below, that those plans do not confer benefits on employees that are substantially greater than the benefits which an employee could receive from participating in the plans described below and that, once established, such plans may not be amended without the approval of the shareholders at a general meeting if such approval would be required to amend the comparable provisions of the plans summarized below.

     The Regus Team Member Share Plan

     Our team member share plan is a share option plan administered by our board of directors or a duly authorized committee. It is divided into a number of subplans designed to allow employees who work abroad to be granted tax efficient options wherever possible. There is also a subplan which allows our board of directors to grant participants awards that entitle them to a cash payment calculated by reference to the increase in the market value of our shares between grant and exercise.Options entitle the holder to acquire our shares. Options may either be options to subscribe for new shares or options to purchase existing shares from an employee trust. Options are granted under this plan for no consideration. Three types of options have been granted: performance, premier and reward options. Options were granted to substantially all employees as of December 1, 1999. Further issues were made during 2000. Performance options are subject to performance targets that must normally be satisfied before the options may be exercised. Our board of directors has the discretion to waive some or all of the exercise price of the reward options. Options are personal to the option holder and may not be transferred.

     Premier and, subject to meeting the performance targets, performance options become exercisable in five installments no earlier than January 1 of each of 2003, 2004, 2005, 2006 and 2007 for grants up to May 00 and grants made after this date are exercisable in five installments one year later than each of the above. Reward options become exercisable in four tranches on January 1 of each of 2003, 2004, 2005, and 2006. If the participant's employment ends, the options lapse unless the employment ends in specified circumstances, such as disability or redundancy.

     As at March 31, 2001, options under this plan were outstanding over 23,377,299 shares. No further options may be granted under this plan.

     The following table sets forth, as of March 31, 2001, by date of grant, the number and type of options granted, the number of shares over which options were granted, the exercise price of the options and the end of the exercise period of the options.

                                                                    Total No. of                                     End of
                        No. of        No. of          No. of         Shares Over                                    Exercise
                        Reward        Premier       Performance     which Options          Exercise Price           Period of
Date of Grant          Options        Options         Options          Granted             of Options(2)             Options
-------------------  ------------- --------------  -------------- ------------------ --------------------------   --------------
December 10, 1999..     3,896,472      9,582,328       7,492,834         20,971,634  (pound) 0.05/(pound) 1.455         12/9/09
January 7, 2000(1).             -        128,866       2,661,337          2,790,203               (pound) 1.455          1/6/10
February 2, 2000...       100,000              -               -            100,000  (pound) 0.05/(pound) 1.455          2/1/10
May 17, 2000.......        50,633         30,085          30,343            111,061  (pound) 0.05/(pound) 1.455         5/16/10
August 21, 2000....             -      2,587,245       1,061,013          3,648,258                (pound) 2.60         8/20/10
September 18, 2000.             -        164,516         261,779            426,295                (pound) 2.60         9/17/10
Lapsed Options.....      (486,223)    (3,219,685)       (964,244)        (4,670,152)                        n/a             n/a
Total..............     3,560,882(2)   9,273,355      10,543,062         23,377,299                         n/a             n/a

     (1) The grant on January 7, 2000 was to Mr. Stephen Stamp and is subject to higher performance targets.

     (2) The Company elected to waive partially the exercise price of all of the reward options and reduce the exercise price from(pound) 1.455 to(pound) 0.05 during 2000.


   The Regus High Performance Bonus Plan

     Our bonus plan is administered by our board of directors or a duly authorized committee. There are two elements to our bonus plan: a cash plan and a share plan.

     Participation in our bonus plan is discretionary but is limited to our key employees, directors and executive officers. At the beginning of each financial year, the selected participants are notified of the amount of bonus that may be earned under the cash plan over the financial year and of the appropriate performance targets. Payment of the bonus at the end of the financial year is deferred for two years and is normally contingent on the participant remaining employed by us throughout that two-year deferral period.

     At the end of the two-year deferral period, the participant may be invited to invest some or all of his after-tax bonus in buying our shares to be retained for three years. In return, the participant is granted an award under the share plan over an equal number of shares. An award is a deferred right to acquire shares at no cost. All awards are satisfied by the transfer of shares from an employee trust.

     An award may be exercised normally in the six months following the third anniversary of the date of grant. An award will normally lapse if a participant's employment ends. A participant is free to withdraw his shares at any time but, if he does so, the corresponding award lapses.

     As at December 31, 2000, no options under our bonus plan were outstanding.

   The Regus Global Share Plan

     Our global share plan will be administered by the remuneration committee of our board of directors, all of whose members will be non-executive directors.

     This option plan is divided into a number of subplans which have been designed to allow employees to be granted tax efficient options wherever possible. Our board of directors may from time to time create additional subplans. There is also a subplan which allows the remuneration committee to grant participants awards that entitle them to a cash payment calculated by reference to the increase in the market value of our shares between grant and exercise.

     Options will entitle the holder to acquire our shares or ADSs. Options may either be options to subscribe for new shares or options to purchase existing shares from an employee trust. There will be two types of option: A options and B options. The terms of the two options will be similar except that B options must be subject to performance targets whereas performance targets are optional for A options.

     Options will be personal to the optionholder and may not be transferred. No payment will be required for the grant of an option.

     Whenever A options are granted, they will be granted to all employees, including directors, who satisfy the eligibility criteria. A person will be eligible for an A option if he has been employed by us or a participating subsidiary of ours for at least 12 months, or for such shorter period, if any, as the remuneration committee may decide. The remuneration committee may from time to time impose additional eligibility conditions provided that the purpose or effect of those conditions is not to restrict eligibility for A options to higher paid employees.

     All employees, including executive directors, will be eligible to receive B options at the discretion of the remuneration committee. An employee who is a director of any member of our group companies will not, however, be eligible to receive a B option unless he is required to devote substantially the whole of his working time to his duties to us.

     No options may be granted more than 10 years after the date on which options are first granted under our global share option plan.

     No options were granted before or at the time of the offering. The exercise price may not be less than the market value of a share, determined in accordance with the Taxation of Chargeable Gains Act 1992, for the dealing day immediately preceding the date of grant or, where options are granted pursuant to an invitation, the date of the invitation.

     Except in relation to the first grant of options to an individual or in circumstances determined by the remuneration committee to be exceptional, the number of shares over which an employee may be granted a B option to subscribe on any date, when added to the number of shares in respect of which he has been granted B options to subscribe in the previous 12 months under this option plan, will be limited so that the total cost of exercise does not exceed once times his annual remuneration.

     All B options must, and A options may, be granted subject to a performance target, the achievement of which will normally be a condition precedent to the right of exercise. The remuneration committee has the right to set different targets from year to year. The remuneration committee also has the discretion to change the performance target from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance target materially easier or more difficult to satisfy. The remuneration committee may also waive the performance target if it considers that it is fair and reasonable to do so. The performance targets for any options granted to our executive directors will be disclosed in our annual report each year.

     Options will be exercisable normally only during such period as the remuneration committee may decide beginning not earlier than the third anniversary and ending not later than the tenth anniversary of grant and only if the performance target, if any, has been met. Special rules apply, however, on termination of employment.

     Options, other than those granted under the Inland Revenue approved part, may be satisfied by the payment of a cash sum, or shares of an equivalent value, representing the difference between the exercise price and the market value of the shares at the date of exercise.

     On December 11, 2000, two grants were made to a single individual over an aggregate total of 120,000 ADSs with an exercise price of $25.00.

     On March 26, 2001, a grant was made over 1,942,441 ordinary shares with an exercise price of (pound) 2.56 and over 185,636 ADSs with an exercise price of $183/16.

     On June 8, 2001, a grant was made over 351,388 ordinary shares with an exercise price of (pound) 2.56 and over 124,439 ADSs with an exercise price of $183/16. On June 8, 2001, a further grant was made over 84,876 ordinary shares with an exercise price of (pound) 2.275 and over 83,949 ADSs with an exercise price of $16.20.

   The Regus International Sharesave Plan (UK Part)

     This savings-related share option plan, which is operated and administered by our board of directors or a duly appointed committee, has been designed to be approved by the Inland Revenue under the Income and Corporation Taxes Act 1988. All UK employees who have one or more years of continuous service with us or any subsidiary nominated to join in our savings-related share option plan, are eligible to participate in any invitation. Our board of directors has the discretion to reduce or eliminate the period of qualifying service and/or to invite other of our employees to participate.

     Options will entitle the holder to acquire our shares. Options may either be options to subscribe for new shares or options to purchase existing shares from an employee trust. No payment will be required for the grant of an option. Options will be personal to the participant and may not be transferred.

     Whenever invitations to participate in our savings-related share option plan are issued, each eligible employee may apply for an option, the total exercise price of which does not exceed the monthly contributions and bonus repayable under the Save-as-You-Earn (SAYE) contract to be entered into as a condition of the grant of the option. The aggregate maximum monthly contribution payable by an employee may not exceed such sum as may from time to time be permitted by the Income and Corporation Taxes Act 1988.

     The exercise price may not be less than 80% of the market value of a share, determined in accordance with the Taxation of Chargeable Gains Act 1992, for the dealing day selected by our board of directors in the period of 30 days immediately preceding the date of grant.

     In normal circumstances, an option may be exercised only during the period of six months starting on the bonus date. The bonus date is the date on which the bonus under the related SAYE contract is payable. This will be the third or fifth anniversary of the starting date of the SAYE contract and will be determined at the time of grant. Early exercise is allowed in circumstances where a participant's employment terminates for a specified reason such as death, redundancy, disability or retirement. Except in such circumstances, options lapse when the employment ends.

     In all cases of early exercise, an option may be exercised only to the extent of the amounts then paid under the related SAYE contract and any interest or bonus payable thereon.

     As of May 31, 2001, an option over 518,051 shares had been granted under this plan.

   The Regus US Stock Purchase Plan

     Our US plan is operated and administered by our board of directors or a duly authorized committee. Participation in the US plan will be limited to employees of our US subsidiaries who have been continuously employed for such period, not exceeding one year, as our board of directors may decide and who satisfy such other criteria as our board of directors may from time to time decide. Offers to participate in our US plan are issued to all eligible employees.

     Options will entitle the holder to acquire our shares or ADSs. Options may either be options to subscribe for new shares or options to purchase existing shares from an employee trust. Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

     Offers to participate in our US Plan may be issued from time to time at the discretion of our board of directors. Each employee who wishes to participate in an offering must agree to save over a two year period. Savings will be made by way of payroll deduction. The minimum monthly contribution is 1% of the respective employee's salary and the maximum (including any contributions still being paid) is $400, or such higher amount as our board of directors may decide and which is the US dollar equivalent of the maximum contribution permitted at the time under a savings contract linked to an Inland Revenue approved savings-related share option scheme, which amount shall not exceed $25,000 per calendar year.

     Each option will be over such number of shares as has an aggregate exercise price equal to the amount which the eligible employee agrees to save over the two year period to which, if our board of directors so decides, there may be added additional contributions to represent notional interest on the employee's savings.

     The exercise price may not be less than 85% of the market value of a share, determined in accordance with the Taxation of Chargeable Gains Act 1992, for the dealing day immediately preceding the date of grant.

     Subject to adjustment in the event of a variation of share capital, the maximum number of shares which may be made available for our US plan will be 10,000,000.

     Unless a participant chooses not to exercise his option prior to the end of the two-year savings period, it will be exercised in full on the expiry of the two-year savings period. Generally, options will lapse when an employee ceases to be employed by us but special rules apply when the employment ends for specified reasons such as injury, redundancy and retirement. In these cases, the option may be exercised to the extent of the participant's accumulated savings and interest at the date of termination.

     As of May 31, 2001, an option over 23,786 ADSs had been granted under this plan.

   The Regus International Sharesave Plan

     The terms of our international sharesave plan are similar in all material respects to the UK part of our sharesave plan. It is designed, however, for participants who are not subject to UK tax and does not include, therefore, those provisions which are necessary to obtain Inland Revenue approval of our sharesave plan.

     As of May 31, 2001, an option over 216,479 shares had been granted under this plan.

   The Regus International Sharesave Plan (Irish Part)

     The terms of this plan are similar in all material respects to the UK part of our sharesave plan except that it has been designed to qualify for approval by the Irish tax authorities. No grant has been made under this plan.

   The Regus International Sharesave Plan (French Part)

     The terms of this plan are similar in all material respects to the UK part of our sharesave plan, except there will only be a five year option period and a longer period of 20 days to establish the exercise price. In addition, the option may normally only be exercised in respect of 20% of the shares originally comprised in it on the fifth anniversary of grant and on each of the following four anniversaries. The plan has been designed to qualify for approval by the French tax authorities.

     As of May 31, 2001 an option over 59,042 shares had been granted under this plan.

   The Regus All-Employee Share Ownership Plan

     The ownership plan, which has been designed to be approved by the Inland Revenue under the Finance Act 2000 is constituted by a trust deed. Save to the extent required by the terms of the trust deed, the ownership plan is administrated by our board of directors.

     On any occasion on which our board of directors decides to operate the ownership plan, it may be operated on one or more of the bases allowed by the legislation. These are as follows:

     (i)   as a free plan;

     (ii)  as a partnership plan; and

     (iii) as a matching plan.

     Under the free plan, the employing companies will provide the trustees with funds to enable them to subscribe for and/or purchase shares which will be allocated to the eligible employees. The maximum individual allocation of shares under the free plan in any tax year will be (pound) 3,000.

     Any allocation of shares under the free plan must be made on similar terms but can be linked to such individual, team, divisional or corporate performance as our board of directors may decide. The performance targets set for each unit must be broadly comparable and must not contain any features which have the effect of concentrating the awards on directors or higher-paid employees.

     Shares under the free plan must be held by the trustees for a minimum period of three years or for such longer period not exceeding five years as our board of directors may decide. If a participant ceases to be employed by us before the end of this period, his shares under the free plan must be withdrawn from the trust. If the participant ceases to be employed within the minimum three year period, or within such shorter period as our board of directors may decide, otherwise than in specified circumstances such as redundancy or disability, the free plan may provide that the shares under the free plan will be forfeited.

     Under the partnership plan, an eligible employee may enter into an agreement with us to allocate up to (pound) 1,500 of his pre-tax salary each year to subscribe for and/or purchase shares. The agreement may provide for these partnership shares to be bought within 30 days of the day on which the deduction is made. Alternatively, the agreement may provide for the deductions to be accumulated for a period, not exceeding 12 months, and for the shares to be bought within 30 days of the end of that period. A participant may withdraw his shares under this plan at any time.

     If our board of directors decides to operate the partnership plan in any period, it may also decide to operate the matching plan in the same period. Under the matching plan, the employing companies will provide the trustees with funds to enable them to subscribe for and/or purchase shares which will then be allocated to the eligible employees up to a maximum ratio of two matching shares for every partnership share. Participation in the matching plan must be open to all eligible employees on the same basis.

     Matching shares must be held by the trustees for a minimum period of three years or for such longer period not exceeding five years as our board of directors may decide. If a participant ceases to be employed by us before the end of this period, his matching shares must be withdrawn from the trust. If the participant ceases to be employed within the minimum three year period, or within such shorter period as our board of directors may decide, other than for a specified reason such as redundancy or disability or withdraws his partnership shares from the trust before the end of the minimum three year period, the matching plan may provide that his matching shares will be forfeited.

     All of our UK resident employees who have not less than one year's continuous service, or such shorter period as our board of directors may decide, must be eligible to participate in the plan. Other employees may be eligible to participate in the plan at our board of directors' discretion.

     The subscription price of any shares issued for the purposes of the plan will be determined by our board of directors. Except as required by legislation, it may not be less than an amount equal to the market value of a share, determined in accordance with the Taxation of Chargeable Gains Act 1992, for the dealing day immediately preceding the date of subscription.

     The ownership plan may provide that any dividends paid on the free, partnership or matching shares will either be paid to the participants or re-invested in the purchase of additional shares to be held in the ownership plan for a period of three years.

     The ownership plan may provide that the voting rights attributable to the shares of a participant may not be exercised while the shares are held in the trust. Alternatively, the participant may be allowed to direct the trustees on how to exercise those voting rights. The trustees will not, however, exercise the voting rights attributable to the shares held in the trust except in accordance with the participant's instructions.

     In the event of a general offer being made to the shareholders or a rights or capitalization issue, participants will be able to direct the trustees how to act on their behalf.

     No grant has been made under this plan.

   The Regus International All-Employee Share Ownership Plan

     The terms of this plan are similar in all material respects to the ownership plan. It is designed, however, for participants who are not subject to UK tax and does not include those provisions which are necessary to obtain Inland Revenue approval of the ownership plan.

     No grant has been made under this plan.

   Provisions Common to All Plans

     Except as mentioned below, the following provisions are common to each of the plans.

     Plan Limit

     On any date, the aggregate nominal amount of new shares which may be allocated pursuant to a plan may not, when added to the nominal amount of new shares allocated in the previous 10 years under all of our employee share schemes but after the date of listing, exceed 10% of our equity share capital.

     For these purposes, shares are allocated under option plans when the options are granted and under other schemes when the shares are issued. Options which lapse, by reason of non-exercise or otherwise, cease to count. No account is taken of shares which are acquired by purchase rather than by subscription except where such shares were first issued to an employee trust for the purpose of satisfying a participant's rights. No account is taken of shares which an employee purchases using his own funds except on the exercise of an option under an option plan.

     Change of Control

     Subject as set out in the following paragraphs, the exercise of options/awards under the plans will be permitted in the event of a change of control, a reorganization, an amalgamation or a voluntary winding up of Regus plc. Unless the remuneration committee decides otherwise, options under our team member share plan and our global share option plan may be exercised even if the performance targets have not been met. In the event of a change of control of Regus plc, participants may surrender their options in return for substitute options over shares in the acquiring company.

     If control is obtained by or from a person who, together with persons connected or associated with him, holds 50% or more of our shares on the offering date, the exercise of options/awards will not be allowed except in the case of the Irish Plan. In these circumstances, exercise will only be permitted if either that person becomes bound or entitled to exercise rights of compulsory acquisition under sections 429-430F of the Companies Act or our shares will cease to be traded on a recognized stock exchange.

     If the change of control forms part of a transaction as a result of which more than 50% of the shareholders in the acquiring company will be the same as our shareholders and the participants are offered compensation, whether in the form of options over shares in the acquiring company or otherwise, which our board of directors or, as the case may be, remuneration committee considers to be fair and reasonable, our board of directors or remuneration committee may decide that options/awards (other than those granted under the Irish Plan) which are not otherwise exercisable apart from the change of control may not be exercised.

     Listing

     Application will be made to the Financial Services Authority for admission to the Official List of new shares issued under the plans and to the London Stock Exchange for shares to be admitted to trading. New shares issued under the plans will rank equally in all respects with existing shares except for rights attaching to shares by reference to a record date prior to the date of allotment.

     Variation of Capital

     In the event of a variation in our share capital or in such other circumstances as our board of directors considers appropriate, our board of directors may adjust options/awards in such manner as it determines to be appropriate.

     Benefits Non-Pensionable

     Benefits under the plans will not form part of a participant's remuneration.

     Amendments and Termination

     Our board of directors or, as the case may be, our remuneration committee may make such amendments to the plans either as are necessary or desirable to obtain or retain the approval, where applicable, of the relevant tax authorities or to take account of changes to applicable legislation. Our board of directors or the remuneration committee may also make such amendments to the plans and to any option/award as may be necessary or desirable to obtain or maintain favorable tax, exchange control or regulatory treatment for participants or for any company in our group of companies.

     Except as described above or for amendments designed to ease the administration of the plans or for amendments to our team member share plan or our bonus plan, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual or plan limits, the terms of options/awards or the adjustment of options/awards without the prior approval of our shareholders at a general meeting.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

     The table below sets forth information regarding the beneficial ownership of our shares on a fully-diluted basis as of February 26, 2001 (except for lapsed options which are at December 31, 2000), the most recent practicable date prior to the date of this annual report. Percentage of beneficial ownership is based on 605,297,683 shares outstanding (including outstanding options granted in respect of 24,621,498 shares).

     Beneficial ownership is determined in accordance with the rules of the US Securities and Exchange Commission and includes voting or investment power with respect to the securities. The number of our shares held in the US amounts to 0.27% of our total outstanding share capital. There are two holders of record of our shares in the US. The address for each listed director or officer is c/o Regus plc, 3000 Hillswood Drive, Chertsey KT16 0RS, England. We believe that the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The shareholders listed below have the same voting rights as our other shareholders

     Save as disclosed below, as of June 19, 2001 which is the most recent practicable date prior to the date of this annual report, we are not aware of:

     o any arrangements that might lead to a change in control of our business,

     o    any person who is interested in 3% or more of our capital or

     o any person other than Maxon Investments BV who can, will or could directly or indirectly, jointly or severally, exercise control over us.

     Name of Beneficial Owner                    Number            Percentage
     -------------------------------------   ---------------    ----------------
     Paramount Nominees Limited (1)           355,329,286            58.7%
     HSBC Trustee (Jersey) Limited (2)         23,140,000             3.8%
     Chase Nominees Limited                    24,406,380             4.0%
     The Capital Group                         18,582,149             3.1%
     Mourant and Co. Trustees Limited (3)      18,120,670             3.0%

(1) The beneficiary is Maxon Investments BV. Mark Dixon owns 100% interest in Maxon.
(2) The beneficiary of half of this holding is Rudolf Lobo, and half is for Robert Gaudreau.
(3)  These shares are held by Regus Employee Trust.

     There are no ongoing contractual or other arrangements between any of our shareholders, including Maxon Investments BV, and us or our management other than those described under "--Related Party Transactions" and the service agreement of Mark Dixon described under "Item 6. Directors, Senior Management and Employees--Board Practices--Directors' Service Agreements" and the loan agreement pursuant to which Maxon Investments BV has lent Rudolf Lobo $500,000 at a rate of interest on the amount outstanding at the standard variable mortgage rate of the UK's Nationwide Building Society plus a margin of 0.75%, such amount being repayable on 6th April, 2004, and none of our shareholders have any special rights to appoint a member to our board. Maxon Investments BV has confirmed to us that it will not act in a manner which it knows would prevent us from carrying on our business independently of Maxon Investments BV. In addition, provisions in our Articles of Association and the relevant provisions of the Listing Rules regulate Maxon Investment BV's relationship with us. By virtue of these factors, our directors believe that we are capable of carrying on our business independently of Maxon Investments BV and that all transactions and relationships between us and Maxon Investments BV are, and will be, at arms' length and on a normal commercial basis.

                           RELATED PARTY TRANSACTIONS

Option Agreements with Executive Officers

     Rudolf Lobo, one of our directors and executive officers, and Robert Gaudreau, one of our executive officers, each has an interest in 11,570,000 of our existing shares in respect of which options were granted by Maxon Investments BV pursuant to an agreement dated September 17, 1999, recording the terms of an agreement entered into on November 11, 1992 between Mr. Lobo and Maxon Investments BV and an agreement dated September 17, 1999 recording the terms of an agreement entered into on November 11, 1992, as supplemented by an agreement dated September 17, 1999 recording the terms of an agreement entered into on February 12, 1999, between Mr. Gaudreau and Maxon Investments BV. Each agreement was amended on June 30, 2000. Each interest represents 1.9% of our issued share capital on a fully diluted basis as at 26 February, 2001. These shares are currently held by HSBC Trustees (Jersey) Limited and will not be capable of exercise, in the case of Mr. Lobo's interest, before December 31, 2003 and, in the case of Mr. Gaudreau's interest, until December 31, 2002, other than in defined circumstances, which include the discretion of Maxon Investments BV. The shares subject to the options are transferable to Mr. Lobo or Mr. Gaudreau, as the case may be, upon payment to Maxon Investments BV of an exercise price of (pound) 45,000 by each of Mr. Gaudreau and Mr. Lobo which is equivalent to the market value of the relevant shares at the time the parties entered into the option arrangements.

Option Agreement with UBS

     In connection with a revolving credit facility dated November 12, 1997 between UBS, our former lender, and Regus Business Centers BV, an option agreement dated November 12, 1997, as amended by supplemental agreements dated August 3, 1998 and September 20, 2000, was entered into among Maxon Investments BV, the holder of 70.5% of our shares on a fully-diluted basis as of September
18, 2000 that is controlled by Mark Dixon, our Chief Executive, Mr. Dixon, Regus Business Centers BV, our Dutch subsidiary, UBS, our former lender and a holder of options to purchase our shares, and us. Pursuant to the agreement, Maxon Investments BV granted UBS the right to purchase Regus shares from Maxon Investments BV against payment by UBS of a strike price of (pound) 0.01 per share. The number of shares under option is determined by reference to a percentage of our issued share capital at the date of exercise of the option. The percentage shareholding under option is determined by reference to

     o the time lapsed since the date of the UBS option agreement and the date of exit. The total value which UBS may acquire under the UBS option agreement is capped. This cap is determined by reference to the time lapsed since the date of the option agreement and the date of exercise; and

     o our net equity value at the time of exit as defined as our total market value on the basis of the initial public offering price. UBS may exercise the option on the earliest of:

     o    our shares being listed on any stock exchange or

     o    Mr. Dixon ceasing to control 51% of our voting rights.

     UBS may, within three months from receipt of a notice that an exit is planned, exercise the option. If not exercised within that period, the option is exercised automatically. UBS may sell the shares acquired under the UBS option agreement at any time and has the right and in the event of a trade sale, the obligation, to sell such shares simultaneously with Maxon Investments BV on the same terms and conditions as Maxon Investments BV, but without the obligation to make any representations or warranties in connection with such sale.

     If an exit has not occurred within five years, UBS may sell the option to Maxon Investments BV or Mr. Dixon for cash consideration calculated by reference to our net equity value at the time. Under the UBS option agreement, Maxon Investments BV agreed:

     o    to notify UBS in writing if any exit is planned;

     o not to sell or transfer our shares to third parties save for such dispositions which do not exceed 20% of our issued share capital;

     o not to amend the Articles of Association if such amendment would have a material adverse effect on the ability of Maxon Investments BV to perform its obligations under the UBS option agreement and

     o to notify UBS three weeks prior to any proposed amendments to the Articles of Association.

     On September 20, 2000, Maxon Investments BV and UBS entered into a deed of amendment to the UBS option agreement under which UBS agreed to waive its rights to receive our shares in the offering in consideration for the payment by Maxon Investments BV of (pound) 8.5 million, less (pound) 25,500 of expenses and commissions, if an initial public offering occurs before November 12, 2000. This obligation was satisfied in full and we no longer have any liability to UBS under these agreements.

Option Agreements with Affiliates of Deutsche Bank and Apollo

     In connection with the fourth and fifth amendments to the shareholder's agreement, Maxon Investments BV and Serviced Office Investments Limited and DB Capital Partners Europe LP, the Deutsche Bank affiliates that collectively owns 0.73% of our shares on a fully-diluted basis as of June 19, 2001, and AP Pelham Partners XI LLC and AP Regus Investors LLC, the Apollo affiliates that collectively owns none of our shares on a fully-diluted basis as of June 19, 2001, entered into an option agreement dated November 30, 1999 (as amended by a deed of amendment dated January 4, 2000) (the deed of option and waiver), pursuant to which Maxon Investments BV granted the Deutsche Bank and Apollo affiliates the right to purchase from Maxon Investments BV, against payment of a (pound) 1.00 aggregate strike price, 1,963,242 A ordinary shares, as defined below under shareholder's agreement, in the case of the Deutsche Bank affiliates and 1,963,242 A ordinary shares in the case of the Apollo affiliates. The option may be exercised by the Deutsche Bank and Apollo affiliates within 12 months (or such shorter period ending on the date on which an exit, being either an initial public offering or completion of the disposal of all or substantially all of our shares or assets, occurs) from the earlier of:

     o the date on which our board of directors notifies the Deutsche Bank and Apollo affiliates in writing that an exit is imminent and

     o the date we announce to the public our intention to proceed with an initial public offering.

     By deeds dated August and September 2000, the Deutsche Bank and Apollo affiliates have agreed to exercise the option immediately before the offering date.

     Under the deed of option and waiver, the Deutsche Bank and Apollo affiliates waived their right to sell shares held by them into an initial public offering ahead of us issuing new shares in that initial public offering and agreed that the Deutsche Bank and Apollo affiliates have the right to sell $66,275,000 rather than $132,550,000 of their shareholdings to any private equity investor making an investment into us before Maxon Investments BV may sell and we may issue shares to such investor.

     In the deed of option and waiver, Maxon Investments BV also undertakes to use reasonable endeavors to procure that the initial public offering is structured such that the Deutsche Bank and Apollo affiliates may sell shares into the initial public offering as part of any over-allotment option, but only to the extent required to ensure that each Deutsche Bank and Apollo affiliate receives its percentage of $132,550,550, taking into account the percentage of total issued ordinary shares held by each affiliate, prior to Maxon Investments BV receiving any proceeds from the sale of shares in such over-allotment option. In addition, if the offer price is less than $1.34, Maxon Investments BV agrees to pay to each Deutsche Bank and Apollo affiliate, in respect of each ordinary share held, the difference between the equivalent in US dollars of the offer price applicable on an initial public offering and $1.34, less any capital distributions received by that Deutsche Bank or Apollo affiliate.

     These options Agreements are no longer subsisting.

Registration Rights Agreement with Affiliates of Deutsche Bank and Apollo

     We have entered into a registration rights agreement with the affiliates of Deutsche Bank and Apollo to allow them, subject to certain limitations, to sell all or part of their remaining shares in an SEC-registered public offering until the release of our financial results for our third quarter 2002 (on or about November 15, 2002).

Release of Guarantees of Maxon Investments BV

     By a deed of undertaking dated September 11, 2000 between Maxon Investments BV, the holder of 355,329,286 of our shares on a fully-diluted basis as of June 19, 2001 that is controlled by our Chief Executive Mark Dixon, and us, conditional on the completion of the offering, we will agree to take steps to release Maxon Investments BV from its obligations under guarantees given in respect of six leases and one finance lease facility and to indemnify Maxon Investments BV against any liability in connection with such guarantees. We negotiated the deed of undertaking with Maxon Investments BV on an arms' length basis.

ITEM 8.   FINANCIAL INFORMATION

            CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Consolidated financial statements are set forth under "Item 18. Financial Statements."

                               LEGAL PROCEEDINGS

     Regus is not a party to any material legal proceedings. We are involved from time to time in various legal proceedings incidental to the ordinary course of our business. We are not and have not been involved in any significant legal or arbitration proceedings and, as far as our directors are aware, no such proceedings are pending or threatened by or against us which may have, or have had within the previous 12 months, a material effect of our financial position and results of operations.

                              SIGNIFICANT CHANGES

     We have not experienced any significant changes since the date of the annual financial statements.

ITEM 9.   LISTING DETAILS

     The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the London Stock Exchange and the Nasdaq National Market and has not been prepared or independently verified by us. This is the latest available information to our knowledge.

                            MARKET PRICE INFORMATION

Shares

     Our outstanding shares are listed and traded on the London Stock Exchange. The shares were first listed on the London Stock Exchange in October 2000. The prices for shares as quoted in the official list of the London Stock Exchange are in pounds. The following table shows:

     o the reported high and low closing prices quoted in pounds for the shares on the London Stock Exchange; and

     o the reported high and low closing prices for the shares, translated into US dollars, based on the noon buying rate on the last business day of each period presented.

                                            Price Per Share              Price per Share
                                            ---------------              ---------------
                                          High           Low           High             Low
                                        ---------     ---------       --------       ---------
Annual prices:
2000.............................     (pound) 3.76   (pound) 2.60       $5.62           $3.89
Quarterly prices:
2000:
Fourth Quarter (from October 17,      (pound) 3.76   (pound) 2.60       $5.62           $3.89
   2000).........................
2001:
First Quarter....................     (pound) 3.92   (pound) 2.50       $5.56           $3.55
Second Quarter (through May 31,       (pound) 3.14   (pound) 2.06       $4.45           $2.92
2001)............................
Monthly prices:
December 2000....................     (pound) 3.76   (pound) 3.27       $5.62           $4.89
January 2001.....................     (pound) 3.67   (pound) 3.16       $5.36           $4.63
February 2001....................     (pound) 3.92   (pound) 3.28       $5.66           $4.73
March 2001.......................     (pound) 3.70   (pound) 2.50       $5.25           $3.55
April 2001.......................     (pound) 3.14   (pound) 2.56       $4.49           $3.66
May 2001.........................     (pound) 3.14   (pound) 2.06       $4.45           $2.92

     On May 31, 2001, the closing price of shares on the London Stock Exchange was (pound) 2.50 equivalent to $3.54375 per share translated at the noon buying rate of (pound) 0.7055 per $1.00 on May 31, 2000.

ADSs

     Our ADSs, each representing five shares, were originally issued in October 2000 in a public offering and are listed and traded on the Nasdaq National Market.

     The following table sets forth, for the periods indicated, the reported high and low closing prices on the Nasdaq National Market for the outstanding ADSs.

                                                           Price per ADS
                                                           -------------
                                                        High             Low
                                                     ----------      ----------
     Annual prices:
     2000..........................................    $28.25          $19.94
     Quarterly prices:
     2000:
     Fourth Quarter (from October 17, 2000)........    $28.25          $19.94
     2001:
     First Quarter.................................    $28.13          $16.75
     Second Quarter (through May 31, 2001).........    $21.75          $14.52
     Monthly prices:
     December 2000.................................    $28.25          $22.75
     January 2001..................................    $28.00          $24.00
     February 2001.................................    $28.13          $24.75
     March 2001....................................    $26.25          $16.75
     April 2001....................................    $21.75          $17.75
     May 2001......................................    $21.75          $14.52


                                    MARKETS

     The ordinary shares have been approved for listing on the London Stock Exchange under the symbol "RGU" and the ADSs have been approved for listing on the Nasdaq National Market under the symbol "REGS".

ITEM 10.   ADDITIONAL INFORMATION

                     MEMORANDUM AND ARTICLES OF ASSOCIATION

     We incorporate by reference the information disclosed under "Description of Share Capital" in our Registration Statement on Form F-1 (File No. 333-12504).

                               MATERIAL CONTRACTS

     None.

                                    TAXATION

UK Tax Considerations

     This discussion describes the material UK taxation consequences of the acquisition, ownership and disposition of shares by UK holders. Although it is not entirely free from doubt, in practice, holders of ADSs should be treated as holding the beneficial interest in shares represented by the relevant ADSs for the purposes of UK tax and for the purpose of the US/UK income tax treaty with respect to income and gains (the "Treaty"). The discussion is intended as a general guide only and is based on current UK legislation and Inland Revenue practice as at the date of this document. Except where the position of non-UK resident shareholders and Eligible US Shareholders (as defined below) is expressly referred to, these comments deal only with the position of shareholders who are resident in the UK for tax purposes, who are the beneficial owners of their shares and who hold their shares as an investment. They do not deal with the position of classes of shareholders subject to special rules, such as dealers in securities.

     For the purposes of this summary, an "Eligible US Shareholder" means a US holder (as defined in "--United States Federal Income Tax Considerations") that is a beneficial owner of a cash dividend and:

     o is an individual or a corporation resident in the US for the purposes of the Treaty and, in the case of a corporation, is not also resident in the UK for UK tax purposes;

     o is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of our voting stock;

     o holds ADSs or shares in a manner which is not effectively connected with a permanent establishment in the UK through which that US Holder carries on business or with a fixed base in the UK from which that US Holder performs independent personal services; and

     o is not otherwise ineligible for benefits under the Treaty in connection with the ADSs or shares.

United Kingdom Taxation of Dividends

     Under current UK legislation, we are not required to withhold any amounts in respect of tax from our dividend payments.

UK Resident Shareholders

     An individual shareholder who is resident in the UK for UK tax purposes will be entitled to a tax credit in respect of any dividend received from us and will be taxable on the gross dividend, which is the aggregate of the dividend received and related tax credit. The value of the tax credit will be equal to one-ninth of the dividend received (and therefore 10% of the gross dividend). The gross dividend will be treated as an individual's marginal income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax. A UK resident individual shareholder who is liable to income tax at the higher rate will be subject to tax at the rate applicable to dividends for such shareholders (currently 32.5%) on the gross dividend. The tax credit will be set against but will not fully discharge such shareholder's tax liability on the gross dividend and he will have to pay additional tax equal to 22.5% of the gross dividend, to the extent such sum when treated as marginal income falls above the threshold for the higher rate of income tax.

     So, for example, a dividend of (pound) 80 will carry a tax credit of (pound) 8.89, which is one-ninth of (pound) 80, and to the extent that the dividend and the related tax credit fall above the threshold for the higher rate of income tax, the additional income tax payable on the dividend by an individual liable to income tax at the higher rate will be a net tax charge of (pound) 20 at current rates of tax (22.5% of (pound) 88.89, i.e. dividend payment received of (pound) 80 plus tax credit of (pound) 8.89). There will be no payment of the tax credit or any part of it to an individual whose liability to income tax on the dividend and the related tax credit is less than the tax credit, except where the individual holds the relevant shares through a personal equity plan or individual savings account and the dividend is received into such accounts or plans on or before April 5, 2004.

     UK resident shareholders which are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to reclaim the tax credits in respect of dividends although charities will be entitled to a payment by the Inland Revenue of a specified proportion of any dividend paid by us to the charities on or before April 5, 2004, that proportion declining on a year by year basis.

     Subject to exceptions for some insurance companies with overseas business, UK resident corporate shareholders will generally not be subject to corporation tax in respect of dividends received from us, but will not be entitled to the payment of any tax credit with respect to the dividends.

     Eligible US Shareholders

     An Eligible US Shareholder is entitled, in principle, to receive a payment from the UK Inland Revenue in respect of a dividend from us in an amount equal to the tax credit (the "Tax Credit Amount") to which a UK resident individual is generally entitled in respect of the dividend. However, that entitlement is subject to a deduction of tax withheld under the Treaty (the "UK Withholding Tax"). In this case, the amount of such deduction will equal the Tax Credit Amount, i.e., one-ninth of the dividend; therefore, an Eligible US Shareholder will not be able to claim any payment from the UK Inland Revenue in respect of a dividend from us.

     Other Non-UK Resident Shareholders

      A shareholder who is not resident in the UK for tax purposes will not generally be entitled to claim any part of the tax credit. A shareholder who is not resident in the UK for UK tax purposes should consult his own tax adviser concerning his tax liabilities on dividends received, his entitlement to reclaim any part of the tax credit and, if he is so entitled, the procedure for doing so.

United Kingdom Taxation on Chargeable Gains

     UK Resident Shareholders

     A disposal (or deemed disposal) of shares by a shareholder resident or (in the case of an individual) ordinarily resident for tax purposes in the UK may, depending on the shareholder's particular circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation on chargeable gains.

     Shareholders Temporarily Non-Resident in the UK

     A shareholder who is an individual and who has, on or after March 17, 1998, ceased to be resident and ordinary resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of shares during that period may be liable, on his return, to UK taxation on chargeable gains arising during his period of absence, subject to any available exemption or relief.

     Non-UK Resident Shareholders and Eligible US Shareholders

     Subject to the provisions set out above in relation to temporary non-residents, shareholders who are neither resident nor ordinarily resident for tax purposes in the UK and Eligible US Shareholders will not be liable to UK tax on chargeable gains realized on the disposal of their shares or ADSs (as the case may be) unless the shareholder or Eligible US Shareholder carries on a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the shares or ADSs (as the case may be) for the purposes of such trade, profession or vocation or such branch or agency.

Stamp Duty and Stamp Duty Reserve Tax

     Subject to some exceptions, a conveyance or transfer on sale of shares other than to a depositary or clearance service or its nominee or agent may attract ad valorem UK stamp duty on the instrument of transfer at the rate of 0.5% of the amount or value of the consideration for the transfer, rounded up if necessary to the nearest multiple of (pound) 5. An unconditional agreement to transfer shares other than to a depositary or clearance service or its nominee or agent will generally give rise to stamp duty reserve tax at the rate of 0.5% of the amount or value of the consideration for the transfer. However, if within six years of the date of the agreement, or, if the agreement was conditional, the date the agreement became unconditional, an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, then the charge to stamp duty reserve tax will be cancelled or, where the stamp duty reserve tax charge has been paid, the stamp duty reserve tax will, provided that a claim for repayment is made, be repaid.

     A charge to stamp duty or stamp duty reserve tax may arise on the issue or transfer of shares to an issuer of depositary receipts, to its nominee or agent or to particular persons providing a clearance service, their nominees or their agents. The rate of stamp duty or stamp duty reserve tax will generally be 1.5% of either (a) in the case of an issue of shares, the issue price of the shares concerned, or (b) in the case of a transfer of shares, the value of the consideration or, in some circumstances, the value of the shares concerned. In the case of stamp duty, the amount will be rounded up if necessary to the nearest multiple of (pound) 5.

     No stamp duty reserve tax will be payable on an agreement to transfer an ADR and provided that the ADR (and any instrument or written agreement of transfer) is executed and retained at all times outside the UK it should not in practice be necessary to pay stamp duty in respect of such transfer. On a transfer of shares from the custodian of a depositary to a holder of an ADS upon cancellation of the ADS where there is no transfer of beneficial ownership, a fixed stamp duty of (pound) 5 per instrument of transfer will be payable by such holder.

     Paperless transfers of shares within CREST are generally liable to stamp duty reserve tax, rather than stamp duty. CREST is obliged to collect stamp duty reserve tax on relevant transactions settled within the system. Deposits of shares into CREST generally will not be subject to stamp duty or, unless the transfer into CREST itself is for consideration, to stamp duty reserve tax.

     Stamp duty reserve tax is generally the liability of the purchaser and stamp duty is normally paid by the purchaser.

     Special rules apply to market intermediaries and to some sale and repurchase and stock borrowing arrangements.

     Agreements to transfer shares to charities will not give rise to stamp duty or stamp duty reserve tax.

     If you are in any doubt as to your tax position or if you require more detailed information than that outlined above you should consult an appropriate professional adviser immediately.

United States Federal Income Tax Considerations

     This discussion describes the material US federal income tax consequences of the acquisition, ownership and disposition of shares, including shares represented by ADSs evidenced by ADRs. This discussion of US federal income tax consequences applies to you only if you are a US holder. For purposes of this discussion, you are a "US holder" if you are a beneficial owner of shares or ADSs and you are, for US federal income tax purposes:

     o    an individual citizen or resident of the US,

     o a corporation, or an entity treated as a corporation, organized under the laws of the US or any state thereof or the District of Columbia or

     o otherwise subject to US federal income tax on a net income basis in respect of the shares or ADSs.

This discussion applies only to holders who will hold shares or ADSs as capital assets. This discussion is based:

     o upon current US law, US Internal Revenue Service practice, US judicial decisions, administrative pronouncements and US Treasury Regulations, changes to any of which after the date hereof could apply on a retroactive basis and affect the tax consequences described herein, and

     o in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with its respective terms.

     The US Treasury has expressed concerns that parties to whom depositary receipts such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by United States holders. Accordingly, the analysis of the creditability of UK Withholding Tax described below could be affected by future actions that may be taken by the US Treasury.

     Please note that the US and the UK are negotiating a new income tax treaty. The following discussion does not address all of the tax consequences that may be relevant to you in light of your particular situation. For example, this discussion does not address the treatment of insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, holders subject to the alternative minimum tax, securities broker-dealers, persons holding through foreign partnerships or other pass-through entities, holders who hold shares or ADSs as part of hedging or conversion transactions or holders who own directly, indirectly or by attribution 10% or more of the voting power of Regus and holders whose functional currency for US tax purposes is not the US dollar.

     You should consult your own tax advisers as to the particular tax consequences to you under US federal, state and local and other laws, of the acquisition, ownership and disposition of shares or ADSs. Holders of ADSs will be treated as owners of the underlying shares attributable thereto.

Taxation of Sales or other Dispositions

     If you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for US federal income tax purposes in the same manner as on the sale or disposition of any other shares held by you as capital assets. As a result, you will generally recognize capital gain or loss for US federal income tax purposes equal to the difference between the amount realized and your adjusted basis in the shares or ADSs. This capital gain or loss will be long-term capital gain on loss if your holding period in the shares or ADSs exceeds one year. Any gain or loss will generally be US source.

US Taxation of Dividends

     The gross amount of any distributions, other than some pro rata distributions of ordinary shares or rights to acquire ordinary shares, in respect of ordinary shares or ADSs to US holders will constitute foreign source dividend income for US federal income tax purposes to the extent such distributions are made from the current or accumulated earnings and profits of Regus plc, as determined in accordance with US federal income tax principles. Such dividends will not be eligible for the dividends received deduction otherwise allowed to corporations. The amount of any cash distribution paid in pounds sterling (including the UK withholding in an amount equal to the Tax Credit Amount) will be equal to the US dollar value of the pounds sterling on the date of receipt by the Depositary or by you if you hold ordinary shares, as applicable, regardless of whether the payment is in fact converted into US dollars. Gain or loss, if any, recognized on the sale or other disposition of pounds sterling will be US source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

     Subject to certain restrictions and limitations, if you comply with the applicable filing requirements you may elect to claim a foreign tax credit for UK Withholding Tax. If you elect to claim the foreign tax credit, the UK Withholding Tax will constitute foreign source dividend income for US federal income tax purposes to the extent made from current or accumulated earnings and profits of Regus plc. The limitation of foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends paid by Regus plc on the Shares or ADSs will generally constitute "passive income" or, in the case of US financial service providers, may be "financial services income".

     We believe that we will not be considered a "passive foreign investment company" for US federal income tax purposes. However, since our status as a passive foreign investment company depends on the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a possible foreign investment company in any taxable year. If we were treated as a passive foreign investment company in any taxable year during which you held Shares or ADSs you may be subject to certain adverse consequences, including the imposition of tax at higher rates than would otherwise apply to income derived from the Shares or ADSs as well as additional tax form filing requirements.

                              DOCUMENTS ON DISPLAY

     The documents concerning us which are referred to herein may be inspected at the Securities and Exchange Commission. You may read and copy any document filed or furnished by us at the SEC's public reference rooms in Washington D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms.

     ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our treasury policy seeks to ensure that adequate financial resources are available for the development and growth of its operations while managing its currency, interest rate and counter-party risks. Our Treasury strategy and policy is developed centrally with subsidiary companies operating within a framework of controls approved by the Board. We do not engage in speculative transactions. Our policy on the major areas of treasury activity is set out below.

      Currency translation risk

      The results of our foreign subsidiaries are translated into Sterling at the average exchange rates for the period concerned. The balance sheets of foreign subsidiaries are translated into Sterling at the closing exchange rates. Any gains and losses resulting from the translation are recorded in reserves where they are matched with the gains and losses on borrowings, foreign exchange contracts, currency swaps or currency options, used to hedge the net assets of subsidiaries. Our Treasury makes proposals to a committee of the Board each quarter on hedging its foreign assets in this way. Quantitative information on fair value of instruments is given in note 20 in the accounts in this annual report.

      Currency transaction exposure risk

      Currency transaction exposure arises where sales and purchases are transacted by a business unit in a currency other than its own functional currency. The majority of the Group's businesses, however, sell to clients and pay suppliers in their local markets in their own functional currencies and therefore have limited transaction exposure. Where this is not the case, it is our policy to cover material transactions as soon as they are committed and to use forward currency contracts to do so. Quantitative information on currency exposure if given in note 20 in the accounts in this annual report.

      Funding and deposits

      The Group is currently net cash positive, with substantial cash balances. During the year, the major debt facility was repaid in full and cancelled on receipt of proceeds from our successful initial public offering. Outstanding borrowings comprise office equipment financed through finance and operating leases and specific loans from certain property owners advanced on commercial terms. Wherever possible, these borrowings are matched to the local currency of the borrower or, in the case of lease finance, to the life of the asset financed. During 2001 we will arrange sufficient bank credit facilities on normal commercial terms to provide further liquidity or capital for growth. Surplus funds are deposited in investment grade instruments that carry low credit risk and which are readily realisable in major currencies.

      Counter-party risk

      We actively manages our relationships with a panel of high-quality financial institutions. Cash assets, borrowings and other financial instruments are distributed against predetermined limits approved by the Board to control exposure to any particular institution.

    Interest rate risk

    Our current policy is to borrow and invest surplus funds on a floating rate basis. Group Treasury is, however, currently undertaking a review of policy in light of the increase in surplus funds resulting from the initial public offering and the potential arrangement of debt facilities in 2001. This will consider the appropriateness of fixing interest rates using forward rate or interest rate swap agreements. Quantitative information for interest rate risk is given in note 20 in the accounts of this report.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

USE OF PROCEEDS

     Pursuant to our Registration Statement on Form F-1 (File No. 333-12504), which was declared effective by the Securities and Exchange Commission on October 16, 2000, we and certain selling shareholders offered and sold 147,936,767 of our shares, nominal value 5p per share, and ADSs, each ADS representing five shares, at a public offering price of (pound) 2.60 per share and $18.79 per ADS. We received net proceeds of $353.1 million, after deducting the underwriting discount and actual offering expenses paid by us of $26.8 million. The global coordinator of this offering was Merrill Lynch International.

     From October 16, 2000 to March 31, 2001, we used net offering proceeds of $149.7 million for retiring our (pound) 100 million senior secured multicurrency revolving facility, the expansion of our network of business centers, funding a loan by us to the Regus Employee Trust, a minority equity investment in Host Regus and general corporate purposes. This use of proceeds was in line with the use of proceeds described in our Registration Statement.

                                    PART III

ITEM 18.   FINANCIAL STATEMENTS



REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and the Board of Directors of REGUS PLC.

We have audited the accompanying consolidated balance sheets of REGUS PLC and its subsidiaries (together, the Group), as of December 31, 2000 and 1999 and the related consolidated profit and loss account, statements of cash flows and total recognized gains and losses and reconciliation of movements in group shareholders' funds/(deficit) for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended December 31, 2000 and shareholders' funds as of December 31, 2000 and 1999, to the extent summarized in Note 27 to the consolidated financial statements.

/s/ KPMG Audit Plc

KPMG Audit Plc
London England

26 February 2001

Regus plc
Consolidated Profit & Loss Account

                                                                                  12 months        12 months to        12 months to
                                                                             to Dec 31 2000         Dec 31 1999         Dec 31 1998
                                                               Note           (pound) '000'       (pound) '000'       (pound) '000'

Turnover (including share of joint ventures)                    1                   429,200             200,610             111,619

Less: Share of turnover of joint ventures                       1                    (8,075)                 (9)                  0
                                                                      ----------------------     ---------------  ------------------
Turnover                                                                            421,125             200,601             111,619

Cost of sales (center costs)                                                       (320,832)           (183,487)            (97,226)
                                                                      ----------------------     ---------------  ------------------

Gross profit (centre contribution)                              1                   100,293              17,114              14,393
                                                                      ----------------------     ---------------  ------------------

Administration expenses before exceptional items                                    (86,859)            (60,054)            (29,561)

Exceptional items                                               3                    (9,501)             (5,125)                  -
                                                                      ----------------------     ---------------  ------------------

Administration expenses after exceptional items                                     (96,360)            (65,179)            (29,561)
                                                                      ----------------------     ---------------  ------------------
Group operating profit/(loss)                                                         3,933             (48,065)            (15,168)

Share of operating loss in joint ventures                                            (1,027)                (92)                  0
                                                                      ----------------------     ---------------  ------------------

Total operating profit/(loss): group and share of joint                               2,906             (48,157)            (15,168)
ventures

Net interest payable and other similar charges                  6                    (6,763)             (6,782)             (2,003)
                                                                      ----------------------     ---------------  ------------------

Loss on ordinary activities before tax                          2                    (3,857)            (54,939)            (17,171)

Tax on loss on ordinary activities                              7                    (9,926)             (1,524)               (850)
                                                                      ----------------------     ---------------  ------------------

Loss on ordinary activities after tax                                               (13,783)            (56,463)            (18,021)

Equity minority interests                                                               253                  17                  84
                                                                      ----------------------     ---------------  ------------------
Retained loss for the financial year                            18                  (13,530)            (56,446)            (17,937)
                                                                      ======================     ===============  ==================

Loss per ordinary share:                                        8
Basic (p)                                                                              (2.7)              (12.0)               (4.2)
Diluted (p)                                                                            (2.6)              (12.0)               (4.2)

Basic (p)*                                                                             (1.1)              (11.3)               (4.2)
Diluted (p)*                                                                           (1.1)              (11.3)               (4.2)

* before exceptional items

           See accompanying notes to consolidated financial statements
                  All results arose from continuing operations.

Regus PLC
Consolidated Balance Sheets

                                                                                    December 31         December 31 1999
                                                                     Notes         (pound) '000'           (pound) '000'

Fixed assets
Tangible assets                                                        9                193,453                  125,571
Investments
Investments in subsidiaries                                            10                     -                        -
Investment in own shares                                               10                47,021                        -
Interest in joint ventures:                                            10
                                                                               -----------------   ----------------------
                    Share of gross assets                                                13,601                    1,361
                    Share of gross liabilities                                           (9,461)                    (155)
                                                                               -----------------   ----------------------
                                                                                          4,140                    1,206

                                                                               -----------------   ----------------------
Total investments                                                                        51,161                    1,206

                                                                               -----------------   ----------------------
                                                                                        244,614                  126,777
                                                                               -----------------   ----------------------

Current assets
Stocks                                                                                      279                      244
Debtors                                                                11               129,677                   69,183
Cash at bank and in hand                                                                169,821                   72,100
                                                                               -----------------   ----------------------
                                                                                        299,777                  141,527

Creditors: amounts falling due within one year                         12              (317,883)                (189,860)
                                                                               -----------------   ----------------------

Net current (liabilities)/assets                                                        (18,106)                 (48,333)

Total assets less current liabilities                                                   226,508                   78,444
                                                                               -----------------   ----------------------

Creditors: amounts falling due after more than one year                13               (23,050)                (102,350)

Provisions for liabilities and charges                                 15                  (794)                        -
                                                                               -----------------   ----------------------

Net assets/(liabilities)                                                                202,664                  (23,906)
                                                                               =================   ======================

Capital and reserves
Called up Share capital                                                16                29,034                   24,061
Share premium account                                                  17               279,858                   46,283
Other reserves                                                         18                   615                      606
Profit and loss account                                                18              (106,417)                 (94,681)
                                                                               -----------------   ----------------------

Equity shareholders funds/(deficit)                                                     203,090                 (23,731)

Equity minority interests                                                                  (426)                   (175)
                                                                               -----------------   ----------------------
                                                                                        202,664                 (23,906)
                                                                               =================   ======================


          See accompanying notes to consolidated financial statements

Regus plc
Consolidated cash flow statements


                                                                              12 months to       12 Months to        12 Months to
                                                                               Dec 31 2000        Dec 31 1999         Dec 31 1998
                                                               Note            (pound) 000      (pound) '000'       (pound) '000'

Cash inflow from continuing operating activities
Net cash inflow before exceptional items                                           117,899             17,731              15,691
Outflow related to exceptional item                           19(a)                      -             (3,370)                   -
                                                                       --------------------  -----------------  ------------------
Net cash inflow from continuing operating activities          19(a)                117,899             14,361              15,691
                                                                       --------------------  -----------------  ------------------

Returns on investments and servicing of finance
Interest received                                                                    3,851              1,287               1,310
Interest paid                                                                       (7,993)            (3,575)             (1,429)
Interest paid on finance leases                                                     (2,861)            (2,943)             (1,884)
Debt arrangement fees paid                                                               -             (1,500)                  -
                                                                       --------------------  -----------------  ------------------
                                                                                    (7,003)            (6,731)             (2,003)
                                                                       --------------------  -----------------  ------------------
Taxation
Tax paid                                                                            (2,224)              (969)             (1,558)
                                                                       --------------------  -----------------  ------------------
                                                                                    (2,224)              (969)             (1,558)
                                                                       --------------------  -----------------  ------------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                                  (88,078)           (76,024)            (21,454)
Sale of tangible fixed assets                                                        1,506                311                 253
Purchase of own shares                                                             (42,500)                 -                   -
                                                                       --------------------  -----------------  ------------------
                                                                                  (129,072)           (75,713)            (21,201)
                                                                       --------------------  -----------------  ------------------

Acquisitions and disposals
Investment in joint ventures                                                        (3,789)            (1,296)                  -
                                                                       --------------------  -----------------  ------------------
                                                                                    (3,789)            (1,296)                  0
                                                                       --------------------  -----------------  ------------------

Cash outflow before management of liquid resources and financing                   (24,189)           (70,348)             (9,071)

Management of liquid resources                                19(b)                (78,712)           (16,519)            (29,356)

Financing                                                     19(b)                118,766             96,979              43,185
                                                                       --------------------  -----------------  ------------------
Increase in cash in the year                                19(c)&(d)               15,865             10,112               4,758
                                                                       ====================  =================  ==================


          See accompanying notes to consolidated financial statements

Regus plc
Consolidated statements of total recognized gains and losses
                                                                         12 months to          12 Months to         12 Months to
                                                                          Dec 31 2000           Dec 31 1999          Dec 31 1998
                                                                        (pound) '000'         (pound) '000'        (pound) '000'
Loss for the financial year                                                  (13,530)              (56,446)             (17,937)

Exchange differences                                                           2,675                (1,160)              (1,800)

Tax charge on exchange differences                                              (872)                    -                    -
                                                                    ------------------    ------------------    -----------------
Total recognized losses for the year                                         (11,727)              (57,606)             (19,737)
                                                                    ==================    ==================    =================


Reconciliation of movements in group shareholders' funds/(deficit)

                                                                         12 months to          12 Months to         12 Months to
                                                                          Dec 31 2000           Dec 31 1999          Dec 31 1998
                                                                        (pound) '000'         (pound) '000'        (pound) '000'
Loss for the financial year                                                  (13,530)              (56,446)             (17,937)

Net proceeds of ordinary shares issued                                       238,548                20,000               50,244

Exchange differences                                                           2,675                (1,160)              (1,800)

Tax charge on exchange differences                                              (872)                    -                    -

                                                                    ------------------    ------------------    -----------------
Net increase/(decrease) in shareholders' funds                                226,821              (37,606)               30,507

Shareholders' (deficit)/funds at January 1                                    (23,731)              13,875               (16,632)

                                                                    ------------------    ------------------    -----------------
Shareholders' funds/(deficit) at December 31                                  203,090              (23,731)               13,875
                                                                    ==================    ==================    =================


          See accompanying notes to consolidated financial statements

Regus Plc

Accounting Policies


1.       Description of business

         Regus plc (the "Company"), formerly Regus Business Centres plc, and its consolidated subsidiaries (the "Group") are engaged in the provision of fully serviced business centres offering clients a mix of workstations, conference rooms and related support services. The Group operates an international network of business centres and is divided into four geographic regions, UK & Ireland, Rest of Europe, Americas and Rest of World. Maxon Investments BV ("Maxon") is the ultimate parent company and M.L.J. Dixon, the Chief Executive of the Company, has an effective controlling interest in the equity shares of the Company via Maxon.

2.       Basis of preparation

         The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United Kingdom ("UK GAAP"), under the historical cost convention. These principles differ in certain significant respects from generally accepted accounting principles in the United States ("US GAAP"). Application of US GAAP would have affected shareholders' funds/(deficit) and results of operations at and for the years ended December 31, 1999 and 2000, to the extent summarised in note 27.

         The preparation of financial statements in conformity with UK GAAP and US GAAP requires management to make estimates and assumptions that reflect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses for an accounting period. Such estimates and assumptions could change in the future as more information becomes known or circumstances change, such that the Group's results may differ from the amounts reported and disclosed in the financial statements. The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the group's financial statements.

3.       Basis of consolidation

         The financial statements have been prepared using the merger accounting principles contained in FRS 6 Acquisitions and Mergers in relation to the Group reorganisation which comprised the addition on July 23, 1998 of a new Group holding company, Regus plc, above the previous one, Regus Business Centre BV. Under merger accounting, the results and cash flows of the two companies are combined as though the structure was in place from January 1, 1997. Profit and loss and balance sheet comparatives are shown on the combined basis and adjustments have been made where necessary to adopt accounting policies consistent with UK GAAP rather than Dutch GAAP as used by the previous holding company.

         The consolidated financial statements incorporate the financial statements of the Company and all its subsidiary undertakings which are more than 50% owned subsidiaries. Subsidiary undertakings not more than 50% owned, including 50% owned joint ventures, are accounted for under the gross equity method and included in interest in joint ventures. All significant inter-company accounts and transactions have been eliminated on consolidation.

4.       Transactions in foreign currencies

         Assets and liabilities of foreign subsidiaries and related hedging instruments are translated into sterling at the closing exchange rate prevailing at the balance sheet date. Results of overseas undertakings are translated into sterling at the average rates of exchange for the relevant period. Differences arising from the re-translation of the results of overseas undertakings are dealt with through reserves.

         Transactions in foreign currency are recorded using the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange prevailing at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

Regus plc

5.       Tangible fixed assets and depreciation

         Depreciation is provided on a straight-line basis at rates calculated to write off the cost of fixed assets over their estimated useful lives at the following rates:

         Furniture                          - 5 years
         Fixtures and fittings              - shorter of the lease term, the
                                              first break point of the
                                              building lease or 10 years
         Telephones and office equipment    - 5 years
         Computer hardware                  - 3 years
         Computer software                  - 2 years
         Cars                               - 4 years

6.       Fixed asset investments

         Fixed asset investments are generally accounted for at the lower of cost and recoverable amount. Investments designated as hedging instruments are carried at market value, any gains or losses being recognised consistently with the item being hedged.

7.       Stocks

         Stocks are stated at the lower of cost and net realisable value. Stocks relate to items purchased for resale to customers and to items intended for distribution within the business such as office supplies and marketing materials. Provision is made for any deterioration in net realisable value as a result of obsolescence or damage.

8.       Deferred taxation

         Provision under the liability method is made for deferred taxation at the current rate of corporation tax on all timing differences, to the extent that they are expected to crystallise.

9.       Refurbishment

         The terms of most building leases require Regus to make good dilapidation or other damage occurring during the rental period. Due to the nature of the business, centres are maintained to a high standard. Accruals for dilapidations are only made when it is known that a dilapidation has occurred.

10.      Turnover

         Turnover represents the value of services provided to third parties in the year and is exclusive of VAT and similar taxes.

         Centre income is invoiced monthly in advance and is deferred until the month in which the services are provided.

         Income for other services supplied to clients utilising centres is charged and recognised in the month in which the related services are provided.

11.      Cost of sales

         Cost of sales consists of costs from the individual business centres, including property lease costs, employee costs and start-up costs.

12.      Start-up costs

         Start-up costs (including formation costs, costs related to finding property and any other centre opening costs) are charged to the profit and loss account as they are incurred.

13.      Pensions

         The Group operates defined contribution schemes. Contributions are charged to the profit and loss account on an accruals basis.

Regus plc

14.      Leases

a)       Finance leases

         Where the Group enters into a lease for furniture, fittings, equipment or cars which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. This also includes occasions where the Group takes interest bearing extended credit from suppliers and certain loans from landlords.

         Under all such lease arrangements the asset is recorded in the balance sheet as a tangible asset and is depreciated over the shorter of the lease term and its estimated useful life in accordance with the policy described above. Future instalments under such leases, net of finance charges, are included in creditors.

         Lease payments are apportioned between the finance element, which is charged to the profit and loss account on a sum of the digits basis or a post-tax actuarial basis, and the capital element, which reduces the outstanding obligation for future instalments.

         b)       Building leases

         Building leases are all accounted for as operating leases because substantially all the risks and rewards of ownership remain with the lessor.

         The rental on certain leases is wholly or partly conditional on the profitability of the centre and therefore the risk to the business, in terms of rent, is reduced. Once all outstanding rent has been paid, landlords receive a share of the profits of the centre.

         For leases which are wholly or partly conditional on the profitability of the centre, an estimate is made of the likely rent payable based on profitability in respect of the period up to the date of the first market rent review or first break point in the lease, whichever is sooner, and this is spread on a straight line basis over that period. Any subsequent changes in estimates are spread over the remaining period to the date of the first market rent review or first break point in the lease, whichever is sooner. Amounts payable in respect of profit shares are accrued once a sufficient net surplus has been made which would result in a profit share being paid.

         Any incentives or rent free periods on conventional leases and the conventional element of leases, which are partly conventional and partly conditional on profitability are spread on a straight line basis over the period to the date of the first market rent review or first break point in the lease, whichever is sooner, so that the amounts charged to the profit and loss account are the same each year over that period.

15.      Financial instruments

         The Group uses various derivative financial instruments to hedge its exposures to fluctuations in foreign exchange risks. These include forward currency contracts and currency options.

         The accounting method used for derivative financial instruments is determined by whether or not the instrument is designated as a hedge of an existing exposure and, if so by the accounting method used for the item being hedged.

         The Group considers its derivative financial instruments to be hedges when certain criteria are met.

         Forward currency contracts
         The Group's criteria to qualify for hedge accounting are:

         o The instrument must be related to a foreign currency asset or liability
         o     It involve the same currency as the hedged item
         o It must reduce the risk of foreign currency exchange movements on the Group's operations;

         The group has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instruments. The group does not enter into financial instruments for trading or speculative purposes.

Regus plc

         Forward currency contracts are marked to market at the period end, with the resulting exchange gains or losses taken to administration expenses in the profit and loss account, except where the hedged item's exchange

         Difference is reflected in reserves (such as quasi equity loans). In this situation the gain or loss is taken to reserves. The gains or losses on the forward contracts are recognised when the gains or losses on the underlying hedged transactions are recognised. The net resulting unrealised asset or liability is reflected in debtors or creditors as appropriate.

         Premiums or discounts on derivative financial instruments that hedge an existing exposure are charged or credited to interest income or cost over the life of the instrument, the related asset or liability is classified as an accrual or prepayment.

         Derivative financial instruments that are not designated as hedges are marked to market using period end market rates and gains or losses are taken to the profit and loss account.

         Gains or losses arising on hedging instruments which are cancelled due to the termination of the underlying exposure are taken to administration expenses immediately.

         Currency options
         Under hedge accounting for currency options, the Group defers the instruments impact on profit until it fully recognises the underlying hedged item in the profit and loss account.

         Option costs are charged to the interest cost over the life of the option contract, the related asset is classified as prepayments.

         At maturity, any realised gain on the option is recognised in the profit and loss account in administration expenses.

Regus plc
Notes to the financial statements for the year ended December 31, 2000

1   Segmental reporting

The following tables set out the Group's segmental analysis by geographic region and by established and new centres. Established centres are those that have been open for a period of at least eighteen months as at the end of the relevant period and new centres are those that have been open for less than eighteen months as at the end of the relevant period.

                                       Turnover                                  Gross profit/(loss) (center contribution)
                       12 months to    12 months to       12 months to       12 months to          12 months to        12 months to
                        December 31     December 31        December 31        December 31           December 31         December 31
                               2000            1999               1998               2000                  1999                1998
                      (pound) '000'   (pound) '000'      (pound) '000'      (pound) '000'         (pound) '000'        (pound) '000'
Geographical analysis

United Kingdom &            188,862          102,856            61,192             59,619                20,169              12,922
Ireland
Rest of Europe              118,933           73,739            45,307             29,214                10,830               3,680
Americas                     94,296           15,646             2,595             13,850                (6,012)             (1,840)
Rest of World                27,109            8,369             2,525             (2,390)               (7,873)               (369)
                     --------------- ----------------  ----------------  -----------------   -------------------   -----------------
                            429,200          200,610           111,619            100,293                17,114              14,393
                     =============== ================  ================  =================   ===================   =================

Total Group                 421,125          200,601           111,619
Total joint ventures          8,075                9                 -
                     =============== ================  ================

Established centers         293,555          134,016            71,422             92,329                41,673              22,966
New centers                 127,570           66,585            40,197              7,964               (24,559)             (8,573)
                     --------------- ----------------  ----------------  -----------------   -------------------   -----------------
Total                       421,125          200,601           111,619            100,293                17,114              14,393
                     =============== ================  ================  =================   ===================   =================


                                  Operating profit/(loss)                              Net assets/(liabilities)
                       12 months to     12 months to       12 months to               As at                As at
                        Dec 31 2000      Dec 31 1999        Dec 31 1998         Dec 31 2000          Dec 31 1999
                      (pound) '000'    (pound) '000'      (pound) '000'        (pound) '000        (pound) '000'
Geographical analysis

United Kingdom & Ireland     36,763            4,830                (49)             21,304               (5,952)
Rest of Europe                3,783          (10,527)           (11,165)            (28,972)             (27,073)
Americas                    (14,646)         (19,812)            (3,187)               (308)             (15,189)
Rest of World               (11,609)         (15,742)            (2,154)            (29,294)             (17,791)
Other                        (1,884)          (1,781)             1,387             249,435               47,224
Exceptional Item             (9,501)          (5,125)                 -              (9,501)              (5,125)
                     --------------- ----------------  -----------------    ----------------      ---------------
                              2,906          (48,157)           (15,168)            202,664              (23,906)
                     =============== ================  =================    ================      ===============

Total Group                   3,933          (48,065)           (15,168)            198,524              (25,112)
Total joint ventures         (1,027)             (92)                 -               4,140                1,206
                     =============== ================  =================    ================      ===============

There is no difference between segmental information on an origin basis and on a destination basis. The directors are of the opinion that the whole of the turnover is derived from the same class of business.

Regus plc
Notes to the financial statements

2       Loss on ordinary activities before tax

                                                                 12 months to            12 months to          12 months to
                                                             December 31 2000        December 31 1999      December 31 1998
                                                                (pound) '000'           (pound) '000'         (pound) '000'
        Loss before tax is stated after charging:

        Depreciation of tangible fixed assets:
         - owned assets                                                27,671                  12,459                 4,614
         - assets under finance leases                                 12,875                   7,602                 4,781
        Loss on sale of fixed assets                                    1,520                      15                    14
        Operating leases:
         - property                                                   136,969                  71,805                33,451
         - equipment                                                    6,033                   5,466                 3,214
        Audit fees:
         - group                                                          546                     375                   304
        Non audit fees paid to KPMG:
         - UK companies                                                   204                      76                    46
         - group                                                          546                     306                   168
         - exceptional (note 3)                                             -                     900                     -
        Other exceptional items (note 3)                                9,501                   4,225                     -

        In addition to the fees above, audit fees of (pound) 240,000 and non-audit fees of (pound) 786,000 paid to KPMG were offset against the share premium account.

3       Exceptional item

        The exceptional pre-tax charge of (pound) 9,501,000 in 2000 related to the costs associated with the write down of the Reward share options exercise price from (pound) 1.455 to (pound) 0.05. The exceptional pre-tax charge of (pound) 5,125,000 in 1999 related principally to costs associated with the raising of loan finance and the postponed flotation work during 1999.

4       Loss of holding company

        Of the loss attributable to shareholders, a loss of (pound) 11,922,000 (December 1999: loss of (pound) 11,730,000) is dealt with in the accounts of Regus plc.

Regus plc

5      Employees and directors

                                                           12 months to               12 months to               12 months to
                                                       December 31 2000           December 31 1999           December 31 1998
                                                          (pound) '000'              (pound) '000'              (pound) '000'
       Staff costs for the Group during the year
       Wages and salaries                                        61,648                     42,126                     21,650
       Social security costs
       Other pension costs                                        7,851                      5,465                      2,995
                                                                    260                        300                         60
                                                    --------------------   ------------------------  -------------------------
                                                                 69,759                     47,891                     24,705
                                                    ====================   ========================  =========================

       The Group contributes to the personal pension schemes of a small number of employees. The amount which is included within creditors is (pound) 44,000 (Dec 99: (pound) 12,000, Dec 98: nil). Included within the above staff costs in December 1999 are (pound) 900,000 of exceptional costs in relation to the postponed flotation work (see note 3).

                                                           12 months to               12 months to               12 months to
                                                       December 31 2000           December 31 1999           December 31 1998
                                                                 Number                     Number                     Number
       Average number of people (including executive directors)
       employed during the year
       Center staff                                               1,525                        949                        624
       Sales staff                                                  284                        285                        159
       Finance staff                                                135                        111                         66
       Other staff                                                  157                        147                         74
                                                    --------------------   ------------------------  -------------------------
                                                                  2,101                      1,492                        923
                                                    ====================   ========================  =========================

                                                           12 months to               12 months to               12 months to
                                                       December 31 2000           December 31 1999           December 31 1998
                                                          (pound) '000'              (pound) '000'              (pound) '000'
       Directors
       Aggregate emoluments                                         988                        787                        688
                                                    ====================   ========================  =========================

       Compensation for loss of office                                -                         36                          -
                                                    ====================   ========================  =========================

       Company pension payments to money purchase                    48                         65                          -
       scheme
                                                    ====================   ========================  =========================

       Highest paid director
       Aggregate emoluments                                         448                        385                        411
                                                    ====================   ========================  =========================

       Company pension payments to money                             28                         56                          -
       purchase scheme                              ====================   ========================  =========================

       Retirement benefits are accruing to three directors under a money purchase scheme. One director (Dec 99: one director) received share options under the long term incentive scheme. More detailed information on directors emoluments is provided in the report of the Remuneration Committee.

6      Net interest payable and other similar charges

                                                           12 months to                12 months to               12 months to
                                                       December 31 2000            December 31 1999           December 31 1998
                                                          (pound) '000'               (pound) '000'              (pound) '000'
       Interest payable on overdrafts and loans                   7,759                      7,495                      1,429
       Interest payable on finance leases                         2,867                      2,965                      1,884
                                                    --------------------   ------------------------  -------------------------
                                                                 10,626                     10,460                      3,313
       Interest income                                           (3,863)                    (3,678)                    (1,310)
                                                    --------------------   ------------------------  -------------------------
       Net interest payable and other similar                     6,763                      6,782                      2,003
       charges                                      ====================   ========================  =========================

7      Taxation

                                                           12 months to               12 months to               12 months to
                                                       December 31 2000           December 31 1999           December 31 1998
                                                           (pound) '000'             (pound) '000'              (pound) '000'
       United Kingdom
       Corporation tax at 30% (Dec 1999: 30%, Dec                 4,402                          -                        301
       1998: 31%)
       Deferred tax                                                 794                          -                          -
       Under provision in respect of prior periods                    -                        180                        141
                                                    --------------------   ------------------------  -------------------------
                                                                  5,196                        180                        442

       Overseas
       Corporation taxes                                          4,752                      1,322                        382
       (Over)/under provision in respect of                         (22)                       124                          -
       prior periods
       Deferred tax                                                   -                       (102)                        26
                                                    --------------------   ------------------------  -------------------------
                                                                  9,926                      1,524                        850
                                                    ====================   ========================  =========================

       Approximate gross tax losses to carry
       forward against certain future UK
       corporation tax liabilities                                    -                      5,855                      1,398
                                                     ===================   ========================  =========================

       Approximate gross tax losses to carry
       forward against certain
       future overseas corporation tax liabilities               76,910                     57,718                     17,205
                                                    ====================   ========================  =========================

        No deferred tax has been provided on the unremitted accumulated reserves of the subsidiary undertakings as accumulated reserves of subsidiary undertakings are retained to finance their business.

        At December 31, 2000, the total unremitted accumulated reserves of the subsidiary undertakings were(pound) 2,047,000 (Dec 1999: (pound) 2,369,000)

        The tax losses above have the following expiration dates:

                                                  As at                As at
                                            Dec 31 2000          Dec 31 1999
                                          (pound) '000'         (pound) '000'

             2000                                     -                  860
             2001                                   196                  915
             2002                                   757                1,497
             2003                                 2,592                3,489
             2004                                15,885               10,010
             2005                                 7,574                  273
             2006                                   397                  298
             2007 and later                      27,647               16,547
                                        ----------------  -------------------
                                                 55,048               33,889
             Available indefinitely              21,862               29,684
                                        ----------------  -------------------
                                                 76,910               63,573
                                        ================  ===================

        A reconciliation of the actual tax charge resulting from applying the UK statutory rate to the loss before tax is as follows.

                                                                  12 months to          12 months to          12 months to
                                                              December 31 2000      December 31 1999      December 31 1998
                                                                 (pound) '000'         (pound) '000'         (pound) '000'
        UK statutory rate applied to result for                        (1,157)              (16,502)               (5,151)
        year
        Adjusted for:
        Permanent differences:
             Professional fees associated with
             postponed
             Flotation and costs of obtaining loan                           -                2,010                     -
             finance
             Other permanent differences                                  451                   217                   643
        Difference in taxation rates                                   (1,721)               (1,732)                 (943)
        Tax losses utilized                                             1,133)                 (795)                 (103)
        Deferred tax asset not booked in respect of:
             Tax losses carried forward                                 6,907                16,211                 3,774
             Start up costs and other reserves                          6,717                 1,905                 2,528
        Adjustment in respect of prior periods                            (22)                  304                   141
        Other items                                                      (116)                  (94)                  (39)
                                                         ---------------------  --------------------  --------------------
        Actual tax charge                                               9,926                 1,524                   850
                                                         =====================  ====================  ====================

Regus plc

8       Loss per Share

        Loss per share has been calculated by dividing the retained loss for the financial year by the weighted average number of ordinary shares in issue excluding those held under the employee share trust. The loss per share before exceptional items has been calculated by adjusting the loss for the years ended December 31, 2000 and 1999 by the exceptional items of (pound) 9.5 million and (pound) 5.1 million and the tax thereon of (pound) 1.5 million and (pound) 1.5 million respectively. There were no adjustments to the retained profit/ (loss) for the year for the diluted earnings per share computations. The basic weighted number of ordinary shares has been adjusted by 13,829,065 (1999: nil) shares, relating to share options, to arrive at the diluted number of ordinary shares. The 2000 and 1999 diluted shares were not included in the computation of diluted earnings per share due to losses in 2000 and 1999, resulting in options being antidilutive. The following summarizes the calculation of loss per share for the years ended December 31, 1999 and 2000:

                                                                                 12 months to        12 months to      12 months to
                                                                                  Dec 31 2000         Dec 31 1999       Dec 31 1998
        Retained profit/(loss) for the year              ((pound) '000)             (13,530)            (56,446)          (17,937)
                                                                           -----------------   -----------------  ----------------

        Retained profit/(loss) for the year before       ((pound) '000)              (5,529)            (52,821)          (17,937)
        exceptional items                                                  -----------------   -----------------  ----------------

        Weighted average ordinary shares in issue     - basic ('000's)              497,889             469,486           427,729
                                                                           -----------------   -----------------  ----------------

                                                    - diluted  ('000')              511,718             469,486           427,729
                                                                           -----------------   -----------------  ----------------

        Loss per ordinary share                       - basic        p                 (2.7)              (12.0)             (4.2)
                                                                           =================   =================  ================

                                                    - diluted        p                 (2.6)              (12.0)             (4.2)
                                                                           =================   =================  ================

        Loss per ordinary share before exceptional items             p                 (1.1)              (11.3)             (4.2)
                                                        - basic            =================   =================  ================

                                                      - diluted      p                 (1.1)              (11.3)             (4.2)
                                                                           =================   =================  ================

Regus plc

9        Tangible fixed assets

                                                            Furniture &
                                                              fittings            Computers      Motor vehicles            Total
                                                           (pound) '000'        (pound) '000'     (pound) '000'        (pound) '000'
         Cost
         At January 1, 1999                                     67,595                4,653                499              72,747
         Exchange differences                                   (2,828)                (227)               (12)             (3,067)
         Additions                                              85,460                7,568                225              93,253
         Reclassifications                                       1,244               (1,226)               (18)                  0
         Disposals                                                (804)                (175)              (116)             (1,095)
                                                      ------------------   ------------------    ---------------    ----------------
         At December 31, 1999                                  150,667               10,593                578             161,838
                                                      ------------------   ------------------    ---------------    ----------------

         Aggregate depreciation
         At January 1, 1999                                     16,404                1,374                227              18,005
         Exchange differences                                     (943)                 (81)                (6)             (1,030)
         Charge for the period                                  17,967                1,965                129              20,061
         Disposals                                                (507)                (165)               (97)               (769)
                                                      ------------------   ------------------    ---------------    ----------------
         At December 31, 1999                                   32,921                3,093                253              36,267
                                                      ------------------   ------------------    ---------------    ----------------

         Net book value at December 31, 1999                   117,746                7,500                325             125,571
                                                      ==================   ==================    ===============    ================

         Cost
         At January 1, 2000                                    150,667               10,593                578             161,838
         Exchange differences                                       96                  187                  2                 285
         Additions                                              99,549               12,002                101             111,652
         Disposals                                              (5,619)              (1,285)              (259)             (7,163)
                                                      ------------------   ------------------    ---------------    ----------------
         At December 31, 2000                                  244,693               21,497                422             266,612
                                                      ------------------   ------------------    ---------------    ----------------

         Aggregate depreciation
         At January 1, 2000                                     32,921                3,093                253              36,267
         Exchange differences                                      280                   70                 (2)                348
         Charge for the period                                  34,759                5,664                123              40,546
         Disposals                                              (2,688)              (1,137)              (177)             (4,002)
                                                      ------------------   ------------------    ---------------    ----------------
         At December 31, 2000                                   65,272                7,690                197              73,159
                                                      ------------------   ------------------    ---------------    ----------------

         Net book value at December 31, 2000                   179,421               13,807                225             193,453
                                                      ==================   ==================    ===============    ================

         The net book value of tangible fixed assets includes an amounts in respect of fixed assets held under finance leases as follows:

                                                           Dec 31 2000           Dec 31 1999
                                                          (pound) '000          (pound) '000
         Cost                                                   74,570                51,675
         Depreciation                                          (28,078)              (15,900)
                                                      -----------------     -----------------

         Net book value                                         46,492                35,775
                                                      =================     =================

10       Investments

                                                         Investment in           Interest in                Total
                                                            own shares        joint ventures
                                                          (pound) '000           (pound) '000        (pound) '000
         At January 1, 1999                                          -                     -                    -
         Exchange differences                                        -                     2                    2
         Additions                                                   -                 1,296                1,296
         Revaluation                                                 -                     -                    -
         Share of losses retained                                    -                   (92)                 (92)
                                                      -----------------     -----------------      ---------------
         At January 1, 2000                                          -                 1,206                1,206
         Exchange differences                                        -                   170                  170
         Additions                                              45,200                 3,791               48,991
         Revaluation                                             1,821                     -                1,821
         Share of losses retained                                    -                (1,027)              (1,027)
                                                      -----------------     -----------------      ---------------
         At December 31, 2000                                   47,021                 4,140               51,161
                                                      =================     =================      ===============

The nominal value of the group's investment in own shares is (pound) 906,534.
Note 21 provides details of investments in own shares.

Details of investments in subsidiary companies are given in note 29.

Regus plc

11       Debtors

         Amounts falling due within one year

                                                                                    Dec 31 2000           Dec 31 1999
                                                                                   (pound) '000          (pound) '000
         Trade debtors                                                                   60,990                31,153
         Amounts owed by Group undertakings                                                   -                     -
         Amounts owed by participating interest                                           1,862                     -
         Other debtors                                                                   29,940                14,951
         Prepayments and accrued income                                                  26,364                16,121
         VAT recoverable                                                                 10,521                 6,958
                                                                             -------------------   -------------------
                                                                                        129,677                69,183
                                                                             -------------------   -------------------

         Amounts falling due after one year

                                                                                    Dec 31 2000           Dec 31 1999
                                                                                  (pound) '000'          (pound) '000
         Amounts owed by Group undertakings                                                   -                     -
                                                                             -------------------   -------------------
                                                                                              -                     -
                                                                             -------------------   -------------------

         Total debtors                                                                  129,677                69,183
                                                                             ===================   ===================

         As at December 31, 2000 the provision for bad and doubtful debts was (pound) 1,701,000 (1999: (pound) 1,047,000). An allowance for bad and doubtful debts is recorded at the end of each period based upon the expected collectability of all trade receivables.
         Analysis of the bad and doubtful debt provision is as follows:

                                                                                    Dec 31 2000           Dec 31 1999
                                                                                   (pound) '000          (pound) '000
         Opening balance                                                                 1,047                   732
         Additional charges to profit and loss account                                     842                   439
         Provision utilisation                                                            (190)                  (79)
         Exchange difference                                                                 2                   (45)
                                                                               ----------------      ----------------
         Closing balance                                                                 1,701                 1,047
                                                                               ================      ================

Regus plc

12        Creditors - Amounts falling due within one year

                                                      Dec 31 2000           Dec 31 1999
                                                     (pound) '000'         pound) '000'
          Bank loans and overdrafts                         5,750                26,154
          Other loans                                         807                   122
          Obligations under finance leases                 10,614                 9,314
          Amounts owed to group undertakings                    -                     -
          Trade creditors                                  31,207                19,928
          Customer deposits                                80,024                37,674
          Other tax and social security                    16,128                 9,043
          Corporation tax                                   9,849                 1,877
          Deferred income                                  43,541                23,551
          Deferred landlord contributions                   3,173                 4,529
          Rent accruals                                    56,307                34,145
          Other accruals                                   58,392                21,440
          Other creditors                                   2,091                 2,083
                                                ------------------      ----------------
                                                          317,883               189,860
                                                ==================      ================

          As at December 31, 2000 other accruals included property taxes
          (pound) 4,495,000 (December 1999: (pound) 2,644,000) telephone call cost accruals (pound) 1,435,000 (December 1999: (pound) 1,128,000) marketing and advertising (pound) 3,378,000 (December 1999: (pound) 1,384,000), commissions and bonuses (pound) 5,976,000 (December 1999:
          (pound)  1,357,000), holiday pay (pound)  1,120,000 (December 1999:
          (pound) 722,000), legal and audit fees (pound) 1,440,000 (December 1999: (pound) 637,000), other accruals (pound) 27,397,000 (December 1999: (pound) 13,568,000) and share option cost accruals (pound) 13,151,000 (December 1999: (pound) nil).

13        Creditors - Amounts falling due after more than one year

                                                      Dec 31 2000           Dec 31 1999
                                                    (pound) '000'         (pound) '000'

          Bank loans                                           12                80,804
          Other loans                                       1,475                 1,934
          Obligations under finance leases                 21,150                13,674
          Amounts owed to group undertakings                    -                     -
          Accruals and deferred income                        361                 5,855
          Other creditors                                      52                    83
                                                ------------------      ----------------
                                                           23,050               102,350
                                                ==================      ================

          Certain bank loans are secured on the assets of the applicable subsidiaries and bear interest at local commercial rates. All other creditors are unsecured and non-interest bearing. Deferred tax has been provided to the extent that the directors believe on the basis of reasonable assumptions that it is probable that the liability will crystallize in the foreseeable future.

          As at December 31, 2000 the Group had (pound) 13,748,000 (December 1999: (pound) 3,011,000) of other available credit facilities, none of which (December 1999: (pound) 846,000) was drawn, that bear interest at various commercial rates with maturities through December 2004.

14        Maturity of debt

          The maturity profile of the carrying amount of the Group's financial liabilities as at December 31, was as follows:

                                       Bank loans         Other loans     Finance leases   Dec 31 2000
                                     & overdrafts                                                Total
                                     (pound) '000'      (pound) '000'     (pound)  '000'  (pound) '000
          Within 1 year                     5,750               807            10,614           17,171
          Between 1 and 2 years                 4               285            10,224           10,513
          Between 2 and 5 years                 8               678            10,685           11,371
          In 5 years or more                    -               512               241              753
                                     -------------     -------------  ---------------------------------
                                            5,762             2,282            31,764           39,808
                                     =============     =============  =================================

                                       Bank loans       Other loans    Finance leases      Dec 31 1999
                                     & overdrafts                                                Total
                                    (pound) '000'     (pound) '000'    (pound)  '000'     (pound) '000

          Within 1 year                    26,154               122             9,314           35,590
          Between 1 and 2 years            80,783             1,361             7,216           89,360
          Between 2 and 5 years                21               547             6,436            7,004
          In 5 years or more                    -                26                22               48
                                     -------------     -------------  ---------------------------------
                                          106,958             2,056            22,988          132,002
                                     =============     =============  =================================

Regus plc

          The following provides additional disclosure for bank loans and overdrafts and other loans:

                                                                     Dec 31 2000           Dec 31 1999
                                                                   (pound) '000'         (pound) '000'
          Within 1 year                                                    6,557                26,276
          Between 1 and 2 years                                              289                82,144
          Between 2 and 3 years                                              249                   343
          Between 3 and 4 years                                              238                    88
          Between 4 and 5 years                                              199                   137
          After 5 years                                                      512                    26
                                                                -----------------      ----------------
                                                                           8,044               109,014
                                                                =================      ================

          The following provides additional finance lease disclosure including the interest components of future minimum lease payments:

                                                                     Dec 31 2000           Dec 31 1999
                                                                   (pound) '000'         (pound) '000'
          Within 1 year                                                   11,966                10,984
          Between 1 and 2 years                                           11,967                 7,901
          Between 2 and 3 years                                            7,862                 4,726
          Between 3 and 4 years                                            1,970                 2,358
          Between 4 and 5 years                                            1,379                   209
          After 5 years                                                    1,118                    23
                                                                -----------------      ----------------
          Total commitment                                                36,262                26,201
          Less amounts representing interest                              (4,498)               (3,213)
                                                                -----------------      ----------------
          Present value of future minimum lease payments                  31,764                22,988

          Within 1 year                                                   10,614                 9,314
                                                                -----------------      ----------------
          After 1 year                                                    21,150                13,674
                                                                =================      ================

Regus plc

15       Provisions for liabilities and charges

                                                                                              Deferred tax
                                                                                                      2000
                                                                                            (pound)  '000'
         At January 1                                                                                    -

         Provided in year                                                                              794
                                                                                           ----------------
         At December 31,                                                                               794
                                                                                           ================

         There is no unprovided deferred tax

16       Share capital

                                                                                               Dec 31 2000          Dec 31 1999
                                                                                             (pound) '000'        (pound) '000'
         Authorized
         659,999,615 New A Ordinary shares of 5p each                                                    -               33,000
         140,000,385 New B Ordinary shares of 5p each                                                    -                7,000
         800,000,000 Ordinary shares of 5p each                                                     40,000                    -
                                                                                           ----------------    -----------------
                                                                                                    40,000               40,000
                                                                                           ================    =================
         Allotted and fully paid
         385,665,000 New A Ordinary shares of 5p each                                                    -               19,283
         95,557,208 New B Ordinary shares of 5p each                                                     -                4,778
         580,676,185 Ordinary shares of 5p each                                                     29,034                    -
                                                                                           ----------------    -----------------
                                                                                                    29,034               24,061
                                                                                           ================    =================

         In March 2000 1,855,670 new A ordinary shares of 5 pence each were allotted for a total consideration of (pound) 2,700,000.

         In October 2000, 97,598,307 ordinary shares of 5 pence each were issued in an Initial Public Offering for a total consideration of (pound) 253,756,000. At the same time, the new A & B ordinary shares of 5 pence each were re-classified as ordinary shares of 5 pence each.

17       Share premium account (non distributable)

                                                                                              Dec 31 2000          Dec 31 1999
                                                                                            (pound) '000'        (pound) '000'
         At January 1                                                                               46,283               50,227

         Premium on issue of shares during period                                                  251,483               19,313

         Bonus issue during the year                                                                     -              (23,257)

         Issue costs                                                                               (17,908)                   -
                                                                                           ----------------    -----------------
         At December 31,                                                                           279,858               46,283
                                                                                           ================    =================

Regus plc

18           Reserves

                                                                                  Profit and Loss         Other (non
                                                                                                      distributable)
                                                                                    (pound) '000'      (pound) '000'
             At January 1, 1999                                                          (37,075)                606

             Retained loss for the period                                                (56,446)                  -
             Exchange differences                                                         (1,160)                  -
                                                                                 ----------------- ------------------

             At January 1, 2000                                                          (94,681)                606

             Retained loss for the period                                                (13,530)                  -
             Transfer to capital reserve                                                      (9)                  9
             Exchange differences                                                          2,675                   -
             Tax on exchange differences                                                    (872)                  -
                                                                                 ----------------- ------------------
             At December 31, 2000                                                       (106,417)                615
                                                                                 ================= ==================

19           Cash flow statement

            (a) Reconciliation of operating profit to net cash inflow from operating activities

                                                                               12 months to       12 months to           12 months
                                                                                Dec 31 2000        Dec 31 1999      to Dec 31 1998
                                                                              (pound) '000'      (pound)  000'       (pound) '000'
             Continuing operating activities
             Operating profit/(loss)                                                  3,933            (48,065)            (15,168)
             Depreciation charge                                                     40,546             20,061               9,395
             Loss on disposal of fixed assets                                         1,520                 15                  14
             (Increase)/decrease in stocks                                              (33)                22                (140)
             Increase in debtors                                                    (58,228)           (32,573)            (25,316)
             Increase in creditors                                                  130,161             74,901              46,906
                                                                           ----------------- ------------------  ------------------
             Net cash inflow from continuing operating activities                   117,899             14,361              15,691
                                                                           ================= ==================  ==================

             The cash inflow for December 1999 includes a (pound) 3,370,000 outflow relating to the exceptional item charged during the year (see note 3).

             (b) Financing and management of liquid resources

                                                                               12 months to       12 months to           12 months
                                                                                Dec 31 2000        Dec 31 1999      to Dec 31 1998
                                                                              (pound) '000'      (pound) '000'       (pound) '000'
             Management of liquid resources

             New cash deposits                                                     (95,897)          (105,536)            (57,432)
             Repayment of cash deposits                                             17,185             89,017              28,076
                                                                           ----------------- ------------------  ------------------
                                                                                   (78,712)           (16,519)            (29,356)
                                                                           ================= ==================  ==================

             Financing
             New loans                                                              13,945            105,073               5,581
             Repayment of loans                                                   (116,325)           (12,298)             (2,027)
             Payment of principal under finance leases                             (14,702)           (15,796)            (10,613)
             Issue of equity shares                                                253,756             20,000              50,244
             Issue costs                                                           (17,908)                 -                   -
                                                                           ----------------- ------------------  ------------------
                                                                                   118,766             96,979              43,185
                                                                           ================= ==================  ==================

Regus plc

         (c) Reconciliation of net cash flow to movement in net funds/(borrowings)

                                                                                12 months to        12 months to       12 months to
                                                                                 Dec 31 2000         Dec 31 1999        Dec 31 1998
                                                                               (pound) '000'       (pound) '000'      (pound) '000'
         Increase in cash in the period                                               15,865              10,112              4,758
         Cash (inflow) / outflow from change in borrowings and                       117,082             (76,979)             7,059
         finance leases
         Cash (inflow) / outflow from increase in liquid                              78,712              16,519             29,356
         resources
                                                                            -----------------  ------------------  -----------------
         Change in net funds / borrowings resulting from cash flows                  211,659             (50,348)            41,173

         Other non-cash items:
         New finance leases                                                          (23,574)            (17,234)           (19,272)
         Translation difference                                                        1,830              (1,280)              (559)
                                                                            -----------------  ------------------  -----------------
         Movement in net funds / borrowings in the period                            189,915             (68,862)            21,342

         Net (borrowings)/funds at January 1                                         (59,902)              8,960            (12,382)
                                                                            -----------------  ------------------  -----------------
         Net funds/(borrowings) December 31,                                         130,013             (59,902)             8,960
                                                                            =================  ==================  =================

         (d) Analysis of changes in net funds/(borrowings) in the period

                                               At Jan 1 2000      Cashflow       Other non-cash         Exchange    At Dec 31 2000
                                                                                        changes        movements
                                               (pound) '000' (pound) '000'        (pound) '000'    (pound) '000'     (pound) '000'
         Cash at bank and in hand                     16,426         8,030                6,583              393            31,432
         Overdrafts                                   (1,923)        7,835               (7,229)             114            (1,203)
                                             ----------------  ------------     ----------------  ---------------  ----------------
                                                      14,503        15,865                 (646)             507            30,229

         Debt due after 1 year                       (82,738)      (10,076)              91,387              (60)           (1,487)
         Debt due within 1 year                      (24,353)      112,456              (93,852)             395            (5,354)
         Finance leases due after 1 year             (13,674)        6,534              (14,000)             (10)          (21,150)
         Finance leases due within 1 year             (9,314)        8,168               (9,377)             (91)          (10,614)
                                             ----------------  ------------     ----------------  ---------------  ----------------
                                                    (130,079)      117,082              (25,842)             234           (38,605)
         Liquid resources                             55,674        78,712                2,914            1,089           138,389
                                             ----------------  ------------     ----------------  ---------------  ----------------
                                                     (59,902)      211,659              (23,574)           1,830           130,013
                                             ================  ============     ================  ===============  ================

Regus plc

          (d) Analysis of changes in net funds/(borrowings) in the period (continued)

                                             At Jan 1 1999          Cashflow      Other non-cash          Exchange   At Dec 31 1999
                                                                                         changes         movements
                                             (pound) '000'     (pound) '000'       (pound) '000'     (pound) '000'    (pound) '000'
          Cash at bank and in hand                   8,137            17,024             (7,733)           (1,002)           16,426
          Overdrafts                                  (122)           (6,912)             4,329               782            (1,923)
                                            ---------------  ----------------  ------------------  ---------------- ----------------
                                                     8,015            10,112             (3,404)             (220)           14,503

          Debt due after 1 year                    (11,296)          (80,571)             9,811              (682)          (82,738)
          Debt due within 1 year                    (5,850)          (12,204)            (5,757)             (542)          (24,353)
          Finance leases due after 1               (12,969)            5,751             (6,817)              361           (13,674)
          year
          Finance leases due within 1 year          (8,818)           10,045            (10,686)              145            (9,314)
                                            ---------------  ----------------  ------------------  ---------------- ----------------
                                                   (38,933)          (76,979)           (13,449)             (718)         (130,079)
          Liquid resources                          39,878            16,519               (381)             (342)           55,674
                                            ---------------  ----------------  ------------------  ---------------- ----------------
                                                     8,960           (50,348)           (17,234)           (1,280)          (59,902)
                                            ===============  ================  ==================  ================ ================

                                             At Jan 1 1998          Cashflow      Other non-cash          Exchange   At Dec 31 1998
                                                                                         changes         movements
                                             (pound) '000'     (pound) '000'       (pound) '000'     (pound) '000'    (pound) '000'
          Cash at bank and in hand                   3,845             4,297                   0               (5)            8,137
          Overdrafts                                  (570)              461                   0              (13)             (122)
                                            ---------------  ----------------  ------------------  ---------------- ----------------
                                                     3,275             4,758                   0              (18)            8,015

          Debt due after 1 year                    (12,350)            1,063                   0               (9)          (11,296)
          Debt due within 1 year                    (1,185)           (4,617)                  0              (48)           (5,850)
          Finance leases due after 1                (6,834)            6,779             (12,845)             (69)          (12,969)
          year
          Finance leases due within 1               (6,195)            3,834              (6,427)             (30)           (8,818)
          year
                                            ---------------  ----------------  ------------------  ---------------- ----------------
                                                   (26,564)            7,059             (19,272)            (156)          (38,933)
          Liquid resources                          10,907            29,356                   0             (385)           39,878
                                            ---------------  ----------------  ------------------  ---------------- ----------------
                                                   (12,382)           41,173             (19,272)            (559)            8,960
                                            ===============  ================  ==================  ================ ================

          Liquid resources include cash held on deposit of which (pound) 40,945,000 at December 31, 2000 (1999:(pound) 21,970,000)
          relates to deposits which are held by banks as security for the issuance of bank guarantees to support lease commitments by Regus operating companies. These amounts are blocked and are not available for use by the business.

          There are arrangements in place where cash balances with certain banks can be offset against overdrawn accounts in the same bank.

          Non-cash changes comprise new finance leases and reclassifications between categories.

Regus plc

20       Financial instruments

         Details of the role that financial instruments have had during the year in managing the risks that the Group faces are discussed in Item 11 of this form 20-F.

         Short term debtors and creditors and intercompany balances

         Short term debtors and creditors and Intercompany balances have been excluded from all the following disclosures other than the currency risk disclosure.

         Interest rate risk and currency profile of financial liabilities and assets The following table analyses the currency and interest rate composition of the Group's financial liabilities and assets, comprising gross borrowings, and deposits where applicable.

         December 31, 2000
         Financial              At    At fixed rates   Non-interest           Total          Weighted        Weighted
         liabilities      Floating                         bearing                      average fixed         average
                             rates                                                      interest rate      period for
                                                                                                           which rate
                                                                                                             is fixed

                       (pound) '000       (pound) '000                    (pound) '000          %             Years
         Euro              (1,491)           (3,037)             -          (4,528)               8.0             4.3
         Japanese Yen           -              (895)             -            (895)               6.8             3.3
         Sterling            (500)           (6,078)             -          (6,578)               9.8             3.8
         US Dollar              -           (20,996)             -         (20,996)               8.9             4.7
         Others            (6,053)             (758)             -          (6,811)              11.3             3.7
                          ---------  ----------------  ------------  ---------------  ================  ==============
                           (8,044)          (31,764)             -         (39,808)

         Financial assets

         Australian Dollars 1,961                 -              -           1,961                 -               -
         Euro              32,571                 -             39          32,610                 -               -
         Japanese Yen       2,393                 -              2           2,395                 -               -
         Sterling         102,433                 -             95         102,528                 -               -
         US Dollar         18,407                 -             94          18,501                 -               -
         Others            11,784                 -             42          11,826                 -               -
                          ---------  ----------------  ------------  ---------------  ================  ==============
                          169,549                 -            272         169,821
                          ---------  ----------------  ------------  ---------------
                          161,505           (31,764)           272         130,013
                          =========  ================  ============  ===============

       of which:
       current asset      138,389                 -              -         138,389
       investments
       gross borrowings    (8,044)          (31,764)             -          39,808)
       cash                31,160                 -            272          31,432
                          --------  ----------------- ------------  ----------------
                          161,505           (31,764)           272         130,013
                          =========  ================  ============ ================

       December 31, 1999
       Financial          At          At fixed rates  Non-interest            Total         Weighted         Weighted
       liabilities        floating                        bearing                      average fixed          average
                            rates                                                      interest rate       period for
                                                                                                        which rate is
                                                                                                                fixed

                       (pound) '000       (pound) '000                    (pound) '000          %             Years

       Euro                 (853)            (3,590)            -           (4,443)              8.5              4.5
       Japanese Yen      (11,526)              (797)            -          (12,323)              7.2              3.5
       Sterling          (92,785)           (11,434)            -         (104,219)             10.3              4.0
       US Dollar               -             (6,230)            -           (6,230)              9.3              5.0
       Others             (3,850)              (937)            -           (4,787)             11.5              4.0
                          ---------------------------  ------------  ---------------  ================  ==============
                         (109,014)          (22,988)            -         (132,002)

       Financial assets

       Australian Dollars   1,491                  -            -            1,491                 -                -
       Euro                13,394                  -           35           13,429                 -                -
       Japanese Yen           201                  -            -              201                 -                -
       Sterling            45,242                  -           39           45,281                 -                -
       US Dollar            6,333                  -           40            6,373                 -                -
       Others               5,302                  -           23            5,325                 -                -
                          --------  ----------------- ------------  ----------------  ================  ===============
                           71,963                  -          137           72,100
                          ---------------------------  ------------  ---------------
                          (37,051)           (22,988)         137          (59,902)
                          ===========================  ============  ===============

       of which:
       Current asset       55,674                  -            -           55,674
       investments
       gross borrowings  (109,014)           (22,988)           -         (132,002)
       Cash                16,289                  -          137           16,426
                          --------------------------- ------------  ----------------
                          (37,051)           (22,988)         137          (59,902)
                          ===========================  ============  ===============

Regus plc

       Maturity analysis of undrawn committed borrowing facilities
       The Group has the following undrawn committed borrowing facilities available at the December 31, in respect of which all conditions precedent had been met at that date:

                                                                        Dec 31 2000        Dec 31 1999
       Expiring within:                                                (pound) '000       (pound) '000
              One year or less                                                3,589             10,000
              Between one and two years                                           -                  -
              In more than two years                                              -              1,250
                                                                    ----------------   ----------------
                                                                              3,589             11,250
                                                                    ================   ================

       Currency exposures

       As explained in the Financial review, to mitigate the effect of the currency exposures arising from its net investments overseas the Group borrows, where appropriate, in the local currencies arising from its net investments. Gains and losses arising on net investments overseas are recognized in the statement of total recognized gains and losses. The tables below show the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.

                                     Net foreign currency monetary assets/(liabilities)
       December 31,  2000                   Euro  Japanese Yen        Sterling       US Dollar           Others             Total
       Functional currency of Group (pound) '000  (pound) '000'   (pound) '000    (pound) '000     (pound) '000      (pound) '000
       operation
       Euro                                -               -          27,390          6,268                 144           33,802
       Sterling                        2,550             104               -          6,607               9,031           18,292
       US Dollar                          12               -             899              -                (110)             801
       Others                             27               5              54          2,023               2,450            4,559
                                     -------- ---------------   -------------  -------------     ---------------    -------------
                                       2,589             109          28,343         14,898              11,515           57,454
                                     ======== ===============   =============  =============     ===============    =============

       December 31 1999                     Euro   Japanese Yen         Sterling       US Dollar          Others            Total
       Functional currency of Group (pound) '000   (pound) '000     (pound) '000    (pound) '000    (pound) '000     (pound) '000
       operation
       Euro                                -               -           1,400          6,190                 342            7,932
       Sterling                        1,109             368               -          5,135               5,667           12,279
       US Dollar                           -               -               -              -                   -                0
       Others                             60              84              26            335               1,918            2,423
                                     -------- ---------------   -------------  -------------     ---------------    -------------
                                       1,169             452           1,426         11,660               7,927           22,634
                                     ======== ===============   =============  =============     ===============    =============

       Fair value disclosures

       The following table provides a comparison by category of the carrying amounts and the fair value of the Group's financial assets and liabilities at December 31. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes acquired interest. Set out below the table is a summary of the methods and assumptions used for each category of financial instrument.

                                                            December 31 2000                       December 31 1999
                                                      Book value         Fair value         Book value          Fair value
                                                     (pound) '000      (pound) '000       (pound) '000        (pound) '000
       Primary financial instruments held or issued to finance
       the Group's operations
       Short-term borrowings                            (17,171)           (15,874)           (35,590)            (34,842)
       Long-term borrowings                             (22,637)           (16,837)           (96,412)            (92,531)
       Short-term deposits                              138,389            138,389             55,674              55,674
       Accounts receivable                               60,990             60,990             31,153              31,153
       Accounts payable                                 (31,207)           (31,207)           (19,928)            (19,928)
       Cash at bank and in hand                          31,432             31,432             16,426              16,426
                                                =================   ================   ================    ================

       Derivative financial instruments held
       to hedge the currency exposure on
       expected future results
       Forward foreign currency contracts                 1,510              1,510                  -                   -
       Currency options                                      -                  45                  -                   -
                                                =================   ================   ================    ================

Regus plc

       Summary of methods and assumptions

       Forward foreign currency contracts       Fair value is based on market
       and currency options                     price of comparable instruments
                                                at the balance sheet date

       Short-term deposits and borrowings       The fair value of short-term
                                                deposits, loans and overdrafts
                                                approximates to the carrying
                                                value because of the short
                                                maturity of these instruments.
                                                The fair value of finance
                                                leases has been calculated by
                                                discounting future cash flows
                                                at the Group's weighted average
                                                cost of capital.

       Long-term borrowings                     The fair value of bank loans and
                                                other loans approximates to the
                                                carrying value because the
                                                majority are floating rate where
                                                payments are reset to market
                                                rates at intervals of less than
                                                one year. The fair value of
                                                finance leases has been
                                                calculated by discounting future
                                                cash flows at the Group's
                                                weighted average cost of
                                                capital.

       Hedges

       The table below shows the extent to which the Group has off-balance sheet (unrecognized) and on-balance sheet (deferred) gains and losses in respect of financial instruments used as hedges at the beginning and end of the year. It also shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year's profit and loss accounts.

       All the gains and losses on the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

       Under the Group's accounting policy, foreign currency assets and liabilities which are hedged using forward foreign currency contracts are translated at the period end rate and the forward contract is marked to market. The Group defers the impact of foreign currency options on profit until it fully recognizes the underlying hedged item in the profit and loss account.

       The gains or losses on both these types of instruments is treated as deferred for the purposes of the table below.

                                              Unrecognized                                      Deferred

                                                                                 Net Gains                              Net Gains
                                                           Gains       Losses      /losses        Gains       Losses      /Losses
                                                    (pound) '000 (pound) '000 (pound) '000 (pound) '000 (pound) '000 (pound) '000
       Gains and losses on hedges at January 1, 2000        -            -             -            -            -             -

       Arising in previous years included in 2000
       income-                                              -            -             -            -            -             -
                                                      --------  -----------  ------------  -----------   ----------  ------------

       Gains and losses not included in 2000 income
       Arising before January 1, 2000                       -            -             -            -            -             -
       Arising in 2000                                     45            -            45            -            -             -
                                                      --------  -----------  ------------  -----------   ----------  ------------
       Gains and losses on hedges at December 31, 2000     45            -            45            -            -             -
                                                      ========  ===========  ============  ===========   ==========  ============

       of which:
       Gains and losses expected to be included in
       2001 income                                         45            _            45            -            -             -

       Gains and losses expected to be included in
       2002 income or later                                 -            -             -            -            -             -
                                                      ========  ===========  ============  ===========   ==========  ============

Regus plc

21     Employee share ownership plan ("ESOP")

       During 1999 the Group established the Regus Employee Trust. The Trustee is Mourant & Co Trustees Limited which is an independent professional trust company residing in Jersey. The trust is a discretionary trust for the benefit of employees (including directors). The ESOP provides for the issue of options and the payment of bonuses to the Group's employees (including directors) at the discretion of the Company.

       The Trustee is not entitled to receive dividends.

       At December 31, 2000, the trust held 18,120,670 shares in Regus plc (note 10). The market value at December 31, 2000 was (pound) 65.6 million. Costs incurred by the trust are expensed in the profit and loss account.

       At December 31, 2000, awards over a total of 28,047,451 (December 1999:
       20,971,634) shares had been granted to employees. The awards have been issued in eight tranches and some of the awards had been granted subject to the performance of the group (performance awards).

       Details of the awards are provided below:

                                                            Dec-31-00                               Dec-31-99
       Award Type               Date exercisable            Number of      Exercise price    Number of awards           Exercise
                                                               awards           ((pound))                        price ((pound))
       Performance awards       Jan 1 03 to Jan 1 07       10,184,514               1.455           7,492,834            1.455
                                Jan 1 04 to Jan 1 08        1,322,792                2.60                   -

       Non-performance awards   Jan 1 03 to Jan 1 07        9,741,279               1.455           9,582,328            1.455
                                Jan 1 03 to Jan 1 06        4,047,105                0.05           3,896,472            1.455
                                Jan 1 04 to Jan 1 08        2,751,761                2.60                   -
                                                    ------------------                       -----------------
                                                           28,047,451                              20,971,634
       Lapsed Options                                      (4,025,953)                                      -
                                                    ------------------                       -----------------
       Net options                                         24,021,498                              20,971,634

       In addition at December 31, 2000, awards over 120,000 American Depository Shares (December 1999: nil) had been granted to an employee employed by the Group. The employee may begin to exercise these between December 12, 2003 and December 12, 2005. All of these awards had been granted subject to conditions linked to the performance of the Group. The exercise price of these awards is $25.00.

       The Group also operates a SAYE share ownership plan.

22     Capital commitments

                                            Dec 31 2000          Dec 31 1999
                                           (pound) '000'        (pound) '000'

       Contracts placed for future capital
       expenditure not provided in the
       financial statements                    14,279               17,432
                                            ==========   ==================

23     Operating lease commitments

       At December 31, the Group has lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years.

                                             Property      Vehicles, plant         Dec 31 2000         Dec 31 1999
                                                             and equipment               Total               Total
                                        (pound) '000'        (pound) '000'       (pound) '000'       (pound) '000'
       Annual commitments under
       non-cancelable operating leases
       expiring:

       Within one year                          2,601                1,903               4,504               1,169
       Between one and five years              78,830                7,527              86,357              35,797
       After five years                        59,829                   31              59,860              61,667
                                     -----------------   ------------------   -----------------   -----------------
                                              141,260                9,461             150,721              98,633
                                     =================   ==================   =================   =================

                                                                                   Dec 31 2000         Dec 31 1999
                                                                                         Total               Total
                                                                                 (pound) '000'       (pound) '000'
       Minimum future lease payments under non-cancelable operating leases:

       Amounts due within one year                                                     150,721              98,633
       Amounts due between one and two years                                           149,732             103,079
       Amounts due between two and three years                                         143,571              97,087
       Amounts due between three and four years                                        114,692              83,487
       Amounts due between four and five years                                          88,320              58,609
       Amounts due after five years                                                    245,420             177,472
                                                                              -----------------   -----------------
                                                                                       892,456             618,367
                                                                              =================   =================

Regus plc

24       Contingent liabilities

         The Group has bank guarantees and letters of credit held with certain banks totaling (pound) 42,183,000 (December 1999: (pound) 26,538,000),
         The Company also acts as a guarantor for certain obligations of other subsidiary entities.

25       Related party transactions

         During the year ended December 31, 2000 the Group received management fees of (pound) 2,566,000 (December 1999: (pound) 2,000) from its joint venture entities as listed in note 28. At December 31, 2000, (pound) 1.9 million (December 99: (pound) nil) was due to the Group from the joint ventures.

26       Ultimate parent company and controlling party

         Maxon Investments BV, a company incorporated in the Netherlands is considered as the ultimate parent company. M.L.J. Dixon is considered the ultimate controlling party by virtue of his effective controlling interest in the equity shares of the Company via Maxon Investments BV.

27       Summary of differences between UK and US GAAP financial statements

         The Group's consolidated financial statements are prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. Differences which have a significant effect on the consolidated net loss and shareholders' funds/(deficit) of the Group are set out below.

         (a) Deferred taxes
         Under UK GAAP, deferred taxes are accounted for using the liability method to the extent that it is considered probable that a liability or asset will crystallize in the foreseeable future. Under US GAAP, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided to the extent that the realization of deferred tax assets is not more likely than not.

         (b) Share option schemes
         Under UK GAAP, options granted to employees by the Company to subscribe in the Company's shares where the exercise price of the option is linked to performance do not result in any compensation costs being recorded by the Company if the stated exercise price is equal to or in excess of the fair value of the underlying ordinary shares at the date of grant.

         Under US GAAP, Accounting Principles Board Opinion No. 25, " Accounting for Stock Issued to Employees" compensation cost must be recognized if the option plan contains performance related criteria which results in the option plan being accounted for as a variable plan. Expense is recorded in each period to the measurement date or vesting date for increases in the fair value of the underlying ordinary shares over the stated exercise price of the share options with an offsetting credit to the share premium amount. However under UK GAAP and US GAAP any cash awards are recorded as a liability at each balance sheet date. Under UK GAAP, compensation expense is not recorded in relation to options granted to an employee by the primary shareholder of the Company.

         In November 1999, Maxon granted an option in favor of affiliates of Deutsche Bank and Apollo, two significant shareholders in the Group, over 3,926,484 shares for an aggregate strike price of (pound) 1. The options were exercisable within twelve months (or such shorter period ending on the date on which an exit, being either an initial public offering or completion of the disposal of all or substantially all of the Group's shares or assets, occurs) from the earlier of the date on which the board of Directors notifies the Deutsche Bank and Apollo affiliates in writing that an exit is imminent and the date of an announcement to the public of an intention to proceed with an initial public offering. UK GAAP is not prescriptive with respect to accounting for transactions by the principal shareholder which benefit the Group. Under US GAAP, AIN-APB25. No.1, " Stock Plans Established by a Principal Stockholder." provides guidance for accounting for compensatory and non-compensatory stock plans established by a principal stockholder and, by analogy, for other transactions entered into by a principal stockholder that may benefit the company. The option agreement specified that it was for the benefit of Maxon and for the benefit of and on behalf of the Group, and was made in consideration of Deutsche Bank and Apollo waiving certain rights contained in the shareholders' agreement. As such, the effects of the option would be recorded wholly within shareholders' funds.

         During the year, the exercise price of Reward Options was reduced from (pound) 1.455 to (pound) 0.05. The costs associated with this were treated as an exceptional item under UK GAAP (note 3). Under UK GAAP, the difference between the fair value of the exercise price was recognized as an expense in 2000. Under US GAAP, if the exercise price of a stock option is reduced, the award shall be accounted for as variable from the date of modification to the date the award is exercised. The compensation expense is recorded over the vesting period as an operating expense.

Regus plc

27       Summary of differences between UK and US GAAP financial statements
         (continued)

         (c) Share purchase warrants
         Under UK GAAP, the recognition and measurement of share purchase warrants is not prescribed where the company is not a party to the warrant agreement. US GAAP is prescriptive and requires a portion of the proceeds from the issuance of debt with detachable warrants to be allocated to those warrants. The allocation between debt and warrants should be based upon the relative fair values of the two at time of issuance. If the contract does not give the issuing company the choice of cash settlement or settlement in shares, public companies should report the proceeds from the issuance of share purchase warrants as liabilities and subsequently measure the share purchase warrants at fair value with changes in fair value reported in earnings. The debt " discount" should be amortized using the effective interest method over the life of the debt.

         (d) Earnings per share (EPS)
         Under UK GAAP, primary EPS is based on the weighted average number of ordinary shares outstanding during the period. Primary EPS is the profit/(loss) in pence attributable to each equity share, based on the profit/ (loss) for the financial period attributable to ordinary shareholders divided by the weighted average number of ordinary shares in issue during the period. This method is used in computing basic EPS under US GAAP.

         Under FRS 14 (Earnings per share), diluted EPS must be disclosed. This is based on profit/(loss) for the financial period and computed using the weighted average number of shares in issue during the period and the dilutive effect of all share options and ordinary share equivalents. This method is similar to the treasury stock method used to compute diluted EPS for US GAAP purposes. Under UK GAAP, the weighted average number of ordinary shares in issue during the period should exclude the shares held by the Group's employee share ownership plans (ESOP) in respect of which dividends have been waived. Under US GAAP, such shares are regarded as treasury stock. As of December 31, 2000, the ESOP had acquired 18,120,670 shares.

         As of December 31, 2000 and December 31, 1999, potentially dilutive options representing 24,021,498 and 20,971,634 shares, respectively, were excluded from the calculation of basic EPS. They were not included in the calculation of the diluted EPS as they were deemed to be anti-dilutive at December 31, 2000.

         Classification differences between UK & US GAAP
         (e) Cash flows
         Under UK GAAP, the Group complies with FRS 1 (revised) (Cash Flow Statements), the objective and principles of which are similar to those set out in Statement of Financial Accounting Standards No. 95 (Statement of Cash Flows) (SFAS 95). The principal difference between the two standards is in respect of classification. Under FRS 1 (revised), the Group presents its cash flow for (a) continuing operating activities; (b) returns on investment and servicing of finance; (c) taxation; (d) capital expenditures and financial investment; (e) acquisitions and disposals; (f) dividends to ordinary shareholders; (g) management of liquid resources; and (h) financing activities. SFAS 95 requires only three categories of cash flow activity, those relating to (a) operating; (b) investing; and (c) financing activities.

Regus plc

27     Summary of differences between UK and US GAAP financial statements
       (continued)

       The cash flows within the UK headings of " Continuing operating activities", " Returns on investments and servicing of finance" and " Taxation" would all be included within the heading of " Net cash provided by operating activities" under SFAS 95. Likewise, the UK headings of " Capital expenditure and financial investment" and " Acquisitions and disposals" plus movements in restricted cash excluded from cash and cash equivalents as set out below corresponds with " Cash flows from investing activities" under SFAS 95, and " Management of liquid resources" and " Financing" under UK GAAP, subject to movements in restricted cash being classified within " Cashflows from investing activities", correspond with " Cash flows from financing activities" under US GAAP. Other non-cash movements comprise new finance leases and reclassifications between categories and the amounts of these adjustments are set out in note 18(d).

       In addition under FRS 1 (revised), cash represents cash at bank and in hand less bank overdrafts. Movements of liquid resources are included under a separate heading. Under US GAAP, cash and cash equivalents are not offset by bank overdrafts repayable within twenty four hours from the date of the advance. Such overdrafts are classified within financing activities under US GAAP. In addition, cash and cash equivalents would include cash and short-term investments with original maturities of three months or less. Under US GAAP cash and cash equivalents for cashflow purposes excludes restricted cash, primarily deposits held as security for lease guarantees, of (pound) 40,945,000 and (pound) 21,970,000 at December 31, 1999 and 2000 respectively. Movements in restricted cash are classified within " Cashflows from investing activities".

       Set out below, for illustrative purposes, are summary consolidated statements of cash flows under US GAAP :

                                                              12 months to     12 months to      12 months to
                                                               Dec 31 2000      Dec 31 1999       Dec 31 1998
                                                             (pound) '000'    (pound) '000'     (pound) '000'
       Net cash provided by/(used in) operating                    108,672            6,661            12,130
       activities
       Net cash used in investing activities                      (109,336)         (90,809)          (28,402)
       Net cash provided by financing activities                    68,431          103,892            42,724
       Effect of exchange rate changes on cash                       1,482           (1,344)             (390)
                                                         ------------------  ---------------  ----------------
       Net increase in cash and cash equivalents                    69,249           18,400            26,062
       Other non cash movement                                       9,497           (8,114)                0
                                                         ------------------  ---------------  ----------------
                                                                    78,746           10,286            26,062
       Cash and cash equivalents at beginning of year               50,131           39,845            13,783
                                                         ------------------  ---------------  ----------------
       Cash and cash equivalents at the end of the                 128,877           50,131            39,845
       year                                              ==================  ===============  ================

       (f) Foreign Currency Translation
       Under UK GAAP the financial statements of the Group's foreign subsidiaries are measured using local currency (pounds sterling) as the functional currency. Assets and liabilities of these subsidiaries are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. Gains and losses arising on these translations are taken to reserves, net of exchange differences arising on related foreign currency borrowings.

       Under US GAAP, the financial statements of the Group's foreign subsidiaries are measured using local currency (pounds sterling) as the functional currency. Assets and liabilities of these subsidiaries are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting cumulative translation adjustments are recorded as a separate component of shareholders' funds/(deficit) as other comprehensive income. Foreign currency transaction gains and losses are included in consolidated net profit/(loss).

Regus plc

27 Summary of differences between UK and US GAAP financial statements (continued)

         Under UK GAAP the cumulative foreign exchange differences as at December 31, 2000,were ((pound) 204,000) (1999: (pound) (2,879,000)).
         Under US GAAP the cumulative foreign exchange adjustments are (pound) 129,000 (Dec 1999: (pound) (2,840,000)). The difference in foreign exchange differences between UK and US GAAP relates to exchange differences on deferred tax assets held under US GAAP.

         (g) Current assets & liabilities
         Current assets under UK GAAP include debtors which fall due after more than one year and restricted cash. Under US GAAP, such assets would be reclassified as non-current assets. Restricted cash of (pound) 40,945,000 (Dec 99: (pound) 21,970,000) would be reclassified under US GAAP from current assets to non-current assets.

         (h) Employee share trust arrangements
         An employee share trust has been established in accordance with certain employee share option schemes. Under UK GAAP, the Company's ordinary shares held by the employee share trust are included at either historical net book value or, in certain circumstances, at closing market value in fixed asset investments. As at December 31, 2000 the employee share trust held ordinary shares with a historical net book value of (pound) 45,200,000. Under US GAAP, such shares are classified as treasury stock and presented at their historical cost as a deduction in shareholders' equity.

         (i) Extraordinary items
         Under UK GAAP, extraordinary items are those possessing a high degree of abnormality which arose from events or transactions that fall outside the ordinary activities of the business. Extraordinary items are included in the profit and loss account after " Profit on ordinary activities after tax". It is very rare under UK GAAP for a business to account for an item as extraordinary given the narrow definition.

         Under US GAAP, extraordinary items are considered both unusual in nature and infrequent in occurrence. In practice, costs related to the early extinguishment of debt would be classified as extraordinary under US GAAP.

         (j) SFAS 130 (Reporting Comprehensive Income)

         Statement of Financial Accounting Standards No 130 (Reporting Comprehensive Income) (SFAS 130) requires that all items that are required to be recognized under accounting standards as components of comprehensive income should be reported in the financial statement that is displayed with the same prominence as other financial statements. It requires that an enterprise (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of statement of financial position. Required disclosures have been made in the Group's financial statements in the statement of recognized gains and losses.

         (k) Effect of differences between UK & US GAAP

         The following is a summary of the material adjustments to net loss which would have been required if US GAAP had been applied instead of UK GAAP:

                                                                      12 months to          12 months to            12 months to
                                                                       Dec 31 2000           Dec 31 1999             Dec 31 1998
                                                                     (pound) '000'         (pound) '000'           (pound) '000'
         Net loss reported in accordance with UK GAAP                      (13,530)             (56,446)                (17,937)
         US GAAP adjustments:
         Stock purchase warrants                                                 -               (1,500)                 (4,329)
         Amortization of debt discount                                           -               (2,038)                   (527)
         Compensation expense related to options granted by                 (6,836)             (11,840)                  3,896
         shareholder
         Compensation expense related to other variable plan                 3,997                    -                       -
         options
         Deferred taxes                                                       (474)                 644                   2,315
         Income taxes on US GAAP adjustments                                     -                  611                     158
                                                                    ---------------     -----------------       -----------------
         Net loss in conformity with US GAAP                               (16,843)             (70,569)                (16,424)
                                                                    ===============     =================       =================

         Weighted average shares outstanding ('000)                        502,773              469,486                 427,729
         Loss per ordinary share before extraordinary items (p)               (3.4)               (14.7)                   (3.8)
         Loss per ordinary share after extraordinary items (p)                (3.4)               (15.0)                   (3.8)

         (1) In the year ended December 31, 1999 there was an extraordinary cost of (pound) 1,775,000 relating to the early extinguishment of debt.

Regus plc

27 Summary of differences between UK and US GAAP financial statements (continued)

         Effect of differences between UK & US GAAP (continued)

         The following is a summary of the material adjustments to shareholders' funds/ (deficit) which would have been required if US GAAP had been applied instead of UK GAAP:


                                                                       Dec 31 2000         Dec 31 1999             Dec 31 1998
                                                                     (pound) '000'       (pound) '000'            (pound) '000
         Shareholders' funds/(deficit) recorded in accordance with         203,090            (23,731)                  13,875
         UK GAAP
         US GAAP adjustments:
         Stock purchase warrants and debt discount                               -             (8,500)                  (4,962)
         Compensation expense related to options granted by                      -                  -                        -
         shareholder (1)
         Compensation expense related to other variable plan
         options (2)                                                        10,778                  -                        -
         Deferred taxes                                                      1,902              2,376                    1,693
         Income taxes on US GAAP adjustments                                     -                  -                     (611)
         Employee share trust (investment in own shares)                   (47,021)                 -                        -
                                                                      -------------     ---------------       -----------------
         Shareholders' funds/(deficit) recorded in accordance with         168,749            (29,855)                   9,995
         US GAAP                                                      =============     ===============       =================

         (1) Shareholders' funds/(deficit) was not affected by the differences between UK GAAP and US GAAP since these differences resulted in recording an increase to expense and a corresponding increase to contributed capital.
         (2) Shareholders' funds/(deficit) was not affected by the differences between UK GAAP and US GAAP on these options as the difference resulted in recording an increase to expense and a corresponding increase to contributed capital, except for awards granted to employees where the company will pay a cash bonus for the difference between the fair value and the base price of the awards.

28       Additional US GAAP disclosures

         (a) Income tax and deferred tax
         Loss before tax under UK GAAP between UK and overseas was as follows:

                                                                   12 months to           12 months to            12 months to
                                                                    Dec 31 2000            Dec 31 1999             Dec 31 1998
                                                                 (pound)  '000'          (pound) '000'           (pound) '000'
         UK                                                             21,994                 (9,236)                   (203)
         Overseas                                                      (25,851)               (45,703)                (16,968)
                                                                  --------------     ------------------       -----------------
                                                                        (3,857)               (54,939)                (17,171)
                                                                  ==============     ==================       =================

         The significant components of deferred income tax expense attributable to income from continuing operations for the years ended December 31, 2000 and 1999 as adjusted for US GAAP are as follows:

                                                                   12 months to           12 months to            12 months to
                                                                    Dec 31 2000            Dec 31 1999             Dec 31 1998
                                                                  (pound) '000'          (pound) '000'           (pound) '000'
         Deferred tax (exclusive of the effects of other                  1,267                (1,357)                 (2,450)
         components below)
         Adjusted to deferred tax assets and liabilities for                  -                     -                       3
         enacted changes in laws and rates.
         Increase/(decrease) in beginning of the year balance of              -                     -                       -
         the valuation allowance for deferred tax assets.
                                                                          1,267                (1,357)                 (2,447)
                                                                  --------------     ------------------       -----------------

                                                                  ==============     ==================       =================

Regus plc

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 adjusted for US GAAP are presented below:

                                                                                           12 months to           12 months to
                                                                                            Dec 31 2000            Dec 31 1999
                                                                                          (pound) '000'          (pound) '000'
         Deferred tax assets:
         Net operating loss carry forwards                                                       27,970                 22,197
         Start up costs and reserves                                                              9,390                  4,549
         Other                                                                                    3,219                  1,022
                                                                                      ------------------      -----------------
         Total gross deferred tax assets                                                         40,579                 27,768
         Less valuation allowance                                                               (33,976)               (22,484)
                                                                                      ------------------      -----------------
         Net deferred tax assets after valuation allowance                                        6,603                  5,284
                                                                                      ------------------      -----------------

         Deferred tax liabilities:
         Accelerated capital allowances                                                          (3,362)                (2,687)
         Other                                                                                   (2,132)                  (221)
                                                                                      ------------------      -----------------
         Total gross deferred liabilities                                                        (5,494)                (2,908)
                                                                                      ------------------      -----------------
         Net deferred tax assets                                                                  1,109                  2,376
                                                                                      ==================      =================

         The valuation allowance for deferred tax assets as of January 1, 2000 and 1999 was (pound) 22,484,000 and (pound) 6,770,000, respectively. The net change in the total valuation allowance for the years ended December 31, 2000 and 1999 was an increase of (pound) 11,492,000 and (pound) 15,714,000 respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred is dependent tax assets on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes it is more likely than not that the Group will realize benefits of these deductible differences, net of existing valuation allowances at December 31, 2000.

Regus plc

         (b) Share compensation
         Employee Share Option Scheme

         In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (Accounting for Stock-Based Compensation) (SFAS 123), which encouraged the use of a fair value based method of accounting for compensation expense associated with share options and similar plans. For US GAAP purposes, the Company has elected to continue to use the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25 (Accounting for Stock Issued to Employees) (APB 25), as permitted by SFAS 123. SFAS 123 requires additional disclosures, including pro-forma calculations of net earnings and earnings per share as if the fair value method of accounting prescribed by SFAS 123 had been applied in 1999 and 2000. The Company issued share options to substantially all its employees during 1999. Further issues were made during 2000.Employees received share options to acquire a fixed number of shares based on their salary level and position in the Company. All employees received options that are subject to a performance target (the performance options) and all employees received options designated as reward options. The exercise price for share options granted to employees is fixed at the date of the grant although the directors of the Company have the discretion to waive some or all of the exercise price of the reward options. The fair value of shares at the date of grant is equal to the exercise price. The options vested on the later of a flotation of the Company's shares or defined periods as follows: in the case of ordinary and performance options, vesting occurs in three equal installments on January 1, of each of 2003, 2004 and 2005. In the case of reward options, vesting occurs in two equal installments on January 1, in each of 2003 and 2004. In each case, the vesting period was extended by the directors as the market capitalization of the Company on flotation exceeded (pound) 1 billion. The performance options require that the value of the Company's ordinary shares outperform the Financial Times Stock Exchange 250 Index by the following margins over the option period:

         30% for options exercisable in 2003 or before;
         40% for options exercisable in 2004; or
         50% for options exercisable in 2005 or after.

         If a target is not met, the performance options will only be exercisable if and when a subsequent target is met.

         Certain countries in which the Company operates do not provide for the issuance and exercise of share options. In these situations, the awards granted to the employees represent rights under which the Company will pay a cash bonus to the employee for the difference between the fair value of the Company's shares on the date of exercise and a base price for the award. The base price is an amount determined by the board of directors of the Company on the date of grant, which cannot be less than the fair value of the Company's shares at that date. As of December 31, 2000 and 1999, these awards were not a material portion of the awards granted to date.

         If a participant's employment with the Group ends, his options or awards will normally lapse unless he leaves in specified circumstances such as injury, disability or redundancy. In such circumstances, his option or award may be exercised within 12 months of the later of the date on which his employment ends and the last vesting date for the option or award.

                                                                Number of options (000's)
                                  (UK shares)                              (ADR shares)   (SAYE shares)
                                     Exercise       Exercise      Exercise     Exercise     Exercise       Exercise      Exercise
                                     price at       price at      price at     price at     price at       price at      price at
                                (pound) 1.455   (pound) 0.05  (pound) 2.60       $25.00      $15.98*   (pound) 2.42  (pound) 2.64
                                         000s           000s          000s         000s         000s           000s          000s
         Options outstanding:
         December 31, 1998                  -              -             -            -            -              -            -

         Granted                       17,075          3,897             -            -            -              -            -

         Forfeited                          -              -             -            -            -              -            -
                                 -------------    -----------   -----------  -----------  -----------  -------------  -----------
         December 31, 1999             17,075          3,897             -            -            -              -            -

         Granted                        2,851            150         4,075          120           24            734           59

         Forfeited                     (3,262)          (436)         (328)           -            -              -            -
                                 -------------    -----------   -----------  -----------  -----------  -------------  -----------
         December 31, 2000             16,664          3,611         3,747          120           24            734           59
                                 =============    ===========   ===========  ===========  ===========  =============  ===========
         *over ADR shares

Regus plc

         Options have been issued at an exercise price of (pound) 1.455 and (pound) 2.60. During the year the exercise price of the Reward options was reduced to (pound) 0.05. From the date of modification to the date the award is exercised, such awards shall be accounted for as variable. Compensation expense is recorded over the vesting period.

         The weighted average remaining contractual life amounts to 9.1 years (111 months) (1999: 9.9 years (119 months). The Company granted 20,971,634 options in December 1999, 2,790,203 options in January 2000, 100,000 options in February 2000, 111,061 options in May 2000, 3,648,258 options in August 2000, 426,295 options in September 2000 and 817,358 sharesave options in November 2000. In addition, the company issued 120,000 options over American Depositary Receipts in December 2000. None of the outstanding options were exercisable at December 31, 1999 or December 31, 2000.

         Share-based compensation represents the difference between the exercise price of share options granted in 1999 and the fair market value of the underlying ordinary shares at each period end. The Company has not recorded any compensation expense under APB 25 for the year ended December 31, 1999 as there is no difference between the estimated fair value of the ordinary share price on December 31, 1999 and the exercise price. The estimated fair value for purposes of APB 25 is based on a valuation of the Company at the time of the issuance of shares in October and November 1999. As at December 31, 2000 the Company has recorded a compensation credit of (pound) 3,997,000 (1999:
         nil) for the increase in the fair market value of the underlying shares.

         The Company did not issue stock options before 1999 therefore SFAS 123 has no effect on the Company's net loss for the year ended December 31, 1998. If compensation expense had been determined based upon the estimated grant date fair value in accordance with SFAS 123, the Company's net loss for the year ended December 31, 1999 and 2000 would have been as follows:

                                                                                               12 months to         12 months to
                                                                                                Dec 31 2000          Dec 31 1999
                                                                                              (pound) '000'        (pound) '000'
         Net Loss:
         As reported                                                                               (16,843)             (70,569)
         Proforma                                                                                  (19,282)             (70,672)

         Net loss per ordinary share                                                                      p                    p
         As reported                                                                                  (3.4)               (15.0)
         Proforma                                                                                     (3.8)               (15.1)

         Fair values above were determined using the Black-Scholes option-pricing model. The key assumptions used in the Black-Scholes model were as follows:

         Dividend yield                                                                                  0%                   0%
         Expected volatility                                                                            33%                   0%
         Risk free interest rate                                                                       5.2%                 5.6%
         Expected life                                                                            3-6 years              7 years

         The weighted average fair value of stock options granted during 1999 and 2000 is (pound) 0.47 and (pound) 2.59 respectively and is being amortized over the vesting periods ranging for up to five years from January 1st, 2003 to January 1st, 2008.

         SAYE scheme
         The group operates several sharesave plans in various countries which allow all employees to save a regular sum over 2 to 5 years after which the accumulated fund belonging to the employee can be used to purchase share in Regus plc at a price from (pound) 2.42 to (pound)
         2.64 depending upon local country legislation, a discount of 15-20% at the date of the grant. Any options granted where the discount on the exercise price is greater than 15% are considered compensatory under US GAAP and any expense is recognized over the life of the savings contract.

Regus plc

         Executive Officer Share Option Agreements

         In November 1992 Maxon entered into option agreements with certain executive officers of the Company related to shares of the Company held by Maxon as part of the compensation for the services of these executive officers. These agreements covered 8% of the shares of the Company held by Maxon, with a stated exercise price of (pound) 0.00375 per share, both as adjusted for subsequent share splits. Until June
         30, 2000, this exercise price was subject to adjustment based on a proportional share of any future capital contributions made by Maxon to the Company. There have been no such contributions since the date of these agreements. These options vest over periods from December 31, 2002 to December 31, 2003. On June 30, 2000 the agreement was amended to fix the exercise price at (pound) 0.00375 irrespective of any future capital contributions made by Maxon to the Company.

         In February 1999, Maxon entered into a supplemental agreement with one of the executive officers whereby Maxon paid the executive officer US$2 million in exchange for the forfeiture of a portion of the shares covered under the option agreements leaving a total of approximately 23,140,000 shares outstanding under the option agreements. The repurchase of the options resulted in no additional compensation expense, as the previously recorded compensation expense related to those options had already exceeded the consideration paid for the retirement of those options.

         As the exercise price was subject to adjustment, these option agreements required variable plan accounting under APB 25 up to June 30, 2000. Accordingly, the Company has recorded a compensation gain/(expense) at each period end for the increase or decrease in the value of the underlying shares. Compensation gain/(expense) of (pound) (6,836,000) and (pound) (11,840,000) was recorded during the years ended December 31, 2000 and 1999, respectively from the fluctuations in the fair value of the underlying securities. From July 1, 2000, as the exercise price is fixed, these option agreements will require fixed plan accounting and hence no further compensation gain or expense is expected.

         At December 31, 1999, there were no directly comparable quoted companies against which the Company's shares can be valued. Hence the fair value of the underlying shares have been calculated by reference to the subscription prices for shares issued by the Company to independent third parties on August 3, 1998 and October/November1999. The subscription price for the shares issued at August 3, 1998 and October/November 1999 have been used to calculate the fair value of the options as at December 31, 1999. For the year ended December 31, 2000, the value of the Company has been calculated by using the companies quoted price on the London Stock Exchange since the IPO on October 16, 2000.

         (c) Stock purchase warrants and options
         The Company entered into a medium term (pound) 10 million secured loan facility with Union Bank of Switzerland (UBS) dated November 12, 1997. The facility included a detachable stock warrant agreement of the same date among Maxon, Mark Dixon and UBS that grants options to UBS on a proportion of the shares of the Company held by Maxon. These options were exercisable upon the earliest of an initial public offering of ordinary shares of the Company's stock, a significant trade sale of the Company, or five years from the date of the warrant agreement. Under the original agreement the exercise price of the warrants was nominal and the number of shares granted via these warrants was contingent upon the timing and valuation of the Company, with a stated maximum value of (pound) 8.5 million.

         On August 3, 1998 Maxton and UBS entered into a deed of amendment to the UBS option agreement under which UBS agreed to waive its rights to receive shares of the Company at the time of an initial public offering in consideration for a payment by Maxon of (pound) 8.5 million to be paid at the time of the initial public offering.

         Under UK GAAP this arrangement has no impact on the Company's financial statements as the Company is not a party to the warrant agreement. However, under US GAAP when the principal shareholder enters into transactions that directly relate to obligations of the Company these transactions should be accounted for as if the Company had entered into the transaction directly.

         At the date of the loan facility and warrant agreement, the fair value of the related warrants of (pound) 2.6 million is reflected under US GAAP as a liability to the Company, due to UBS' ability to require the settlement of warrants in cash, and as a discount against proceeds. This discount has been amortized using the effective interest method over the life of the loan, with additional interest expense of
         (pound) 527,000 in the year ended December 31, 1998. The loan facility was prepaid in June 1999, with the unamortized portion of the discount charged to the profit and loss account at that time. The total additional interest expense in the year ended December 31, 1999 was (pound) 2,038,000, which includes the amortization of (pound) 263,000 and the write-off of the unamortized portion of the loan discount of (pound) 1,775,000.

         The warrant liability was adjusted to the fair value at each balance sheet date. The Company has recorded expenses of (pound) 1.5 million and (pound) nil for the years ended December 31, 1999, and 2000 related to these increases in fair value. This results in a liability of (pound) 8.5 million at December 31, 1999. On the date of the IPO the warrant agreement between UBS and Maxon was settled, and the liability was reclassified as a contribution to share capital.

         (d) Segment information
         SFAS 131 (Disclosures about Segments of an Enterprise and related Information)
         Statement of Financial Accounting Standards No. 131
         (Disclosure about Segments of an Enterprise and Related Information) (SFAS 131) requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers.

         Pursuant to the definitions contained in SFAS 131, the Company has eight geographical reportable segments for the purposes of managing the business: UK & Ireland, Benelux, Germany, Southern Europe, Northern Europe, North America, South and Central America and Rest of the World. Each segment has separate results that are reviewed by the Group's Chief operating decision maker. Each segment provides the same products and services. The accounting policies of the segments are the same as described in the summary of significant accounting policies. Other office costs comprise head office costs net of management charges to other operating segments. Other assets comprise assets managed at a corporate level and which are not attributed to individual segments.

Regus plc

       The Group's interest, tax expense and exceptional items are managed centrally at corporate level and are not attributed to individual segments.

                                                   Turnover                         Gross profit/(loss) (center contribution)
                                 12 months to    12 months to   12 months to   12 months to        12 months to       12 months to
                                  Dec 31 2000     Dec 31 1999    Dec 31 1998    Dec 31 2000         Dec 31 1999        Dec 31 1998
                                 (pound) '000   (pound) '000'   (pound) '000'  (pound) '000        pound) '000'      (pound) '000'
       Geographical analysis

       United Kingdom &               188,862         102,856         61,192         59,619              20,169             12,922
       Ireland
       Benelux                         25,432          17,554         11,842          8,123               5,669              3,451
       Germany                         27,388          16,410         11,529          6,258               1,813              1,257
       Northern Europe                 23,847          15,279         10,028          1,345              (1,661)              (535)
       Southern Europe                 42,266          24,496         11,908         13,488               5,009               (493)
       North America                   79,230          11,268            252         12,407              (4,854)            (1,568)
       South & Central America         15,066           4,378          2,343          1,443              (1,158)              (272)
       Rest of world                   27,109           8,369          2,525         (2,390)             (7,873)              (369)
                                 -------------  --------------  -------------  -------------     ---------------    ---------------
                                      429,200         200,610        111,619        100,293              17,114             14,393
                                 =============  ==============  =============  =============     ===============    ===============
       Total Group                    421,125         200,601        111,619
       Total joint ventures             8,075               9              -
                                 =============  ==============  =============

                                            Operating profit/(loss)                        Net assets/(liabilities)
                                 12 months to      12 months to   12 months to       As at Dec 31       As at Dec 31  As at Dec 31
                                  Dec 31 2000       Dec 31 1999    Dec 31 1998               2000               1999          1998
                                 (pound) '000     (pound) '000'  (pound) '000'       (pound) '000      (pound) '000' (pound) '000'
       Geographical analysis

       United Kingdom &                36,763             4,830           (49)             21,304            (5,952)      (10,029)
       Ireland
       Benelux                          4,043             2,800          (366)              2,068              (858)       (1,528)
       Germany                          1,091            (2,184)       (2,605)             (6,792)           (7,548)       (7,290)
       Northern Europe                 (7,502)           (9,884)       (4,174)            (24,020)          (14,546)       (7,228)
       Southern Europe                  6,151            (1,259)       (4,020)               (228)           (4,121)       (2,539)
       North America                  (11,156)          (15,267)       (2,326)              4,919           (11,353)        4,308
       South & Central America         (3,490)           (4,545)         (861)             (5,227)           (3,836)         (821)
       Rest of world                  (11,609)          (15,742)       (2,154)            (29,294)          (17,791)       (2,544)
       Other office costs,             (1,884)           (1,781)        1,387             249,435            47,224        41,388
       (liabilities)/assets
       Exceptional item                (9,501)           (5,125)            -              (9,501)           (5,125)            -
                                 -------------  ----------------  -------------  ------------------------------------ -------------
                                        2,906           (48,157)      (15,168)            202,664           (23,906)       13,717
                                 =============  ================  =============  =================  ================= =============
       Total Group                      3,933           (48,065)      (15,168)            198,524           (25,112)       13,717
       Total joint ventures            (1,027)              (92)            -               4,140             1,206             -
                                 =============  ================  =============  =================  ================= =============

                                                   Total Assets                                              Capital
                                                                                                         Expenditure
                                        As at             As at                      12 months to       12 months to  12 months to
                                  Dec 31 2000       Dec 31 1999                       Dec 31 2000        Dec 31 1999   Dec 31 1998
                                (pound) '000'     (pound) '000'                     (pound) '000'      (pound) '000' (pound) '000'
       Geographical analysis

       United Kingdom &               151,534           115,986                            32,265             35,079        21,619
       Ireland
       Benelux                         24,764            14,168                             7,963              4,137         2,677
       Germany                         19,023            11,271                             3,062              3,967         1,519
       Northern Europe                 19,135            15,771                             1,686              6,091         3,704
       Southern Europe                 35,872            18,434                             5,992              4,038         5,359
       North America                  107,090            40,613                            41,122             20,752         1,411
       South & Central America         13,325             7,657                             3,374              4,214           716
       Rest of world                   41,783            31,217                             9,917             14,099         2,576
       Other office assets,           224,200            36,041                             6,271                876           799
       expenditure
       Less inter-company set         (92,335)          (22,854)                                -                  -             -
       off                       -------------  ----------------                 -----------------  ----------------- -------------
                                      544,391           268,304                           111,652             93,253        40,380
                                 =============  ================                 =================  ================= =============

       Total group                    530,790           266,943
       Total joint ventures            13,601             1,361
                                 =============  ================

29       Principal group companies

         Name of group entity                                         Country of incorporation           % of equity and
                                                                                                         votes held
         Regus Business Centre SA                                     Argentina                          100
         Regus Centres Pty Ltd                                        Australia                          100
         Regus Business Centre GmbH                                   Austria                            100
         Regus Business Center SA                                     Belgium                            100
         Stephanie Square Business Center SA                          Belgium                            100
         Regus Do Brasil Ltda                                         Brazil                             100
         Regus Business Center Ltd                                    Canada                             100
         Regus Business Center Chile Ltda                             Chile                              100
         Regus Business Service Co Ltd                                China                              95
         Regus Business Services (Shanghai) Ltd                       China                              100
         Regus Colombia Ltda                                          Colombia                           100
         Regus Business Center s.r.o                                  Czech Republic                     100
         Regus Copenhagen ApS                                         Denmark                            100
         Regus Business Centre (Egypt)                                Egypt                              100
         FoRe Business Centers Ltd +++                                England                            50
         Host Regus Ltd                                               England                            100
         Regus Business Centers (Holdings) Ltd*                       England                            100
         Regus Business Center Trading Ltd +                          England                            100
         Regus Business Centers (UK) Ltd                              England                            100
         Regus City Ltd                                               England                            100
         Regus Management Limited                                     England                            100
         Regus (UK) Limited                                           England                            100
         Park Business Centers Ltd +++                                England                            50
         Regus Finland Oy                                             Finland                            100
         Regus Paris SA                                               France                             100
         Regus Roissy SA                                              France                             100
         Regus Business Center GmbH                                   Germany                            100
         Regus Hellas SA                                              Greece                             100
         Regus Business Center Ltd                                    Hong Kong                          100
         Regus Central Europe Trading and Servicing Ltd               Hungary                            100
         Regus Kft                                                    Hungary                            100
         Europa Business Center Ltd                                   Ireland                            100
         Regus Ireland Ltd                                            Ireland                            100
         Regus Finance                                                Ireland                            100
         Regus Franchise International Limited                        Ireland                            100
         Regus Business Centers Ltd                                   Israel                             100
         Regus Business Center Srl                                    Italy                              100
         Regus Milano Centrale Business Center S.p.A ++               Italy                              65
         Regus Japan KK                                               Japan                              100
         Regus Korea Limited                                          Korea                              100
         SIA Regus Business Centre                                    Latvia                             100
         Regus Luxembourg SA                                          Luxembourg                         100
         Regus Centres Sdn Bhd                                        Malaysia                           100
         Regus Business Centre SA de CV                               Mexico                             100
         Regus Services SA de CV                                      Mexico                             100
         Regus Maroc SARL                                             Morocco                            100
         Regus Amsterdam BV                                           Netherlands                        100
         Regus Business Center BV                                     Netherlands                        100
         Regus International Holdings BV ++                           Netherlands                        60
         Regus Business Center Oslo AS                                Norway                             100
         Regus Business Center (Panama) SA                            Panama                             100
         Regus Business Center (Peru) SA                              Peru                               100
         Regus Centers Inc                                            Philippines                        100
         Regus Business Center SP zoo                                 Poland                             100
         Regus Business Center Lda                                    Portugal                           100
         Regus Business Centre (Romania) SRL                          Romania                            100
         LLC Regus Business Centre                                    Russia                             100
         Regus Centres Pte Ltd                                        Singapore                          100
         Regus Business Centre Bratislava sro                         Slovakia                           100
         Regus Business Center SA                                     Spain                              100




         Business Center Gothenburg AB                                Sweden                             100
         Business Center Stockholm AB                                 Sweden                             100
         Regus Business Center (S) SA                                 Switzerland                        100
         Regus Business Center (Tanzania) Ltd                         Tanzania                           100
         Regus Centers (Thailand) Ltd                                 Thailand                           100
         Regus Tunisie SARL                                           Tunisia                            100
         Regus Is Merkezi Isletmeciligi Ltd Sirketi                   Turkey                             100
         Regus Business Centers (Ukraine)                             Ukraine                            100
         Regus Business Center Corp                                   USA                                100
         Regus Crescent Business Centers LLC +++                      USA                                50
         Regus Equity Business Centers LLC +++                        USA                                50
         Regus Business Center Venezuela CA                           Venezuela                          100
         Regus Center (Vietnam) Ltd                                   Vietnam                            100

         Investments in Group undertakings are held at cost all of which are included within the consolidated results. Shares listed above are held directly by Regus plc. where indicated by an asterisk.


         Other than Regus Business Center BV, Regus Business Centers (Holdings) Ltd and Regus Finance which are investment holding companies, and Regus Management Limited which is a management company employing head office staff, the principal activity of all other companies is the provision of fully serviced business centers.


         + Our Azerbaijan business operates as a branch of this company.

         ++ Our South African business operates as a branch of this company.

         +++ These are joint ventures.

ITEM 19.   EXHIBITS

1.              Articles of Association of Regus plc

2.              Service Agreement of Mark Dixon



         The following exhibits were filed as part of the Registration Statement on Form F-1 (Registration No. 333-12504) and incorporated by reference herein.


4.1 Form of specimen of certificate for shares of Regus plc, nominal value 5p per share.

4.2 Forms of ADR (incorporated by reference in the Form F-6 Registration Statement filed with the Securities and Exchange Commission on September 11, 2000).

4.3 Form of Deposit Agreement between Regus plc and Morgan Guaranty Trust Company of New York, as depositary (incorporated by reference in the Form F-6 Registration Statement filed with the Securities and Exchange Commission on September 11, 2000).

4.4 Form of Registration Rights Agreement among Regus plc, AP Regus Investors LLC, AP Pelham Partners XI LLC, DB Capital Partners Europe LP and Serviced Office Investments Limited.

10.1 Acquisition Subscription and Shareholders Agreement dated August 3, 1998 and as amended as of November 27, 1998, December 21, 1998, September 17, 1999, October 28, 1999 and November 30, 1999 between Maxon Investments BV, Serviced Office Investments Limited, BT Capital Partners Europe LP, AP Pelham Partners XI LLC, AP Regus Investors LLC, Regus Business Centres plc, Regus Business Centres BV and Apollo Real Estate Investment Fund III LP.

10.2 Deed of Undertaking dated September 11, 2000 between Regus plc and Maxon Investments BV.

10.3 Option Agreement dated November 12, 1997 as amended as of August 3, 1998 and September 20, 2000 among Maxon
                Investments BV, Mark Dixon, Regus Business Centres BV, UBS and Regus Business Centres plc.

10.4 Senior Secured Multicurrency Revolving Facilities Agreement dated June 24, 1999 and as amended on August 26, 1999, December 23, 1999, March 3, 2000 and August 7, 2000 between Regus plc and its subsidiaries, Commerzbank, Deutsche Bank and Merrill Lynch International.

10.5            Form of Loan Agreement between Regus (UK) Limited and
                Mourant & Co Trustees Limited, as trustee of the Regus Employee Trust.

10.6 Form of Agreement for the Purchase of Shares in Regus plc between Maxon Investments BV and Mourant & Co Trustees Limited, as trustee of the Regus Employee Trust.

10.7 Form of Agreement for the Purchase of Shares in Regus plc between Serviced Office Investments Limited and Mourant & Co Trustees Limited, as trustee of the Regus Employee Trust.

10.8 Form of Agreement for the Purchase of Shares in Regus plc between DB Capital Partners Europe LP and Mourant & Co Trustees Limited, as trustee of the Regus Employee Trust.

10.9 Form of Agreement for the Purchase of Shares in Regus between AP Regus Investors LLC and Mourant & Co Trustees Limited, as trustee of the Regus Employee Trust.

10.10 Form of Agreement for the Purchase of Shares in Regus plc between AP Pelham Partners XI LLC and Mourant & Co Trustees Limited, as trustee of the Regus Employee Trust.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       By:   /s/ Mark Dixon
                                                             --------------
                                                       Name:   Mark Dixon
                                                       Title:  Chief Executive


Dated: June 28, 2001


                                     III-1

                                 EXHIBIT INDEX

    Exhibit Number                      Description of Document
    --------------               ---------------------------------------

1               Articles of Association of Regus plc.

2               Service Agreement of Mark Dixon.

         The following exhibits were filed as part of the Registration Statement on Form F-1 (Registration No. 333-12504) and incorporated by reference herein.


4.1 Form of specimen of certificate for shares of Regus plc, nominal value 5p per share.

4.2 Forms of ADR (incorporated by reference in the Form F-6 Registration Statement filed with the Securities and Exchange Commission on September 11, 2000).

4.3 Form of Deposit Agreement between Regus plc and Morgan Guaranty Trust Company of New York, as depositary (incorporated by reference in the Form F-6 Registration Statement filed with the Securities and Exchange Commission on September 11, 2000).

4.4 Form of Registration Rights Agreement among Regus plc, AP Regus Investors LLC, AP Pelham Partners XI LLC, DB Capital Partners Europe LP and Serviced Office Investments Limited.

10.1 Acquisition Subscription and Shareholders Agreement dated August 3, 1998 and as amended as of November 27, 1998, December 21, 1998, September 17, 1999, October 28, 1999 and November 30, 1999 between Maxon Investments BV, Serviced Office Investments Limited, BT Capital Partners Europe LP, AP Pelham Partners XI LLC, AP Regus Investors LLC, Regus Business Centres plc, Regus Business Centres BV and Apollo Real Estate Investment Fund III LP.

10.2 Deed of Undertaking dated September 11, 2000 between Regus plc and Maxon Investments BV.

10.3 Option Agreement dated November 12, 1997 as amended as of August 3, 1998 and September 20, 2000 among Maxon
                Investments BV, Mark Dixon, Regus Business Centres BV, UBS and Regus Business Centres plc.

10.4 Senior Secured Multicurrency Revolving Facilities Agreement dated June 24, 1999 and as amended on August 26, 1999, December 23, 1999, March 3, 2000 and August 7, 2000 between Regus plc and its subsidiaries, Commerzbank, Deutsche Bank and Merrill Lynch International.

10.5            Form of Loan Agreement between Regus (UK) Limited and
                Mourant & Co Trustees Limited, as trustee of the Regus Employee Trust.

10.6 Form of Agreement for the Purchase of Shares in Regus plc between Maxon Investments BV and Mourant & Co Trustees Limited, as trustee of the Regus Employee Trust.

10.7 Form of Agreement for the Purchase of Shares in Regus plc between Serviced Office Investments Limited and Mourant & Co Trustees Limited, as trustee of the Regus Employee Trust.

10.8 Form of Agreement for the Purchase of Shares in Regus plc between DB Capital Partners Europe LP and Mourant & Co Trustees Limited, as trustee of the Regus Employee Trust.

10.9 Form of Agreement for the Purchase of Shares in Regus between AP Regus Investors LLC and Mourant & Co Trustees Limited, as trustee of the Regus Employee Trust.

10.10 Form of Agreement for the Purchase of Shares in Regus plc between AP Pelham Partners XI LLC and Mourant & Co Trustees Limited, as trustee of the Regus Employee Trust.