Form 20-F
period 2001-12-31
REGUS PLC
filed 2002-06-28
CIK 1123671

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ---------

                                   FORM 20-F

[ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  For the fiscal year ended: December 31, 2001

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                        Commission file number: 0-30932


                                   REGUS PLC
             (Exact Name of Registrant as Specified in Its Charter)

                               England and Wales
                (Jurisdiction of Incorporation or Organization)

                                   ---------

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

                                   ---------

      The number of outstanding shares in the capital of Regus plc as of
                              December 31, 2001:
                          582,112,320 Ordinary Shares

                                   ---------

     Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                         Yes [X]                  No [ ]

   Indicate by check mark which financial statement item the registrant has elected to follow.

                     Item 17 [ ]                  Item 18 [X]


===============================================================================

                               TABLE OF CONTENTS
                                                                           Page
                                                                           ----
Introduction
          Forward-Looking Statements..........................................3
          Certain Information.................................................3
Part I    Item 1  Identity of Directors, Senior Management and
                  Advisers.......................................Not applicable

          Item 2  Offer Statistics and Expected Timetable........Not applicable

          Item 3  Key Information.............................................4
                    Selected Financial Data...................................4
                    Risk Factors..............................................6

          Item 4  Information on the Company.................................12
                    History and Development of Regus plc.....................12
                    Business Overview........................................13
                    Organizational Structure.................................21
                    Properties...............................................23

          Item 5  Operating and Financial Review and Prospects...............26
                    Operating Results........................................26
                    Liquidity and Capital Resources..........................41
                    Prospects................................................44

          Item 6  Directors, Senior Management and Employees.................45
                    Directors and Senior Management..........................45
                    Compensation.............................................47
                    Board Practices..........................................47
                    Employees................................................52
                    Share Ownership..........................................53

          Item 7  Major Shareholders and Related Party Transactions..........64
                    Major Shareholders.......................................64
                    Related Party Transactions...............................65

          Item 8  Financial Information......................................67
                    Consolidated Statements and Other Financial Information..67
                    Legal Proceedings........................................67
                    Significant Changes......................................67

          Item 9  Listing Details............................................67

                    Market Price Information.................................67
                    Markets..................................................69

          Item 10 Additional Information ....................................69
                    Memorandum and Articles of Association...................69
                    Material Contracts.......................................69
                    Taxation.................................................69
                    Documents on Display.....................................73

          Item 11 Quantitative and Qualitative Disclosures about Market Risk.74
                    Currency Translation Risk................................74
                    Currency Transaction Exposure Risk.......................74
                    Funding and Deposits.....................................74
                    Counter-Party Risk.......................................74
                    Interest Rate Risk.......................................74

          Item 12 Description of Securities Other Than Equity
                  Securities.....................................Not applicable

Part II   Item 13 Defaults, Dividend Arrearages and
                  Delinquencies..................................Not applicable

          Item 14 Material Modifications to the Rights of
                  Security Holders and Use of Proceeds...........Not applicable

Part III  Item 18 Financial Statements.......................................75

          Item 19 Exhibits..................................................116

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

                            SELECTED FINANCIAL DATA

     Our selected financial data at December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001 have been derived from our consolidated financial statements prepared in accordance with generally accepted accounting principles in the United Kingdom or UK GAAP and included in this annual report. Our consolidated financial statements have been audited by KPMG Audit Plc, independent accountants. Our summary financial data for the years ended December 31, 1997 and 1998 and at December 31, 1997, 1998 and 1999 have been derived from our consolidated financial statements that are not included in this annual report. You should read the following data with the more detailed information contained in "Item 5, Operating and Financial Review and Prospects" included herein.

     We prepare our accounts in accordance with UK GAAP, which differs in significant respects from generally accepted accounting principles in the United States or US GAAP. For a discussion of significant differences between UK GAAP and US GAAP and reconciliation of net loss and shareholders' funds to US GAAP, see note 28 to the consolidated financial statements.

                                                                          Year ended December 31,
                                                ------------------------------------------------------------------------------
                                                   1997          1998         1999          2000         2001        2001(1)
                                                -----------  ------------- -----------   -----------  -----------  -----------
                                                  (pound)       (pound)      (pound)       (pound)      (pound)         $
                                                                    (in millions except per share data)
Amounts under UK GAAP:
Income Statement Data:
Revenue (including share of joint venture)..          58.8          111.6       200.6         429.2        524.6        754.5
Less: Share of revenue in joint venture(2)..             -              -           - (3)      (8.1)       (12.0)       (17.3)
                                                -----------  ------------- -----------   -----------  -----------  -----------
Total revenue...............................          58.8          111.6       200.6         421.1        512.6        737.2
Cost of sales (center costs)................         (50.3)         (97.2)     (183.5)       (320.8)      (434.7)      (625.2)
Exceptional item(4) ........................             -              -           -             -        (38.0)       (54.7)
                                                -----------  ------------- -----------   -----------  -----------  -----------
Gross profit (center contribution)..........           8.5           14.4        17.1         100.3         39.9         57.3
Administration expenses.....................         (13.1)         (29.6)      (60.0)        (86.9)       (91.3)      (131.3)
Exceptional item(5).........................             -              -        (5.1)         (9.5)       (52.5)       (75.5)
                                                -----------  ------------- -----------   -----------  -----------  -----------
Operating (loss) income.....................          (4.6)         (15.2)      (48.0)          3.9       (103.9)      (149.5)
Share of operating loss in joint venture(2).             -              -        (0.1)         (1.0)        (5.6)        (8.1)
                                                -----------  ------------- -----------   -----------  -----------  -----------
Total operating (loss) income...............          (4.6)         (15.2)      (48.1)          2.9       (109.5)      (157.6)
Net interest payable........................          (1.8)          (2.0)       (6.8)         (6.8)        (0.6)        (0.9)
                                                -----------  ------------- -----------   -----------  -----------  -----------
Loss on ordinary activities before tax......          (6.4)         (17.2)      (54.9)         (3.9)      (110.1)      (158.5)
Tax on loss on ordinary activities..........          (0.5)          (0.8)       (1.5)         (9.9)       (10.1)       (14.5)
                                                -----------  ------------- -----------   -----------  -----------  -----------
Loss on ordinary activities after tax.......          (6.9)         (18.0)      (56.4)        (13.8)      (120.2)      (173.0)
Minority interests..........................             - (6)        0.1           -           0.3          1.9          2.7
                                                -----------  ------------- -----------   -----------  -----------  -----------
Net loss....................................          (6.9)         (17.9)      (56.4)        (13.5)      (118.3)      (170.3)
                                                ===========  ============= ===========   ===========  ===========  ===========




                                                                          Year ended December 31,
                                                ------------------------------------------------------------------------------
                                                   1997          1998         1999          2000         2001        2001(1)
                                                -----------  ------------- -----------   -----------  -----------  -----------
                                                  (pound)       (pound)      (pound)       (pound)      (pound)         $
                                                                    (in millions except per share data)

Net loss per share - basic and fully diluted         (0.02)         (0.04)      (0.12)        (0.03)       (0.21)       (0.30)
Net loss per ADS - basic....................         (0.09)         (0.21)      (0.60)        (0.14)       (1.05)       (1.51)
                 - fully diluted............         (0.09)         (0.16)      (0.60)        (0.13)       (1.05)       (1.51)
Weighted average number of shares
   outstanding (in thousands)...............       400,000        427,729     469,486       497,889      563,528      563,528

Balance Sheet Data (at period end):
Fixed assets................................          24.0           54.7       126.8         244.6        251.5        361.7
Cash........................................          14.8           48.0        72.1         169.8        117.1        168.4
Total assets................................          53.0          142.2       268.3         544.4        486.3        699.4
Other net current liabilities(7)............         (32.7)         (59.9)     (120.4)       (187.9)      (246.7)      (354.8)
Creditors: amounts falling due after
   more than one year.......................         (22.8)         (29.1)     (102.4)        (23.8)       (33.2)       (47.7)
Minority interests..........................          (0.1)          (0.2)       (0.2)         (0.4)          0.3          0.4
Equity shareholders' (deficit) funds........         (16.6)         (13.9)      (23.7)         203.1         88.4        127.1

                                                                                 Year ended December 31,
                                                               --------------------------------------------------------------
                                                                  1998         1999        2000         2001       2001(1)
                                                               -----------  ----------- -----------  -----------  -----------
                                                                 (pound)      (pound)     (pound)      (pound)         $
                                                                            (in millions except per share data)
Amounts under US GAAP:
Income Statement Data:
Net sales....................................                       111.6        200.6       421.1        512.6        737.2
Net loss.....................................                       (16.4)       (70.6)      (16.8)       (51.4)       (73.9)
Net loss per share basic and fully diluted...                       (0.04)       (0.15)      (0.03)       (0.09)       (0.13)
Net loss per ADS - basic and diluted ........                       (0.19)       (0.75)      (0.17)       (0.44)       (0.63)
Balance Sheet Data (at period end):
Total assets.................................                       143.3        270.7       499.3        489.8        704.4
Long-term liabilities........................                       (34.1)      (110.9)      (23.8)       (25.7)       (37.0)
Cash (including restricted cash)(8)..........                        48.0         72.1       169.8         97.5        139.8
Equity shareholders' funds (deficit).........                        10.0        (29.9)      168.7        119.3        171.6

---------
(1) Pounds sterling amounts for 2001 have been translated into US dollars using the noon buying rate in effect on December 31, 2001 of $1.4382 = (pound)1.00. Such information is provided for the convenience of the reader and is unaudited.

(2) Includes our 50% interest in Regus Equity Business Centers LLC, Regus Business Centres Ltd, our joint venture in the US with Equity Office Properties Trust, Regus Duke-Weeks Business Centers LLC and Regus Crescent Business Centers LLC, accounted for under the equity method of accounting.

(3)  Constituted revenue of(pound)9,000 in 1999.

(4) Included costs related to reduction in workstation capacity, restructuring and redundancy costs in 2001.

(5) Included costs associated with our postponed flotation on the London Stock Exchange in 1999, with the reduction of the reward employee share options in 2000 and in 2001 with our aborted merger with HQ Global Holdings, Inc., our write-down related to the ESOP, acquisition goodwill and software development assets and the non-recoverable Ryder Cup sponsorship expenditure.

(6)  Constituted a loss of(pound)13,000 in 1997.

(7) Other net current liabilities are current assets (excluding cash) less current liabilities.

(8) Restricted cash is primarily deposits held as security for lease guarantees and represented, (pound)22.0 million at December 31, 1999, (pound)40.9 million at December 31, 2000 and (pound)31.6 million at December 31, 2001.

Exchange Rate Information

     The tables below set forth, for the periods indicated, information concerning the noon buying rates for pounds, expressed in US dollars per pound.

Year ended December 31,
-----------------------
                                        Period
                                      Average(1)     Period End
                                      ----------     ----------

1997..................................   1.64           1.64
1998..................................   1.66           1.66
1999..................................   1.61           1.62
2000..................................   1.51           1.50
2001 .................................   1.44           1.45
2002 (through June 21)................   1.44           1.50

(1) The average of the noon buying rates on the last day of each full month during the period.

Month
-----
                                         High            Low
                                         ----            ---
December 2001.........................   1.46            1.42
January 2002..........................   1.45            1.41
February 2002.........................   1.43            1.41
March 2002............................   1.43            1.41
April 2002............................   1.46            1.43
May 2002..............................   1.47            1.45
June 2002 (through June 21)...........   1.50            1.46

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

Risks Associated with the Serviced Office Market

   We face competition, and if we are unable to compete effectively, we may be unable to maintain our network of centers and we may lose customers

     Barriers to entry into the serviced office market at the local level are low. Although barriers to establishing a national or international network are higher, we cannot assure you that these barriers will remain or will deter new entrants or existing competitors. In addition, there is the potential for local operators to overcome these barriers to establishing wider networks by forming alliances. There is also the potential for property companies, hotel operators or other companies to enter the market, either alone or in collaboration with service providers such as us. If we are unable to respond adequately to the competitive challenges we face or establish a sustainable competitive advantage, we may be unable to maintain our network of centers and we may lose market share. In addition, in more competitive markets there is pressure on our prices, causing an adverse impact on our revenue and profitability.

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

   Current drivers of the long term growth of the serviced office market may not develop as expected and could hinder market demand for serviced offices

     There can be no assurance that the factors that we expect to drive the long term growth of the serviced office market in the future will in fact do so. For example, the trends towards globalization of trade and increased outsourcing of office and related services may not develop as expected.

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

Risks Associated with Regus

   As demand for our business services falls, our profitability will be disproportionately affected due to the long-term nature of our lease commitments

     We lease substantially all of our properties. The length of our leases or the period after which we can exercise any break option in the leases is nearly always longer, and usually significantly longer, than the duration of our contracts with customers, the majority of which are for the short-term leasing of serviced office space between 3 and 18 months. As demand has fallen, we have been unable to build or maintain either occupancy rates or prices. For example, to combat the economic downturn, we have entered into longer term contracts with businesses at reduced average prices, which limits our ability to increase prices as conditions improve. When revenues decline, we are not immediately able to reduce our lease cost base and are also constrained in doing so over the long term. Some of our leases contain restrictions that prevent us from transferring the lease or assigning the premises. Additionally, significant costs could be incurred as we dispose of unprofitable centers.

     A reduction in revenues has resulted in a negative impact on our cash flow, as a consequence of the nature of our working capital cycle. If revenues were to deteriorate further, we would need to seek external funding. Currently, we have no committed bank or other facilities that are not cash collateralized. No assurance can be given to as to whether or on what terms external sources of funding would be available. As of May 31, 2002, we had cash in hand or in the bank of (pound)70.6 million including (pound)37.7 million of restricted cash.

     Due to the concentration of our business centers in the UK and the US, continued adverse economic conditions in the UK and US could cause our business to suffer

     Currently our most profitable geographic segment is the UK and Ireland segment. The UK and Ireland accounted for approximately 41% of our revenues and 76% of our center contribution in 2001. Continued adverse economic conditions in the UK could have a material adverse effect on our results of operations and financial condition.

     The UK property market may be affected by increased levels of subletting as organizations attempt to reduce their overheads in the current economic climate. This will lead to increased pressure on our margins.

     We have expanded our network of centers most rapidly in recent years in the US. We had 99 centers open in the US at the end of 2001. Continued adverse economic conditions in the US could have a material adverse effect on our results and financial condition.

     Traditional office space may become a greater competitive threat in difficult economic conditions.

     In these difficult economic conditions, landlords are more willing to offer incentives such as rent free periods or shorter leases. This is particularly the case in markets which have substantial excess capacity, for example, the West Coast of the US. In addition, many companies are seeking to reduce their costs by subletting, in many cases at below market rents.

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

   We are exposed to foreign exchange, economic and, in some instances, political risks as well as other geographical risks related to the 50 countries in which we operate, which could cause an adverse impact on our business

     We operate business centers in 50 countries around the world and our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We are confronted with different legal and regulatory requirements in many jurisdictions. These include, but are not limited to, different tax regimes, laws relating to health and safety, and laws relating to the repatriation of funds or nationalization of assets. Our international operations also expose us to different local business risks and challenges, such as exchange rate risks in translating non-sterling profits, management and control of an international organization and other political risks. Our expansion in the US as well as in emerging markets requires us to respond to rapid changes in market conditions in these countries. We cannot assure you that we will continue to succeed in developing and implementing policies and strategies that are effective in each country where we do business. In addition, there can be no assurance that any of the foregoing factors will not have a material adverse effect on our results of operations and financial condition.

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

     In addition, the terms of most building leases require us to ensure that a property is kept in good repair throughout the lease term and that alterations carried out to the premises are reinstated at the end of the lease term. We cannot assure you that reinstatement costs and, if we have failed to comply with our repairing obligations during the lease term, full repairing costs will not be incurred on termination of such leases, causing an adverse impact on our results of operations and financial condition.

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

Risks Associated with the ADSs

   We are subject to the control of Mark Dixon

     Our Chief Executive, Mark Dixon, through Maxon Investments BV, owns beneficially 62.34% of our issued shares. As the majority shareholder, he is able to exercise significant control over our operations, including the election of our board of directors, the declaration of some dividends, the approval or disapproval of major corporate transactions and the determination of other matters to be decided by the holders of our shares. Our business goals and those of Mr. Dixon may not always remain aligned. As a result, the market price of our shares and ADSs could be adversely affected.

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

                                                      Year ended December 31,
                   -----------------------------------------------------------------------------------------------------
                    1992    1993     1994      1995       1996       1997       1998       1999       2000       2001
                   -------  ------   ------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Centers(1)........     11      16       24         35         58         97        155        245        335        411(2)
Workstations(3)...    N/A     N/A      N/A      2,884      5,152      9,157     16,293     29,777     50,333     76,540
Countries.........      6       8       14         16         22         23         30         45         48         50
Employees(4)......     42      63       94        207        316        542        923      1,492      2,101      2,656
Revenues (in
(pound) millions).    2.8     6.7     11.3       19.4       32.9       58.8      111.6      200.6      421.1      512.6

---------

(1)  At period end.  Includes closed centers through the periods up to closure.

(2)  Includes 16 joint ventures.

(3) Represents weighted average available workstations for the period. The number of workstations is not available for 1992, 1993 and 1994 because we closed a number of business centers in those years and we cannot accurately assess the impact of the closures on the number of workstations.

(4)  Average total employees for the period.

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

     Maxon Investments BV owned all of Regus Business Centers plc until August 1998 when a consortium comprising an affiliate of Bankers Trust, now part of Deutsche Bank, and two affiliates of Apollo acquired 17.5% of our share capital for cash consideration of $100 million, of which $83 million was paid to us by way of subscription for new shares and the balance of $17 million was paid to Maxon Investments BV in consideration for the sale of existing shares. In October and November 1999, we allotted a further 2.9% of our issued share capital to two affiliates of Deutsche Bank and two affiliates of Apollo, for a total consideration to us of (pound)20 million, as part of a wider arrangement to which Maxon Investments BV was a party. The wider arrangement consisted of Maxon Investments BV granting to those affiliates of Deutsche Bank and Apollo options over a further 0.8% of our existing issued share capital (subject to proportionate adjustment to reflect any reorganization of us) for an aggregate strike price of (pound)1 in consideration of the waiver of certain rights held by those parties.

     In October 2000, we completed an initial public offering of 128,829,075 shares, raising (pound)250 million ($373 million) for the Company and (pound)81 million ($121 million) for certain selling shareholders. At that time, we listed our ordinary shares on the London Stock Exchange and our ADSs were listed on NASDAQ.

      On April 23, 2001, we acquired Stratis Business Centers, Inc. in the US. Under the terms of the agreement, we agreed to pay a total purchase price of $10 million. Of this, $5 million has been paid to the shareholders of Stratis in cash. The balance of the purchase price was payable in shares of Regus plc, some of which are restricted.

     On April 25, 2001, we acquired Satellite/Skyport Conference Centers, an operator of business centers in Belgium and the Netherlands, for NLG8 million ($3 million).

     On June 4, 2001, we announced we were in discussions relating to a possible transaction with Frontline Capital Group and HQ Global Holdings, Inc. On June 7, 2001, we announced that such discussion had been terminated. Costs of $4.7 million relating to the proposed transaction were recognized in the second quarter of 2001. HQ Global Holdings, Inc. have subsequently entered bankruptcy reorganization under Chapter 11 of the U.S. Bankruptcy Reform Act of 1978.

     On December 27, 2001, we entered into a subscription agreement pursuant to which we issued (pound)40 million of non-convertible bonds. Following a shareholder meeting held on February 13, 2002, these were subsequently exchanged for (pound)40 million of 5 per cent convertible debentures and warrants to purchase 5 million ordinary shares.

Capital Expenditures

     Capital expenditures increased to (pound)128.5 million in 2001 from (pound)86.6 million in 2000, (pound)75.7 million in 1999 and (pound)21.2 million in 1998. These increases in capital expenditures were primarily due to the purchase of office furniture, fixtures and fitting and telephone and other office equipment, related to fit-outs of centers opened in each period. Capital expenditure is depreciated over periods between 2-10 years. See "Item 18. Financial Statements".

     Notwithstanding our cash flow from operating activities, the rate of expansion in new center openings since 1997 was only partially financed by operating cash flow. The average capital expenditure on fixtures and fittings for a new business center and center expansions fell from approximately (pound)1.0 million per center in 1999 to approximately (pound)0.8 million per center opened in 2000 but rose to approximately (pound)1.2 million per new center opened in 2001. This increase is primarily due to the average size of centers opened during the year being significantly higher than centers already opened.

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

     We have suspended our new center opening program while we consolidate our position in difficult economic circumstances. The only new centers being opened are those in respect of which leases or agreements for lease were signed prior to July 2001. See "Item 4. Information on the Company - Property and Supplier Relationships". We expect to incur (pound)15.5 million of capital expenditure on these new centers in 2002. As at May 31, 2002, we have incurred capital expenditure of (pound)9.4 million.

                               BUSINESS OVERVIEW

     We are a provider of high quality business services to the global economy. Our international network of adaptable business centers allows our customers to outsource completely or in part their workspace requirements. Our business center offerings include a client driven mix of workstations, conference rooms and related support services, such as video conferencing, telecommunications, Internet connectivity, reception and secretarial services. Customers can use all or part of our business centers for durations of one hour to over ten years.

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

     We have grown rapidly in recent years. As of December 31, 2001, we operated a network of 411 business centers in 50 countries.

     We have focused our growth on expanding our international network of business centers. The following table shows the 50 countries in which we operated by region and the number of centers in each country as of December 31, 2001.

UK and Ireland                       Italy (9)             Ukraine (1)               China (5)
Ireland (2)                         Latvia (1)                                       Egypt (1)
UK (92)                         Luxembourg (1)                Americas              Israel (2)
                          The Netherlands (25)           Argentina (1)               Japan (4)
Rest of Europe                      Norway (3)              Brazil (7)            Malaysia (1)
Austria (4)                         Poland (4)               Chile (2)             Morocco (1)
Belgium (10)                      Portugal (3)              Mexico (7)         Philippines (2)
Czech Republic (3)                 Romania (1)              Panama (1)           Singapore (3)
Denmark (4)                         Russia (2)                Peru (1)        South Africa (6)
Finland (4)                Slovak Republic (1)                 US (99)            Tanzania (1)
France (22)                          Spain (9)              Canada (3)            Thailand (1)
Germany (36)                        Sweden (7)           Rest of World             Tunisia (1)
Greece (2)                     Switzerland (4)           Australia (4)             Vietnam (2)
Hungary (3)                         Turkey (1)          Azerbaijan (1)               Dubai (1)

     Our growth has enabled us to develop a broad customer base, although a large proportion of our customers, based on revenue, operate in sectors such as information technology, financial services, consultancy and telecommunications.

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

The Regus Strategy

     Our long term goal is to become the leading provider of high quality business services to the global economy. In bringing together people, property and technology, we aim to provide a complete outsourced workspace to our customers, allowing those customers to focus on their own businesses. The worldwide economic downturn adversely affected our business in 2001. The deterioration in trading conditions began in the US in the first quarter and by the end of the second quarter had spread to most of our European markets. The speed and severity of the downturn required us to modify our short term strategy in order to meet the challenges presented by prevailing economic conditions as follows:

     Suspension of New Center Openings

     In 2001 we spent (pound)128.5 million on capital expenditure most of which related to new centers. In addition, new centers made a negative contribution before exceptional items of (pound)25.3 million in 2001. We have decided that until trading conditions improve we will not commit to any new centers which require us to incur capital expenditure or start up losses. Accordingly, in the near term, any new centers will either be management contracts or franchise centers.

     Maximize Occupancy

     In view of the fixed nature of a large proportion of our cost base, our strategy is to maximize occupancy in our centers wherever possible. We have introduced a new pricing policy which offers our customers lower prices in return for longer term contracts, although this policy limits our ability to increase prices as conditions improve. In addition, in certain markets we have introduced additional incentives for limited time periods.

     Improve Customer Value Proposition

     We have restructured our products with a view to making them easier to understand and, therefore, easier to buy. We have developed a series of comprehensive packages covering voice and data connectivity and secretarial services which are all-inclusive and remove the need for any add-on costs. We have also successfully renegotiated certain elements of our variable costs such as telephones and have passed these reductions onto customers through lower prices.

     Continued Focus on the Cost Base

     We continue to look for opportunities to reduce both the variable and fixed cost base. In particular, we are trying wherever possible to renegotiate our leases to reduce rent. In addition, tight control over all discretionary expenditure remains a feature of our near term strategy.

     Over the longer term, our strategy remains unchanged with the following key elements:

     Further Develop the Regus Brand

     We believe that raising awareness of the benefits of using serviced offices and building a major international business services brand will further encourage use of our business centers by important corporate customers. In addition, we intend to leverage our brand and reputation for providing high quality fixtures, fittings and infrastructure in our centers.

     Improve the Yield from Existing Centers

     We seek to continue to increase the revenues and profitability of our existing business centers as they mature. We aim to achieve higher yields in the following ways: steady elimination of price discounts in line with improved occupancy, expanding the range and penetration of services offered to customers within each business center and extracting cost savings through our purchasing power.

     Actively Manage Risk

     Our business faces, among others, political, economic, liquidity and capital risks, due to our international growth. We aim to continue to manage such risks through the following mechanisms.

o At December 31, 2001, we had approximately 5,800 customers, spread across 50 countries. For the year ended December 31, 2001, no single customer accounted for more than 2% of our total revenue. Our broad customer base mitigates our risk of exposure to any one customer or market.

o We have entered into profit and risk sharing lease agreements with building owners, called "turnover leases" and "part-turnover leases", and we expect to enter into additional turnover and part-turnover leases. Under these arrangements, a property owner agrees to defer base rents payable on a new business center in exchange for future profit sharing if the business center successfully matures. At December 31, 2001, we had 21 turnover leases and 62 part-turnover leases which accounted for 5.1% and 15.2% of the total number of our business centers, respectively, and 4% and 13% of the total number of our workstations, respectively, at that date.

o We have established joint ventures and intend to establish additional joint ventures or make strategic arrangements with established property companies through which we share the costs associated with acquiring prime office locations for our business centers.

     Expand Internationally Through Franchising and Management Contracts

     We believe that the international expansion of our global network of business centers can be accelerated though the selective franchising of our brand and through the operation of management contracts. We will adopt franchising in all countries and regions throughout the world to add to our existing centers, so as to increase our geographic and locational presence. The adoption of both franchising and management contracts allows the company to secure income through royalties as well as the intangible benefit of a creating an expanded global network without additional capital cost.

     Management contracts will also prove an opportunity for us as the current economic climate may create opportunities for us by the placement of one of our centers in buildings and our appointment as the manager of that center on behalf of the building owner or landlord.

     Our franchising efforts are in their second year of operation and as at May 31, 2002, we have gained commitments for 66 additional Regus and Stratis centers to open over the next 5 years.

     The Stratis brand is intended to appeal to customers on a tighter budget than the traditional Regus customer. Hence, Stratis maintains an emphasis on serving local or regional businesses rather than multinational ones. Stratis was acquired in April 2001. See "Item 4. Information on the Company - History and Development of Regus plc.".

     We had 4 management contracts at December 31, 2001.

     Focus on Long Term Contracts.

     We believe that the impact of the economic downturn is making more organizations consider outsourcing their office requirements. For example, the following long term contracts have been signed in 2002: Damovo, the global communications solutions provider, has contracted with us for the provision of workstations over 5 years in the UK, Brazil and Slovakia; Compaq has taken space in the UK for more than 450 people in a contract worth over $34 million; Nokia agreed to transfer up to one fifth of its worldwide office locations to us within the next 3 to 5 years.

     We continue to discount our prices in order to win this business and increase the average length of our contracts. As a result our average contract length has increased 74% from 7.3 months in January 2001 to 12.7 months in May 2002. In the same period, the average price per workstation has fallen by 33% from (pound)722 to (pound)489.

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

     In 2001, we opened 71 centers and 16 franchised centers worldwide. As of December 31, 2001, we had 411 centers or 92,232 workstations worldwide.

     The products and services that we offer in our business centers include the following:

     Workstations

     Our principal business service, currently accounting for a substantial proportion of our revenues, involves agreeing to use one or a number of our workstations. Each workstation is in a fully equipped office with telecommunications systems, data transmission services, reception areas and supported, as needed, by trained receptionists and secretaries. A customer can use a flexible number of workstations that vary in size from a private office for a single individual to a large open plan office with multiple workstations. All our workstations are furnished to uniformly high standards. Customers can use workstations for any duration between one hour to ten years and beyond. Customers are billed monthly on an itemized invoice.

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

Sales and Marketing

      Our sales and marketing strategy, which involves a constant appraisal and improvement of product mix, investment in local advertising and a continuing focus on service quality, has been key to developing the Regus brand during 2001. During November 2001 we capitalized on the opportunity to increase brand awareness and grow concept understanding in key markets through the UK, via the second year of our title sponsorship of the Regus London Film Festival and Regus London Film Festival On Tour.

      Due to the events of September 11 and the subsequent postponement of the Ryder Cup, we were unable to further develop our brand awareness using this event. However, we will continue to sponsor the Ryder Cup in 2002.

     We market and sell our products and services around the world. As of December 31, 2001, we had approximately 285 employees engaged in sales and marketing across the globe. Our sales and marketing team aims to attract new customers, to develop and expand relationships with existing customers and to build a major business services brand. Our direct sales force includes 200 field sales executives assigned to individual business centers, 20 sales managers to manage the field sales executives, and 39 corporate account managers responsible for key customer accounts, plus a 6 person global account team. There are 20 people engaged in marketing.

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

      At December 31, 2001, we had approximately 5,800 customers, spread across 50 countries. Many of our customers are major international corporations. For the year ended December 31, 2001, no single customer accounted for more than 2% of our total revenue. Our customers are drawn from a wide range of industry sectors, including consulting, energy, financial services, information technology, media, pharmaceuticals and telecommunications.

Property and Supplier Relationships

      We consider the location of business centers to be of paramount importance and have generally positioned them in city centers, at important transportation hubs, such as major airports, and in business parks.

      In 2001, we continued to develop our global network by adding a further 87 centers including 16 franchises and by expanding 23 existing centers. We closed 11 centers. As a result of opening centers that are generally larger, we increased the number of workstations available at the end of the year by 44%, to 92,232, compared with 64,070 at the end of 2000. This rate of growth will not continue. We have signed no new leases since July 31, 2001, other than 7 leases as a result of existing contractual commitments, and 3 as a result of new Netspace contracts and we expect to open 25 (excluding franchised centers) new centers in 2002. To reflect this change of strategic direction, our international corporate development team has been reduced from 42 people at the end of 2000 to 8 people at the end of 2001.

      The corporate development team actively manages our relationships with major property owners throughout the world. Once we have decided to lease a property, our team of designers, contractors and suppliers works to build out the workstations and conference rooms to our consistently high standards.

      We continue to undertake renegotiations of the rental costs under our leases wherever commercially possible. We have had some success in this strategy, particularly in the US, where we expect to make cash savings of approximately $20 million (on an annualized basis) on total rental costs existing prior to these negotiations.

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

     In these difficult economic circumstances, we are seeing that traditional office space is a major competitive threat as landlords are more willing to offer incentives such as rent free periods or shorter leases. In addition, many companies have found themselves with surplus office space which they are seeking to sublet, at rates which are often below their own rent.

     Global Serviced Office Competitors

     HQ Global Workplaces, Inc. or HQ and, to a more limited extent, WWBCN, an association of independent business center operators based mainly in Europe and North America, are the only other serviced office providers with significant presences on more than one continent.

     HQ filed for bankruptcy reorganization under Chapter 11 of the US Bankruptcy Reform Act of 1978 on March 13, 2002. We expect that HQ's financial difficulties will result in the substantial reduction of the number of its centers.

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

     Local Serviced Office Competitors

     Within many countries where we operate, a large number of small, entrepreneurial businesses operate serviced offices. These local businesses tend to target smaller and less established companies and typically offer business centers with fewer services than we do. As a result, we do not generally regard these providers as a competitive threat for the near term. However, we anticipate that as the market consolidates or as alliances emerge in the longer term, some of these local businesses may represent more serious competition.

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

     We have acquired trademark registration of the name "Regus" and the "Regus" logo in the countries in which we have more established operations such as the UK and other countries in Europe. We have made applications to register the name "Regus" and the "Regus" logo as trade marks in a number of countries in which we have recently begun to operate, or propose to franchise. In the US, we have acquired trademark registrations of "Regus" and the "Regus" logo and we have made applications to register "Touchdown" and "Netspace".

     To date, we have not received any material notifications of trademark infringement.


                            ORGANIZATIONAL STRUCTURE

     Regus plc is the holding company for a number of subsidiaries which are our operating companies. The following is a list of our significant subsidiaries at May 31, 2002. Save where stated otherwise, each subsidiary is wholly owned by us.

                                                       Jurisdiction of              % of equity
Company                                                Incorporation             and votes held
-------                                                -------------             --------------
Regus Business Center SA                               Argentina                            100
Regus Centers Pty Ltd                                  Australia                            100
Regus Business Center GmbH                             Austria                              100
Skyport Brussels NV                                    Belgium                              100
Regus Business Center SA                               Belgium                              100
Regus Belgium NV                                       Belgium                              100
Regus do Brasil Ltda                                   Brazil                               100
Regus Business Center Ltd                              Canada                               100
Regus Business Centers Canada LP +++                   Canada                                60
Regus Business Center Chile Ltda                       Chile                                100
Regus Business Service Co Ltd                          China                                 95
Regus Business Services (Shanghai) Ltd                 China                                100
Regus Colombia Ltda                                    Colombia                             100
Regus Business Center sro                              Czech Republic                       100
Regus Copenhagen ApS                                   Denmark                              100
Regus Business Center (Egypt)                          Egypt                                100
Host Regus Ltd                                         England                              100
Regus Business Centres (Holdings) Ltd*                 England                              100
Regus Business Center Trading Ltd +                    England                              100
Regus Business Centers (UK) Ltd                        England                              100
Regus City Ltd                                         England                              100
Regus Management Limited                               England                              100
Regus (UK) Limited                                     England                              100
Park Business Centers Ltd +++                          England                               50
Regus Investments Ltd                                  England                              100
Regus Finland Oy                                       Finland                              100
Regus Paris SA                                         France                               100
Regus Roissy SA                                        France                               100
Regus Business Center GmbH                             Germany                              100
Regus Hellas SA                                        Greece                               100
Regus Business Center Ltd                              Hong Kong                            100
Regus Central Europe Trading and Servicing Ltd         Hungary                              100
Regus Kft                                              Hungary                              100
Europa Business Center Ltd                             Ireland                              100
Regus Ireland Ltd                                      Ireland                              100
Regus Finance                                          Ireland                              100
Regus Franchise International Limited                  Ireland                              100
Regus Business Centers Ltd                             Israel                               100
Regus Business Center Srl                              Italy                                100
Regus Business Center Italia SpA +++                   Italy                                 65
Regus Japan KK                                         Japan                                100
Regus Korea Limited                                    Korea                                100
SIA Regus Business Center                              Latvia                               100
Regus Luxembourg SA                                    Luxembourg                           100
Regus Centers Sdn Bhd                                  Malaysia                             100
Regus Business Center SA de CV                         Mexico                               100
Regus Services SA de CV                                Mexico                               100
Regus Maroc SARL                                       Morocco                              100
Regus Amsterdam BV                                     Netherlands                          100
Skyport International BV                               Netherlands                          100
Regus Business Center BV                               Netherlands                          100
Regus International Holdings BV ++                     Netherlands                           60




                                                       Jurisdiction of              % of equity
Company                                                Incorporation             and votes held
-------                                                -------------             --------------
Satellite Business Center Schiphol BV                  Netherlands                          100
Skyport Business Services NV                           Netherlands                          100
Regus Business Services Ltd                            Northern Ireland                     100
Regus Business Center Oslo AS                          Norway                               100
Regus Business Center (Panama) SA                      Panama                               100
Regus Business Center (Peru) SA                        Peru                                 100
Regus Centers Inc                                      Philippines                          100
Regus Business Center SP zoo                           Poland                               100
Regus Business Center Ltda                             Portugal                             100
Regus Business Center (Romania) SRL                    Romania                              100
LLC Regus Business Center                              Russia                               100
Regus Centers Pte Ltd                                  Singapore                            100
Regus Business Services Marina Pte Ltd                 Singapore                            100
Regus Singapore Business Centre Pte Ltd                Singapore                            100
Regus Business Center Bratislava sro                   Slovakia                             100
Regus Business Center SA                               Spain                                100
Business Center Gothenburg AB                          Sweden                               100
Business Center Stockholm AB                           Sweden                               100
Regus Business Center (S) SA                           Switzerland                          100
Regus Business Center (Tanzania) Ltd                   Tanzania                             100
Regus Center (Thailand) Ltd                            Thailand                             100
Regus Tunisie SARL                                     Tunisia                              100
Regus Is Merkezi Isletmeciligi Ltd Sirketi             Turkey                               100
Regus Business Centers (Ukraine)                       Ukraine                              100
Regus Business Center Corp                             USA                                  100
Regus Crescent Business Centers LLC +++                USA                                   50
Regus Duke-Weeks Business Centers LLC +++              USA                                   50
Regus Equity Business Centers LLC +++                  USA                                   50
Stratis Business Centers, Inc                          USA                                  100
Regus Venezuela C.A.                                   Venezuela                            100
Regus Center (Vietnam) Ltd                             Vietnam                              100

*   Regus plc owns these subsidiaries directly.
+   Our Azerbaijan business operates as a branch of this company.
++ Our South Africa business operates as a branch of this company. +++ Joint ventures.


                                   PROPERTIES

     We consider the location of our business centers to be of paramount importance and we have generally restricted the placement of our business centers to city centers, important transportation hubs, such as major airports, and business parks. We have an international property team, which actively manages our relationships with major property owners worldwide. Once we have decided to lease a property, our team of designers, contractors and suppliers work to build out the workstations and conference rooms to the consistently high quality expected from our business centers.

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

     As at December 31, 2001, of our total number of leases, including commitments, 22.9% were located in the UK and Ireland, 42.7% were located in the Rest of Europe, 26.3% were located in the Americas and 8.1% were located in the Rest of World.

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

     Notwithstanding the difficulty in negotiating reductions in rent on conventional leases, we have undertaken a large number of renegotiations of lease terms. These renegotiations have been most successful in the US, where we have seen a reduction in rent of approximately $20 million (on an annualized basis) during the course of 2002. This success reflects the fact that we have expanded our US business more rapidly than in any other region in the last two years, which has resulted in a higher proportion of leases in this region which are at or above market rent.

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

As at December 31, 2001, Regus operated 411 business centers, operated under various methods as follows:

     o We had 293 conventional leases which accounted for 71% of the total number of our business centers. A further 64 business centers were held on part turnover leases or 16% of the total, while full turnover leases accounted for 18 business centers or 4% of the total. Joint venture centers accounted for a further 18 centers (4% of the total), management contracts accounted for 4 centers (1%) and franchise agreements accounted for 16 centers (4%).

     o If measured by workstations, conventional leases accounted for 78% of the total, part turnover leases 14%, full turnover leases 2%, joint ventures 5% and management agreements 1%.

     o If measured by rent payable for accounting purposes, conventional leases account for 78% of the total, whilst part turnover leases and full turnover leases are 14% and 1%, respectively. Joint ventures account for 7% of the total. Regus does not pay rent in respect of management contracts or franchises.

     o If measured on the basis of our revenue, conventional leases account for 77% of the total, part turnover leases 17%, full turnover leases 2% and joint ventures 4%. Management contracts and franchising agreements account for 1% of our revenue.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

                               OPERATING RESULTS

     The following discussion of our financial condition and results of operation should be read in conjunction with the consolidated financial statements and notes, included elsewhere in this document. Our consolidated financial statement are prepared in accordance with UK GAAP which differs from US GAAP as discussed in note 28 to the consolidated financial statements. This discussion contains forward looking statements based upon current expectations which involve risks and uncertainties. Actual results and timing of events may differ significantly from those projected in these forward looking statements due to a number of factors, including those set forth in this document in the section "Risk Factors" and elsewhere in this document.

Overview

     We are a provider of high quality, business services to the global economy. Our international network of adaptable business centers allows our customers to outsource completely or in part their workspace requirements. Our business center offerings include a client driven mix of workstations, conference rooms and related support services, such as video conferencing, telecommunications, Internet connectivity and reception and secretarial services. Customers can use all or part of our business centers for durations of one hour to over ten years.

     Our serviced business centers represent an alternative to traditional office space. Located in downtown business districts, suburban office parks and near transportation gateways, we can tailor our business centers to a variety of customer requirements. These business services offer advantages of convenience, flexibility, immediate availability and cost over traditional office leasing.

     The following table sets forth, for the periods indicated, the number of our centers, workstations, countries in which we have centers and employees.

                                     Year ended December 31,
                          -----------------------------------------------
                              1999             2000             2001
                          --------------   --------------    ------------
Centers(1)...............        245(2)           335(3)          411(4)
Workstations(5)..........     29,777           50,333          76,540
Countries................         45               48              50
Employees(6).............      1,492            2,101           2,656


(1)  At period end.  Including closed centers through the periods up to closure.

(2) Includes 91 centers opened, including 2 centers owned by our joint venture with Equity Office Properties Trust, 3 centers closed and 18 centers expanded during 1999.

(3)  Includes 3 centers closed and 17 centers expanded during 2000.

(4)  Includes 11 centers closed and 23 centers expanded during 2001.

(5)  Represents weighted average available workstations for the period.

(6)  Average total employees for the period.

     Due to our rapid expansion during the four years ended December 31, 2001, comparisons with prior periods may not be meaningful.

     Our network of centers includes franchises, joint ventures and management contracts in line with our new growth strategy.

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

     Our revenue is largely dependent upon the number of workstations (as defined below), the price per workstation paid by our customers, occupancy rates and any additional services used by our customers. Our prices are subject to any regional differences as described under "--Geographic Region". During 2001 we implemented a new global pricing model that discounts prices for long-term contracts. This policy has resulted in an increase in average contract length (in months) of 74% from 7.3 in January 2001 to 12.7 in May 2002 with prices decreasing 33% from (pound)722 to (pound)489 for the same period. This had the effect of increasing the number of occupied workstations and strengthening our forward order book but reducing our margins.

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

     The principal cost of sales is the leasing of the property. We lease office space either through conventional leases or turnover leases. The rent payable by us on turnover leases is wholly or partially conditional on the profitability of the center. For a description of turnover and part-turnover leases, see "Item 4. Information on the Company -- Properties". For turnover leases, we estimate the likely base rent payable based on performance in the period up to the first break point in the lease for the tenant and, for accounting purposes, this estimated base rent is spread on a straight line basis over that period. Any subsequent changes in estimates are spread over the remaining period to the same break point in the lease. In the case of full turnover leases, rent is due and payable based upon the profitability of the center. The lease specifies a base rent, which is due and payable once a cumulative operating surplus has been achieved. In the case of partial turnover leases, the specified base rent is due and payable on a guaranteed basis, with the remainder due and payable once a cumulative surplus has been achieved. Amounts payable in respect of profit shares are accrued once a sufficient net surplus has been made which would result in a profit share being paid. Any incentives or rent free periods on conventional leases and the conventional element of part-turnover leases are spread on a straight line basis over the period to the first market rent review or first break point in the lease, whichever is shorter, so that the amounts charged to the income statement are the same each year over that period. Of the total rent expense for the year ended December 31, 1999, 2000 and 2001 of (pound)71.8 million, (pound)125.1 million and (pound)187.1 million, respectively, the profit share element was (pound)2,473,000, (pound)6,434,000 and (pound)5,612,000, respectively. The decrease of the profit share element from 2000 to 2001 is due to the adverse economic conditions.

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

     Occupancy

     The following table sets forth, for the periods indicated, the weighted average occupancy of our business centers on an established vs. new center basis. We calculate occupancy of each business center on a month-end basis. The weighted average occupancy percentage is calculated by dividing the total number of occupied workstations by the total number of available workstations. A workstation is deemed to be occupied if it has income in the month, unless such income is in respect of contracts of less than one month in duration.

                                         Year ended December 31,
                              ----------------------------------------------
                                 1999              2000              2001
                              -----------       -----------       ----------
                                  %                  %                 %
Established centers..........     78                 83                69
New centers..................     51                 60                40

     The weighted average occupancy of our new and established centers decreased in 2001 as a result of the sharp economic downturn in the US at the start of the year which subsequently deepened and spread to other markets during the year.

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

     Currency Fluctuations

     As we conducted business in 50 countries as at December 31, 2001, a substantial portion of our revenue and costs is derived from countries outside the UK and therefore in currencies other than pounds sterling. In 2001, approximately 58% of our revenue was denominated in currencies other than pounds sterling. For a more detailed description of our exposure to currency fluctuations, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk--Foreign Currency Exchange Rate Risk".

Results of Operations

     Year ended December 31, 2001 vs. Year ended December 31, 2000

     The following table sets forth, for the periods indicated, our revenue, center contribution before exceptionals and workstations (i.e., weighted average number of available workstations) by geographic region.

                                                        Year ended December 31,
                     ------------------------------------------------------------------------------------------------
                                         2000                                             2001
                     ----------------------------------------------  ------------------------------------------------
                                      Center                                           Center
                      Revenue      Contribution      Workstations     Revenue       Contribution      Workstations
                     -----------  ----------------  ---------------  -----------   ---------------  -----------------
                                                 (in (pound)millions except workstations)

    UK & Ireland...       188.6              59.6           17,568        213.6              59.4             23,524
    Rest of Europe.       118.9              29.2           17,565        151.9              24.9             26,089
    Americas.......        86.5              13.9           10,900        113.7             (10.0)            21,494




                                                        Year ended December 31,
                     ------------------------------------------------------------------------------------------------
                                         2000                                             2001
                     ----------------------------------------------  ------------------------------------------------
                                      Center                                           Center
                      Revenue      Contribution      Workstations     Revenue       Contribution      Workstations
                     -----------  ----------------  ---------------  -----------   ---------------  -----------------
                                                 (in (pound)millions except workstations)

    Rest of World..        27.1              (2.4)           4,300         33.4               3.5              5,433
                     -----------  ----------------  ---------------  -----------   ---------------  -----------------
    Total..........       421.1             100.3           50,333        512.6              77.8             76,540
                     -----------  ----------------  ---------------  -----------   ---------------  -----------------

     The following table sets forth, for the periods indicated, our revenue, center contribution before exceptionals and workstations by established centers vs. new centers.

                                                        Year ended December 31,
                     ------------------------------------------------------------------------------------------------
                                         2000                                             2001
                     ----------------------------------------------  ------------------------------------------------
                                      Center                                           Center
                      Revenue      Contribution      Workstations     Revenue       Contribution      Workstations
                     -----------  ----------------  ---------------  -----------   ---------------  -----------------
                                                 (in (pound)millions except workstations)

    Established
    centers..........     293.6              92.3           30,941        410.8             103.1             51,932
    New centers......     127.5               8.0           19,392        101.8            (25.3)             24,608
                     -----------  ----------------  ---------------  -----------   ---------------  -----------------
    Total............     421.1             100.3           50,333        512.6              77.8             76,540
                     -----------  ----------------  ---------------  -----------   ---------------  -----------------

      Revenue

      Revenue on a global basis increased 22% to (pound)512.6 million (2000:
(pound)421.1 million), with weighted average workstations increasing 52% to 76,540 (2000: 50,333). As a result, total revenue per available workstation ("REVPAW") decreased 20% to (pound)6,697 (2000: (pound)8,366). In 2001, we opened 71 new centers and our first 16 franchised centers, expanded 23 existing centers and closed 11 centers.

      Revenue from established centers increased 40% to (pound)410.8 million in 2001 from (pound)293.6 million in 2000 and weighted average workstations in our established centers increased 68% to 51,932 in 2001 from 30,941 in 2000. REVPAW in established centers decreased by 17% to (pound)7,910 (2000: (pound)9,489), principally due to the decrease in occupancy in 2001. Revenue from new centers decreased 20% to (pound)101.8 million while workstations in new centers increased 27% to 24,608 in 2001 from 19,392 in 2000. REVPAW in our new centers decreased to (pound)4,137 in 2001 from (pound)6,575 in 2000, primarily due to the drop in occupancy in new centers to 40% in 2001 from 60% in 2000. Included in revenues in 2001 is (pound)0.9 million (2000: (pound)nil) of franchise income, derived from royalties and franchise fees.

      Revenue in the UK and Ireland increased 13% to (pound)213.6 million (2000: (pound)188.6 million), with workstations increasing 34% to 23,524. REVPAW decreased to (pound)9,080 (2000: (pound)10,736) principally due to the drop in occupancy during 2001. In 2001, we opened 13 new centers, one of which was part of a joint venture.

     Revenue in the rest of Europe increased 28% to (pound)151.9 million (2000:
(pound)118.9 million), with workstations increasing 49% to 26,089 in 2001. In 2001, we opened 26 centers in the Rest of Europe, including seven in Benelux, six in France, 3 in Germany and 3 in Italy.

     Revenue in the Americas increased 31% to (pound)113.7 million in 2001 from (pound)86.5 million in 2000 with workstations increasing 97% to 21,494 in 2001. In 2001, we opened 28 new centers in the Americas, including 21 in the US, 1 in Brazil and 2 in Mexico.

     Revenue in the Rest of World increased 23% to (pound)33.4 million in 2001 from (pound)27.1 million in 2000, with workstations increasing 26% to 5,433. In 2001, we opened 4 centers in Singapore, the Philippines, Israel and for the first time a center in Dubai.

      Center Contribution

      Center contribution on a global basis decreased 22% to (pound)77.8 million (2000: (pound)100.3 million). This decrease reflects the increasing trend towards price discounted, longer term contracts with the average contract increasing from 6.5 months in 2000 to 11.1 months in 2001.

      Contribution from established centers increased 12% to (pound)103.1 million, primarily as a result of a the 68% increase in workstations to 51,932. The contribution margin (contribution as a percentage of revenue) from established centers fell by 6% to 25% between 2000 and 2001. Contribution from new centers decreased to negative (pound)25.3 million in 2001 from positive (pound)8.0 million in 2000.

     Center contribution in the UK and Ireland remained constant at(pound)59.4 million (2000: (pound)59.6 million). Contribution margin in the UK and Ireland decreased to 28% (2000: 32%), primarily as a result of the increase in average contract lengths.

      Center contribution in mainland Europe decreased 15% to (pound)24.9 million, with contribution margin decreasing to 16% (2000: 25%). The decreases were principally due to the increase in average contract lengths.

      Contribution in the Americas decreased to a loss of (pound)10.0 million (2000: contribution of (pound)13.9 million). This decrease was as a result of the significant economic downturn in the region during 2001.

      A contribution of (pound)3.5 million was recorded in the Rest of the World for 2001 from a loss in 2000 of (pound)2.4 million. This was principally attributable to the maturing of existing centers.

     Administrative Expenses

     The following table sets forth, for the periods indicated, our administrative expenses.

                                                 Year ended December 31,
                                             ---------------------------------
                                                 2000                  2001
                                             -----------          ------------
                                                     (in(pound)millions)
     Sales and marketing costs..............        43.5                  48.2
     Regional and central overheads.........        43.3                  43.1
                                             -----------          ------------
     Total administrative expenses..........        86.8                  91.3


      Total administrative expenses before exceptional items increased 5% to (pound)91.3 million in 2001. As a percentage of revenues, however, administrative expenses decreased from 21% in 2000 to 18% in 2001, reflecting increased efficiencies arising from the restructuring and our strategy of focusing on countries and markets in which we had existing centers. Sales and marketing costs increased 11% to (pound)48.2 million in 2001 (or 53% of total administrative expenses) from (pound)43.5 million in 2000 (or 50% of total administrative expenses). Regional and central overheads decreased 1% to (pound)43.1 million in 2001 (or 47% of total administrative expenses) from (pound)43.3 million in 2000 (or 50% of total administrative expenses).

Exceptional Item

      Included in the results for 2001 are the exceptional charges totalling (pound)90.5 million (2000: (pound)9.5 million). The exceptional charges fall into the following categories:

      Restructuring and redundancy costs ((pound)5.4 million) - As part of an aggressive attack on its cost base, we have reviewed staffing levels across all regions and all functions. We have reduced headcount by 800, representing approximately 24% of the total workforce.

      Reduction in workstation capacity ((pound)37.4 million) - We have has reviewed the prospects for each of our centers in light of current market conditions. We have decided to reduce capacity by 9,700 workstations, representing 11% of the network. The exceptional charge includes costs associated with provisions for the onerous (i.e. loss making) element of our leasehold obligations and asset impairments.

      Write-down of investment in own shares ((pound)32.6 million) - As mentioned in the second quarter results, the Directors have determined that, in the circumstances, the carrying value of the investment in our own shares should be written down to 21p a share, which was the market value on September 30, 2001. This was offset by a writeback of (pound)8.8 million for the reduced cost of granting reward options.

      Write-down of software development assets ((pound)4.6 million) - The Directors have reviewed the estimated useful life of external development costs and determined to write off the remainder of these costs.

      Fees in respect of aborted merger with HQ Global Workplaces ((pound)3.3 million) - These are the costs associated with the aborted merger of Frontline Capital Group and HG Global Workplaces.

      Write-down of acquisition goodwill ((pound)4.9 million) - The Directors have determined that there has been an impairment to the value of goodwill arising from acquisitions and, accordingly, that the goodwill be written down.

      Non-recoverable Ryder Cup expenditure ((pound)2.3 million) - These costs relate to the postponement of the 2001 Ryder Cup, for which we were a principal sponsor.

     Operating (Loss) Profit

     The following table sets forth, for the periods indicated, our operating profit (loss) by geographic region.

                                         Year ended December 31,
                                 -------------------------------------
                                      2000                    2001
                                 -------------           -------------
                                          (in (pound)millions)
UK & Ireland....................          33.7                    32.4
Rest of Europe..................           1.1                    (7.7)
Americas........................         (16.2)                  (58.3)
Rest of World...................         (11.8)                   (1.2)
Other office costs..............          (3.9)                  (74.7)
                                 -------------           -------------
Total...........................           2.9                  (109.5)
                                 -------------           -------------

     Our operating loss on a global basis was (pound)109.5 million in 2001, a decrease from an operating profit of (pound)2.9 million in 2000. The loss for the year is principally due to the (pound)90.5 million exceptional item and a decrease of 22% in center contribution.

     Net Interest Payable

     The following table sets forth, for the periods indicated, our net interest payable.

                                                        Year ended December 31,
                                                     ---------------------------
                                                         2000           2001
                                                     ----------      -----------
                                                        (in (pound) millions)
Interest expense on overdrafts and loans...........         7.7             0.8
Interest expense on finance leases.................         2.9             3.3
Interest income....................................        (3.9)           (3.9)
Share of joint venture net interest payable........         0.1             0.3
                                                     ----------      -----------
Net interest payable                                        6.8             0.5
                                                     ----------      -----------

      Interest payable decreased substantially in 2001 compared to 2000 primarily due to the decrease in the interest payable on our (pound)100 million senior secured multi-currency secured loan facility which was repaid from the proceeds of our initial public offering in October 2000.

     Tax on Loss on Ordinary Activities

     The following table sets forth, for the periods indicated, our tax on loss on ordinary activities.

                                                 Year ended December 31,
                                            ----------------------------------
                                                2000                  2001
                                            ------------         -------------
                                                 (in (pound) millions)
UK tax......................................        5.2                   5.7
Overseas tax................................        4.7                   4.4
                                            -----------          ------------
Tax on loss on ordinary activities..........        9.9                  10.1
                                            -----------          ------------

     Despite our overall loss making position in 2000 and 2001, we provided for tax liabilities in both periods, primarily because tax liabilities arose on profits arising in the UK, Ireland and seven continental European countries. However, these taxable profits could not be offset by tax losses in all other countries where we operate. The majority of our operating companies have tax losses available to carry forward against future profits. In some countries, there are time restrictions on the carry forward of such losses. We expect to adopt the UK Financial Reporting Standard FRS 19 (Deferred Tax) with effect from January 1, 2002.

   Year ended December 31, 2000 vs. Year ended December 31, 1999

     The following table sets forth, for the periods indicated, our revenue, center contribution and workstations (i.e., weighted average number of available workstations) by geographic region.

                                                        Year ended December 31,
                     ------------------------------------------------------------------------------------------------
                                          1999                                             2000
                     -----------------------------------------------  -----------------------------------------------
                                      Center                                           Center
                      Revenue      Contribution      Workstations      Revenue      Contribution      Workstations
                     -----------  ----------------  ---------------   -----------  ---------------  -----------------
                                                   (in (pound)millions except workstations)
    UK & Ireland....      102.9              20.2           12,324         188.6             59.6             17,568
    Rest of Europe..       73.7              10.8           12,276         118.9             29.2             17,565
    Americas........       15.6              (6.0)           3,218          86.5             13.9             10,900
    Rest of World...        8.4              (7.9)           1,959          27.1             (2.4)             4,300
                     -----------  ----------------  ---------------   -----------  ---------------  -----------------
    Total...........      200.6              17.1           29,777         421.1            100.3             50,333
                     -----------  ----------------  ---------------   -----------  ---------------  -----------------

     The following table sets forth, for the periods indicated, our revenue, center contribution and workstations by established centers vs. new centers.

                                                     Year ended December 31,
                     ------------------------------------------------------------------------------------------------
                                               1999                                          2000
                     ----------------------------------------------  ------------------------------------------------
                                      Center                                           Center
                      Revenue      Contribution      Workstations      Revenue      Contribution      Workstations
                     -----------  ----------------  ---------------   -----------  ---------------  -----------------
                                                   (in (pound)millions except workstations)
    Established
    centers..........      134.0            41.7            16,772         293.6             92.3             30,941
    New centers......       66.6           (24.6)           13,005         127.5              8.0             19,392
                     -----------  ----------------  ---------------   -----------  ---------------  -----------------
    Total............      200.6            17.1            29,777         421.1            100.3             50,333
                     -----------  ----------------  ---------------   -----------  ---------------  -----------------

      Revenue

      Revenue on a global basis increased 110% to (pound)421.1 million (1999:
(pound)200.6 million), with weighted average workstations increasing 69% to 50,333 (1999: 29,777). As a result, total revenue per available workstation ("REVPAW") increased 24% to (pound)8,367 (1999: (pound)6,737). In 2000, we opened 93 new centers, including 12 centers in joint ventures, expanded 17 existing centers and closed three centers.

      Revenue from established centers increased 119% to (pound)293.6 million in 2000 from (pound)134.0 million in 1999 while weighted average workstations in our established centers increased 84% to 30,941 in 2000 from 16,772 in 1999. Accordingly, REVPAW in established centers increased to (pound)9,489 (1999:
(pound)7,990), principally due to an increase in both pricing and occupancy. Revenue from new centers increased 92% to (pound)127.5 million and workstations in new centers increased 49% to 19,392 in 2000 from 13,005 in 1999. REVPAW in our new centers increased to (pound)6,578 in 2000 from (pound)5,121 in 1999 because we opened new centers in higher-priced markets and achieved faster fill rates.

     Revenue in the UK and Ireland increased 83% to (pound)188.6 million (1999:
(pound)102.9 million), with workstations increasing 43% to 17,568. REVPAW increased to (pound)10,736 (1999: (pound)8,350). In 2000, we opened 17 new centers, one of which was part of a joint venture, in the UK and Ireland, including four in central London.

     Revenue in the rest of Europe increased 61% to (pound)118.9 million in 2000 from (pound)73.7 million in 1999 and workstations in the Rest of Europe increased 43% to 17,565 in 2000 from 12,276 in the same period. REVPAW increased to (pound)6,769 in 2000 from (pound)6,004 in 1999. In 2000, we opened 27 centers in the Rest of Europe, including eight in Benelux, two in France, eight in Germany and three in Spain.

     Revenue in the Americas increased 455% to (pound)86.5 million in 2000 from (pound)15.6 million in 1999 primarily due to a 239% increase in workstations in 2000. In 2000, we opened 31 new centers in the Americas, including 26 in the US, 1 in Brazil and 3 in Mexico. We also opened 11 additional centers in the US in joint ventures.

     Revenue in the Rest of World increased 223% to (pound)27.1 million in 2000 from (pound)8.4 million in 1999 primarily due to a 119% increase in workstations in 2000. In 2000, we opened 10 centers including three centers in Australia, two in Japan and, for the first time, a center in each of Azerbaijan, Egypt and Tunisia.

     Center Contribution

     Center contribution on a global basis increased 486% to (pound)100.3 million (1999: (pound)17.1 million). This increase is principally as a result of a 110% increase in revenue, offset in part by a 75% increase in cost of sales to (pound)320.8 million (1999: (pound)183.5 million). In our most important markets, particularly the UK, western Europe and the US, there was strong demand which resulted in new centers filling more quickly, in opportunities for price increases and in comparatively high levels of occupancy.

      Contribution from established centers increased 122% to (pound)92.3 million, primarily as a result of an 84% increase in workstations, to 30,941. The contribution margin (contribution as a percentage of revenue) from established centers remained stable at 31%. Contribution from new centers increased to (pound)8.0 million (1999: loss of (pound)24.6 million), reflecting our strategy of focusing our new center opening program on countries in which we already operate. As a result, start-up costs of new centers were substantially reduced.

     Center contribution in the UK and Ireland increased 195% to (pound)59.6 million (1999: (pound)20.2 million). The contribution margin in the UK and Ireland increased to 32% (1999: 20%), primarily as a result of higher occupancy and prices. The UK and Ireland continue to benefit from favourable economic conditions and a comparative shortage of office space, particularly in central London.

     Center contribution in mainland Europe increased 170% to (pound)29.2 million, with margin increasing to 25% (1999: 15%). By focusing on opening new centers only in countries where we had existing centers, the region benefited from reduced start-up costs compared with the previous year, as well as from particularly strong markets in western European capital cities.

     Contribution in the Americas increased to(pound)13.9 million (1999: loss of(pound)6.0 million). This was principally attributable to the maturing of existing centers.

     Losses in the Rest of the World decreased to (pound)2.4 million (1999: loss of (pound)7.9 million), primarily as a result of reducing the number of new center openings from 13 in 1999 to nine in 2000.

     Administrative Expenses and Exceptional Item

     The following table sets forth, for the periods indicated, our administrative expenses.

                                               Year ended December 31,
                                          ----------------------------------
                                             1999                    2000
                                          ----------              ----------
                                                 (in (pound)millions)
Sales and marketing costs...............     34.0                    43.5
Regional and central overheads..........     26.1                    43.4
Total administrative expenses...........     60.1                    86.9
Exceptional item........................      5.1                     9.5

      Total administrative expenses increased 45% to (pound)86.9 million, largely as a result of our substantial investment in sales, marketing and administrative infrastructure needed to support our expanding network. As a percentage of revenues, however, administrative expenses decreased to 21% for the year (1999: 30%), reflecting increased efficiencies arising from our strategy of focusing on countries and markets in which we had existing operations. Sales and marketing costs increased 28% to (pound)43.5 million (1999: (pound)34.0 million). Regional and central overheads increased 66% to (pound)43.4 million (1999: (pound)26.1 million). This was principally attributable to an increase in the number of employees in our headquarters and regional network, from 258 in 1999 to 292 in 2000.

      The (pound)9.5 million exceptional item in 2000 relates to the costs associated with the reduction of the exercise price of the Reward Options granted in the Team Member Share Plan. The original exercise price was (pound)1.455 per share, which was written down to (pound)0.05 per share following the successful Initial Public Offering. The (pound)5.1 million exceptional item in 1999 related to costs in connection with the postponed flotation.

     Operating (Loss) Profit

     The following table sets forth, for the periods indicated, our operating
(loss) profit by geographic region.

                                                      Year ended December 31,
                                                    ----------------------------
                                                       1999            2000
                                                    ---------       ---------
                                                       (in (pound)millions)
UK & Ireland ........................................    4.8            36.7
Rest of Europe ......................................  (10.5)            3.8

Americas.............................................  (19.8)          (14.6)
Rest of World .......................................  (15.7)          (11.6)
Other Office Costs ..................................   (1.8)           (1.9)
Exceptional item.....................................   (5.1)           (9.5)
                                                     --------        --------
Total................................................  (48.1)            2.9
                                                     --------        --------

     Our operating profit on a global basis increased to (pound)2.9 million in 2000 from negative (pound)48.1 million in 1999. This increase is principally due to the 486% increase in center contribution, offset in part by the 45% increase in administrative expenses in 2000 compared to 1999. Exchange rate movements caused a (pound)1.1million decrease in operating profit in 2000.

     Net Interest Payable

     The following table sets forth, for the periods indicated, our net interest payable.

                                                 Year ended December 31,
                                                 -----------------------
                                                   1999           2000
                                                  ------         ------
                                                   (in (pound)millions)
Interest expense on overdrafts and loans.........   7.5            7.8
Interest Expense on finance leases...............   3.0            2.9
Interest income..................................  (3.7)          (3.9)
                                                  ------         ------
Net Interest payable.............................   6.8            6.8
                                                  ------         ------

     Interest payable is principally affected by (pound)100 million senior multi-currency secured loan facility. This facility was repaid from the proceeds of the initial public offering. Interest income comprised interest on cash held in deposits generated from organic growth of our business and the excess portion of debt drawn down from our multi-currency secured loan facility.

     Tax on Loss on Ordinary Activities

     The following table sets forth, for the periods indicated, our tax on loss on ordinary activities.

                                                 Year ended December 31,
                                                 -----------------------
                                                   1999           2000
                                                  ------         ------
                                                   (in (pound)millions)
UK tax...........................................   0.2            5.2
Overseas tax.....................................   1.3            4.7
                                                  -----          -----
Tax on loss on ordinary activities...............   1.5            9.9
                                                  -----          -----

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

Contractual Obligations

     The following sets out our contractual obligations as at December 31, 2001:

                                          Total      Within 1       Between 1       After 5
                                                        year       and 5 years       years
                                        -----------  -----------  --------------  ------------
                                                           (in(pound)millions)
Operating lease commitments............  1,749,979      221,354         780,224       748,401
Unconditional purchase obligations.....      5,246        5,246               -             -
Obligations under finance leases.......     37,973       17,370          20,111           492

     The operating lease commitments are in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years. The unconditional purchase obligations represent contracts placed for future capital expenditure in respect of new centers openings in 2002. The obligations under finance leases are in respect of office equipment.

Recently Issued Accounting Announcements

UK GAAP

Accounting Policies

     Following the application of Financial Reporting Standard 18 (FRS 18), an entity is required to adopt accounting policies appropriate to its particular circumstances in order to give a true and fair view, to review these policies regularly to ensure they remain appropriate and sufficient information is disclosed in the financial statements to ensure users to understand the accounting policies and how they are implemented. The adoption of FRS 18 has not resulted in any changes in disclosure nor to the reported profits and shareholders' funds in either the 2000 or 2001 financial years.

Deferred Tax Asset

     Following the application of Financial Reporting Standard 19 (FRS 19), an entity is required to recognize deferred tax in respect of all timing differences that result in an obligation to pay more tax, or a right to pay less tax, in the future as a result of past events. FRS 19 will be implemented in the year ended December 31, 2002 and preliminary investigation indicates that it will not have a material effect on our results.

US GAAP

Goodwill and Intangible Assets

     In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

     We were required to adopt the provisions of SFAS No. 141 immediately and SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS No. 142.

     SFAS No. 141 will require upon adoption of SFAS No. 142, that we evaluate our existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, we will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, we will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle.

     In connection with the transitional goodwill impairment evaluation, SFAS No. 142 will require us to perform an assessment of whether there is an indication that goodwill and equity-method goodwill is impaired as of the date of adoption. To accomplish this we must identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. We will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent that a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and we must perform the second step of the transitional impairment test. In the second step, we must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in our statement of earnings.

     Any unamortized negative goodwill and negative equity-method goodwill existing at the date SFAS No. 142 is adopted must be written off as the cumulative effect of a change in accounting principle.

     At March 31, 2002, we were required to segregate and specifically identify intangible assets into goodwill and other intangible assets. Intangible assets recorded in our consolidated financial statements comprise only goodwill. In addition, because of the extensive effort required to comply with SFAS No. 141 and 142, it is not practicable to reasonably estimate the impact of any transitional impairment losses required to be recognized as the cumulative effect of a change in accounting principle at the date of this document.

Asset Retirement Obligations

     Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143), addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated asset retirement costs.

     The FASB began this project in 1994 to address the accounting for the costs of nuclear decommissioning. The FASB subsequently expanded the scope of the project to include closure or removal-type costs in other industries. As a result, SFAS No. 143 applies to all entities.

     SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and or normal use of the assets. The enterprise also is to record a corresponding increase to the carrying amount of the related long-lived asset (i.e., the associated asset retirement costs) and to depreciate that cost over the life of the asset. The liability is changed at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Because of the extensive use of estimates, most enterprises will record a gain or loss when they settle the obligation. Enterprises are required to adopt Statement No. 143 for fiscal years beginning after June 15, 2002. We have not evaluated the impact on the consolidated financial statements of adopting this standard.

Impairment or Disposal of Long-Lived Assets

     SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, addresses financial accounting and reporting for the impairment or disposal of long lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that Statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.

     SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Statement is to be applied prospectively. Early adoption is permitted. We have has not yet determined the impact, if any, the adoption of this standard will have on our financial position or results of operations.

Accounting for Stock Compensation

     EITF 00-23: issues related to the accounting for stock compensation under Accounting Principles Board Opinion No. 25 and FASB Interpretation No. 44 determined that option terms of greater than 27 months is not "limited to a reasonable period" as contemplated by paragraph 7(c) of Accounting Principles Board Opinion No. 25 and, therefore, any plans with terms greater than 27 months should be accounted for as compensatory. This accounting treatment should be applied prospectively to new grants as of January 2002.

     In addition, EITF 00-23 determined that the employer's offer to enter into a new Save-as-you-earn (SAYE) contract at a lower price causes variable accounting for all existing awards subject to the offer. Variable accounting commences for all existing awards when the offer is made and, for those awards that are retained by employees because the offer is declined, variable accounting continues until the awards are exercised, forfeited, or expire unexercised. This consensus should be applied prospectively to new offers as of January 2002.

     Thus any new grants under the existing SAYE schemes will be considered variable plans under US GAAP and will result in compensation expense.

Other

     In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145 Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which will be adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 will not have a material impact on the consolidated financial statements.

US GAAP Reconciliation

     Under US GAAP, net losses for the years ended December 31, 1999, 2000 and 2001 would have been (pound)70.6 million, (pound)16.8 million and (pound)51.5 million, respectively. Total shareholders' (deficit) funds as of December 31, 1999, 2000 and 2001 would have been (pound)(29.9) million, (pound)169 million and (pound)119 million, respectively. The principal differences between UK and US GAAP applicable to our consolidated financial statements relate to compensation expense associated with share options, the recognition of interest expense associated with warrants issued in connection with subordinated loans and changes in the fair value of those warrants, the treatment of our shares held by the employee share trust, deferred taxes, including those arising from US GAAP adjustments, the deferral of the one-off franchise fees and the provision for onerous lease commitments. The effect of these differences and other items identified have been discussed in the notes to the consolidated financial statements along with reconcilations of retained loss and total shareholders'funds (deficit) under UK GAAP to similar measures under US GAAP. See note 28 to the consolidated financial statements.

Critical Accounting Policies

     To understand our financial statements, it is important to understand our accounting policies. In preparing our financial statements in accordance with accounting principles generally accepted in the United Kingdom and the United States, management must make estimates and assumptions that impact the reported amount of revenues, expenses, assets, liabilities and related disclosures at the date of the financial statements and during the reporting period. Such judgments are subjective and can be complex. Actual results could differ from those estimates. Our critical accounting policies are as follows:

Onerous Lease Obligations

     In accordance with Financial Reporting Standard 12, we made a provision for potential future losses arising from onerous (i.e. loss making) leases in 2001. Following a review of our entire property portfolio, the provision was (pound)37.4 million.

Building leases

     Building leases are all accounted for as operating leases because substantially all the risks and rewards of ownership remain with the lessor.

     The rental on certain leases is wholly or partly conditional on the profitability of the center and therefore the risk to the business, in terms of rent, is reduced. Once all outstanding rent has been paid, landlords receive a share of the profits of the center.

     For leases which are wholly or partly conditional on the profitability of the center, an estimate is made on the likely rent payable based on profitability in respect of the period up to the date of the first market rent review or first break point in the lease, whichever is sooner, and this is spread on a straight line basis over that period. Any subsequent changes in estimates are spread over the remaining period to the date of the first market rent review of first break point in the lease, whichever is sooner. Amounts payable in respect of profit shares are accrued once a sufficient net surplus has been made which would resulting a profit share being paid.

     Any incentives or rent free period on conventional leases and the conventional element of leases which are partly conventional and partly conditional on profitability, are spread on a straight line basis over the period to the date of the first market rent review or first break point in the lease, whichever is sooner, so that the amounts charged to the profit and loss account are the same each year over that period.

Investment in Regus Employee Trust

     During 1999, we established the Regus Employee Trust. The Regus Employee Trust provides for the issue of options and the payment of bonuses to our employees (including directors) at the discretion of the Company. At December 31, 2001 the Regus Employee Trust held 18,120,670 shares in Regus plc.

     During 2001, the directors determined that, in the circumstances, the carrying value of the investments in our own shares should be written down to 21p a share which was the market value at September 30, 2001. The investment in own shares have not been revalued for any subsequent increases in market value since September 30, 2001. On May 31, 2002, the market value of shares was 41p per share.


                        LIQUIDITY AND CAPITAL RESOURCES
Liquidity

     Our liquidity requirements arise primarily from the need to fund our lease commitments for our centers and capital expenditures for the fit-out of new centers and the refurbishment of older established centers. To date, these requirements have been funded largely through cash flow from operations, the (pound)40 million convertible bond issued December 2001, bank borrowings and equity funding from our existing shareholders. Albeit at much lower levels to previous years, we continue to incur additional property leasing costs and capital expenditures in order to maintain and improve the quality of our centers. Management believes that the large majority of these requirements will be met by cash flow from operations.

     Generally, after the first six months of operation, our centers operate with negative working capital, i.e., creditors, or accounts payable, exceed debtors, or accounts receivable (on a quarterly basis). This is principally caused by our standard terms and conditions of our agreements with our customers, which typically require our customers upon signing their agreement with us to pay a service retainer equal to two months workstation income and to pay monthly rental payments in advance. The service retainers and the advance rental payments are recorded as creditors.

     The following table sets forth, for the periods indicated, information about our cash flows under US GAAP.

                                                                      Year ended December 31,
                                                            ---------------------------------------------
                                                                   1999              2000           2001
                                                            ------------       -----------     ----------
                                                                           (US GAAP)
                                                                        (in (pound) millions)
Cash and cash equivalents at beginning of year........             39.8              50.1          128.9
Cash from operating activities........................              6.7             108.7           38.0
Cash used in investing activities.....................            (90.8)           (109.3)        (104.6)
Cash from financing activities........................            103.9              68.4           24.3
Effect of exchange rate changes on cash...............             (1.4)              1.5           (1.1)
Other non-cash movement...............................             (8.1)              9.5              -
                                                            ------------       -----------     ----------
Cash and cash equivalents at end of year..............             50.1             128.9           85.5
                                                            ------------       -----------     ----------

     Cash from operating activities was (pound)38.0 million in 2001 compared to (pound)108.7 million in 2000 and (pound)6.7 million in 1999. Cash from operating activities increased substantially in 2000, primarily due to the overall expansion of our business, including the increase in the number of workstations from 29,777 to 50,333, causing our operating loss to decrease by (pound)51.0 million, our depreciation to increase by (pound)20.5 million and our creditors (known as accounts payable under US terminology) to increase by (pound)55.3 million, partly offset by the increase in debtors (known as accounts receivable under US terminology) of (pound)25.7 million. Cash from operating activities decreased in 2001 to (pound)38.0 million due to the sharp economic downturn in the US in the first quarter, which subsequently deepened and spread to other markets and the cash part of the (pound)90.5 million exceptional charge of (pound)12.3 million.

     Cash used in investing activities, including principally capital expenditure but also financial investments, acquisitions and disposals, decreased to (pound)104.6 million in 2001 from (pound)151.8 million (including a loan to our the Regus Employee Trust of (pound)42.5 million for the purchase of our own shares) in 2000 and (pound)90.8 million in 1999. The (pound)42.5 million loan to the Regus Employee Trust is not included in cash (used in) investing activities under US GAAP Taking the figure for 2000 net of the loan ((pound)109.3 million), the increases in each period were primarily due to a significant increase in capital expenditure resulting from the purchase of tangible fixed assets related to fit-outs of centers opened in each period. In addition, in 1999, 2000 and 2001, we invested (pound)1.3 million, (pound)3.8 million and (pound)5.6 million respectively, in our joint venture entities in the form of capital contributions.

     Cash from financing activities was (pound)24.3 million in 2001, including the (pound)40 million convertible bond, compared to (pound)68.4 million in 2000 and (pound)103.9 million in 1999. The high cash figure in 1999 is primarily due to a new loan ((pound)105.1 million) and the issuance of equity shares of (pound)20.0 million. In 2000 (pound)116.3 million was paid in respect of the loan and (pound)235.8 million was received from the initial public offering after issue costs of (pound)18.0 million. The decrease in cash from financing activities in 2001 was principally because no capital was raised through the issuance of shares during the year (2000: (pound)235.8 million).

     The sum of cash and cash equivalents for any period does not include any reduction for the cash that is collateralized to match bank guarantees. See "- Capital Resources".

Capital Resources

     Significant sources of financing during the periods under discussion included the following items:

     o Taking into account the uncertain economic outlook for the global economy in 2002, we decided to strengthen our financial position by issuing(pound)40 million of five per cent non-convertible bonds in December 2001. In February 2002, following an extraordinary general meeting, the bonds were exchanged for(pound)40 million of five per cent unsecured senior convertible debentures. The convertible debentures are to be repaid in cash in ten equal instalments from March 2002 to December 2002, or, at our option, may be converted (subject to some conditions) into ordinary shares at 95 per cent of the average price of the ordinary shares on certain trading days during the relevant instalment month, subject to any floor price that we specify. If the average share price in the relevant period falls below our specified floor price, the conversion may be terminated at our option and the instalment due must be paid in cash. Any exercise of our option to convert the convertible debenture into ordinary shares may be disproportionately dilutive to shareholders, since our share price may fall during the instalment month, which is measured subsequent to our notice that we wish to exercise our option to convert. The convertible debentures may be converted at the option of the holders at a fixed price of 86.32 pence per share. As at June 21, 2002,(pound)16 million had been repaid in cash. The Directors have and will continue to closely monitor the trading performance and projected cash flows in order to make an early decision to convert the bond if conditions so require. Holders of the convertible debentures also received warrants in over 5 million ordinary shares with an exercise price of five pence per share. Any remaining unexercised warrants will lapse three years after issue.

     o As at December 31, 2001, we had commitments through bank guarantees to property owners, suppliers and to overseas banks totalling (pound)31.6 million compared to (pound)42.2 million at December 31, 2000. These bank guarantees are collateralized by placing funds on deposit with the bank issuing the guarantees. We earn interest on these deposits and, in a number of cases, the bank has security over the deposit. We cannot use these funds for any other purpose. Under the terms of our set-off arrangements with our principal UK bank, Royal Bank of Scotland, no one legal entity is allowed to be overdrawn greater than (pound)10 million.

     o In October 2000, we and certain selling shareholders offered and sold 128,829,075 of our shares, nominal value 5p per share, and ADSs, each ADS representing five shares, at a public offering price of (pound)2.60 per share and $18.79 per ADS. We received net proceeds of $353.1 million after deducting the underwriting discount and actual offering expenses paid by us of $26.8 million.

     o In June 1999, we entered into a (pound)100 million senior secured multicurrency revolving facility led by Merrill Lynch, which subsequently was partially syndicated to Deutsche Bank and Commerzbank, with Commerzbank as the lead arranger. As required by this facility, we repaid the outstanding balance under this facility from the proceeds of the October 2000 offering and cancelled this facility in October 2000.

     As of December 31, 2001, we had bond and bank indebtedness of approximately (pound)46.0 million, consisting of the (pound)40 million non-convertible debenture and (pound)6 million of overdraft facilities. The latter obligations are a series of minor facilities in a number of different jurisdictions designed to optimize cash management. These facilities are all cash collateralized and form part of the (pound)31.6 million in aggregate commitments to property owners, suppliers and overseas banks as at December 31, 2001 described in the second bullet above.

     On a quarterly basis thus far in 2002, operating cash flow remains positive despite reported operating losses. However, within each quarter, monthly cash flows may be positive or negative depending upon rent payment dates. For example, in the UK rents are paid quarterly and in advance.

     In the five months to May 31, 2002, our monthly revenues have stabilized. Should revenues remain at current levels, we would expect operating cash flows to remain positive on a quarterly basis. In line with reduced new center openings, capital expenditure is expected to continue to fall for the rest of 2002.

     To the extent that current trading conditions continue to prevail and our revenues remain at current levels, we believe we will be able to fund the ongoing business, including rent payments, the remaining repayments of the convertible debenture totalling (pound)24 million (as at June 21, 2002) and capital expenditure, from existing cash resources and from cash flows from operations. To the extent that trading conditions deteriorate we will need to seek external sources of finance, in particular to manage the quarterly rent cycle. Currently, we have no committed bank or other facilities which are not cash collateralized, although we have the option of converting the remainder of the (pound)40 million convertible debenture ((pound)24 million at June 21, 2002) into equity. As of May 31, 2002 we had cash in hand or in the bank of (pound)70.6 million, including (pound)37.7 million of restricted cash.

                                   PROSPECTS

     Trading conditions remained challenging in the first quarter of 2002 and the first two months of the second quarter.

     Our strategy of growth through franchising and management contracts has led to new business in Europe and the Middle East with management contracts being signed for the UK and Dubai in the first quarter of 2002.

     Our policy of discounting price for term is yielding longer contract terms to strengthen our contracted forward order book but owing to smaller margins on this business, this is not resulting in an increase in revenues quarter on quarter.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                        DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth our directors and executive officers and their ages and positions.

Name (1)                 Position                                          Age
---------                --------                                          ---
Directors
      George Gray*       Non-Executive Chairman                             63
      Mark Dixon         Director                                           42
      Rudolf Lobo        Director and Company Secretary                     45
      Stephen Stamp      Director                                           40
      John Matthews#     Non-Executive Director                             56
      Roger Orf          Non-Executive Director                             48
Executive Officers
      Mark Dixon         Chief Executive                                    42
      Rudolf Lobo        Executive Director and Company Secretary           45
      Stephen Stamp      Group Finance Director                             40
      Robert Gaudreau    Executive Vice President, North America            40
      Steve Jude         International  Sales and Marketing Director        39
      John Mlynski       Chief Operating Officer                            44

* To retire on June 30, 2002

# To be appointed as Non-Executive Chairman on June 30, 2002.
----------------

(1) The address for each listed director and officer is c/o Regus plc, 3000 Hillswood Drive, Chertsey KT16 0RS, England.


     Dr. Gray was appointed as a Non-Executive Director in August 1999 and became non-executive chairman in October 2000. He was executive chairman of Serco Group plc, a provider of business services. He is also a non-executive director of Misys plc, a software company. He will resign as Chairman and as a director with effect from June 30, 2002. Until June 30, 2002, he will continue as a member of the audit committee and remuneration committee and Chairman of the nomination committee.

     Mr. Dixon is the founder of Regus. His vision of the future coupled with his entrepreneurial skill and drive have been primarily responsible for our dynamic growth over the past ten years. He is recognized as a major contributor to the growth of the serviced office industry. He is a member of the nomination committee.

     Mr. Lobo joined us nine years ago and was previously Group Finance Director. He is responsible for commercial issues, risk management and legal services. Previously, Mr. Lobo was the group company secretary of Medicom International Ltd, a publisher of medical journals, and a director of several of its subsidiaries.

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

     Mr. Matthews was appointed as non-executive director in 1995. He is also chairman of Crest Nicholson plc, a property and construction company, and a director of Rotork plc (which sells value actuators) and SDL plc, a software and computer services company. He is chairman of the audit committee and remuneration committee, and a member of the nomination committee and will become non-executive chairman on Dr. Gray's retirement on June 30, 2002. A chartered accountant, he has held senior positions in investment banking and in industry, having been a managing director of County NatWest Ltd. and chief executive of Indosuez Capital Ltd., both of which are financial services organizations. He was also deputy chairman and deputy chief executive of Beazer plc, a company involved in aggregates and construction.

     Mr. Orf was appointed as non-executive director in August 1998. Since 1995, he has been managing director and founding partner of Pelham Partners, a property investment and advisory company. Pelham Partners, working closely with Apollo Real Estate Advisors, has invested more than $600 million of equity in 14 European countries. Prior to 1995, Mr. Orf was in charge of European real estate investment banking at Goldman Sachs where he was employed from April 1982 to 1995. He is a member of the audit committee.

     Mr. Gaudreau has more than 15 years of experience in the serviced office industry and more than nine years of experience with us as Group Sales Director. Since 1998, he has been responsible for the growth and development of our operations in North America.

     Mr. Jude joined us in September 1999 and is responsible for setting all non-American sales strategy, managing the direct sales force and managing global marketing strategy. Prior to joining us, he was director of international sales for Avis Europe plc, part of Avis Rent-A-Car Company, from 1993 to 1999.

     Mr. Mlynski joined us in January 2001 and is responsible for the operations of all of our centers worldwide. Prior to joining us, he was Chief Executive Officer of tacticity.com, an internet retailer, and prior to that he was President of Gateway Country Stores, a seller of information technology equipment.

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

     In December 1998, our Chief Executive, Mark Dixon, was convicted by a Magistrates Court of causing actual bodily harm. This plea related to a 1998 incident in which Mr. Dixon was involved in a fracas that led to an individual sustaining minor injuries. The court sentenced Mr. Dixon to serve 50 hours of community service and ordered him to pay (pound)815 in compensation. Mr. Dixon has satisfied the court's sentence. Our board of directors has considered this matter and has noted that Mr. Dixon has no other convictions and that the offense did not involve dishonesty or business impropriety. The board of directors has taken the view that the conviction has no material bearing on Mr. Dixon's fitness to be a director and our Chief Executive.

                                  COMPENSATION

     The aggregate compensation paid by us to all persons who served in the capacity as director or executive officer for the year ended December 31, 2001 (11 persons) was approximately (pound)1,108,000 in salaries, (pound)140,000 in bonuses, nothing in severance payments, (pound)55,000 for benefits in kind and (pound)58,000 in pension contributions. Benefits in kind include car allowance, reimbursement of gasoline costs and private medical insurance. Of these figures, an aggregate of approximately (pound)562,000 was paid to directors, excluding pension contributions of (pound)47,000. These figures do not include expenses reimbursed to executive officers, including business travel, professional and business association dues.

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

     Board composition

     The Board currently comprises three executive directors and three independent non-executive directors, including a non-executive chairman. The Chairman of the audit committee, currently John Matthews, has acted as senior independent director since 1995. The Board schedules seven meetings each year, but arranges to meet at other times, as appropriate. It has a formal schedule of matters specifically reserved for its decision and approval. The Board is supplied with appropriate and timely information to enable it to discharge its duties and requests additional information or variations to regular reporting as it requires. A procedure exists for directors to seek independent professional advice at our expense in the furtherance of their duties, if necessary. In addition, appropriate training is made available for all new directors to assist them in the discharge of their responsibilities. All directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. While all directors are expected to bring an independent judgment to bear on strategy, performance, resources (including key appointments) and standards of conduct, the independent non-executive directors were selected and appointed for this purpose. All directors submit themselves for re-election at least every three years and directors appointed during the period are required to seek re-election at the next Annual General Meeting. The independent non-executive directors understand that the Board will not automatically recommend their re-election.

     Following the retirement of Dr. Gray, it is likely that we will have only two non-executive directors for a period. We are seeking to appoint at least one more non-executive director, but as at June 10, 2002, no one has been identified.

     Board committees

     The Board has a number of standing committees, which all have written terms of reference setting out their authority and duties:

      Audit committee - the members of this committee are John Matthews (Chairman), George Gray and Roger Orf (all independent non-executive directors). The audit committee meets as required, but not less than four times a year. Its responsibilities, in addition to those referred to under Internal Control, include a critical review of the annual and interim financial statements (including the Board's statement on internal control in the annual report) prior to their submission to the Board for approval, when a report from the committee is also given. The committee also reviews the scope and results of the external audit and its cost effectiveness and the independence and objectivity of the auditors. Although other directors, including the Group Finance Director, attend audit committee meetings, the committee can meet for private discussions with the internal and external auditors.

     Nomination committee - the members of this committee are George Gray (Chairman) and John Matthews, both independent non-executive directors and Mark Dixon. The committee meets as required but not less than once a year. Its responsibilities include reviewing the Board structure, size and composition, nominating candidates to the Board to fill Board vacancies when they arise and recommending directors who are retiring by rotation to be put forward for re-election.

     Remuneration committee - the members of this committee are John Matthews (Chairman) and George Gray (both are independent non-executive directors). For a statement setting out the role and responsibility of this committee and our remuneration policy, see "- Remuneration Policy".

Going concern

     After making appropriate enquiries, the directors consider that we have adequate resources to continue in operational existence for the foreseeable future. For this reason, the directors continue to adopt the going-concern basis in preparing the financial statements.

Internal control

     The Board acknowledges its overall responsibility for the Group's system of internal control and for reviewing its effectiveness on a timely basis. The internal control processes have been designed to identify, evaluate and manage the key risks that we encounter in pursuing our objectives. Internal control processes encompass all controls, including financial, operational and compliance controls and risk management. Such a system is, however, designed to manage rather than eliminate the risk of failure to achieve business objectives, and cannot provide absolute assurance against material misstatement.

     The Board conducts regular reviews of the Group's strategic direction. Country and regional strategic objectives, quarterly plans and performance targets for 2002 and beyond have been set by the executive directors and are regularly reviewed by the Board in the context of our overall objectives.

     The control framework and key procedures in place throughout the year ended December 31, 2001 are:

     o The executive directors ("the Group executive") normally meet monthly together with certain other senior executives to consider our financial performance, business development and our management issues. Directors of key operating companies meet regularly.

     o Major business risks and their financial implications are appraised by the executives responsible as part of the budget process and these are endorsed by regional management. Key risks are reported to the Board and the audit committee. The appropriateness of controls is considered by the executives, having regard to cost/benefit, materiality and the likelihood of risks crystallizing.

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

          The Board regularly receives reports from key executives and functional heads on matters such as forecasts, business development, strategic planning, legal matters and corporate affairs.

     o Appropriate delegated authority levels are in force which prescribe the limits to which it can be committed.

     o A policy governs appraisal and approval of investment expenditure and asset disposals. Post-investment reviews are undertaken.

     o Other key policies and control procedures (including finance, operations and health and safety) are available to all staff on web-based systems.

      Our internal audit function reports to management on our worldwide operations. Its program of work and its findings, including any material control issues and resultant actions, are reviewed by the audit committee. To underpin the effectiveness of controls, it is our policy to recruit and develop appropriately skilled management and staff of high caliber and integrity. High standards of business ethics and compliance with laws, regulations and internal policies are demanded from staff at all levels.

      The directors have conducted a review of the effectiveness of system of internal controls. This review covered all controls, including financial, operational and compliance controls and risk management. The key mechanisms available to the Board in the conduct of its review are:

o An ongoing process, through Board meetings, senior management meetings and divisional reviews, as well as other management meetings, for the formal identification of the Company's significant operational risks and mitigating control processes;

o The Treasury Risk Committee comprising the Group Finance Director, Company Secretary, Group Tax Manager and Group Treasurer, which meets to consider the specific risks associated with Treasury transactions, including the approval of all transactions in financial derivatives;

o Since the third quarter of 2001, there has been an embedded system of reporting the effectiveness of key financial, operational and compliance controls. This is a comprehensive self-assessment system built up from center-level using our intranet. Results and action plans are then reviewed by senior management and summarized for the main Board; and

o A multi-disciplinary Group Risk forum, chaired by the company secretary, reports to the Board on a quarterly basis. This forum considers all aspects of risk identification and management and its reports represent a key feature of the process by which the Board assesses the overall effectiveness of our system of internal control.

Communications with shareholders

     We have a policy of maintaining an active dialogue with institutional shareholders through individual meetings with senior management. A regular program of meetings with major institutional shareholders is held in order to discuss matters affecting our performance. In addition, presentations are made four times a year after the announcement of results, the details of which, together with our financial reports and announcements, are accessible via our Internet site. We correspond regularly on a range of subjects with our individual shareholders who have an opportunity to question the Board, as well as the Chairman of the audit and remuneration committees, at the Annual General Meeting.

Compliance statement

     We have complied with the provisions set out in Section 1 of the Code of Best Practice prepared by the Committee on Corporate Governance and published in June 1998 ("the Combined Code") throughout the year ended December 31, 2001.

The remuneration committee

     The remuneration committee is chaired by John Matthews and its other members are George Gray and Roger Orf. All members of this committee are independent non-executive directors. Mark Dixon and/or other directors may be invited to attend some meetings of the committee in an advisory capacity as the committee considers appropriate. The committee will consider all material elements of remuneration policy, remuneration and incentives of executive directors and senior management with reference to independent remuneration research and professional advice in accordance with the Combined Code on Corporate Governance, and will make recommendations to the Board of Directors on the framework for executive remuneration and its cost. The Board of Directors is then responsible for implementing the recommendations and agreeing the remuneration package of individual directors. Directors are not permitted, under our Articles of Association, to vote on their own terms and conditions of remuneration. The committee does not make recommendations on the remuneration of non-executive directors, which is a matter solely for the full Board. The members of the remuneration committee attend our Annual General Meeting and are available to answer shareholders' questions about directors' remuneration.

Remuneration policy

     Remuneration policy centers on ensuring that remuneration packages are sufficiently competitive to attract, retain and motivate the right caliber of executive directors and senior management. Incentive payments are conditional upon demanding performance criteria so as to align incentive awards paid to directors directly with the interest of shareholders. The remuneration committee uses the services of external consultants to help it agree appropriate packages reflecting the remuneration policy. The constituent parts of those packages are set out in the following paragraphs.

Basic salary and benefits

     Salaries are reviewed annually and determined by the committee, taking into account the performance of the individual directors over the previous 12 months and the pay and employment conditions elsewhere. The committee also uses information provided by external consultants relating to the rates of pay for similar positions in comparable companies. Any increases in basic salary are effective from January 1 in each year. The remuneration table included within this report also shows benefits received in 2001. The main benefits relate to the provision of company cars and the provision of private medical insurance for the director and his immediate family.

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

Share options

     We believe that share ownership by employees, including the executive directors, strengthens the link between their personal interests and those of ordinary shareholders. We have established a number of employee share plans, including the Regus Team Member Share Plan, a replacement plan known as the Regus Global Share Plan and the Regus International Sharesave Plan. As at May 31, 2002, no options had been granted to executive directors, other than those detailed in the table of directors' interests at the end of this report. During 1999, we established the Regus Employee Trust. The Trust is a discretionary trust for the benefit of employees, including executive directors. The Trust may issue shares to our employees (including directors) at the discretion of the

Company. The Trust has purchased some of the shares in the Company which would be required if participants were entitled to exercise the maximum number of options outstanding under the share option plans.

Pensions

     The executive directors participate in our Money Purchase (Personal Pension) Scheme. We match employee contributions up to a maximum of 10% of basic salary. The main benefits to executive directors, who contribute a percentage of their gross salaries to the scheme, are:

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

Service contracts

     On July 1, 2000, Mark Dixon, Rudolf Lobo and Stephen Stamp entered into full-time rolling service agreements with Regus Management Limited. These are terminable by either party giving not less than 12 months' notice to the other party or automatically on the respective directors reaching the age of 65. George Gray, John Matthews and Roger Orf, as non-executive directors, have been appointed pursuant to letters of appointment dated September 2, 1999 (as amended by letters of amendment dated November 30, 1999 and September 21,
2000), October 26, 1999 and August 29, 2000 respectively. These appointments are for three years, terminable on three months' notice by either party.

Directors' and Executive Officers' remuneration table

                       Salary     Bonus   Benefits             Total              Total    Pension scheme      Pension scheme
                        /fees                           remuneration       remuneration     contributions       contributions
                      (pound)   (pound)    (pound)              2001               2000              2001                2000
                        '000      '000       '000        (pound)'000        (pound)'000       (pound)'000         (pound)'000
-----------------------------------------------------------------------------------------------------------------------------
Executive
Directors

Mark Dixon              206.7        -       21.9             228.6              448.0              22.7                28.0

Peter Jenkins(1)            -        -          -                 -                4.8                 -                   -

Stephen Stamp            99.5        -        9.8             109.3              225.3              12.5                10.5

Rudolf Lobo             143.3        -       17.2             160.5              223.8              11.6                 9.6




                       Salary     Bonus   Benefits             Total              Total    Pension scheme      Pension scheme
                        /fees                           remuneration       remuneration     contributions       contributions
                      (pound)   (pound)    (pound)              2001               2000              2001                2000
                        '000      '000       '000        (pound)'000        (pound)'000       (pound)'000         (pound)'000
-----------------------------------------------------------------------------------------------------------------------------
Non-executive
Directors

George Gray              37.5        -          -              37.5               34.5                 -                   -

Robert Kuijpers(1)        6.3        -          -               6.3               25.0                 -                   -

Roger Orf                 5.0        -          -               5.0                1.7                 -                   -

John Matthews            14.6        -          -              14.6               25.0                 -                   -

Executive Officers

Robert Gaudreau         210.6     89.3        6.1             306.0               269.5                -                   -

Steve Jude              135.0     50.4          -             185.4               145.2              7.3                 8.2

John Mlynski            249.4      0.0          -             249.4                   -              3.5                   -
                    ---------- -------- ---------- ----------------- ------------------- ---------------- -------------------
Total                 1,107.9    139.7       55.0           1,302.6             1,402.8             57.6                56.3
                    ---------- -------- ---------- ----------------- ------------------- ---------------- -------------------


(1) former director

     During 2001, the following contractual emoluments were irrevocably waived by the directors:

              Director                            Amount Waived (pound)
              --------                            ---------------------
              Mark Dixon                                 193,320
              Stephen Stamp                               85,908
              Rudolf Lobo                                 21,667
              George Gray                                 42,500
              John Matthews                               10,417

                                   EMPLOYEES

     We are is a service business and the directors recognize that our success depends to a large extent on the caliber and motivation of the individuals we employ. We have actively encouraged and promoted a dynamic, high work ethic environment. All employees are regarded as "team members", irrespective of functional title or status. Team members are kept informed of developments in the business through a bi-weekly electronic newsletter and through RegusSmart, our intranet.

     As of December 31, 2001, we employed a total of approximately 2,466 people: 642 in the UK and Ireland; 972 in the rest of Europe; 529 in the Americas; 235 in the rest of the world and 88 at our UK headquarters. The employees in each region perform management, business center staffing, sales, marketing, and customer support functions. At December 31, 1999 and 2000 we had 1,761 and 2,615 employees, respectively.

     A key element of remuneration is performance related. Currently, staff are able to earn bonuses of up to 25% of salary and managers are able to earn bonuses of up to 40%. An employee share scheme was introduced in December 1999 under which grants had been made to the majority of our employees as at December 31, 2001. Details of the scheme are set out under "-- Employee Share Plans".

                                SHARE OWNERSHIP

     The table below sets forth information regarding the beneficial ownership, (excluding share options) of our directors and executive officers of our shares as of May 31, 2002 (the most recent practicable date). Mark Dixon has increased his shareholding by 10,000,000 ordinary shares since our initial public offering.


     Beneficial Ownership

Name of Beneficial                  Number          Percentage
Owner
-----------------------      --------------     ---------------
Directors and
Executive Officers:
George Gray...........              38,462                   *
Mark Dixon (1)........         365,329,286              62.34%
Rudolf Lobo...........              38,462                   *
Stephen Stamp.........             384,615               0.06%
John Matthews.........             359,724               0.06%
Roger Orf (2).........             300,000               0.05%
Robert Gaudreau.......                   -                   -
Steve Jude............                   -                   -
John Mlynski..........                   -                   -
* less than 0.01% holding

(1) Mr. Dixon's beneficial ownership of shares is calculated by attributing to him all shares owned by Maxon Investments BV, an entity in which Mr. Dixon holds a 100% beneficial ownership interest. (2) Mr. Orf's beneficial ownership of shares is calculated by attributing to him all shares owned by Theatre Acquisitions LLC, an entity in which Mr. Orf holds a 100% beneficial interest.

Directors' and executive officers share options

                   Option     December 31,         Granted     December 31,      Exercise     Date from which      Expiry
                     type             2000     during 2001             2001         price         exercisable        date
                ---------- ---------------- --------------- ---------------- ------------- ------------------- -----------
Rudolf Lobo             A          266,179               -          266,179          5.0p               01/03       12/09
                        A          283,503               -          283,503        145.5p               01/03       12/09
                        B       11,570,000               -       11,570,000        0.375p               12/03           -
                        C            4,003               -            4,003        242.0p               01/04       07/04
Stephen Stamp           A        2,790,203               -        2,790,203        145.5p               01/03       01/10
                        C            4,003               -            4,003        242.0p               01/04       07/04

Robert Gaudreau        A           348,113               -          348,113          5.0p               01/03       12/09
                       A           318,073               -          318,073        145.5p               01/03       12/09
                       D        11,570,000               -       11,570,000        0.375p               12/03           -
Steve Jude             A              5039               -             5039          5.0p               01/03       12/09
                       A           269,872               -          269,872        145.5p               01/03       12/09
                       A            48,307               -           48,307        260.0p               01/04       08/10
                       C             4,003               -            4,003        242.0p               01/04       07/04

A        Awarded under the Regus Team Member Share Plan for nil consideration.
         The grant to Mr. Stamp is subject to higher performance targets.
B Awarded to Mr. Lobo by Maxon pursuant to an agreement dated September 17, 1999 recording the terms of an agreement entered into on November 11, 1992 between Mr. Lobo and Maxon, as amended on June 30, 2000. These shares are currently held by HSBC Trustees (Jersey) Limited and will not be capable of exercise before 31 December 2003 other than in defined circumstances (which include the discretion of Maxon). The shares subject to the option are transferable to Mr. Lobo upon payment to Maxon of an exercise price of (pound)45,000, which is equivalent to the market value of the relevant shares at the time the parties entered into the option arrangements.
C Awarded under the Regus International Sharesave Plan, the maximum monthly contribution for which may not exceed the amount permitted by the Income and Corporation Taxes Act 1988.
D Awarded to Mr. Gaudreau by Maxon pursuant to an agreement dated September 17, 1999 recording the terms of an agreement entered into on November 11, 1992, as supplemented by an agreement dated September 17, 1999 recording the terms of an agreement entered into on February 12, 1999. The shares subject to the option are transferable to Mr. Gaudreau upon payment to Maxon of an exercise price of (pound)45,000, which is equivalent to the market value of the relevant shares at the time the parties entered into the option arrangements.

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

   The Regus Team Member Share Plan

     Our team member share plan is a share option plan administered by our board of directors or a duly authorized committee. It is divided into a number of subplans designed to allow employees who work abroad to be granted tax efficient options wherever possible. There is also a subplan which allows our board of directors to grant participants awards that entitle them to a cash payment calculated by reference to the increase in the market value of our shares between grant and exercise. Options entitle the holder to acquire our shares. Options may either be options to subscribe for new shares or options to purchase existing shares from an employee trust. Options are granted under this plan for no consideration. Three types of options have been granted: performance, premier and reward options. Options were granted to substantially all employees as of December 1, 1999. Further issues were made during 2000.

Performance options are subject to performance targets that must normally be satisfied before the options may be exercised. Our board of directors has the discretion to waive some or all of the exercise price of the reward options. Options are personal to the option holder and may not be transferred.

     Premier and, subject to meeting the performance targets, performance options become exercisable in five installments no earlier than January 1 of each of 2003, 2004, 2005, 2006 and 2007 for grants up to May 2000 and grants made after this date are exercisable in five installments one year later than each of the above. Reward options become exercisable in four tranches on January 1 of each of 2003, 2004, 2005, and 2006. If the participant's employment ends, the options lapse unless the employment ends in specified circumstances, such as disability or redundancy.

     As at March 31, 2002, options under this plan were outstanding over 19,461,052 shares. No further options may be granted under this plan.

     The following table sets forth, as of March 31, 2002, by date of grant, the number and type of options granted, the number of shares over which options were granted, the exercise price of the options and the end of the exercise period of the options.

                                                                    Total No. of                                    End of
                        No. of        No. of          No. of         Shares Over                                  Exercise
Date of Grant           Reward        Premier       Performance     which Options           Exercise Price       Period of
                       Options        Options         Options          Granted               of Options(2)         Options
------------------   ------------  -------------   -------------  ---------------     ------------------------  ----------
December 10, 1999.      3,896,472      9,582,328       7,492,834      20,971,634      (pound)0.05/(pound)1.455     12/9/09
January 7, 2000(1)              -        128,866       2,661,337       2,790,203                  (pound)1.455      1/6/10
February 2, 2000..        100,000              -               -         100,000      (pound)0.05/(pound)1.455      2/1/10

May 17, 2000......         50,633         30,085          30,343         111,061      (pound)0.05/(pound)1.455     5/16/10
August 21, 2000...              -      2,587,245       1,061,013       3,648,258                   (pound)2.60     8/20/10
September 18, 2000              -        164,516         261,779         426,295                   (pound)2.60     9/17/10
Lapsed Options....      (932,887)    (5,158,278)     (2,386,812)     (8,477,977)                           n/a         n/a
Exercised Options       (108,422)              -               -       (108,422)                           n/a         n/a
Total.............   3,005,796(2)      7,334,762       9,120,494      19,461,052                           n/a         n/a

     (1) The grant on January 7, 2000 was to Mr. Stephen Stamp and is subject to higher performance targets.

     (2) We elected to waive partially the exercise price of all of the reward options and reduce the exercise price from (pound)1.455 to (pound)0.05 during 2000.

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

     As at December 31, 2001, no options under our bonus plan were outstanding.

   The Regus Global Share Plan

     Our global share plan is administered by the remuneration committee of our board of directors, all of whose members are non-executive directors.

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

     Options entitle the holder to acquire our shares or ADSs. Options may either be options to subscribe for new shares or options to purchase existing shares from an employee trust. There are two types of option: A options and B options. The terms of the two options are similar except that B options must be subject to performance targets whereas performance targets are optional for A options.

     Options are personal to the option holder and may not be transferred. No payment is required for the grant of an option.

     A person is eligible for an A option if he has been employed by us or a participating subsidiary of ours for at least 12 months, or for such shorter period, if any, as the remuneration committee may decide. The remuneration committee may from time to time impose additional eligibility conditions provided that the purpose or effect of those conditions is not to restrict eligibility for A options to higher paid employees.

     All employees, including executive directors, are eligible to receive B options at the discretion of the remuneration committee. An employee who is a director of any member of our group companies is not, however, eligible to receive a B option unless he is required to devote substantially the whole of his working time to his duties to us.

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

     Except in relation to the first grant of options to an individual or in circumstances determined by the remuneration committee to be exceptional, the number of shares over which an employee may be granted a B option to subscribe on any date, when added to the number of shares in respect of which he has been granted B options to subscribe in the previous 12 months under this option plan, is limited so that the total cost of exercise does not exceed once times his annual remuneration.

     All B options must, and A options may, be granted subject to a performance target, the achievement of which is normally a condition precedent to the right of exercise. The remuneration committee has the right to set different targets from year to year. The remuneration committee also has the discretion to change the performance target from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance target materially easier or more difficult to satisfy. The remuneration committee may also waive the performance target if it considers that it is fair and reasonable to do so. The performance targets for any options granted to our executive directors will be disclosed in our annual report each year.

     Options are exercisable normally only during such period as the remuneration committee may decide beginning not earlier than the third anniversary and ending not later than the tenth anniversary of grant and only if the performance target, if any, has been met. Special rules apply, however, on termination of employment.

     Options, other than those granted under the Inland Revenue approved part, may be satisfied by the payment of a cash sum, or shares of an equivalent value, representing the difference between the exercise price and the market value of the shares at the date of exercise.

   The following table sets forth, as of March 31, 2002, by date of grants; the number of shares or ADSs over which options were granted, the exercise price of the options and the end of exercise period of the options.

Date of Grant        Total No. of shares       Total No. of ADSs      Exercise price of        End of Exercise
                      over which options      over which options                options      period of options
                                 granted                 granted
------------------   -------------------      ------------------      -----------------      -----------------
December 11, 2000                    n/a                 120,000                 $25.00                  12/10
March 26,  2001                1,942,441                     n/a            (pound)2.56                   3/11
March 26, 2001                       n/a                 185,636                $18 3/16                  3/11
June 8, 2001                     351,388                     n/a            (pound)2.56                   6/11
June 8, 2001                         n/a                 124,439                $18 3/16                  6/11
June 8, 2001                      84,876                     n/a           (pound)2.275                   6/11
June 8, 2001                         n/a                  83,949                 $16.20                   6/11
August 29, 2001                1,051,250                     n/a           (pound)0.475                   8/11
August 29, 2001                      n/a                 143,000                  $3.29                   8/11
November 12, 2001              3,287,398                     n/a           (pound)0.335                  11/11
November 12, 2001                    n/a                 203,602                  $2.30                  11/11
February 28, 2002                300,000                     n/a          (pound)0.2475                   2/12
February 28, 2002                    n/a                   1,000                  $2.00                   2/12
March 28, 2002                    88,052                     n/a            (pound)0.44                   3/12
May 30, 2002                     136,280                     n/a           (pound)0.385                   5/12
May 30, 2002                         n/a                 200,000                  $2.81                   5/09
Lapsed Options               (1,717,498)               (260,489)                    n/a                    n/a
Total                          5,524,187                 801,137                    n/a                    n/a

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

     Options entitle the holder to acquire our shares. Options may either be options to subscribe for new shares or options to purchase existing shares from an employee trust. No payment is required for the grant of an option. Options are personal to the participant and may not be transferred.

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

     In normal circumstances, an option may be exercised only during the period of six months starting on the bonus date. The bonus date is the date on which the bonus under the related SAYE contract is payable. This is the third or fifth anniversary of the starting date of the SAYE contract and will be determined at the time of grant. Early exercise is allowed in circumstances where a participant's employment terminates for a specified reason such as death, redundancy, disability or retirement. Except in such circumstances, options lapse when the employment ends.

     In all cases of early exercise, an option may be exercised only to the extent of the amounts then paid under the related SAYE contract and any interest or bonus payable thereon.

     As of May 31, 2002, an option over 518,051 shares had been granted under this plan.

   The Regus US Stock Purchase Plan

     Our US plan is operated and administered by our board of directors or a duly authorized committee. Participation in the US plan is limited to employees of our US subsidiaries who have been continuously employed for such period, not exceeding one year, as our board of directors may decide and who satisfy such other criteria as our board of directors may from time to time decide. Offers to participate in our US plan are issued to all eligible employees.

     Options entitles the holder to acquire our shares or ADSs. Options may either be options to subscribe for new shares or options to purchase existing shares from an employee trust. Options will be personal to the participant and may not be transferred. No payment is required for the grant of an option.

     Offers to participate in our US Plan may be issued from time to time at the discretion of our board of directors. Each employee who wishes to participate in an offering must agree to save over a two year period.

Savings are made by way of payroll deduction. The minimum monthly contribution is 1% of the respective employee's salary and the maximum (including any contributions still being paid) is $400, or such higher amount as our board of directors may decide and which is the US dollar equivalent of the maximum contribution permitted at the time under a savings contract linked to an Inland Revenue approved savings-related share option scheme, which amount shall not exceed $25,000 per calendar year.

     Each option is over such number of shares as has an aggregate exercise price equal to the amount which the eligible employee agrees to save over the two year period to which, if our board of directors so decides, there may be added additional contributions to represent notional interest on the employee's savings.

     The exercise price may not be less than 85% of the market value of a share, determined in accordance with the Taxation of Chargeable Gains Act 1992, for the dealing day immediately preceding the date of grant.

     Subject to adjustment in the event of a variation of share capital, the maximum number of shares which may be made available for our US plan will be 10,000,000.

     Unless a participant chooses not to exercise his option prior to the end of the two-year savings period, it may be exercised in full on the expiry of the two-year savings period. Generally, options lapse when an employee ceases to be employed by us but special rules apply when the employment ends for specified reasons such as injury, redundancy and retirement. In these cases, the option may be exercised to the extent of the participant's accumulated savings and interest at the date of termination.

     As of May 31, 2002, an option over 23,786 ADSs had been granted under this plan.

   The Regus International Sharesave Plan

     The terms of our international sharesave plan are similar in all material respects to the UK part of our sharesave plan. It is designed, however, for participants who are not subject to UK tax and does not include, therefore, those provisions which are necessary to obtain Inland Revenue approval of our sharesave plan.

     As of May 31, 2002, an option over 216,479 shares had been granted under this plan.

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

     As of May 31, 2002 an option over 59,042 shares had been granted under this plan.

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

     On any occasion on which our board of directors decides to operate the ownership plan, it may be operated on one or more of the bases allowed by the legislation. These are as follows:

      (i)   as a free plan;

     (ii)   as a partnership plan; and

    (iii)   as a matching plan.

     Under the free plan, the employing companies will provide the trustees with funds to enable them to subscribe for and/or purchase shares which will be allocated to the eligible employees. The maximum individual allocation of shares under the free plan in any tax year will be (pound)3,000.

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

     Under the partnership plan, an eligible employee may enter into an agreement with us to allocate up to (pound)1,500 of his pre-tax salary each year to subscribe for and/or purchase shares. The agreement may provide for these partnership shares to be bought within 30 days of the day on which the deduction is made. Alternatively, the agreement may provide for the deductions to be accumulated for a period, not exceeding 12 months, and for the shares to be bought within 30 days of the end of that period. A participant may withdraw his shares under this plan at any time.

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

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

     The table below sets forth information regarding the beneficial ownership of our shares on a fully-diluted basis as of May 31, 2002 (except for lapsed options which are at March 31, 2002), the most recent practicable date prior to the date of this annual report. Percentage of beneficial ownership is based on 586,028,737 shares outstanding (including outstanding options granted in respect of 3,842,235 shares).

     Beneficial ownership is determined in accordance with the rules of the US Securities and Exchange Commission and includes voting or investment power with respect to the securities. The number of our shares held in the US amounts to 5% of our total outstanding share capital. There are two holders of record of our shares in the US. The address for each listed director or officer is c/o Regus plc, 3000 Hillswood Drive, Chertsey KT16 0RS, England. We believe that the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The shareholders listed below have the same voting rights as our other shareholders.

     Save as disclosed below, as of June 10, 2002 which is the most recent practicable date prior to the date of this annual report, we are not aware of:

     o any arrangements that might lead to a change in control of our business,

     o    any person who is interested in 3% or more of our capital or

     o any person other than Maxon Investments BV who can, will or could directly or indirectly, jointly or severally, exercise control over us.

Name of Beneficial Owner                        Number            Percentage
---------------------------------------     ---------------     --------------
Paramount Nominees Limited (1)               365,329,286            62.3%
HSBC Trustee (Jersey) Limited (2)             23,140,000             3.9%
Mourant and Co. Trustees Limited (3)          18,120,670             3.1%

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

                           RELATED PARTY TRANSACTIONS

Option Agreements with Executive Officers

     Rudolf Lobo, one of our directors and executive officers, and Robert Gaudreau, one of our executive officers, each has an interest in 11,570,000 of our existing shares in respect of which options were granted by Maxon Investments BV pursuant to an agreement dated September 17, 1999, recording the terms of an agreement entered into on November 11, 1992 between Mr. Lobo and Maxon Investments BV and an agreement dated September 17, 1999 recording the terms of an agreement entered into on November 11, 1992, as supplemented by an agreement dated September 17, 1999 recording the terms of an agreement entered into on February 12, 1999, between Mr. Gaudreau and Maxon Investments BV. Each agreement was amended on June 30, 2000. Each interest represents 1.9% of our issued share capital on a fully diluted basis as at May 31, 2002. These shares are currently held by HSBC Trustees (Jersey) Limited and will not be capable of exercise, in the case of Mr. Lobo's interest, before December 31, 2003 and, in the case of Mr. Gaudreau's interest, until December 31, 2002, other than in defined circumstances, which include the discretion of Maxon Investments BV. The shares subject to the options are transferable to Mr. Lobo or Mr. Gaudreau, as the case may be, upon payment to Maxon Investments BV of an exercise price of (pound)45,000 by each of Mr. Gaudreau and Mr. Lobo which is equivalent to the market value of the relevant shares at the time the parties entered into the option arrangements.

Option Agreement with UBS

     In connection with a revolving credit facility dated November 12, 1997 between UBS, our former lender, and Regus Business Centers BV, an option agreement dated November 12, 1997, as amended by supplemental agreements dated August 3, 1998 and September 20, 2000, was entered into among Maxon Investments BV, the holder of 62.3% of our shares on a fully-diluted basis as of May 31, 2002 that is controlled by Mark Dixon, our Chief Executive, Mr. Dixon, Regus Business Centers BV, our Dutch subsidiary, UBS, our former lender and a holder of options to purchase our shares, and us. Pursuant to the agreement, Maxon Investments BV granted UBS the right to purchase Regus shares from Maxon Investments BV against payment by UBS of a strike price of (pound)0.01 per share. The number of shares under option is determined by reference to a percentage of our issued share capital at the date of exercise of the option. The percentage shareholding under option is determined by reference to:

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

     o    our shares being listed on any stock exchange; or

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

     o not to amend the Articles of Association if such amendment would have a material adverse effect on the ability of Maxon Investments BV to perform its obligations under the UBS option agreement; and

     o to notify UBS three weeks prior to any proposed amendments to the Articles of Association.

     On September 20, 2000, Maxon Investments BV and UBS entered into a deed of amendment to the UBS option agreement under which UBS agreed to waive its rights to receive our shares in the offering in consideration for the payment by Maxon Investments BV of (pound)8.5 million, less (pound)25,500 of expenses and commissions, if an initial public offering occurred before November 12, 2000. This obligation was satisfied in full and we no longer have any liability to UBS under these agreements.

Option Agreements with Affiliates of Deutsche Bank and Apollo

     In connection with the fourth and fifth amendments to the shareholder's agreement, Maxon Investments BV and Serviced Office Investments Limited and DB Capital Partners Europe LP, the Deutsche Bank affiliates that collectively owns 0.73% of our shares on a fully-diluted basis as of May 31, 2002, and AP Pelham Partners XI LLC and AP Regus Investors LLC, the Apollo affiliates that collectively owns none of our shares on a fully-diluted basis as of May 31, 2002, entered into an option agreement dated November 30, 1999 (as amended by a deed of amendment dated January 4, 2000) (the deed of option and waiver), pursuant to which Maxon Investments BV granted the Deutsche Bank and Apollo affiliates the right to purchase from Maxon Investments BV, against payment of a (pound)1.00 aggregate strike price, 1,963,242 A ordinary shares, as defined below under shareholder's agreement, in the case of the Deutsche Bank affiliates and 1,963,242 A ordinary shares in the case of the Apollo affiliates. The option could have been exercised by the Deutsche Bank and Apollo affiliates within 12 months (or such shorter period ending on the date on which an exit, being either an initial public offering or completion of the disposal of all or substantially all of our shares or assets, occurs) from the earlier of:

     o the date on which our board of directors notified the Deutsche Bank and Apollo affiliates in writing that an exit was imminent; and

     o the date we announcd to the public our intention to proceed with an initial public offering.

     By deeds dated August and September 2000, the Deutsche Bank and Apollo affiliates have agreed to exercise the option immediately before the our initial public offering.

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

     In the deed of option and waiver, Maxon Investments BV also undertook to use reasonable endeavors to procure that the initial public offering was structured such that the Deutsche Bank and Apollo affiliates could sell shares into the initial public offering as part of any over-allotment option, but only to the extent required to ensure that each Deutsche Bank and Apollo affiliate received its percentage of $132,550,550, taking into account the percentage of total issued ordinary shares held by each affiliate, prior to Maxon Investments BV receiving any proceeds from the sale of shares in such over-allotment option. In addition, if the offer price was less than $1.34, Maxon Investments BV agreed to pay to each Deutsche Bank and Apollo affiliate, in respect of each ordinary share held, the difference between the equivalent in US dollars of the offer price applicable on the initial public offering and $1.34, less any capital distributions received by that Deutsche Bank or Apollo affiliate.

     These options Agreements are no longer in effect.

Registration Rights Agreement with Affiliates of Deutsche Bank and Apollo

     We have entered into a registration rights agreement with the affiliates of Deutsche Bank and Apollo to allow them, subject to certain limitations, to sell all or part of their remaining shares in an SEC-registered public offering until the release of our financial results for our third quarter 2002 (on or about November 6, 2002).

Release of Guarantees of Maxon Investments BV

     By a deed of undertaking dated September 11, 2000 between Maxon Investments BV, the holder of 365,329,286 of our shares on a fully-diluted basis as of May 31, 2002 that is controlled by our Chief Executive Mark Dixon, and us, conditional on the completion of the offering, we will agree to take steps to release Maxon Investments BV from its obligations under guarantees given in respect of six leases and one finance lease facility and to indemnify Maxon Investments BV against any liability in connection with such guarantees. We negotiated the deed of undertaking with Maxon Investments BV on an arms' length basis.


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

                                                    Price Per Share          Price per Share
                                                    ---------------          ---------------
                                                      High          Low       High         Low
                                                -----------   ----------  ---------  ----------
Annual prices:
2000........................................   (pound)3.76   (pound)2.60      $5.62       $3.89
2001........................................   (pound)3.92   (pound)0.12      $5.70       $0.17
Quarterly prices:
2000:
Fourth Quarter (from October 17, 2000)......   (pound)3.76   (pound)2.60      $5.62       $3.89
2001:
First Quarter...............................   (pound)3.92   (pound)2.50      $5.56       $3.55
Second Quarter..............................   (pound)3.14   (pound)1.45      $4.42       $2.04
Third Quarter...............................   (pound)1.62   (pound)0.21      $2.37       $0.31
Fourth Quarter .............................   (pound)0.62   (pound)0.12      $0.90       $0.17
2002:
First Quarter...............................   (pound)0.52   (pound)0.26      $0.73       $0.37
Second Quarter (through June 21, 2002)......   (pound)0.58   (pound)0.30      $0.87       $0.45
Monthly prices:
December 2001...............................   (pound)0.62   (pound)0.43      $0.90       $0.62
January 2002................................   (pound)0.52   (pound)0.35      $0.70       $0.49
February 2002...............................   (pound)0.38   (pound)0.26      $0.53       $0.36
March 2002..................................   (pound)0.49   (pound)0.26      $0.70       $0.37
April 2002..................................   (pound)0.58   (pound)0.47      $0.84       $0.69
May 2002....................................   (pound)0.49   (pound)0.41      $0.72       $0.60
June 2002 (through June 21, 2002)...........   (pound)0.41   (pound)0.30      $0.61       $0.45

     On May 31, 2002, the closing price of shares on the London Stock Exchange was (pound)0.41 equivalent to $0.60 per share translated at the noon buying rate of (pound)0.6838 per $1.00 on May 31, 2002.

ADSs

     Our ADSs, each representing five shares, were originally issued in October 2000 in a public offering and are listed and traded on the Nasdaq National Market.

     The following table sets forth, for the periods indicated, the reported high and low closing prices on the Nasdaq National Market for the outstanding ADSs.

                                                      Price per ADS
                                                      -------------
                                                High                      Low
                                            ---------               ----------
Annual prices:
2000........................................  $28.25                   $19.94
2001........................................  $28.13                    $1.10
Quarterly prices:
2000:
Fourth Quarter (from October 17, 2000)......  $28.25                   $19.94
2001:
First Quarter...............................  $28.13                   $19.94
Second Quarter..............................  $21.75                    $9.95
Third Quarter...............................  $10.75                    $1.80
Fourth Quarter..............................   $4.35                    $1.10

                                                      Price per ADS
                                                      -------------
                                                High                      Low
                                            ---------               ----------
2002:
First Quarter...............................   $3.50                    $1.65
Second Quarter (through June 21, 2002)......   $3.93                    $2.10
Monthly prices:
December 2001...............................   $4.35                    $3.40
January 2002................................   $3.50                    $2.50
February 2002...............................   $2.80                    $1.65
March 2002..................................   $3.25                    $1.82
April 2002..................................   $3.93                    $3.15
May 2002....................................   $3.50                    $2.81
June 2002 (through June 21, 2002)...........   $2.95                    $2.10

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

                               MATERIAL CONTRACTS

     None.

                                    TAXATION

     The following is a discussion of the material UK and US federal income tax consequences of the acquisition, ownership and disposition of shares and ADSs by US Holders (as defined below). It is based, in part on the US/UK income tax treaty currently in force. On July 24, 2001, the US and UK signed a new income tax treaty (the "New Treaty") which, when it becomes effective upon ratification, might alter the rules described in this discussion.

UK Tax Considerations

     This discussion describes the material UK taxation ownership and disposition of shares and ADSs by US holders (as defined below). Although it is not entirely free from doubt, in practice, holders of ADSs should be treated as holding the beneficial interest in shares represented by the relevant ADSs for the purposes of UK tax and for the purpose of the US/UK income tax treaty with respect to income and gains (the "Treaty"). The discussion is intended as a general guide only and is based on current UK legislation and Inland Revenue practice as at the date of this document. These comments do not deal with the position of classes of shareholders subject to special rules, such as dealers in securities.

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

     o holds shares or ADSs or shares in a manner which is not effectively connected with a permanent establishment in the UK through which that US Holder carries on business or with a fixed base in the UK from which that US Holder performs independent personal services; and

     o is not otherwise ineligible for benefits under the Treaty in connection with the ADSs or shares.

United Kingdom Taxation of Dividends

     Under current UK legislation, we are not required to withhold any amounts in respect of tax from our dividend payments.

     Eligible US Shareholders

     An Eligible US Shareholder is entitled, in principle, to receive a payment from the UK Inland Revenue in respect of a dividend from us in an amount equal to the tax credit (the "Tax Credit Amount") to which a UK resident individual is generally entitled in respect of the dividend generally equal to one-ninth of the dividend received. However, that entitlement is subject to a deduction of tax withheld under the Treaty (the "UK Withholding Tax"). In this case, the amount of such deduction will equal the Tax Credit Amount, i.e., one-ninth of the dividend; therefore, an Eligible US Shareholder will not be able to claim any payment from the UK Inland Revenue in respect of a dividend from us.

     US Holders should be aware, however, that under the New Treaty, US Holders (including Eligible US Shareholders) will not be entitled to any payment with respect to the Tax Credit Amount.

United Kingdom Taxation on Chargeable Gains

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

Stamp Duty and Stamp Duty Reserve Tax

     Subject to some exceptions, a conveyance or transfer on sale of shares other than to a depositary or clearance service or its nominee or agent may attract ad valorem UK stamp duty on the instrument of transfer at the rate of 0.5% of the amount or value of the consideration for the transfer, rounded up if necessary to the nearest multiple of (pound)5. An unconditional agreement to transfer shares other than to a depositary or clearance service or its nominee or agent will generally give rise to stamp duty reserve tax at the rate of 0.5% of the amount or value of the consideration for the transfer. However, if within six years of the date of the agreement, or, if the agreement was conditional, the date the agreement became unconditional, an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, then the charge to stamp duty reserve tax will be cancelled or, where the stamp duty reserve tax charge has been paid, the stamp duty reserve tax will, provided that a claim for repayment is made, be repaid.

     A charge to stamp duty or stamp duty reserve tax may arise on the issue or transfer of shares to an issuer of depositary receipts, to its nominee or agent or to particular persons providing a clearance service, their nominees or their agents. The rate of stamp duty or stamp duty reserve tax will generally be 1.5% of either (a) in the case of an issue of shares, the issue price of the shares concerned, or (b) in the case of a transfer of shares, the value of the consideration or, in some circumstances, the value of the shares concerned. In the case of stamp duty, the amount will be rounded up if necessary to the nearest multiple of (pound)5.

     No stamp duty reserve tax will be payable on an agreement to transfer an ADR and provided that the ADR (and any instrument or written agreement of transfer) is executed and retained at all times outside the UK it should not in practice be necessary to pay stamp duty in respect of such transfer. On a transfer of shares from the custodian of a depositary to a holder of an ADS upon cancellation of the ADS where there is no transfer of beneficial ownership, a fixed stamp duty of (pound)5 per instrument of transfer will be payable by such holder.

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

United States Federal Income Tax Considerations

     This discussion describes the material US federal income tax consequences of the acquisition, ownership and disposition of shares and ADSs. This discussion of US federal income tax consequences applies to you only if you are a US holder. For purposes of this discussion, you are a "US holder" if you are a beneficial owner of shares or ADSs and you are, for US federal income tax purposes:

     o    an individual citizen or resident of the US;

     o a corporation, or an entity treated as a corporation, organized under the laws of the US or any state thereof or the District of Columbia; or

     o otherwise subject to US federal income tax on a net income basis in respect of the shares or ADSs.

This discussion applies only to holders who will hold shares or ADSs as capital assets. This discussion is based:

     o upon current US law, US Internal Revenue Service practice, US judicial decisions, administrative pronouncements and US Treasury Regulations, changes to any of which after the date hereof could apply on a retroactive basis and affect the tax consequences described herein; and

     o in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with its respective terms.

     The US Treasury has expressed concerns that parties to whom depositary receipts such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by United States holders. Accordingly, the analysis of the creditability of UK Withholding Tax described below could be affected by future actions that may be taken by the US Treasury.

     Please note that the US and the UK have signed the New Treaty, although it is still not effective. The following discussion does not address all of the tax consequences that may be relevant to you in light of your particular situation. For example, this discussion does not address the treatment of insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, holders subject to the alternative minimum tax, securities broker-dealers, persons holding through foreign partnerships or other pass-through entities, holders who hold shares or ADSs as part of hedging or conversion transactions or holders who own directly, indirectly or by attribution 10% or more of the voting power of Regus and holders whose functional currency for US tax purposes is not the US dollar.

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

US Taxation of Dividends

     The gross amount of any distributions (including the UK Withholding Tax if you elect to claim a foreign tax credit), other than some pro rata distributions of ordinary shares or rights to acquire ordinary shares, in respect of ordinary shares or ADSs to US holders will constitute foreign source dividend income for US federal income tax purposes to the extent such distributions are made from the current or accumulated earnings and profits of Regus plc, as determined in accordance with US federal income tax principles. Such dividends will not be eligible for the dividends received deduction otherwise allowed to corporations. The amount of any cash distribution paid in pounds sterling will be equal to the US dollar value of the pounds sterling on the date of receipt by the Depositary or by you if you hold ordinary shares, as applicable, regardless of whether the payment is in fact converted into US dollars. Gain or loss, if any, recognized on the sale or other disposition of pounds sterling will be US source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

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

     US Holders should be aware that under the New Treaty, US Holders will not eligible for any payment with respect to the Tax Credit Amount and thus will not be eligible to claim any foreign tax credit with respect to the UK Withholding Tax.

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

      Currency translation risk

      The results of our foreign subsidiaries are translated into Sterling at the average exchange rates for the period concerned. The balance sheets of foreign subsidiaries are translated into Sterling at the closing exchange rates. Any gains and losses resulting from the translation are recorded in reserves where they are matched with the gains and losses on borrowings, foreign exchange contracts, currency swaps or currency options, used to hedge the net assets of subsidiaries. Our treasury makes proposals to a committee of the Board each quarter on hedging its foreign assets in this way. Quantitative information on fair value of instruments is given in note 21 in the accounts in this annual report.

      Currency transaction exposure risk

      Currency transaction exposure arises where sales and purchases are transacted by a business unit in a currency other than its own functional currency. The majority of the Group's businesses, however, sell to clients and pay suppliers in their local markets in their own functional currencies and therefore have limited transaction exposure. Where this is not the case, it is our policy to cover material transactions as soon as they are committed and to use forward and/or option currency contracts to do so. Quantitative information on currency exposure is given in note 21 in the accounts in this annual report.

      Funding and deposits

      Outstanding borrowings comprise office equipment financed through finance and operating leases and specific loans from certain property owners advanced on commercial terms. Wherever possible borrowings are matched to the local currency of the borrower or, in the case of lease finance, to the life of the asset financed. Surplus funds are deposited in investment grade instruments that carry low credit risk and which are readily realisable in major currencies.

      Counter-party risk

      We actively manage our relationships with a panel of high-quality financial institutions. Cash assets, borrowings and other financial instruments are distributed against predetermined limits approved by the Board to control exposure to any particular institution.

     Interest rate risk

     While our current policy is normally to borrow or invest surplus funds on a floating rate basis, we issued a (pound)40 million convertible bond in December 2001 with a fixed rate coupon. Group Treasury is, however, currently undertaking a review of policy in light of our continued holding of surplus cash. This review will consider the appropriateness of fixing interest rates using forward rate or interest rate swap agreements. Quantitative information for interest rate risk is given in note 21 in the accounts of this report.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

     PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not  applicable.

ITEM 18.   FINANCIAL STATEMENTS

     Independent Auditors' Report

     To the Shareholders and the Board of Directors of REGUS PLC.

     We have audited the accompanying consolidated balance sheets of REGUS PLC and its subsidiaries (together, the Group), as of 31 December 2001 and 2000 and the related consolidated profit and loss account, statements of cash flows and total recognized gains and losses and reconciliation of movements in group shareholders' funds/(deficit) for each of the years in the three-year period ended 31 December 2001. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2001 in conformity with generally accepted accounting principles in the United Kingdom.

     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended 31 December 2001 and shareholders' funds as of 31 December 2001 and 2000, to the extent summarized in Note 28 to the consolidated financial statements.


By:  /s/ KPMG Audit plc.........................................................
London England


March 8, 2002

Regus plc
Consolidated Profit & Loss Account

                                                                         12 months to       12 months to        12 months to
                                                                          31 Dec 2001        31 Dec 2000         31 Dec 1999
                                                              Note       (pound) '000       (pound) '000        (pound) '000
Turnover (including share of joint ventures)                   1             524,622            429,200             200,610
Less: Share of turnover of joint ventures                      1             (11,989)            (8,075)                 (9)
                                                                    ----------------    ---------------     ---------------
Turnover                                                                     512,633            421,125             200,601
                                                                    ----------------    ---------------     ---------------
Cost of sales (center costs) before exceptional items                       (434,787)          (320,832)           (183,487)
Exceptional items                                              3             (37,955)                 -                   -
                                                                    ----------------    ---------------     ---------------
Cost of sales (centre costs) after exceptional items                        (472,742)          (320,832)           (183,487)
                                                                    ----------------    ---------------     ---------------
Gross profit (centre contribution)                             1              39,891            100,293              17,114
                                                                    ----------------    ---------------     ---------------
Administration expenses before exceptional items                             (91,255)           (86,859)            (60,054)
Exceptional items                                              3             (52,591)            (9,501)             (5,125)
                                                                    ----------------    ---------------     ---------------
Administration expenses after exceptional items                             (143,846)           (96,360)            (65,179)
                                                                    ----------------    ---------------     ---------------
Group operating (loss)/profit                                               (103,955)             3,933             (48,065)
Share of operating loss in joint ventures                      1              (5,572)            (1,027)                (92)
                                                                    ----------------    ---------------     ---------------
Total operating (loss)/profit: Group and share of joint
ventures                                                                    (109,527)             2,906             (48,157)
Net interest payable and other similar charges                 6                (554)            (6,763)             (6,782)
                                                                    ----------------    ---------------     ---------------
Loss on ordinary activities before tax                         2            (110,081)            (3,857)            (54,939)
Tax on loss on ordinary activities                             7             (10,090)            (9,926)             (1,524)
                                                                    ----------------    ---------------     ---------------
Loss on ordinary activities after tax                                       (120,171)           (13,783)            (56,463)

Equity minority interests                                                      1,933                253                  17
                                                                    ----------------    ---------------     ---------------
Retained loss for the financial year                          19            (118,238)           (13,530)            (56,446)
                                                                    ================    ===============     ===============
Loss per ordinary share:                                       8                               Restated
Basic and diluted (p)                                                          (21.0)              (2.7)              (12.0)

Basic and diluted before exceptional items (p)                                  (5.2)              (1.1)              (11.3)


                                 See accompanying notes to consolidated financial statements.
                                        All results arose from continuing operations.

Regus plc
Balance Sheets

                                                                               31 Dec 2001         31 Dec 2000
                                                                 Note          (pound)'000        (pound) `000
Fixed assets
Intangible assets                                                  9                4,307                   -
Tangible assets                                                   10              242,299             193,453
Investments
Investments in subsidiaries                                       11                    -                   -
Investment in own shares                                          11                3,805              47,021
Other investments                                                 11                   33                   -
Interest in joint ventures:                                       11
                                                                        -----------------   -----------------
                    Share of gross assets                                          15,656              13,601
                    Share of gross liabilities                                    (14,562)             (9,461)
                                                                        -----------------   -----------------
                                                                                    1,094               4,140
                                                                        -----------------   -----------------
Total investments                                                                   4,932              51,161
                                                                        -----------------   -----------------
                                                                                  251,538             244,614
                                                                        -----------------   -----------------
Current assets
Stocks                                                                                392                 279
Debtors: amounts falling due within one year                      12              114,288             129,677
Debtors: amounts falling due after more than one year             12                3,000                   -
Cash at bank and in hand                                                          117,074             169,821
                                                                        -----------------   -----------------
                                                                                  234,754             299,777
Creditors: amounts falling due within one year                    13             (344,392)           (317,883)
                                                                        -----------------   -----------------
Provisions for liabilities and charges due within one year        16              (19,953)                   -
                                                                        -----------------   -----------------
Net current liabilities                                                          (129,591)            (18,106)
Total assets less current liabilities                                             121,947             226,508
                                                                        -----------------   -----------------
Creditors: amounts falling due after more than one year           14              (24,806)            (23,050)
Provisions for liabilities and charges due after more
   than one year                                                  16               (8,349)               (794)
                                                                        -----------------   -----------------
Net assets                                                                         88,792             202,664
                                                                        =================   =================
Capital and reserves
Called-up share capital                                           17               29,106              29,034
Share premium account                                             18              279,765             279,858
Other reserves                                                    19                4,056                 615
Profit and loss account                                           19             (224,482)           (106,417)
                                                                        -----------------   -----------------
Equity shareholders' funds                                                         88,445             203,090

Equity minority interests                                                             347                (426)
                                                                        -----------------   -----------------
                                                                                   88,792             202,664
                                                                        =================   =================

          See accompanying notes to consolidated financial statements


Regus plc
Consolidated cash flow statements
                                                                             12 months to        12 months to     12 months to
                                                                              31 Dec 2001         31 Dec 2000      31 Dec 1999
                                                                    Note      (pound)'000        (pound) '000     (pound) '000
Cash inflow from continuing operating activities
Net cash inflow before exceptional items                                           56,140             117,899           17,731
Outflow related to exceptional items                               20(a)          (12,144)                  -           (3,370)
                                                                             ------------        ------------     ------------
Net cash inflow from continuing operating activities               20(a)           43,996             117,899           14,361
                                                                             ------------        ------------     ------------
Returns on investments and servicing of finance
Interest received                                                                   3,906               3,851            1,287
Interest paid                                                                        (252)             (7,993)          (3,575)
Interest paid on finance leases                                                    (3,351)             (2,861)          (2,943)
Debt arrangement fees paid                                                              -                   -          (1,500)
                                                                             ------------        ------------     ------------
                                                                                      303              (7,003)          (6,731)
                                                                             ------------        ------------     ------------
Taxation
Tax paid                                                                           (6,275)             (2,224)            (969)
                                                                             ------------        ------------     ------------
                                                                                   (6,275)             (2,224)            (969)
                                                                             ------------        ------------     ------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                                (105,633)            (88,078)         (76,024)
Sale of tangible fixed assets                                                       3,052               1,506              311
Purchase of own shares                                                                  -             (42,500)                -
Purchase of investments                                                               (26)
                                                                             ------------        ------------     ------------
                                                                                 (102,607)           (129,072)         (75,713)
                                                                             ------------        ------------     ------------
Acquisitions and disposals
Purchase of subsidiary undertakings                                                (5,712)                  -                -
Investment in joint ventures                                                       (5,631)             (3,789)          (1,296)
                                                                             ------------        ------------     ------------
                                                                                  (11,343)             (3,789)          (1,296)
                                                                             ------------        ------------     ------------

Cash outflow before management of liquid resources and financing                  (75,926)            (24,189)         (70,348)

Management of liquid resources                                     20(b)           45,643            (78,712)         (16,519)

Financing                                                          20(b)           22,714             118,766           96,979

                                                                             ------------        ------------     ------------
(Decrease)/increase in cash in the year                            20(c)&(d)       (7,569)             15,865           10,112
                                                                             ============        ============     ============


                                 See accompanying notes to consolidated financial statements

Regus plc
Consolidated statements of total recognized gains and losses

                                                                             12 months to        12 months to     12 months to
                                                                              31 Dec 2001         31 Dec 2000      31 Dec 1999
                                                                              (pound)'000         (pound)'000      (pound)'000
Loss for the financial year                                                      (118,238)            (13,530)         (56,446)

Exchange differences                                                                  197               2,675           (1,160)

Tax charge on exchange differences                                                      -               (872)                -
                                                                             ------------        ------------     ------------
Total recognised losses for the year                                             (118,041)            (11,727)         (57,606)
                                                                             ============        ============     ============


Reconciliation of movements in Group shareholders' funds/(deficit)

                                                                             12 months to        12 months to     12 months to
                                                                              31 Dec 2001         31 Dec 2000      31 Dec 1999
                                                                              (pound)'000         (pound)'000      (pound)'000

Loss for the financial year                                                      (118,238)            (13,530)         (56,446)

Net proceeds of ordinary shares issued                                              3,396             238,548           20,000

Exchange differences                                                                  197               2,675          (1,160)

Tax charge on exchange differences                                                      -               (872)                -
                                                                             ------------        ------------     ------------
Net (decrease)/increase in shareholders' funds                                   (114,645)            226,821          (37,606)

Shareholders' funds/(deficit) at 1 January                                        203,090             (23,731)          13,875
                                                                             ------------        ------------     ------------
Shareholders' funds/(deficit) at 31 December                                       88,445             203,090         (23,731)
                                                                             ============        ============     ============


                                  See accompanying notes to consolidated financial statements

Regus plc

Accounting Policies

1.   Description of business

Regus plc (the "Company"), formerly Regus Business Centres plc, and its consolidated subsidiaries (the "Group") are engaged in the provision of fully serviced business centres offering clients a mix of workstations, conference rooms and related support services. The Group operates an international network of business centres and is divided into four geographic regions, UK & Ireland, Rest of Europe, Americas and Rest of World. Maxon Investments BV ("Maxon") is the ultimate parent company and M L J Dixon, the Chief Executive of the Company, has an effective controlling interest in the equity shares of the Company via Maxon.

2.   Basis of preparation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United Kingdom ("UK GAAP"), under the historical cost convention. These principles differ in certain significant respects from generally accepted accounting principles in the United States ("US GAAP"). Application of US GAAP would have affected shareholders' funds and results of operations at and for the years ended 31 December 2000 and 2001, to the extent summarised in note 28.

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

3.   Basis of consolidation

The consolidated financial statements include the accounts of the company and all its subsidiary undertakings, which have all been prepared to 31 December 2001. Where subsidiary undertakings are acquired or disposed of during the year, the consolidated profit and loss account includes only the results for the part of the year during which they are subsidiary undertakings.

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

5.   Goodwill

Goodwill arising on consolidation, representing the difference between the purchase price and the fair value of the net assets of the subsidiary undertaking at the date of acquisition, is capitalized as an intangible fixed asset and charged to the profit and loss account in equal instalments over its useful economic life.

6.   Joint Ventures

A joint venture is a company in which the Group has an investment for the longer term and shares control under a contractual arrangement. The appropriate share of results of joint venture, as disclosed in their financial statements but after adjustment to conform with the Group's accounting policies, is included in the consolidated profit and loss account.

7.   Tangible fixed assets and depreciation

Depreciation is provided on a straight line basis at rates calculated to write off the cost of fixed assets to their estimated residual value over their estimated useful lives at the following rates:

Furniture                          - 5 years
Fixtures and fittings              - shorter of the lease term, the first break
                                     point of the building
lease or 10 years
Telephones and office equipment     - 5 years
Computer hardware                   - 3 years
Computer software                   - 2 years
Cars                                - 4 years

8.   Fixed asset investments

Fixed asset investments are generally accounted for at cost less provision for impairment.

9.   Stocks

Stocks are stated at the lower of cost and net realisable value. Stocks relate to items purchased for resale to customers and to items intended for distribution within the business such as office supplies and marketing materials.

10.  Deferred taxation

Provision under the liability method is made for deferred taxation at the current rate of corporation tax on all timing differences, to the extent that they are expected to crystallise.

11.  Refurbishment

The terms of most building leases require Regus to make good dilapidation or other damage occurring during the rental period. Accruals for dilapidations are only made when it is known that a dilapidation has occurred. However, due to the nature of the business, centres are maintained to a high standard.

12.  Turnover

Turnover represents the value of services provided to third parties in the year and is exclusive of VAT and similar taxes.

13.  Cost of sales

Cost of sales consists of costs from the individual business centres, including property lease costs, employee costs and start-up costs.

14.  Pensions

The Group operates defined contribution schemes. Contributions are charged to the profit and loss account on an accruals basis.

15.  Leases

     a) Finance leases

Where the Group enters into a lease for furniture, fittings, equipment or cars which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. This also includes occasions where the Group takes interest bearing extended credit from suppliers and certain loans from landlords.

Under all such lease arrangements the asset is recorded in the balance sheet as a tangible asset and is depreciated over its estimated useful life in accordance with the policy described above. Future instalments under such leases, net of finance charges, are included in creditors.

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

16.  Financial instruments

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

17.  Forward currency contracts

The Group's criteria to qualify for hedge accounting are:

     o The instrument must be related to a foreign currency asset or liability;

     o    It must involve the same currency as the hedged item;

     o It must reduce the risk of foreign currency exchange movements on the Group's operations.

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

Premiums or discounts on derivative financial instruments that hedge an existing exposure are charged or credited to interest income or cost over the life of the instrument. The related asset or liability is classified as an accrual or prepayment.

Derivative financial instruments that are not designated as hedges are marked to market using period end market rates and gains or losses are taken to the profit and loss account.

Gains or losses arising on hedging instruments which are cancelled due to the termination of the underlying exposure are taken to administration expenses immediately.

18.  Currency options

Under hedge accounting for currency options, the Group defers the instruments impact on profit until it fully recognises the underlying hedged item in the profit and loss account.

Option costs are charged to the interest cost over the life of the option contract. The related asset is classified as prepayments.

At maturity, any realised gain on the option is recognised in the profit and loss account in administration expenses.


Regus plc

Notes to the financial statements for the year ended 31 December 2001

1    Segmental reporting

The following tables set out the Group's segmental analysis by geographic region and by established and new centres. Established centres are those that have been open for a period of at least 18 months as at the end of the relevant period and new centres are those that have been open for less than 18 months as at the end of the relevant period. The numbers reported include exceptional costs.

                                          Turnover                     Gross profit/(loss) (center contribution)
                        12 months to   12 months to    12 months to    12 months to   12 months to    12 months to
                         31 Dec 2001    31 Dec 2000     31 Dec 1999     31 Dec 2001    31 Dec 2000     31 Dec 1999
                         (pound)'000    (pound)'000     (pound)'000     (pound)'000    (pound)'000     (pound)'000
   Geographical analysis
   United Kingdom &          215,188        188,862         102,856          56,916        59,619          20,169
   Ireland
   Rest of Europe            151,879        118,933          73,739           9,132        29,214          10,830
   Americas                  124,096         94,296          15,646        (28,752)        13,850          (6,012)
   Rest of World              33,459         27,109           8,369           2,595        (2,390)         (7,873)
                        ------------   ------------    ------------    ------------   -----------     -----------
                             524,622        429,200         200,610          39,891       100,293          17,114
                        ============   ============    ============    ============   ===========     ===========




   Total Group               512,633        421,125         200,601
   Total joint ventures       11,989          8,075               9
                        ============   ============   =============

   Established               410,829        293,555         134,016          90,859        92,329        41,673
   centers
   New centers               101,829        127,570          66,585        (50,968)         7,964      (24,559)
                        ------------   ------------    ------------    ------------   -----------     -----------
   Total                     512,633        421,125         200,601          39,891       100,293        17,114
                        ============   ============    ============    ============   ===========     ===========


                                  Operating profit/(loss)                                Net
                                                                       assets/(liabilities)
                         31 Dec 2001     31Dec 2000     31 Dec 1999     31 Dec 2001    31 Dec 2000   31 Dec 1999
                         (pound)'000   (pound) '000    (pound) '000     (pound)'000   (pound) '000   (pound)'000
   Geographical
   analysis

   United Kingdom &           32,413         33,720           4,830          46,932        20,852          (5,952)
   Ireland
   Rest of Europe             (7,712)         1,133         (10,527)        (39,183)      (31,622)        (27,073)
   Americas                  (58,289)       (16,262)        (19,812)        (65,110)       (1,924)        (15,189)
   Rest of World              (1,221)       (11,789)        (15,742)        (29,596)      (29,474)        (17,791)
   Other*                    (74,718)        (3,896)         (6,966)        175,749       244,832          42,099
                        ------------   ------------    ------------    ------------   -----------     -----------
                            (109,527)         2,906         (48,157)         88,792       202,664         (23,906)
                        ============   ============    ============    ============   ===========     ===========

   Total Group              (103,955)         3,933         (48,065)         87,698       198,524         (25,112)
   Total joint ventures       (5,572)        (1,027)            (92)          1,094         4,140           1,206
                        ============   ============    ============    ============   ===========     ===========

   * includes non-regional exceptional costs.

     Exceptional charges to the profit and loss account for 2001 by region were: United Kingdom and
     Ireland(pound)1.1 million (2000:(pound)3.0 million); Rest of Europe(pound)13.7 million (2000:(pound)2.7 million);  Americas(pound)28.0 million (2000:(pound)1.6 million); Rest of World(pound)0.9 million (2000:
     (pound)0.2 million); and, Other(pound)46.8 million (2000:(pound)2.0 million).

     There is no difference between segmental information on an origin basis and on a destination basis.

     The directors are of the opinion that the whole of the turnover is derived from the same class of business.

2    Loss on ordinary activities before tax

                                                       12 months to    12 months to  12 months to
                                                        31 Dec 2001     31 Dec 2000    31 Dec1999
                                                        (pound)'000     (pound)'000    pound)'000

     Loss before tax is stated after charging:
     Depreciation of tangible fixed
     assets:
      - owned assets                                         47,827          27,671        12,459
      - assets under finance leases                          16,060          12,875         7,602
     (Profit)/loss on sale of fixed assets                     (32)           1,520            15
     Provision for impairment of fixed assets                12,166               -             -
     (note3)
     Goodwill amortization                                      196               -             -

                                                       12 months to    12 months to  12 months to
                                                        31 Dec 2001     31 Dec 2000    31 Dec1999
                                                        (pound)'000     (pound)'000    pound)'000

     Operating leases:
      - property                                            191,842         136,969        71,805
      - equipment                                             9,426           6,033         5,466
     Audit fees:
      - company                                                   5               5             5
      - group                                                   782             546           375
     Non audit fees paid to KPMG:
      - UK companies                                            153             204            76
      - group                                                   397             496           306
      - exceptional (note 3)                                  1,100               -           900
     Other exceptional items (note 3)                        77,280           9,501         4,225

     Non-exceptional non audit fees in 2001 are primarily in respect of tax compliance services. In 2000, in addition to the fees above, audit fees of (pound)240,000 and non audit fees of (pound)786,000 paid to KPMG were offset against the share premium account.

3    Exceptional item

     Included in the results for the year to 31 December 2001 were exceptional pre-tax charges totalling (pound)90.5 million as follows:

     Restructuring and redundancy costs ((pound)5.4 million)

     As part of an aggressive attack on its cost base, the Group has reviewed staffing levels across all regions and all functions.

     Headcount was reduced by 800, representing approximately 24% of the total workforce. (pound)0.5 million of this charge has been included in cost of sales.

     Reduction in workstation capacity ((pound)37.4 million)

     The Group reviewed the prospects for each of its centers in light of current market conditions. Regus decided to reduce capacity by 9,700 workstations, representing 11% of the network. The exceptional charge includes consequential costs associated with onerous leases and asset impairments and has been included in cost of sales.

     Write-down related to ESOP ((pound)32.6 million)

     As mentioned in the second quarter results, the directors have determined that, in the circumstances, the carrying value of the investments in own shares should be written down to 21p a share, the market value on 30 September 2001. This is counterbalanced by a writeback for the reduced cost of granting reward options of (pound)8.8 million.

     Write-down of software development assets ((pound)4.6 million)

     The directors reviewed the estimated useful life of external development costs and determined that it would be prudent, in the circumstances, to write off the remainder of these costs.

      Fees in respect of aborted merger with HQ Global Workplaces
     ((pound)3.3 million)

     This exceptional charge had been made in the Group's second quarter results. It includes (pound)1.1 million paid to KPMG in respect of due diligence and transaction advice.

     Write-down of acquisition goodwill ((pound)4.9 million)

     The Directors have determined that there has been an impairment to the value of goodwill arising from acquisitions and, accordingly, it is prudent that the goodwill be written down.

     Non-recoverable Ryder Cup expenditure ((pound)2.3 million)

     On the basis that the Group is unlikely to benefit from the expenditure, the Directors consider it appropriate to recognise the unrecoverable expenditure as an exceptional charge.

     Prior year exceptional items

     The exceptional pre-tax charge of (pound)9.5 million in 2000 relates to costs associated with the write down of the Reward share options exercise price from (pound)1.455 to (pound)0.05.

     The exceptional pre-tax charge of (pound)5.1 million in 1999 related principally to costs associated with the raising of loan finance and the postponed flotation work during 1999.

     The impact of exceptional items on the tax charge is given in note 8.

4    Profit and loss account of holding company

     Of the loss attributable to shareholders, a profit of (pound)2,881,000 (December 2000: loss of (pound)11,922,000, December 1999: loss of (pound)11,700,000) is dealt with in the accounts of Regus plc. As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

5    Employees and directors

                                                       12 months to    12 months to    12 months to
                                                        31 Dec 2001     31 Dec 2000     31 Dec 1999
                                                        (pound)'000    (pound) '000    (pound) '000
     Staff costs for the Group during the year
     Wages and salaries                                      71,672          61,648          42,126
     Social security costs
     Pension costs
                                                             11,127           7,851           5,465
                                                                360             260             300
                                                       ------------    ------------    ------------
                                                             83,159          69,759          47,891
                                                       ============    ============    ============

     The Group contributes to the personal pension schemes of a small number of employees. The amount which is included within creditors is (pound)18,000 (2000: (pound)44,000, 1999: (pound)12,000). Included within the above staff costs in December 1999 are (pound)900,000 of exceptional costs in relation to the postponed flotation work (see note 3).

                                                       12 months to    12 months to    12 months to
                                                        31 Dec 2001     31 Dec 2000     31 Dec 1999
                                                             Number          Number          Number
     Average number of people (including executive
     directors) employed
     Centre staff                                             1,923           1,525             949
     Sales staff                                                363             284             285
     Finance staff                                              170             135             111
     Other staff                                                200             157             147
                                                       ------------    ------------    ------------
                                                              2,656           2,101           1,492
                                                       ============    ============    ============

                                                       12 months to    12 months to    12 months to
                                                        31 Dec 2001     31 Dec 2000     31 Dec 1999
                                                       (pound) '000    (pound) '000    (pound) '000
     Directors
     Aggregate emoluments                                       562             988             787
                                                       ============    ============    ============
     Compensation for loss of office                              -               -              36
                                                       ============    ============    ============
     Company pension payments to money purchase scheme           47              48              65
                                                       ============    ============    ============
     Highest paid director
     Aggregate emoluments                                       229             448             385
                                                       ============    ============    ============
     Company pension payments to money purchase scheme           23              28              56
                                                       ============    ============    ============

     Retirement benefits are accruing to three directors under a money purchase scheme. In 2000, two directors received share options under the long term incentive scheme. More detailed information on directors emoluments is provided in the report of the Remuneration Committee.

6    Net interest payable and other similar charges

                                                       12 months to    12 months to    12 months to
                                                        31 Dec 2001     31 Dec 2000     31 Dec 1999
                                                        (pound)'000     (pound)'000     (pound)'000

     Interest payable on overdrafts and loans                   842           7,749           7,495
     Interest payable on finance leases                       3,339           2,867           2,965
                                                       ------------    ------------    ------------
                                                              4,181          10,616          10,460
     Interest income                                         (3,877)         (3,863)         (3,678)
     Share of joint venture net interest payable                250             10               -
                                                       ------------    ------------    ------------
     Net interest payable and other similar
      charges                                                   554           6,763           6,782
                                                       ============    ============    ============

7.   Taxation
                                                    12 months to 31  12 months to 31  12 months to 31
                                                      December 2001    December 2000    December 1999
                                                        (pound)'000      (pound)'000     (pound) '000
     United Kingdom
     Corporation tax at 30% (2000 & 1999: 30%)                5,588            4,402                -
     Deferred tax                                                62              794                -
     Under provision in respect of prior periods                  -                -              180
                                                    ---------------    -------------  ---------------
                                                              5,650            5,196              180



     Overseas
     Corporation taxes                                        4,440            4,752            1,322
     (Over) / under provision in respect of                       -              (22)             124
     prior periods
     Deferred tax                                                 -                -             (102)
                                                   ----------------  ---------------  ---------------
                                                             10,090            9,926            1,524
                                                   ================  ===============  ===============
     Approximate gross tax losses to carry                        -                -            5,855
     forward against certain future UK
     corporation tax liabilities
                                                   ================  ===============  ===============
     Approximate gross tax losses to carry
     forward against certain future overseas
     corporation tax liabilities
                                                            126,561           76,910           57,718
                                                   ================  ===============  ===============

     No deferred tax has been provided on the unremitted accumulated reserves of the subsidiary undertakings as accumulated reserves of subsidiary undertakings are retained to finance their business.

     At 31 December 2001, the total unremitted accumulated reserves of the subsidiary undertakings were(pound)6,168,000 (2000: (pound)2,047,000)

     The tax losses above have the following expiration dates:

                                              As at               As at
                                        31 Dec 2001         31 Dec 2000
                                        (pound)'000        (pound) '000

             2001                                 -                 196
             2002                               727                 757
             2003                             1,682               2,592
             2004                            12,395              15,885
             2005                             8,712               7,574
             2006                             7,848                 397
             2007                             3,479                 482
             2008 and later                  66,248              27,165
                                        -----------        ------------
                                            101,091              55,048
             Available indefinitely          25,470              21,862
                                        -----------        ------------
                                            126,561              76,910
                                        ===========        ============

     A reconciliation of the actual tax charge resulting from applying the UK statutory rate to the loss before tax is as follows.

                                                       12 months to       12 months to   12 months to 31
                                                   31 December 2001   31 December 2000    December 1999
                                                        (pound)'000        (pound)'000      (pound)'000
     UK statutory rate applied to result for year          (33,024)            (1,157)         (16,502)
     Adjusted for:
     Permanent differences                                   16,741                451            2,227
     Difference in taxation rates                           (9,375)            (1,721)          (1,732)
     Tax losses utilized                                    (1,028)            (1,133)            (795)
     Deferred tax asset not booked in respect of:
          Tax losses carried forward                         20,467              6,907           16,211
          Start up costs and other reserves                  16,309              6,717            1,905
     Adjustment in respect of prior periods                       -               (22)              304
     Other items                                                  -              (116)             (94)

                                                       ------------      ------------    -------------
     Actual tax charge                                       10,090             9,926            1,524
                                                       ============      ============    =============

     There was no tax charge arising from joint venture operations.

8    Loss per Share

     Loss per share has been calculated by dividing the retained loss for the financial year by the weighted average number of ordinary shares in issue excluding those held under the employee share trust.

     There were no adjustments to the retained loss for the year for the diluted earnings per share computations.

     The 2001 and 2000 diluted shares were not included in the computation of diluted earnings per share due to losses in 2001 and 2000, resulting in options being antidilutive. The 2000 diluted loss per share has been restated from that reported in the 2000 Annual report because the number of diluted shares had been wrongly adjusted by 13,829,065 ordinary shares relating to share options.

     The following summarizes the calculation of loss per share for the years ended 31 December 1999, 2000 and 2001:

                                                                     31 Dec 2001        31 Dec 2000    31 Dec 1999
                                                                                           Restated
     Loss for the year                               ((pound)'000)      (118,238)           (13,530)       (56,446)
     Add: exceptional items                          ((pound)'000)        90,546              9,501          5,125
     Less: tax on exceptional items                  ((pound)'000)        (1,614)            (1,508)        (1,500)
                                                                     -----------       ------------    -----------
     Retained profit / (loss) for the year before    ((pound)'000)
       exceptional items                                                 (29,306)            (5,537)       (52,821)
                                                                     ===========       ============    ===========

     Weighted average ordinary shares in             ('000's)            563,528            497,889        469,486
     Issue - basic and diluted
                                                                     ------------      ------------   -------------
     Loss per ordinary share - basic and diluted         (p)               (21.0)              (2.7)         (12.0)
                                                                     ============      ============   ============

     Impact of exceptional items  -basic and diluted     (p)               (15.8)              (1.6)          (0.7)
     Loss per ordinary share before exceptional items
       - basic and diluted                               (p)                (5.2)              (1.1)         (11.3)
                                                                     ============      ============   ============

9    Goodwill

                                                                                                      (pound) '000
     Cost
     At 1 January 2001                                                                                           -
     Additions                                                                                               9,496
     Exchange differences                                                                                      (77)
                                                                                                      ------------
      At 31 December 2001                                                                                    9,419
                                                                                                      ============
     Amortization
     At 1 January 2001                                                                                           -
     Charge for the period                                                                                     196

     Provision for impairment                                                                                4,916
                                                                                                      ------------
     At 31 December 2001                                                                                    5,112
                                                                                                      ============

                                                                                                      ------------
     Net book value at 31 December 2001                                                                      4,307
                                                                                                      ------------

                                                                                                      ------------
     Net book value at 31 December 2000                                                                         -
                                                                                                      ------------

     In April the Group acquired three subsidiaries for a total consideration of (pound)9.1 million: Stratis Business Centres Inc in the US and Satellite and Skyport Business Centres in the Netherlands, consisting of (pound)5.7 million cash and shares of (pound)3.4 million. The net liabilities of the companies at the date of acquisition were (pound)0.3 million resulting in goodwill on acquisition of (pound)9.4 million. There were no material fair value adjustments. Subsequently the directors have determined that there has been an impairment of the value of goodwill arising from acquisitions to the value of (pound)4.9 million and, accordingly, it is prudent that the goodwill be written down. The useful economic life of goodwill is 20 years. The post acquisition results have not been shown separately on the face of the profit and loss account as they are not material.

10   Tangible fixed assets

                                        Furniture &       Computers           Motor           Total
                                           fittings                        vehicles
                                        (pound)'000     (pound)'000     (pound)'000     (pound)'000
     Cost
     At 1 January 2000                      150,667          10,593             578         161,838
     Exchange differences                        96             187               2             285
     Additions                               99,549          12,002             101         111,652
     Disposals                               (5,619)         (1,285)           (259)         (7,163)
                                        -----------    ------------    ------------    ------------
     At 31 December 2000                    244,693          21,497             422         266,612
                                        -----------    ------------    ------------    ------------
     Aggregate depreciation
     At 1 January 2000                       32,921           3,093             253          36,267
     Exchange differences                       280              70             (2)             348
     Charge for the period                   34,759           5,664             123          40,546
     Disposals                               (2,688)         (1,137)           (177)         (4,002)
                                        -----------    ------------    ------------    ------------
     At 31 December 2000                     65,272           7,690             197          73,159
                                        -----------    ------------    ------------    ------------
     Net book value at 31 December 2000     179,421          13,807             225         193,453
                                        ===========    ============    ============    ============
     Cost
     At 1 January 2001                      244,693          21,497             422         266,612
     Exchange differences                   (2,328)           (183)             (2)         (2,513)
     Additions                              115,230          13,248              55         128,533
     Acquisitions                               676             136               -             812
     Disposals                              (3,844)         (2,272)           (187)         (6,303)
                                        ------------   ------------    ------------    ------------
     At 31 December 2001                    354,427          32,426             288         387,141
                                        ------------   ------------    ------------    ------------
     Aggregate depreciation
     At 1 January 2001                       65,272           7,690             197          73,159
     Exchange differences                     (997)            (89)               -         (1,086)
     Charge for the period                   53,091          10,698              98          63,887
     Provision for impairment                 7,600           4,566               -          12,166
     Disposals                                (980)         (2,188)           (116)         (3,284)
                                        -----------    ------------    ------------    ------------
     At 31 December 2001                    123,986          20,677             179         144,842
                                        -----------    ------------    ------------    ------------
     Net book value at 31 December 2001     230,441          11,749             109         242,299
                                        ===========    ============    ============    ============

     The net book value of tangible fixed assets includes an amounts in respect of fixed assets held under finance leases as follows:

                                                                        31 Dec 2001     31 Dec 2000
                                                                        (pound)'000     (pound)'000
     Cost                                                                    96,282          74,570
     Depreciation                                                           (43,169)        (28,078)
                                                                         ----------     -----------
     Net book value                                                          53,113          46,492
                                                                         ==========     ===========

11   Investments


                                         Investment        Interest
                                             in own        in joint           Other                  Shares in Group
                                            shares*        ventures     Investments    Group Total      undertakings
                                        (pound)'000     (pound)'000     (pound)'000    (pound)'000       (pound)'000
     At 1 January 2000                            -           1,200               6          1,206                 -
     Exchange differences                         -             170               -            170                 -
     Additions                               45,200           3,791               -         48,991                 -
     Revaluation                              1,821               -               -          1,821                 -
     Share of losses retained                     -          (1,027)              -         (1,027)                -
                                        -----------    ------------     -----------     ----------   ---------------
     At 1 January 2001                       47,021           4,134               6         51,161             5,631

     Exchange differences                         -             154               -            154                 -
     Additions                                    -           2,631              27          2,658                 -
     Revaluation                            (1,821)               -               -         (1,821)                -
     Provision for impairment              (41,395)               -               -        (41,395)                -
     Share of loss retained                       -          (5,825)              -         (5,825)                -
                                        -----------    ------------    ------------     ----------    --------------
     At 31 December 2001                      3,805        1,094                 33           4,932            5,631
                                        ===========    ============    ============     ==========    ==============

*The nominal value of the Group's investment in own shares is (pound)0.9 million. Note 22 provides details of investments in own shares.
Details of investments in subsidiary companies are given in section 30.

12   Debtors

     Amounts falling due within one year
                                                    31 Dec 2001     31 Dec 2000
                                                    (pound)'000     (pound)'000

     Trade debtors                                       45,103          60,990
     Amounts owed by participating interest               4,136           1,862
     Other debtors                                       30,144          29,940
     Prepayments and accrued income                      23,804          26,364
     VAT recoverable                                     11,101          10,521

                                                   -------------   ------------
                                                        114,288         129,677
                                                   ------------    ------------
     Amounts falling due after one year
                                                    31 Dec 2001     31 Dec 2000
                                                    (pound)'000     (pound)'000

     Amounts owed by participating interest               3,000               -
                                                   ------------    ------------
                                                          3,000               -
                                                   ------------    ------------
     Total debtors                                      117,288         129,677
                                                   ============    ============

     As at 31 December 2001 the provision for bad and doubtful debts was (pound)2,858,000 (2000: (pound)1,701,000). An allowance for bad and doubtful debts is recorded at the end of each period based upon the expected collectability of all trade receivables.

     An analysis of the bad and doubtful debt provision is as follows:

                                                    31 Dec 2001     31 Dec 2000
                                                    (pound)'000     (pound)'000
     Opening balance                                      1,701           1,047
     Additional charges to profit and loss account        1,916             842
     Provision utilisation                                 (724)           (190)
     Exchange difference                                    (35)              2
                                                   -----------     ------------
     Closing balance                                     2,858           1,701
                                                   ===========     ============

13   Creditors - Amounts falling due within one year

                                                    31 Dec 2001     31 Dec 2000
                                                    (pound)'000     (pound)'000
     Bank loans and overdrafts                            6,018           5,750
     Non-convertible bond                                40,000               -
     Other loans                                            724             807
     Obligations under finance leases                    14,909          10,614
     Trade creditors                                     44,452          31,207
     Customer deposits                                   72,584          80,024
     Other tax and social security                       12,364          16,128
     Corporation tax                                     13,396           9,849
     Deferred income                                     31,847          43,541
     Deferred landlord contributions                      7,195           3,173
     Rent accruals                                       65,715          56,307
     Other accruals                                      31,818          58,392
     Other creditors                                      3,370           2,091
                                                   ------------    ------------
                                                        344,392         317,883
                                                   ============    ============

     On 28 December 2001, the Company issued (pound)40.0 million nominal of five per cent non-convertible bonds. On 14 February 2002, the bonds were exchanged for convertible debentures and warrants. The convertible debentures incur interest at five per cent and, at the Company's option, are either repaid in ten equal installments from March 2002 to December 2002 or are converted into ordinary shares at 95 per cent of the average price during the following month. The convertible bonds may be converted at the holders option at a price of 86.32 pence per share. The warrant holders have the right to subscribe for up to five million ordinary shares at five pence per share. Any remaining unexercised warrants will lapse three years after issue. The fair value of the warrants, as at 31 December, was 49 pence per share.

14   Creditors - Amounts falling due after more than one year

                                                    31 Dec 2001      31 Dec 2000
                                                    (pound)'000      (pound)'000
     Bank loans                                               8               12
     Other loans                                          1,322            1,475
     Obligations under finance leases                    23,064           21,150
     Accruals and deferred income                           365              361
     Other creditors                                         47               52
                                                   ------------    -------------
                                                         24,806           23,050
                                                   ============    =============

     Certain bank loans are secured on the assets of the applicable subsidiaries and bear interest at local commercial rates.
     All other creditors are unsecured and non-interest bearing.
     As at 31 December 2001 the Group had no other available credit facilities (December 2000: (pound)13,748,000).

15   Maturity of debt

     The maturity profile of the carrying amount of the Group's financial liabilities as at 31 December was as follows:


                                    Non-convertible      Bank loans
                                               bond    & overdrafts     Other Loans     Finance leases          Total
                                        31 Dec 2001     31 Dec 2001     31 Dec 2001        31 Dec 2001    31 Dec 2001
                                        (pound)'000     (pound)'000    (pound) '000        (pound)'000    (pound)'000
     Within 1 year                           40,000           6,018             724             14,909         61,651
     Between 1 and 2 years                        -               4             260             11,231         11,495
     Between 2 and 5 years                        -               4             716             11,196         11,916




     In 5 years or more                           -               -             346                637            983
                                    ---------------    ------------     -----------     --------------    -----------
                                             40,000           6,026           2,046             37,973         86,045
                                    ===============    ============     ===========     ==============    ===========

                                    Non-convertible      Bank loans
                                               bond    & overdrafts     Other Loans     Finance leases          Total
                                        31 Dec 2000     31 Dec 2000     31 Dec 2000        31 Dec 2000    31 Dec 2000
                                        (pound)'000     (pound)'000     (pound)'000        (pound)'000    (pound)'000
     Within 1 year                                -           5,750             807             10,614         17,171
     Between 1 and 2 years                        -               4             285             10,224         10,513
     Between 2 and 5 years                        -               8             678             10,685         11,371
     In 5 years or more                           -               -             512                241            753
                                    ---------------    ------------    ------------     --------------    -----------
                                                  -           5,762           2,282             31,764         39,808
                                    ===============    ============    ============     ==============    ===========

     The following provides additional disclosure for bank loans and overdrafts and other loans:

                                                        31 Dec 2001     31 Dec 2000
                                                        (pound)'000     (pound)'000
     Within 1 year                                           46,742           6,557
     Between 1 and 2 years                                      264             289
     Between 2 and 3 years                                      221             249
     Between 3 and 4 years                                      383             238
     Between 4 and 5 years                                      116             199
     After 5 years                                              346             512
                                                       ------------    ------------
                                                             48,072           8,044
                                                       ============    =============

     The following provides additional finance lease disclosure including the interest components of future minimum lease payments (company nil):

                                                        31 Dec 2001     31 Dec 2000
                                                        (pound)'000     (pound)'000
     Within 1 year                                           17,370          11,966
     Between 1 and 2 years                                   12,597          11,967
     Between 2 and 3 years                                    8,188           7,862
     Between 3 and 4 years                                    3,403           1,970
     Between 4 and 5 years                                      569           1,379
     After 5 years                                              492           1,118
                                                       ------------    ------------
     Total commitment                                        42,619          36,262
     Less amounts representing interest                      (4,646)         (4,498)
                                                       ------------    ------------
     Present value of future minimum lease payments          37,973          31,764
     Within 1 year                                           14,909          10,614
                                                       ------------    ------------
     After 1 year                                            23,064          21,150
                                                       -------------   ------------

16   Provisions for liabilities and charges

                                                      Onerous Lease
                                       Deferred Tax     Obligations           Total
                                       (pound)'000      (pound)'000     (pound)'000
     At 1 January 2001                          794               -             794
     Provided in year                            62          28,165          28,227
     Exchange differences                         -            (719)           (719)
                                       ------------   -------------    ------------
     At 31 December 2001                        856          27,446          28,302
                                       ------------   -------------    ------------

     Amounts falling due within one year          -          19,953          19,953
     Amounts falling due after one year         856           7,493           8,349

     At 1 January 2000                            -               -               -
     Provided in year                           794               -             794
                                       ------------    ------------    ------------
     At 31 December 2000                        794               -             794
                                       ------------    ------------    ------------

     There is no unprovided deferred tax liability (note 7)


17   Called up share capital

                                                    31 Dec 2001    31 Dec 2000
                                                    (pound)'000    (pound)'000
     Authorised
     800,000,000 (2000: 800,000,000)
     Ordinary shares of 5p each                          40,000         40,000
                                                    -----------    -----------

     Allotted and fully paid
     582,112,320 (2000: 580,676,185)
     Ordinary shares of 5p each                          29,106         29,034
                                                   ------------    -----------

     In April 2001, 1,388,895 new ordinary shares of 5 pence each were issued for a total consideration of (pound)3,486,750 in respect of the acquisition of Stratis Business Centers Inc.

     During 2001, 47,240 new ordinary shares of 5 pence each were issued in respect of exercised share options, see note 22.

     In March 2000 1,855,670 new A ordinary shares of 5 pence each were allotted for a total consideration of (pound)2,700,000.

     In October 2000, 97,598,307 ordinary shares of 5 pence each were issued in an Initial Public Offering for a total consideration of (pound)253,756,000. At the same time, the new A & B ordinary shares of 5 pence each were re-classified as ordinary shares of 5 pence each.

18   Share premium account (non distributable)

                                                    31 Dec 2001     31 Dec 2000
                                                   (pound) '000    (pound) '000
     At 1 January                                       279,858          46,283
     Premium on issue of shares during period                 -         251,483
     Issue costs*                                          (93)        (17,908)
                                                   ------------    ------------
     At 31 December                                     279,765         279,858
                                                   ============    ============

     * Issue costs for 2001 relate to additional costs associated with the Initial Public Offering in 2000.


19   Reserves
                                                    Profit and       Other (non
                                                          loss   distributable)
                                                   (pound)'000      (pound)'000
     At 1 January 2000                                (94,681)             606

     Retained loss for the period                     (13,530)                -
     Transfer to capital reserve                            (9)               9
     Exchange differences                                2,675                -
     Tax on exchange differences                          (872)               -
                                                  ------------   --------------
     At 1 January 2001                                (106,417)             615

     (Loss)/profit for the period                     (118,238)               -
     Premium on shares issued for acquisitions               -            3,417
     Transfer to capital reserve                           (34)              34
     Exchange differences                                  207              (10)
                                                  ------------   --------------
     At 31 December 2001                             (224,482)             4,056
                                                  ============   ==============

20   Cash flow statement

     (a) Reconciliation of operating profit to net cash inflow from operating activities

                                                   12 months to     12 months to    12 months to
                                                    31 Dec 2001      31 Dec 2000     31 Dec 1999
                                                   (pound) '000     (pound) '000    (pound) '000
     Continuing operating activities
     Operating (loss)/profit                          (103,955)            3,933          (48,065)
     Depreciation charge                                 63,887           40,546           20,061
     Goodwill amortization                                  196                -                -
     (Profit)/loss on disposal of fixed assets              (32)           1,520               15
     Impairment of goodwill                               4,916                -                -
     Impairment of fixed assets                          12,166                -                -
     Impairment of investment in own shares              41,395                -                -
     Increase in provisions                              28,165                -                -
     (Increase)/Decrease in stocks                         (109)             (33)               22
     Decrease/(Increase) in debtors                      17,208          (58,228)          (32,573)
     (Decrease)/increase in creditors                   (19,841)         130,161            74,901
                                                   ------------     ------------    --------------
     Net cash inflow from continuing
       operating activities                              43,996          117,899            14,361
                                                   ============     ============    ==============

     The cash inflow for December 2001 includes a (pound)12,144,000 outflow relating to the exceptional item charged during the year (see note 3).

     (b) Financing and management of liquid resources

                                                   12 months to     12 months to     12 months to
                                                    31 Dec 2001      31 Dec 2000      31 Dec 1999
                                                   (pound) '000     (pound) '000     (pound) '000
    Management of liquid resources
    New cash deposits                                   (50,981)         (95,897)        (105,536)
    Repayment of cash deposits                           96,624           17,185           89,017
                                                   ------------    -------------     ------------
                                                         45,643          (78,712)         (16,519)
                                                   ============    =============     ============

    Financing
    New loans                                            42,180           13,945          105,073
    Repayment of loans                                  (4,566)        (116,325)         (12,298)
    Payment of prinicipal under finance leases         (16,793)         (14,702)         (15,796)
    Issue of equity shares                                1,985          253,756           20,000
    Issue costs                                            (92)         (17,908)                -
                                                   ------------    -------------     ------------
                                                         22,714          118,766           96,979
                                                   ============    =============     ============

     (c) Reconciliation of net cash flow to movement in net funds/(borrowings)

                                                   12 months to     12 months to     12 months to
                                                    31 Dec 2001      31 Dec 2000      31 Dec 1990
                                                   (pound) '000     (pound) `000     (pound) '000
     (Decrease)/increase in cash in the period           (7,569)          15,865           10,112
     Cash (inflow)/outflow/(inflow) from change
       in borrowings and finance leases                 (20,821)         117,082          (76,979)

     Cash (inflow)/outflow from change
       in liquid resources                              (45,643)          78,712           16,519
                                                   ------------    -------------     ------------
     Change in net funds/borrowings
       resulting from cash flows                        (74,033)         211,659          (50,348)
     Acquisitions                                          (783)               -                -




     Other non-cash items:
     New finance leases                                 (22,901)        (23,574)          (17,234)
     Translation difference                              (1,267)           1,830           (1,280)
                                                   ------------    -------------     ------------
     Movement in net funds/borrowings in the period     (98,984)         189,915          (68,862)
     Net funds/(borrowings)/funds at 1 January          130,013        (59,902)             8,960
                                                   ------------    -------------     ------------
     Net funds/(borrowings) at 31 December               31,029         130,013           (59,902)
                                                   =============   =============     ============


                                                                                      Other
                                                                                   non-cash       Exchange
                                  At 1 Jan 2001      Cashflow    Acquisitions        changes      movements    At 31 Dec 2001
                                    (pound)'000    (pound)'000    (pound)'000    (pound)'000    (pound)'000       (pound)'000
     Cash at bank and in hand            31,432         (5,983)             -              -         (1,202)           24,247
     Overdrafts                          (1,203)        (1,586)             -              -              8
                                                                                                                       (2,781)
                                 --------------      ---------   ------------    -----------    -----------    --------------
                                         30,229         (7,569)             -              -         (1,194)           21,466
     Debt due after 1 year               (1,487)            91              -             36             30
                                                                                                                       (1,330)
     Debt due within 1 year              (5,354)       (37,705)          (783)           (83)           (36)
                                                                                                                      (43,961)
     Finance leases due after 1         (21,150)        11,430              -        (13,235)          (109)
     year                                                                                                             (23,064)
     Finance leases due within          (10,614)         5,363              -         (9,619)           (39)
     1 year                                                                                                           (14,909)
                                    -----------    -----------   ------------    -----------    -----------    --------------
                                        (38,605)       (20,821)          (783)       (22,901)          (154)          (83,264)

     Liquid resources                   138,389        (45,643)             -              -             81            92,827
                                    -----------    -----------   ------------    -----------    -----------    --------------
                                        130,013        (74,033)          (783)       (22,901)        (1,267)           31,029
                                    ===========    ===========   ============    ===========    ===========    ==============


     Liquid resources at 31 December 2001 include cash held on deposit of which (pound)3.2 million (December 2000: (pound)5.5 million) relates to collateral against bank loans and (pound)28.4 million (December 2000:
     (pound)35.4 million) relates to deposits which are held by banks as security for the issuance of bank guarantees to support lease commitments by Regus operating companies. These amounts are blocked and are not available for use by the business.

     There are arrangements in place where cash balances and deposits with banks in the UK and Netherlands can be offset against overdrawn accounts in the same bank.

     Non-cash changes comprise new finance leases and reclassifications between categories.



                                                                      Other non-cash        Exchange       At 31 Dec
                                      At 1 Jan 2000        Cashflow          changes       movements            2000
                                       (pound) '000    (pound) '000     (pound) '000   (pound) '000     (pound) '000
       Cash at bank and in hand              16,426           8,030            6,583            393           31,432
       Overdrafts                           (1.923)           7,835           (7,229)           114           (1,203)
                                       ------------    ------------    -------------   ------------    -------------
                                             14,503          15,865             (646)           507           30,229
       Debt due after 1 year               (82,738)        (10,076)           91,387            (60)          (1,487)
       Debt due within 1 year              (24,353)         112,456          (93,852)           395           (5,354)
       Finance leases due after 1 year     (13,674)           6,534          (14,000)           (10)         (21,150)
       Finance leases due within 1 year     (9,314)           8,168           (9,377)           (91)         (10,614)
                                       ------------    ------------    -------------   ------------    -------------
                                          (130,079)         117,082          (25,842)           234          (38,605)
       Liquid resources                      55,674          78,712            2,914          1,089          138,389
                                       ------------    ------------    -------------   ------------    -------------
                                           (59,902)         211,659          (23,574)         1,830          130,013
                                       ============    ============    =============   ============    =============



                                                                              Other
                                                                           non-cash        Exchange
                                      At 1 Jan 1999        Cashflow         changes       movements   At 31 Dec 1999
                                        (pound)'000     (pound)'000     (pound)'000     (pound)'000      (pound)'000
         Cash at bank and in hand             8,137          17,024          (7,733)         (1,002)          16,426
         Overdrafts                            (122)         (6,912)          4,329             782           (1,923)
                                       ------------    ------------    ------------    ------------   --------------
                                              8,015          10,112          (3,404)           (220)          14,503
         Debt due after 1 year              (11,296)        (80,571)          9,811            (682)         (82,738)
         Debt due within 1 year              (5,850)        (12,204)         (5,757)           (542)         (24,353)
         Finance leases due after 1 year    (12,969)          5,751          (6,817)            361          (13,674)
         Finance leases due within 1 year    (8,818)         10,045         (10,686)            145           (9,314)
                                       ------------    ------------    ------------    ------------   --------------
                                            (38,933)        (76,979)        (13,449)           (718)        (130,079)
         Liquid resources                    39,878          16,519            (381)           (342)          55,674
                                       ------------    ------------    ------------    ------------   --------------
                                              8,960         (50,348)        (17,234)         (1,280)         (59,902)
                                       ============    ============    ============    ============   ==============

     Liquid resources include cash held on deposit of which (pound)40,945,000 at 31 December 2000 (1999:(pound)21,970,000) relates to deposits which are held by banks as security for the issuance of bank guarantees to support lease commitments by Regus operating companies. These amounts are blocked and are not available for use by the business.

     There are arrangements in place where cash balances with certain banks can be offset against overdrawn accounts in the same bank.

     Non-cash changes comprise new finance leases and reclassifications between categories.

21   Financial instruments

     Details of the role that financial instruments have had during the year in managing the risks that the Group faces are discussed in Item 11 of this form 20-F.

     Short term debtors and creditors and intercompany balances.

     Short term debtors and creditors and Intercompany balances have been excluded from all the following disclosures other than the currency risk disclosure.

     Interest rate risk and currency profile of financial liablities and assets The following table analyses the currency and interest rate composition of the Group's financial liabilities and assets, comprising gross borrowings, and deposits where applicable.


     31 December 2001

                                                                                                                  Weighted
                                    At                                                         Weighted     average period
                              floating      At fixed    Non-interest                      average fixed     for which rate
                                 rates         rates         bearing            Total     interest rate           is fixed
                           (pound)'000   (pound)'000     (pound)'000      (pound)'000                 %              Years
     Financial liabilities
     Euro                       (3,380)       (5,552)              -           (8,932)              7.7                2.3
     Japanese Yen                    -        (1,067)              -           (1,067)              6.6                1.3
     Sterling                        -       (42,926)              -          (42,926)              5.5                1.0
     US Dollar                       -       (28,428)              -          (28,428)              8.8                2.0
     Others                     (4,692)            -               -           (4,692)             11.0                2.4
                           -----------   -----------    ------------      -----------     =============     ==============
                               (8,072)       (77,973)              -          (86,045)

     Financial assets
     Australian Dollars            812             -               -              812                 -                  -
     Euro                       21,518             -               -           21,518                 -                  -
     Japanese Yen                  511             -               -              511                 -                  -
     Sterling                   80,904             -               -           80,904                 -                  -
     US Dollar                   8,511             -               -            8,511                 -                  -
     Others                      4,818             -               -            4,818                 -                  -
                           -----------   -----------    ------------      -----------     =============     ==============
                               117,074             -               -          117,074
                           -----------   -----------    ------------      -----------
                               109,002       (77,973)              -           31,029
                           ===========   ===========    ============      ===========

     of which:
     liquid resources           92,827             -               -           92,827
     gross borrowings           (8,072)      (77,973)              -         (86,045)
     cash                       24,247             -               -           24,247
                           -----------   ------------   ------------      -----------
                               109,002       (77,973)              -           31,029
                           ===========   ============   ============      ===========

     The sterling fixed rate liabilities include (pound)40 million five per cent non-convertible bonds. Once fair value of the warrants issued in February 2002 is considered in accordance with FRS4, the effective annual finance charge is 17 per cent.

     31 December 2000

                                                                                              Weighted     Weighted average
                                                                                               average     period for which
                             At floating      At fixed    Non-interest                           fixed              rate is
                                   rates         rates        bearing            Total   interest rate                fixed
                             (pound)'000   (pound)'000                     (pound)'000               %                Years
     Financial liabilities
     Euro                         (1,491)       (3,037)              -          (4,528)             8.0                 4.3
     Japanese Yen                      -          (895)              -            (895)             6.8                 3.3
     Sterling                       (500)       (6,078)              -          (6,578)             9.8                 3.8
     US Dollar                         -       (20,996)              -         (20,996)             8.9                 4.7
     Others                       (6,053)         (758)              -          (6,811)            11.3                 3.7
                             -----------   -----------    ------------     -----------    =============    ================
                                  (8,044)      (31,764)              -         (39,808)

     Financial assets
     Australian Dollars            1,961             -               -           1,961               -                    -
     Euro                         32,571             -              39          32,610               -                    -
     Japanese Yen                  2,393             -               2           2,395               -                    -
     Sterling                    102,433             -              95         102,528               -                    -
     US Dollar                    18,407             -              94          18,501               -                    -




     Others                       11,784             -              42          11,826               -                    -
                             -----------   -----------    ------------     -----------   =============     ================
                                 169,549             -             272         169,821
                             -----------   -----------    ------------     -----------
                                 161,505       (31,764)            272         130,013
                             ===========   ===========    ============     ===========

     of which:
     liquid resources            138,389             -               -         138,389
     gross borrowings             (8,044)      (31,764)              -        (39,808)
     cash                         31,160             -             272          31,432
                             -----------   -----------    ------------     -----------
                                 161,505       (31,764)            272        130,013
                             ===========   ===========    ============     ==========

     Maturity analysis of undrawn committed borrowing facilities

     The Group has the following undrawn committed borrowing facilities available at the 31 December in respect of which all conditions precedent had been met at that date:

                                31 Dec 2001   31 Dec 2000     31 Dec 1999
                                (pound)'000   (pound)'000     (pound)'000

     Expiring within:
     One year or less                     -         3,589          10,000
     Between one and two years            -             -               -
     In more than two years               -             -           1,250
                                -----------   -----------     -----------
                                          -         3,589          11,250
                                ===========   ===========    ============

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


     31 December 2001
                                                 Net foreign currency monetary assets/(liabilities)
                                       Euro  Japenese Yen        Sterling     US Dollar          Others         Total
                                (pound)'000   (pound)'000     (pound)'000    (pound)'000    (pound)'000    (pound)'000
     Functional currency of
     Group operation
     Euro                                 -        10,976             (56)        66,572          2,053         79,545
     Sterling                           817             -               -         (3,349)         6,458          3,926
     US Dollar                          (43)            -               -              -          1,196          1,153
     Others                          (4,123)             -           (137)        (7,712)        (1,245)       (13,217)
                                -----------   -----------    ------------    -----------    -----------    -----------
                                     (3,349)       10,976            (193)        55,511          8,462         71,407
                                ===========   ===========    ============    ===========    ===========    ===========

     31 December 2000
                                                 Net foreign currency monetary assets/(liabilities)
                                       Euro  Japanese Yen        Sterling      US Dollar         Others          Total
     Functional currency of     (pound)'000   (pound)'000     (pound)'000    (pound)'000    (pound)'000    (pound)'000
     Group operation

     Euro                                  -            -          27,390          6,268            144         33,802
     Sterling                         2,550           104               -          6,607          9,031         18,292
     US Dollar                           12             -             899              -           (110)           801
     Others                              27             5              54          2,023           2,450         4,559
                                -----------   -----------    ------------    -----------    -----------    -----------
                                      2,589           109          28,343         14,898         11,515         57,454
                                ===========   ===========    ============    ===========    ===========    ===========

     Fair value disclosures

     The following table provides a comparison by category of the carrying amounts and the fair value of the Group's financial assets and liabilities at 31 December.

     Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes acquired interest.

     Set out below the table is a summary of the methods and assumptions used for each category of financial instrument.

                                                  Book value     Fair value      Book value      Fair value
                                                 31 Dec 2001    31 Dec 2001     31 Dec 2000     31 Dec 2000
                                                 (pound)'000    (pound)'000     (pound)'000     (pound)'000
     Primary financial instruments held or
       issued to finance the Group's operations
     Short-term borrowings                          (61,651)       (60,499)        (17,171)        (15,874)
     Long-term borrowings                           (24,394)       (17,712)        (22,637)        (16,837)
     Short-term deposits                             92,827         92,827         138,389         138,389
     Cash at bank and in hand                        24,247         24,247          31,432          31,432
                                                 ----------     ----------      ----------      ----------

     Derivative financial instruments held
     to hedge the currency exposure on
     expected future results
     Forward foreign currency contracts                   -              -           1,510           1,510
     Currency options                                     -              -               -              45
                                                 ----------     ----------      ----------      ----------

     Summary of methods and assumptions

     Forward foreign currency contracts and currency options
     Fair value is based on market price of comparable instruments at the balance sheet date.

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

     Hedges
     There were no off-balance sheet (unrecognized) or on-balance sheet (deferred) gains or losses in respect of financial instruments used as hedges at the end of the year.

22   Employee share ownership plan ("ESOP")

     During 1999 the Group established the Regus Employee Trust. The Trustee is Mourant & Co Trustees Limited which is an independent professional trust company residing in Jersey. The trust is a discretionary trust for the benefit of employees (including directors). The ESOP provides for the issue of options and the payment of bonuses to the Group's employees (including directors) at the discretion of the Company. Regus is not deemed to be the sponsor of the ESOP for the purposes of UITF17.

     The Trustee is not entitled to receive dividends.

     At 31 December 2001, the trust held 18,120,670 shares in Regus plc (note 11). The market value at 31 December 2001 was (pound)9.3 million. Costs incurred by the trust are expensed in the profit and loss account

     At 31 December 2001, awards over a total of 34,907,406 (December 2000:
     28,047,451) shares had been granted to employees. The awards have been issued in 10 tranches and some of the awards had been granted subject to the performance of the Group (performance awards).
     Details of the awards are provided below:

                                                           31 Dec 2000
         Award Type                    Date     Exercise     Number of                               Exercise      31 Dec 2001
                                exercisable  price (pound)      awards    New Awards       Lapses     awards    Number of awards
         -----------------------------------------------------------------------------------------------------------------------
         Performance awards   1 Jan 03 to 1        1.455     9,354,204              -   (1,041,336)          -        8,312,868
                                     Jan 07
                              1 Jan 04 to 1        2.600     1,304,048              -     (333,014)          -          971,034
                                     Jan 08
                             26 March 04 to        2.560             -      1,942,441     (550,904)          -        1,391,537
                                26 March 06
                               8 June 04 to        2.560             -        351,388      (49,897)          -          301,491
                                26 March 06
                               8 June 04 to        2.275             -         84,876             -          -           84,876
                                26 March 06
                                  29 Aug 04        0.475             -        200,000     (150,000)          -           50,000
                                  12 Nov 04        0.335             -        195,000             -          -          195,000
         Non-performance awards    1 Jan 03        1.455     7,309,132              -   (1,392,329)          -        5,916,803
                                to 1 Jan 07
                              1 Jan 03 to 1        0.050     3,610,596              -     (402,801)    (47,240)       3,160,555
                                     Jan 06
                              1 Jan 04 to 1        2.600     2,443,518              -     (714,750)          -        1,728,768
                                     Jan 08
                                  29 Aug 04        0.475             -        851,250     (801,250)          -           50,000
                                  12 Nov 04        0.335             -      3,235,000      (80,000)          -        3,155,000
                                                         ----------------------------------------------------------------------
                                                            24,021,498      6,859,955   (5,516,281)    (47,240)      25,317,932
                                                         ----------------------------------------------------------------------

     In addition at 31 December 2000, awards over 798,024 American
     Depository Shares (December 2000: 120,000) had been granted to an employee employed by the Group. The awards have been issued in five tranches and some of the awards had been granted subject to the performance of the Group (performance awards). Details of the awards are provided below:

                                                           31 Dec 2000
         Award Type                    Date      Exercise    Number of                               Exercise      31 Dec 2001
                                exercisable     price ($)       awards    New Awards       Lapses     awards    Number of awards
         -----------------------------------------------------------------------------------------------------------------------

         Performance awards    11 Dec 03 to        25.000      120,000              -     (120,000)          -                 -
                                  11 Dec 05
                             26 March 04 to        18.188            -        185,636      (50,895)          -           134,741
                                26 March 06
                               8 June 04 to        18.188            -        124,439      (24,760)          -            99,679
                                26 March 06
                               8 June 04 to        16.200            -         83,949             -          -            83,949
                                26 March 06
                                  29 Aug 04         3.290            -         73,000             -          -            73,000
                                  29 Aug 04         3.290            -         70,000      (50,000)          -            20,000
                                  12 Nov 04         2.300            -        141,000       (5,000)          -           136,000
                                                         -----------------------------------------------------------------------
                                                               120,000        678,024     (250,655)          -           547,369

     The Group also operates a SAYE share ownership plan however the number of shares involved is immaterial.

23   Capital commitments

                                                   31 Dec 2001       31 Dec 2000
                                                   (pound)'000       (pound)'000
     Contracts placed for future capital
     expenditure not provided in the financial           5,246            17,432
     statements

24   Operating lease commitments

     At 31 December the Group has lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years.

                                                Vehicles,                                     Vehicles,
                                   Property     plant and                                     plant and
                                     31 Dec     equipment           Total       Property      equipment           Total
                                       2001   31 Dec 2001     31 Dec 2001    31 Dec 2000    31 Dec 2000     31 Dec 2000
                                (pound)'000   (pound)'000     (pound)'000    (pound)'000    (pound)'000     (pound)'000
     Annual commitments under
     non-cancellable operating
     leases expiring:

     Within one year                  4,285         1,311           5,596          2,601          1,903           4,504
     Between one and five            54,452         4,012          58,464         78,830          7,527          86,357
     years
     After five years               157,112           182         157,294         59,829             31          59,860
                                -----------   -----------     -----------    -----------    -----------     -----------
                                    215,849         5,505         221,260        141,260          9,461         150,721
                                ===========   ===========     ===========    ===========    ===========     ===========

                                                                                             31 Dec 2001    31 Dec 2000
                                                                                                   Total          Total
                                                                                            (pound)'000     (pound)'000
     Minimum future lease payments under non-cancellable operating leases:
     Amounts due within one year                                                                221,354         150,721
     Amounts due between one and two years                                                      217,154         149,732
     Amounts due between two and three years                                                    202,742         143,571
     Amounts due between three and four years                                                   189,295         114,692
     Amounts due between four and five years                                                    171,033          88,320
     Amounts due after five years                                                               748,401         245,420
                                                                                            ------------    ------------
                                                                                              1,749,979         892,456
                                                                                            ============    ============

25   Contingent liabilities

     The Group has bank guarantees and letters of credit held with certain banks totaling (pound)28,358,000 (December 2000: (pound)42,183,000),
     The Company also acts as a guarantor for certain obligations of other subsidiary entities.

26   Related party transactions

     During the year ended 31 December 2001 the Group received management fees of (pound)4.2 million (December 2000: (pound)3.0 million) from its joint venture entities as listed in note 30. At 31 December 2001, (pound)4.1 million (December 2000: (pound)1.9 million) was due to the Group from the joint ventures.

27   Ultimate parent company and controlling party

     Maxon Investments BV, a company incorporated in the Netherlands is considered as the ultimate parent company. M L J Dixon is considered the ultimate controlling party by virtue of his effective controlling interest in the equity shares of the Company via Maxon Investments BV.

28   Summary of differences between UK and US GAAP financial statements

     The Group's consolidated financial statements are prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. Differences which have a significant effect on the consolidated net loss and shareholders' funds of the Group are set out below.

     (a) Deferred taxes
     Under UK GAAP, deferred taxes are accounted for using the liability method to the extent that it is considered probable that a liability or asset will crystallize in the foreseeable future. Under US GAAP, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided to the extent that the realization of deferred tax assets is not more likely than not.

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

     In November 1999, Maxon granted an option in favor of affiliates of Deutsche Bank and Apollo, two significant shareholders in the Group, over 3,926,484 shares for an aggregate strike price of (pound)1. The options were exercisable within twelve months (or such shorter period ending on the date on which an exit, being either an initial public offering or completion of the disposal of all or substantially all of the Group's shares or assets, occurs) from the earlier of the date on which the board of Directors notifies the Deutsche Bank and Apollo affiliates in writing that an exit is imminent and the date of an announcement to the public of an intention to proceed with an initial public offering. UK GAAP is not prescriptive with respect to accounting for transactions by the principal shareholder which benefit the Group. Under US GAAP, AIN-APB25. No.1, " Stock Plans Established by a Principal Stockholder" provides guidance for accounting for compensatory and non-compensatory stock plans established by a principal stockholder and, by analogy, for other transactions entered into by a principal stockholder that may benefit the company. The option agreement specified that it was for the benefit of Maxon and for the benefit of and on behalf of the Group, and was made in consideration of Deutsche Bank and Apollo waiving certain rights contained in the shareholders' agreement. As such, the effects of the option would be recorded wholly within shareholders' funds.

     The compensation expense adjustment for 2001 of (pound)6.8 million is made up as follows:

     o a UK/US GAAP difference relating to reward options of (pound)7.4million which is a reversal of the exceptional credit under UK GAAP relating to Reward options.

          UK GAAP reversal  (pound)8.7million
          US GAAP reversal  (pound)1.3million
                            -----------------
          US GAAP charge    (pound)7.4million

     The original UK GAAP charge in 2000 was the difference between the exercise price of the reward options at (pound)0.05 and the IPO price of (pound)2.60 multiplied by the number of Reward options issued (less lapsed Reward options). Under UK GAAP at December 31, 2000 this was taken as a one-off charge and amounted to (pound)9.2 million. Since the market price dropped to around (pound)0.52 at December 31, 2001 the majority of the accrual ((pound)8.7 million) had to be reversed. At December 31, 2000, under US GAAP the UK GAAP original debit was amortized over the vesting period, therefore a much smaller debit was taken under US GAAP in 2000, and therefore a lower US GAAP adjustment arises this year.

     o a US GAAP charge of (pound)1.5 million also arises relating to the Premier options, the charge being the number of options multiplied by the difference between the usual exercise price of (pound)1.455 and (pound)2.60. This is amortised over the vesting period and is charged under US GAAP regardless of the movement in the market value. There is no charge taken under UK GAAP in relation to these Premier options.

     o a US GAAP difference also arises in relation to National Insurance. Under UK GAAP a credit was taken of (pound)1.6 million as the majority of the accrual for National Insurance was released due to the movement in the market value. Under US GAAP there is no charge for National Insurance therefore the credit is reversed.

     o a US GAAP credit of (pound)3.6 million was also taken in relation to Performance options. In December 31, 2000 a charge of (pound)3.6 millon was taken to US GAAP profit to account for the difference between the exercise price and market value. Since the market value was lower than the exercise price on December 31, 2001 that charge has been reversed. There has never been a charge taken to UK GAAP profit for these options.

     o The remaining (pound)100,000 US GAAP credit relates to Phantoms options. Certain of the options under the Reward, Premier and Performance plans are to be settled by cash based on the increase in value of our share price from grant until exercise. Any cash payments would be treated as compensatory and would qualify for variable plan accounting under AP 25. Under US GAAP these awards are 'marked to market' with the compensation expense recorded being the increase in the value of the underlying shares and amortized over the vesting period. Under UK GAAP the compensation expense is calculated in the same way, however there is no amortization over the vesting period.

     (c) Share purchase warrants
     Under UK GAAP, the recognition and measurement of share purchase warrants is not prescribed where the company is not a party to the warrant agreement. US GAAP is prescriptive and requires a portion of the proceeds from the issuance of debt with detachable warrants to be allocated to those warrants. The allocation between debt and warrants should be based upon the relative fair values of the two at time of issuance. If the contract does not give the issuing company the choice of cash settlement or settlement in shares, public companies should report the proceeds from the issuance of share purchase warrants as liabilities and subsequently measure the share purchase warrants at fair value with changes in fair value reported in earnings. The debt "discount" should be amortized using the effective interest method over the life of the debt.

     (d) Provision for onerous lease commitments

     Under UK GAAP, a company is required to provide for the onerous (i.e. loss-making) element of any present leasehold obligations. Regus reviewed its entire property portfolio and made appropriate provision for those leases which it felt were likely to result in net operating losses for the foreseeable future. US GAAP requires no such provision.

     (e) Franchise Revenue Recognition

     UK GAAP does not require the receipt of up front franchise fees to be recognized over the life of the franchise agreement but are recorded as the revenue is received in the franchisers accounts. Under US GAAP, up front payments from franchisees are required to be recognized over the length of the agreement.

     (f) Earnings per share (EPS)

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

     Under FRS 14 (Earnings per share), diluted EPS must be disclosed. This is based on profit/(loss) for the financial period and computed using the weighted average number of shares in issue during the period and the dilutive effect of all share options and ordinary share equivalents. This method is similar to the treasury stock method used to compute diluted EPS for US GAAP purposes. Under UK GAAP, the weighted average number of ordinary shares in issue during the period should exclude the shares held by the Group's employee share ownership plans (ESOP) in respect of which dividends have been waived. Under US GAAP, such shares are regarded as treasury stock and are therefore not included. As of 31 December 2001, the ESOP had acquired 18,120,670 shares.

     As of 31 December 2001 and 31 December 2000, potentially dilutive options representing 28,054,777 and 24,621,498 shares, respectively, were excluded from the calculation of basic EPS, as they were deemed to be anti-dilutive.

     Classification differences between UK & US GAAP
     (g) Cash flows
     Under UK GAAP, the Group complies with FRS 1 (revised) (Cash Flow Statements), the objective and principles of which are similar to those set out in Statement of Financial Accounting Standards No. 95 (Statement of Cash Flows) (SFAS 95). The principal difference between the two standards is in respect of classification. Under FRS 1 (revised), the Group presents its cash flow for (a) continuing operating activities; (b) returns on investment and servicing of finance; (c) taxation; (d) capital expenditures and financial investment; (e) acquisitions and disposals; (f) dividends to ordinary shareholders; (g) management of liquid resources; and (h) financing activities. SFAS 95 requires only three categories of cash flow activity, those relating to (a) operating; (b) investing; and
     (c) financing activities.

     The cash flows within the UK headings of " Continuing operating activities", " Returns on investments and servicing of finance" and " Taxation" would all be included within the heading of " Net cash provided by operating activities" under SFAS 95. Likewise, the UK headings of " Capital expenditure and financial investment" and " Acquisitions and disposals" plus movements in restricted cash excluded from cash and cash equivalents as set out below corresponds with " Cash flows from investing activities" under SFAS 95, and " Management of liquid resources" and " Financing" under UK GAAP, subject to movements in restricted cash being classified within " Cashflows from investing activities" , correspond with " Cash flows from financing activities" under US GAAP. Other non cash movements comprise new finance leases and reclassifications between categories and the amounts of these adjustments are set out in note 20(d).

     In addition under FRS 1 (revised), cash represents cash at bank and in hand less bank overdrafts. Movements of liquid resources are included under a separate heading. Under US GAAP, cash and cash equivalents are not offset by bank overdrafts repayable within twenty four hours from the date of the advance. Such overdrafts are classified within financing activities under US GAAP. In addition, cash and cash equivalents would include cash and short-term investments with original maturities of three months or less. Under US GAAP cash and cash equivalents for cashflow purposes excludes restricted cash, primarily deposits held as security for lease guarantees, of (pound)40,945,000 and (pound)31,600,000 at 31 December 2000 and 2001 respectively. Movements in restricted cash are classified within " Cashflows from investing activities".

     Set out below, for illustrative purposes, are summary consolidated statements of cash flows under US GAAP:

                                                             12 months to       12 months to    12 months to
                                                              31 Dec 2001        31 Dec 2000     31 Dec 1999
                                                              (pound)'000        (pound)'000     (pound)'000

     Net cash provided by operating activities                     38,024            108,672           6,661
     Net cash used in investing activities                       (104,605)          (109,336)        (90,809)
     Net cash provided by financing activities                     24,300             68,431         103,892
     Effect of exchange rate changes on cash                       (1,121)             1,482          (1,344)
                                                             ------------       ------------    ------------
     Net increase in cash and cash equivalents                    (43,402)            69,249          18,400
     Other non cash movement                                            -              9,497          (8,114)
                                                             ------------       ------------    ------------
                                                                  (43,402)            78,746          10,286
     Cash and cash equivalents at the beginning of year           128,877             50,131          39,845
                                                             ------------       ------------    ------------
     Cash and cash equivalents at the end of the year              85,475            128,877          50,131
                                                             ============       ============    ============

     (h) Foreign Currency Translation
     Under UK GAAP the financial statements of the Group's foreign subsidiaries are measured using local currency (pounds sterling) as the functional currency. Assets and liabilities of these subsidiaries are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. Gains and losses arising on these translations are taken to reserves, net of exchange differences arising on related foreign currency borrowings.

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

     Under UK GAAP the cumulative foreign exchange differences as at 31 December, 2001, were (pound)3,000 (2000: (pound)(204,000)). Under US GAAP the cumulative foreign exchange adjustments are (pound)346,000 (December 2000: (pound)129,000). The difference in foreign exchange differences between UK and US GAAP relates to exchange differences on deferred tax assets held under US GAAP.

     (i) Current assets & liabilities
     Current assets under UK GAAP include debtors which fall due after more than one year and restricted cash. Under US GAAP, such assets would be reclassified as non-current assets. Restricted cash of (pound)31,600,000 (December 2000: (pound)40,945,000) would be reclassified under US GAAP from current assets to non-current assets.

     (j) Employee share trust arrangements
     An employee share trust has been established in accordance with certain employee share option schemes. Under UK GAAP, the Company's ordinary shares held by the employee share trust are included at either historical net book value or, in certain circumstances, at closing market value in fixed asset investments. As at 31 December 2001 the employee share trust held ordinary shares with a historical net book value of (pound)3,805,000. Under US GAAP, such shares are classified as treasury stock and presented at their historical cost as a deduction in shareholders' equity.

     (k) Extraordinary items
     Under UK GAAP, extraordinary items are those possessing a high degree of abnormality which arose from events or transactions that fall outside the ordinary activities of the business. Extraordinary items are included in the profit and loss account after " Profit on ordinary activities after tax". It is very rare under UK GAAP for a business to account for an item as extraordinary given the narrow definition.

     Under US GAAP, extraordinary items are considered both unusual in nature and infrequent in occurrence.

     (l) SFAS 130 (Reporting Comprehensive Income)

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

     (m) Effect of differences between UK & US GAAP

     The following is a summary of the material adjustments to net loss which would have been required if US GAAP had been applied instead of UK GAAP:

                                                             12 months to       12 months to        12 months to
                                                              31 Dec 2001        31 Dec 2000         31 Dec 1999
                                                              (pound)'000        (pound)'000         (pound)'000

    Net loss reported in accordance with UK GAAP (1)             (118,238)           (13,530)            (56,446)
    US GAAP adjustments:
    Franchise revenue                                                (682)                 -                   -
    Stock purchase warrants                                             -                  -              (1,500)
    Amortisation of debt discount                                       -                  -              (2,038)
    Compensation expense related to options granted by                  -             (6,836)            (11,840)
    shareholder
    Compensation expense related to other variable                 (6,809)             3,997                   -
    plan options
    Provision for onerous leases                                   27,446                  -                   -
    Deferred taxes                                                  5,438               (474)                644
    Write down of employee share trust shares                      41,395                  -                 611
                                                             -------------      ------------        ------------
    Net loss in conformity with US GAAP                           (51,450)           (16,843)            (70,569)
                                                             =============      ============        ============

     Weighted average shares outstanding ('000)                         581,649            502,773         469,486
     Loss per ordinary share before extraordinary items                    (8.8)              (3.4)          (14.7)
     (p)
     Loss per ordinary share after extraordinary items                     (8.8)              (3.4)          (15.0)
     (p)

     (1) In the year ended 31 December, 1999 there was an extraordinary cost of (pound)1,775,000 relating to the early extinguishment of debt.

     The following is a summary of the material adjustments to shareholders' funds/ (deficit) which would have been required if US
     GAAP had been applied instead of UK GAAP:

                                                                    31 Dec 2001        31 Dec 2000     31 Dec 1999
                                                                    (pound)'000        (pound)'000     (pound)'000
     Shareholders' funds/(deficit) recorded in accordance with
     UK GAAP                                                             88,445            203,090         (23,731)
     US GAAP adjustments:
     Franchise revenue                                                     (682)                 -               -
     Stock purchase warrants and debt discount                                -                  -          (8,500)
     Compensation expense related to other variable plan options            595             10,778               -
     (1)
     Provision for onerous leases                                        27,446                  -               -
     Deferred taxes                                                       7,341              1,902           2,376
     Employee share trust (investment in own shares)                     (3,805)           (47,021)              -
                                                                    -----------        -----------     -----------
     Shareholders' funds/(deficit) recorded in accordance with
     US GAAP                                                            119,340            168,749         (29,855)
                                                                    ===========        ===========     ===========

     (1) Shareholders' funds/(deficit) was not affected by the differences between UK GAAP and US GAAP on these options as the difference resulted in recording an increase to expense and a corresponding increase to contributed capital, except for awards granted to employees where the company will pay a cash bonus for the difference between the fair value and the base price of the awards.

29   Additional US GAAP disclosures

     (a) Income tax and deferred tax
     Loss before tax under UK GAAP between UK and overseas was as follows:

                                 12 months to      12 months to    12 months to
                                  31 Dec 2001       31 Dec 2000     31 Dec 1999
                                  (pound)'000       (pound)'000     (pound)'000

     UK                               (38,402)           21,994          (9,236)
     Overseas                         (71,679)          (25,851)        (45,703)
                                 ------------       -----------     -----------
                                     (110,081)           (3,857)        (54,939)
                                 ============       ===========     ==========

     The significant components of deferred income tax expense attributable to income from continuing operations for the years ended 31 December, 2001, 2000 and 1999 as adjusted for US GAAP are as follows:

                                              12 months to      12 months to   12 months to
                                               31 Dec 2001       31 Dec 2000    31 Dec 1999
                                              (pound) '000      (pound) '000   (pound) '000

     Deferred tax (exclusive of the effects
     of other components  below)                   (5,376)             1,267         (1,357)
                                              ============      ============   ============

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at 31 December, 2001 and 2000 adjusted for US GAAP are presented below:

                                               12 months to       12 months to
                                                31 Dec 2001        31 Dec 2000
                                                (pound)'000        (pound)'000
     Deferred tax assets:
     Net operating loss carry forwards               47,409             27,970
     Start up costs and reserves                     21,859              9,390
     Other                                           10,253              3,219
                                              -------------       ------------
     Total gross deferred tax assets                 79,521             40,579
     Less valuation allowance                       (68,216)           (33,976)
                                              -------------       ------------
     Net deferred tax assets after
     valuation allowance                             11,305              6,603
                                              -------------       ------------

     Deferred tax liabilities:
     Accelerated capital allowances                  (3,856)            (3,362)
     Other                                             (964)            (2,132)
                                              -------------       ------------
     Total gross deferred liabilities                (4,820)            (5,494)
                                              -------------       ------------
     Net deferred tax assets                          6,485              1,109
                                              =============       ============

     The valuation allowance for deferred tax assets as of 31 December 2001 and 2000 was (pound)68,216,000 and (pound)33,976,000, respectively. The net change in the total valuation allowance for the years ended 31 December, 2001 and 2000 was an increase of (pound)34,240,000 and (pound)11,492,000 respectively. In assessing the realisability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes it is more likely than not that the Group will realize benefits of these deductible differences, net of existing valuation allowances at 31 December 2001.

     (b) Share compensation
     Employee Share Option Scheme

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (Accounting for Stock-Based Compensation) (SFAS 123), which encouraged the use of a fair value based method of accounting for compensation expense associated with share options and similar plans. For US GAAP purposes, the Company has elected to continue to use the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25 (Accounting for Stock Issued to Employees) (APB 25), as permitted by SFAS 123. SFAS 123 requires additional disclosures, including pro-forma calculations of net earnings and earnings per share as if the fair value method of accounting prescribed by SFAS 123 had been applied in 1999, 2000 and 2001.

     The Company issued share options to substantially all its employees during 1999. Further issues were made during 2000 and 2001. Employees received share options to acquire a fixed number of shares based on their salary level and position in the Company. All employees received options that are subject to a performance target (the performance options) and all employees received options designated as reward options. The exercise price for share options granted to employees is fixed at the date of the grant although the directors of the Company have the discretion to waive some or all of the exercise price of the reward options. The fair value of shares at the date of grant is equal to the exercise price.

     The options vested on the later of a flotation of the Company's shares or defined periods as follows: in the case of ordinary and performance options, vesting occurs in three equal installments on 1 January of each of 2003, 2004 and 2005. In the case of reward options, vesting occurs in two equal installments on 1 January in each of 2003 and 2004. In each case, the vesting period was extended by the directors as the market capitalization of the Company on flotation exceeded (pound)1 billion. The performance options require that the value of the Company's ordinary shares outperform the Financial Times Stock Exchange 250 Index by the following margins over the option period:

     30% for options exercisable in 2003 or before;
     40% for options exercisable in 2004; or
     50% for options exercisable in 2005 or after.

     If a target is not met, the performance options will only be exercisable if and when a subsequent target is met.

     Certain countries in which the Company operates do not provide for the issuance and exercise of share options. In these situations, the awards granted to the employees represent rights under which the Company will pay a cash bonus to the employee for the difference between the fair value of the Company's shares on the date of exercise and a base price for the award. The base price is an amount determined by the board of directors of the Company on the date of grant, which cannot be less than the fair value of the Company's shares at that date. As of 31 December, 2001 and 2000, these awards were not a material portion of the awards granted to date.

     If a participant's employment with the Group ends, his options or awards will normally lapse unless he leaves in specified circumstances such as injury, disability or redundancy. In such circumstances, his option or award may be exercised within 12 months of the later of the date on which his employment ends and the last vesting date for the option or award.

                Options outstanding     31 Dec 1999   Granted   Forfeited  31 Dec 2000   Granted  Forfeited  Exercised  31 Dec 2001
          Number of options (000's)
     UK shares
            Exercise price(pound)0.335            -         -          -             -     3,430        (80)          -       3,350
            Exercise price(pound)0.475            -         -          -             -     1,051       (951)          -         100
            Exercise price(pound)0.050        3,897       150       (436)        3,611         -       (403)        (47)      3,161
            Exercise price(pound)1.455       17,075     2,851     (3,262)       16,664         -     (2,434)          -      14,230
            Exercise price(pound)2.275            -         -          -             -        85           -          -          85
            Exercise price(pound)2.560            -         -          -             -     2,294       (601)          -       1,693
            Exercise price(pound)2.600            -     4,075       (328)        3,747         -     (1,048)          -       2,699
     ADR shares
            Exercise price $2.300                 -         -          -             -       141         (5)          -         136
            Exercise price $3.290                 -         -          -             -       143        (50)          -          93
            Exercise price $16.200                -         -          -             -        84           -          -          84
            Exercise price $18.188                -         -          -             -       310        (76)          -         234
            Exercise price $25.000                -       120          -           120         -       (120)          -           0
     SAYE shares
            Exercise price(pound)2.42             -        59          -            59         -         (8)          -          51




            Exercise price(pound)2.64             -       734          -           734         -       (271)          -         463
            Exercise price(pound)15.98*           -        24          -            24         -         (6)          -          18

     * over ADR shares

     Options have been issued at an exercise price ranging from (pound)0.05 to (pound)2.60. From the date of modification to the date the award is exercised, such awards shall be accounted for as variable. Compensation expense is recorded over the vesting period.

     The weighted average remaining contractual life amounts to 8.5 years (103 months) (2000: 9.1 years (111 months). The Company granted 20,971,634 options in December 1999, 2,790,203 options in January 2000, 100,000 options in February 2000, 111,061 options in May 2000, 3,648,258 options in August 2000, 426,295 options in September 2000, 817,358 sharesave options in November 2000, 1,942,441 in March 2001, 436,264 in June 2001,
     1,051,250 in August 2001 and 3,430,000 in November 2001. In addition, the company issued 120,000 options over American Depositary Receipts in December 2000, 185,636 in March 2001, 208,388 in June 2001, 143,000 in
     August 2001 and 141,000 in November 2001.

     Share-based compensation represents the difference between the exercise price of share options granted in 1999, 2000 and 2001 and the fair market value of the underlying ordinary shares at each period end. The Company recorded a compensation expense under APB 25 for the years ended 31 December 2001 of (pound)6,809,000 (December 2000: ((pound)3,997,000);
     December 1999: nil). The estimated fair value for purposes of APB 25 is based on a valuation of the Company at the time of the issuance of shares in October and November 1999.

     The Company did not issue stock options before 1999 therefore SFAS 123 has no effect on the Company's net loss for the year ended 31 December 1998. If compensation expense had been determined based upon the estimated grant date fair value in accordance with SFAS 123, the Company's net loss for the year ended 31 December, 1999, 2000 and 2001 would have been as follows:

                                                     12 months to         12 months     12 months to
                                                      31 Dec 2001    to 31 Dec 2000      31 Dec 1999
                                                      (pound)'000       (pound)'000     (pound)'000
     Net Loss:
     As reported                                          (51,450)          (16,843)        (70,569)
     Proforma                                             (47,318)          (19,282)        (70,672)

     Net loss per ordinary share                                p                 p               p
     As reported                                             (8.8)             (3.4)          (15.0)
     Proforma                                                (8.1)             (3.8)          (15.1)

     Fair values above were determined using
     the Black-Scholes option-pricing model.
     The key assumptions used in the Black-Scholes model were as follows:

     Dividend yield                                             0%                0%              0%
     Expected volatility                                       61%               33%              0%
     Risk free interest rate                                  5.2%              5.2%            5.6%
     Expected life                                      2-6 years         3-6 years         7 years

     The weighted average fair value of stock options granted during 1999, 2000 and 2001 is (pound)0.47, (pound)2.59 and (pound)0.45 respectively and is being amortized over the vesting periods ranging for up to five years from Ist January 2003 to Ist January 2008.

     SAYE scheme
     The group operates several sharesave plans in various countries which allow all employees to save a regular sum over 2 to 5 years after which the accumulated fund belonging to the employee can be used to purchase shares in Regus plc at a price from (pound)2.42 to (pound)2.64 depending upon local country legislation, a discount of 15-20% at the date of the grant. Any options granted where the discount on the exercise price is greater than 15% are considered compensatory under US GAAP and any expense is recognized over the life of the savings contract.

     Executive Officer Share Option Agreements

     In November 1992 Maxon entered into option agreements with certain executive officers of the Company related to shares of the Company held by Maxon as part of the compensation for the services of these executive officers. These agreements covered 8% of the shares of the Company held by Maxon, with a stated exercise price of (pound)0.00375 per share, both as adjusted for subsequent share splits. Until 30 June, 2000, this exercise price was subject to adjustment based on a proportional share of any future capital contributions made by Maxon to the Company. There have been no such contributions since the date of these agreements. These options vest over periods from 31 December, 2002 to 31 December, 2003. On 30 June, 2000 the agreement was amended to fix the exercise price at (pound)0.00375 irrespective of any future capital contributions made by Maxon to the Company.

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

     As the exercise price was subject to adjustment, these option agreements required variable plan accounting under APB 25 up to 30 June, 2000. Accordingly, the Company has recorded a compensation gain/(expense) at each period end for the increase or decrease in the value of the underlying shares. From 1 July, 2000, as the exercise price is fixed, these option agreements will require fixed plan accounting and hence no further compensation gain or expense is expected. Therefore no compensation gain/(expense) was recorded in the year ended 31 December 2001 (December 2000: ((pound)6,836,000); (December 1999:
     ((pound)11,840,000)) from the fluctuations in the fair value of the underlying securities.

     At 31 December 1999, there were no directly comparable quoted companies against which the Company's shares can be valued. Hence the fair value of the underlying shares have been calculated by reference to the subscription prices for shares issued by the Company to independent third parties on 3 August 1998 and October/November 1999. The subscription price for the shares issued at 3 August 1998 and October/November 1999 have been used to calculate the fair value of the options as at 31 December 1999. For the year ended 31 December 2000 and 2001, the value of the Company has been calculated by using the companies quoted price on the London Stock Exchange during 2000 and 2001.

     (c) Stock purchase warrants and options
     The Company entered into a medium term (pound)10 million secured loan facility with Union Bank of Switzerland (UBS) dated 12 November, 1997. The facility included a detachable stock warrant agreement of the same date among Maxon, Mark Dixon and UBS that grants options to UBS on a proportion of the shares of the Company held by Maxon. These options were exercisable upon the earliest of an initial public offering of ordinary shares of the Company's stock, a significant trade sale of the Company, or five years from the date of the warrant agreement. Under the original agreement the exercise price of the warrants was nominal and the number of shares granted via these warrants was contingent upon the timing and valuation of the Company, with a stated maximum value of (pound)8.5 million.

     On 3 August, 1998 Maxon and UBS entered into a deed of amendment to the UBS option agreement under which UBS agreed to waive its rights to receive shares of the Company at the time of an initial public offering in consideration for a payment by Maxon of (pound)8.5 million to be paid at the time of the initial public offering.

     Under UK GAAP this arrangement has no impact on the Company's financial statements as the Company is not a party to the warrant agreement. However, under US GAAP when the principal shareholder enters into transactions that directly relate to obligations of the Company these transactions should be accounted for as if the Company had entered into the transaction directly.

     At the date of the loan facility and warrant agreement, the fair value of the related warrants of (pound)2.6 million is reflected under US GAAP as a liability to the Company, due to UBS' ability to require the settlement of warrants in cash, and as a discount against proceeds. This discount has been amortized using the effective interest method over the life of the loan, with additional interest expense of (pound)527,000 in the year ended 31 December, 1998. The loan facility was repaid in June 1999, with the unamortized portion of the discount charged to the profit and loss account at that time. The total additional interest expense in the year ended 31 December, 1999 was (pound)2,038,000, which includes the amortization of (pound)263,000 and the write-off of the unamortized portion of the loan discount of (pound)1,775,000.

     The warrant liability was adjusted to the fair value at each balance sheet date. The Company has recorded expenses of (pound)1.5 million and (pound)nil for the years ended 31 December, 1999, and 2000 related to these increases in fair value. This results in a liability of (pound)8.5 million at 31 December 1999. On the date of the IPO the warrant agreement between UBS and Maxon was settled, and the liability was reclassified as a contribution to share capital.

     (d) Convertible Bond Issue
     The Directors felt that the business would be additionally protected by the creation of a cash reserve and raised (pound)40m on 28 December 2001 by way of a convertible bond issue.

     The option to convert the bond lies with Regus (unless the share price rises above 86.32 pence) and the Directors will closely monitor the trading performance and projected cashflows in order to be able to make an early decision to convert the bond if conditions require.

     (e) Segment information
     SFAS 131 (Disclosures about Segments of an Enterprise and related Information)

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

                                                     Turnover                            Gross profit (centre contribution)
                                12 months to     12 months to    12 months to  12 months to 31        12 months to   12 months to
                                 31 Dec 2001      31 Dec 2000     31 Dec 1999         Dec 2001         31 Dec 2000    31 Dec 1999
                                 (pound)'000     (pound) '000    (pound) '000      (pound)'000         (pound)'000    (pound)'000
     Geographical analysis
     United Kingdom & Ireland        215,188          188,862         102,856           56,916              59,619         20,169
     Benelux                          32,504           25,432          17,554            4,599               8,123          5,669
     Germany                          33,652           27,388          16,410           (3,520)              6,258          1,813
     Northern Europe                  24,754           23,847          15,279           (4,981)              1,345         (1,661)
     Southern Europe                  60,422           42,266          24,496           13,036              13,488          5,009
     North America                   106,579           79,230          11,268          (27,819)             12,407         (4,854)
     South & Central America          17,517           15,066           4,378            2,595               1,443         (1,158)
     Rest of world                    34,006           27,109           8,369             (935)             (2,390)        (7,873)
                                ------------     ------------    ------------   --------------        ------------    -----------
                                     524,622          429,200         200,610           39,891             100,293         17,114
                                ============     ============    ============   ==============        ============    ===========
     Total Group                     512,633          421,125         200,601
     Total joint ventures             11,989            8,075               9
                                ============     ============   ==============

                                         Operating profit/(loss)                                Net assets/(liabilities)
                                12 months to     12 months to    12 months to            As at             As at            As at
                                 31 Dec 2001      31 Dec 2000     31 Dec 1999      31 Dec 2001       31 Dec 2000      31 Dec 1999
                                 (pound)'000      (pound)'000     (pound)'000      (pound)'000       (pound)'000      (pound)'000
     Geographical analysis                           Restated        Restated                           Restated         Restated
     United Kingdom &                 32,416           33,720           4,696           46,932            20,852           (5,952)
     Ireland
     Benelux                           1,518            3,554           2,741            4,612             1,578             (858)
     Germany                          (6,273)             551          (2,224)         (13,248)           (7,331)          (7,548)
     Northern Europe                  (9,556)          (8,272)         (9,930)         (33,667)          (24,790)         (14,546)
     Southern Europe                   6,599            5,300          (1,332)           3,120            (1,079)          (4,121)
     North America                   (55,699)         (12,724)        (15,275)         (57,388)             3,351         (11,353)
     South & Central America          (2,590)          (3,538)         (4,589)          (7,722)           (5,275)          (3,836)
     Rest of world                    (1,221)         (11,789)        (15,778)         (29,596)          (29,474)         (17,791)
     Other office costs,             (74,720)          (3,896)         (6,466)         175,749           244,832           42,099
     (liabilities)/assets
                                ------------     ------------    ------------   --------------        ------------    -----------
                                    (109,527)           2,906         (48,157)          88,792           202,664          (23,906)
                                ============     ============    ============   ==============        ============    ===========
     Total Group                    (103,955)           3,933         (48,065)          87,698           198,524          (25,112)
     Total joint ventures             (5,572)          (1,027)            (92)           1,094             4,140            1,206
                                ============     ============    ============   ==============        ============    ===========

                                         Total Assets                                       Capital Expenditure
                                       As at            As at                12 months to 31     12 months to        12 months to
                                 31 Dec 2001      31 Dec 2000                       Dec 2001      31 Dec 2000         31 Dec 1999
                                 (pound)'000    (pound) '000'                    (pound)'000     (pound) '000        (pound) '000
     Geographical analysis
     United Kingdom & Ireland        154,403          151,534                         31,291           32,265              35,079
     Benelux                          31,954           24,764                          7,496            7,963               4,137
     Germany                          16,827           19,023                          4,496            3,062               3,967
     Northern Europe                  20,775           19,135                          6,199            1,686               6,091
     Southern Europe                  44,523           35,872                         13,447            5,992               4,038
     North America                   132,581          107,090                         49,429           41,122              20,752
     South & Central America          17,228           13,325                          5,616            3,374               4,214
     Rest of world                    36,776           41,783                          6,040            9,917              14,099
     Other office assets,
     expenditure                     238,332          224,200                          4,518            6,271                 876
     Less inter-company set off     (207,107)         (92,335)                             -                -                   -
                                ------------     ------------                ---------------     ------------        ------------
                                     486,292          544,391                        128,532          111,652              93,253
                                ============     ============                ===============     ============        ============

     Total group                     470,636          530,790
     Total joint ventures             15,656           13,601
                                ============     ============

30   Principal group companies

                                                                            % of
                                                     Country of       equity and
     Name of group entity                            incorporation    votes held

     Regus Business Centre SA                         Argentina           100
     Regus Centres Pty Ltd                            Australia           100
     Regus Business Centre GmbH                       Austria             100
     Regus Business Centre SA                         Belgium             100
     Skyport Brussels NV                              Belgium             100
     Regus Belgium NV                                 Belgium             100
     Regus do Brasil Ltda                             Brazil              100
     Regus Business Centers Canada LP +++             Canada               60
     Regus Business Centre Ltd                        Canada              100
     Regus Business Centre Chile Ltda                 Chile               100
     Regus Business Service Co Ltd                    China                95
     Regus Business Services (Shanghai) Ltd           China               100
     Regus Colombia Ltda                              Colombia            100
     Regus Business Centre s.r.o                      Czech Republic      100
     Regus Copenhagen ApS                             Denmark             100
     Regus Business Centre (Egypt)                    Egypt               100
     Host Regus Ltd                                   England             100
     Park Business Centres Ltd +++                    England              50
     Regus Business Centres (Holdings) Ltd*           England             100
     Regus Business Centre Trading Ltd +              England             100
     Regus Business Centres (UK) Ltd                  England             100
     Regus City Ltd                                   England             100
     Regus Management Limited                         England             100
     Regus (UK) Limited                               England             100
     Regus Finland Oy                                 Finland             100
     Regus Paris SA                                   France              100
     Regus Roissy SA                                  France              100
     Regus Business Centre GmbH                       Germany             100
     Regus Hellas SA                                  Greece              100
     Regus Business Centre Ltd                        Hong Kong           100
     Regus Central Europe Trading and Servicing Ltd   Hungary             100
     Regus Kft                                        Hungary             100
     Europa Business Centre Ltd                       Ireland             100
     Regus Ireland Ltd                                Ireland             100
     Regus Finance                                    Ireland             100
     Regus Franchise International Limited            Ireland             100
     Regus Business Centres Ltd                       Israel              100
     Regus Business Centre Srl                        Italy               100
     Regus Business Centres Italia SpA +++            Italy                65
     Regus Japan KK                                   Japan               100
     Regus Korea Limited                              Korea               100
     SIA Regus Business Centre                        Latvia              100
     Regus Luxembourg SA                              Luxembourg          100
     Regus Centres Sdn Bhd                            Malaysia            100
     Regus Business Centre S.A. de C.V.               Mexico              100
     Regus Services S.A. de C.V.                      Mexico              100
     Regus Maroc SARL                                 Morocco             100
     Skyport Business Services BV                     Netherlands         100
     Satellite Business Centre Schiphol BV            Netherlands         100
     Skyport International BV                         Netherlands         100
     Regus Amsterdam BV                               Netherlands         100
     Regus Business Centre BV                         Netherlands         100
     Regus International Holdings BV ++               Netherlands          60
     Regus Business Centre Oslo AS                    Norway              100
     Regus Business Centre (Panama) S.A.              Panama              100
     Regus Business Centre (Peru) S.A.                Peru                100
     Regus Centres Inc                                Philippines         100
     Regus Business Centre SP zoo                     Poland              100
     Regus Business Centre Ltda                       Portugal            100

     Regus Business Centre (Romania) S.R.L.           Romania             100
     LLC Regus Business Centre                        Russia              100
     Regus Centres Pte Ltd                            Singapore           100
     Regus Business Centre Bratislava s.r.o           Slovakia            100
     Regus Business Centre SA                         Spain               100
     Business Centre Gothenburg AB                    Sweden              100
     Business Centre Stockholm AB                     Sweden              100
     Regus Business Centre (S) S.A.                   Switzerland         100
     Regus Business Centre (Tanzania) Ltd             Tanzania            100
     Regus Centres (Thailand) Ltd                     Thailand            100
     Regus Tunisie SARL                               Tunisia             100
     Regus Is Merkezi Isletmeciligi Ltd Sirketi       Turkey              100
     Regus Business Centres (Ukraine)                 Ukraine             100
     Regus Duke-Weeks Business Centres LLC +++        USA                  50
     Stratis Business Centers Inc                     USA                 100
     Regus Business Centre Corp                       USA                 100
     Regus Crescent Business Centres LLC +++          USA                  50
     Regus Equity Business Centres LLC +++            USA                  50
     Regus Venezuela C.A.                             Venezuela           100
     Regus Centre (Vietnam) Ltd                       Vietnam             100

     Investments in Group undertakings are held at cost all of which are included within the consolidated results. Shares listed above are held directly by Regus plc. where indicated by an asterisk.


     Other than Regus Business Centre BV, Regus Business Centres
     (Holdings) Ltd and Regus Finance which are investment holding companies, and Regus Management Limited which is a management company employing head office staff, the principal activity of all other companies is the provision of fully serviced business centres.

     + Our Azerbaijan business operates as a branch of this company.

    ++ Our South African business operates as a branch of this company.

   +++ These are joint ventures.


ITEM 19.

                                 EXHIBIT INDEX

Exhibit Number       Description of Document
------------------------------------------------------------------

   1.*         Memorandum and Articles of Association of Regus plc.

   2.*         Service Agreement for Mark Dixon.

   3.* The following exhibits were filed as part of the Registration Statement on Form F-1 (Registration No. 333-12504) and incorporate by reference herein.

   4.1 Form of specimen of certificate for share of Regus plc, nominal value 5p per share.

   4.2 Form of ADR (incorporated by reference in the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 11, 2000).

   4.3         Form of Deposit Agreement between Regus plc and Morgan
               Guaranty Trust Company of New York, as depositary (incorporated by reference in the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 11,
               2000).

   4.4 Form of Registration Rights Agreement among, Regus plc, AP Regus Investors LLC, AP Pelham Partners XI LLC, DB Capital Partners Europe LP and Serviced Office Investments Limited.

  10.1 Acquisition Subscription and Shareholders Agreements dated August 3, 1998 and as amended as of November 27, 1998, December 21, 1998, September 17, 1999, October 28, 1999 and November 30, 1999 between Maxon Investments BV, Serviced Office Investments Limited, BT Capital Partners Europe LP, AP Pelham Partners XI LLC, AP Regus Investors LLC, Regus Business Centres plc, Regus Business Centres BV and Apollo Real Estate Investment Fund III LP.

  10.2 Deed of Undertaking dated September 11, 2000 between Regus plc and Maxon Investments BV.

  10.3         Option Agreement dated November 12, 1997 as amended of
               August 3, 1998 and September 20, 2000 among Maxon Investments BV, Mark Dixon, Regus Business Centres BV, UBS and Regus Business Centres plc.

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

   4. Form of 5% Convertible Debenture in the sum of (pound)10,000,000 issued by Regus plc to HFTP Investment LLC (and to two other investors in separate deeds in a further aggregate sum of (pound)30,000,000).

   5.          Consent of KPMG Audit plc dated June 27, 2002.


* Previously filed.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             By: /s/ Mark Dixon
                                                --------------------------------
                                                Name:  Mark Dixon
                                                Title: Chief Executive


Dated: June 28, 2002

                                 EXHIBIT INDEX

Exhibit Number    Description of Document
-------------------------------------------------------------------------------

   1.*            Memorandum and Articles of Association of Regus plc.

   2.*            Service Agreement for Mark Dixon.

   3.* The following exhibits were filed as part of the Registration Statement on Form F-1 (Registration No. 333-12504) and incorporate by reference herein.

   4.1 Form of specimen of certificate for share of Regus plc, nominal value 5p per share.

   4.2 Form of ADR (incorporated by reference in the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 11, 2000).

   4.3 Form of Deposit Agreement between Regus plc and Morgan Guaranty Trust Company of New York, as depositary (incorporated by reference in the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 11, 2000).

   4.4 Form of Registration Rights Agreement among, Regus plc, AP Regus Investors LLC, AP Pelham Partners XI LLC, DB Capital Partners Europe LP and Serviced Office Investments Limited.

  10.1 Acquisition Subscription and Shareholders Agreements dated August 3, 1998 and as amended as of November 27, 1998, December 21, 1998, September 17, 1999, October 28, 1999 and November 30, 1999 between Maxon Investments BV, Serviced Office Investments Limited, BT Capital Partners Europe LP, AP Pelham Partners XI LLC, AP Regus Investors LLC, Regus Business Centres plc, Regus Business Centres BV and Apollo Real Estate Investment Fund III LP.

  10.2 Deed of Undertaking dated September 11, 2000 between Regus plc and Maxon Investments BV.

  10.3 Option Agreement dated November 12, 1997 as amended of August 3, 1998 and September 20, 2000 among Maxon Investments BV, Mark Dixon, Regus Business Centres BV, UBS and Regus Business Centres plc.

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

   4 Form of 5% Convertible Debenture in the sum of (pound)10,000,000 issued by Regus plc to HFTP Investment LLC (and to two other investors in separate deeds in a further aggregate sum of (pound)30,000,000).

   5              Consent of KPMG Audit plc dated June 27, 2002.


* Previously filed.