Form 20-F
period 2002-12-31
REGUS PLC
filed 2003-07-15
CIK 1123671

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                    FORM 20-F

|_|  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                       OR
|X|  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  For the fiscal year ended: December 31, 2002

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

                         ------------------------------

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

                         ------------------------------

         The number of outstanding shares in the capital of Regus plc as of December 31, 2002:

                           582,193,517 Ordinary Shares

                         ------------------------------


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

    Indicate by check mark which financial statement item the registrant has
                   elected to follow. Item 17 |_| Item 18 |X|


================================================================================

                                TABLE OF CONTENTS

                                                                                       Page
                                                                                       ----

Introduction
          Forward-Looking Statements......................................................4
          Certain Information.............................................................4
Part I    Item 1    Identity of Directors, Senior Management and Advisers....Not applicable

          Item 2    Offer Statistics and Expected Timetable..................Not applicable

          Item 3    Key Information.......................................................5
                         Bankruptcy Filing................................................5
                         Selected Financial Data..........................................7
                         Risk Factors....................................................10

          Item 4    Information on the Company...........................................16
                         History and Development of Regus plc............................16
                         Business Overview...............................................18
                         Organizational Structure........................................24
                         Properties......................................................26

          Item 5    Operating and Financial Review and Prospects.........................27
                         Operating Results...............................................27
                         Liquidity and Capital Resources................................ 39
                         Prospects.......................................................42

          Item 6    Directors, Senior Management and Employees...........................43
                         Directors and Senior Management.................................43
                         Compensation....................................................44
                         Board Practices.................................................44
                         Employees.......................................................49
                         Share Ownership.................................................50

          Item 7    Major Shareholders and Related Party Transactions....................60
                         Major Shareholders..............................................60
                         Related Party Transactions......................................60

          Item 8    Financial Information................................................61
                         Consolidated Statements and Other Financial Information.........61
                         Legal Proceedings...............................................61
                         Significant Changes.............................................61

          Item 9    Listing Details......................................................62
                         Market Price Information........................................62
                         Markets.........................................................63





          Item 10   Additional Information ..............................................64
                         Memorandum and Articles of Association..........................64
                         Material Contracts..............................................64
                         Taxation........................................................64
                         Documents on Display............................................67

          Item 11   Quantitative and Qualitative Disclosures about Market Risk...........68

          Item 12   Description of Securities Other Than Equity
                      Securities.............................................Not applicable

Part II   Item 13   Defaults, Dividend Arrearages and Delinquencies..........Not applicable

          Item 14   Material Modifications to the Rights of
                    Security Holders and Use of Proceeds.................................69

           Item 15  Controls and procedures..............................................69

Part III  Item 18  Financial Statements..................................................70
                         Index to the financial statements...............................70

          Item 19   Exhibits............................................................114

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     BANKRUPTCY FILING

     On January 14, 2003 (the "Petition Date"), Regus Business Centre Corp., Stratis Business Centers Inc., Regus Plc and Regus Business Centre BV (collectively, the "Debtors") filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") under case numbers 03-20026 through 03-20029 (the "Chapter 11 Cases").

     The Debtors filed for bankruptcy because the Chapter 11 process offered the best available means to facilitate the implementation of necessary changes to the Debtors' businesses to bring costs and operations in line with the current business environment. In addition, the protections of the Chapter 11 process offered the Debtors access to capital through debtor-in-possession financing that otherwise would not have been available. The filing for bankruptcy protection raises substantial doubt about the Group's ability to continue as a going concern.

     The Debtors are currently operating their business as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and applicable court orders. In general, as debtors-in-possession, the Debtors are authorized under Chapter 11 to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court. On June 10, 2003, the Bankruptcy Court signed the Final Order approving a debtor-in-possession loan facility pursuant to which, Regus Management Ltd., a subsidiary of Regus PLC that is not a party to the Chapter 11 Cases ("RML"), may loan up to eighteen million US dollars (US$18,000,000) to the Debtors during the bankruptcy proceedings. In return for any such loan, RML was granted a first-priority security interest in certain collateral and was also granted a priority administrative claim for any amounts loaned to the Debtors.

     In order to exit Chapter 11 successfully, each of the Debtors (either separately or together) will need to propose, and obtain confirmation by the Bankruptcy Court of, a plan of reorganization that satisfies the requirements of the Bankruptcy Code. A plan of reorganization would resolve, among other things, each of the Debtors' obligations that arose prior to the filing of the Chapter 11 cases (i.e., "pre-petition"), set forth the revised capital structure of any newly reorganized entity and provide for its corporate governance subsequent to exit from bankruptcy.

     Under the Bankruptcy Code, the Debtors had the exclusive right for 120 days after the Petition Date to file a plan of reorganization and, if they did so, 60 additional days to obtain necessary acceptances of their plan. Such periods were subject to extension by the Bankruptcy Court for cause. On June 10, 2003, the Bankruptcy Court extended the Debtors' exclusive period to propose a plan for reorganization through July 13, 2003 and to solicit acceptances of such plan through September 13, 2003. The timing of filing a plan of reorganization by the Debtors will depend on the timing and outcome of numerous other ongoing matters in the Chapter 11 Cases. Bankruptcy law does not permit solicitation of votes on a reorganization plan until the Bankruptcy Court approves the applicable disclosure statement (the "Disclosure Statement") relating to the reorganization plan. Although the Debtors expect to file a plan of reorganization that provides for the emergence of each entity from bankruptcy as a going concern, there can be no assurance at this time that any plan of reorganization will be confirmed by the Bankruptcy Court or that any such plan will be implemented successfully.

     If a plan of reorganization cannot be agreed or is otherwise not confirmed by the Bankruptcy Court, the Chapter 11 Cases of Regus Business Center Corp, and Stratis Business Centers Inc may be converted into Chapter 7 bankruptcy cases in which a trustee would be appointed to investigate and liquidate those Debtors' assets for distribution to creditors in accordance with the priorities established by the Bankruptcy Code. Further, in this event, the Chapter 11 Cases of Regus and Regus Business Centre BV may also be converted into Chapter 7 cases and liquidated by a trustee in the US with distributions made to creditors in the order of priority established under the Bankruptcy Code. It is also possible that Regus PLC and Regus Business Centre BV may have to seek bankruptcy protection and pursue reorganization or liquidation in their respective home jurisdictions. In either event, shareholders would be very unlikely to receive any recovery on their investment following the bankruptcy.

     Under Section 362 of the Bankruptcy Code, the filing of a bankruptcy petition automatically stays most actions against a debtor, including most actions to collect pre-petition indebtedness or to exercise control over the property of the debtor's estate. Absent an order of the Bankruptcy Court, substantially all pre-petition liabilities are subject to settlement under the plan of reorganization.

     Under Section 365 of the Bankruptcy Code, debtors may assume, assume and assign, or reject certain executory contracts and unexpired leases, including leases of real property and leases of equipment, subject to the approval of the Bankruptcy Court and certain other conditions. In general, rejection of an unexpired lease or executory contract is treated as a pre-petition breach of the lease or contract in question. Subject to certain exceptions, this rejection relieves a debtor of performing its future obligations under that lease or contract but entitles the lessor or contract counterparty to a pre-petition general unsecured claim for damages caused by the deemed breach. Generally, the assumption of an executory contract or unexpired lease requires a debtor to cure most existing defaults under such executory contract or unexpired lease. In the case of a lease of non-residential real property, debtors generally have an obligation to remain current with respect to rent and other charges due under the lease unless and until such lease is rejected. The Bankruptcy Code (Section 502(b)(6)) further provides a limitation on certain of the damages relating to the rejection of a lease for non-residential real property and upon certain damages relating to any rejected guaranty of such lease by another debtor entity.

     In connection with the conduct of their businesses, the Debtors are lessees or sublessees under approximately 85 unexpired non-residential real property leases of office space (collectively, the "Real Property Leases"). The premises that are the subject matter of nearly all of the Real Property Leases consist of office space that is utilized by the Debtors in providing executive suite business offices to their clients. Given the nature of the Debtors' businesses, unexpired leases of non-residential real property constitute the largest operating expense of the Debtors on an ongoing basis. On February 20, 2003, the Bankruptcy Court permitted the Debtors to enter into a lease renegotiation program pursuant to which the Debtors were given the flexibility to either reject, or to negotiate significant reductions of the ongoing rent, the amount of space leased, and other obligations under, the Real Property Leases without further court approval (the "Real Property Renegotiation Program"). The essential purpose of the Real Property Renegotiation Program is to reach a settlement with as many landlords as possible in an expeditious manner regarding the amount of space leased, the applicable rental rate, and certain other of the landlords' claims against the Debtors' estates, including claims arising under the Bankruptcy Code. The Debtors have been engaged in these negotiations and continue to resolve the claims of the various lessors and to work towards the formulation of a plan of reorganization that will allow each of the Debtors to emerge from bankruptcy.

     The Debtors are also in the process of negotiating with other creditor constituencies in an effort to reduce their operating expenses going forward and to enable each of the Debtors to formulate a plan of reorganization. The Debtors are also reviewing all of their personal property contracts and leases to determine whether such contracts or leases should be renegotiated, rejected or assumed. With respect to non-real property related contracts and leases, the Debtors generally have through the time of the confirmation of the plan of reorganization to determine whether to assume or reject such contracts or leases. With respect to leases of non-residential real property, the time for assumption or rejection is limited under the Bankruptcy Code unless the Bankruptcy Court extends such deadline. On June 10, 2003, the Bankruptcy Court extended the deadline for Debtors to assume or reject non-residential real property leases until July 13, 2003. Counterparties to these rejected contracts or leases may file proofs of claim against the Debtors' estate for such damages.

     On February 20, 2003, the Bankruptcy Court fixed a deadline to which all persons and entities could assert a proof of claim against any of the Debtors as on or before April 7, 2003, at 5:00 P.M. Eastern Time. Due to the possibility of additional rejection and abandonment related claims (which may arise should the Debtors reject additional Real property Leases on personal property leases or executory contracts) and due to the number of claims that were filed in each of the cases, we are unable to project the magnitude of these claims with any degree of certainty at this time.

     The United States Trustee for the Southern District of New York (the "U.S. Trustee") has appointed an official committee of unsecured creditors in the Chapter 11 Cases (the "Creditors' Committee"). The Creditors' Committee and its legal representatives have a right to be heard on all matters that come before the Bankruptcy Court. There can be no assurance that the Creditors' Committee will support the Debtors' positions or the Debtors' ultimate plan of reorganization, once proposed, and disagreements between the Debtors and the Creditors' Committee could protract the Chapter 11 Cases, could negatively impact the Debtors' ability to operate during the Chapter 11 Cases and could prevent the Debtors' emergence from Chapter 11.

     At this time, it is not possible to predict accurately the effect of the Chapter 11 reorganization process on the Debtors' businesses or when they may emerge from Chapter 11. The Debtors' future results depend on the timely and successful confirmation and implementation of a plan of reorganization. The rights and claims of various creditors and security holders will be determined by the plan as well. No assurance can be given as to what values, if any, will be ascribed in the bankruptcy proceedings to each of these constituencies, and it is possible that the equity of each of the Debtor entities, including the Company, will be restructured in a manner that may dilute the interests of current holders of such equities or reduce substantially or eliminate any remaining value of such equities or securities.

     Accordingly, we urge you to exercise appropriate caution with respect to existing and future investments in any of such securities and claims.


     SELECTED FINANCIAL DATA

     Our selected financial data at December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 have been derived from our consolidated financial statements prepared in accordance with generally accepted accounting principles in the United Kingdom or UK GAAP and included in this annual report. Our consolidated financial statements have been audited by KPMG Audit Plc, independent accountants. The auditor's report, which is also included in this annual report, contains an explanatory paragraph, referring to the matters, including the previously mentioned bankruptcy filing that raise substantial doubt about the Group's ability to continue as a going concern in its present form. Our summary financial data for the year ended December 31, 1998 and at December 31, 1998 and 1999 have been derived from our consolidated financial statements that are not included in this annual report. You should read the following data with the more detailed information contained in "Item 5, Operating and Financial Review and Prospects" included herein.

     We prepare our accounts in accordance with UK GAAP, which differs in significant respects from generally accepted accounting principles in the United States or US GAAP. For a discussion of significant differences between UK GAAP and US GAAP and reconciliation of net loss and shareholders' funds to US GAAP, see note 29 to the consolidated financial statements.

                                                                          Year ended December 31,

                                                ---------------------------------------------------------------------------
                                                   1998         1999         2000         2001         2002       2002(1)
                                                -----------  -----------  -----------  -----------  -----------  ----------
                                                 (pound)       (pound)     (pound)      (pound)       (pound)         $
                                                                    (in millions except per share data)
Amounts under UK GAAP:
Income Statement Data:
Revenue (including share of joint venture)..         111.6        200.6        429.2        524.6        445.4        717.9
Less: Share of revenue in joint venture(2)..             -          -(3)        (8.1)       (12.0)        (9.8)       (15.8)
                                                -----------  -----------  -----------  -----------  -----------  ----------
Total revenue...............................         111.6        200.6        421.1        512.6        435.6        702.1
Cost of sales (center costs)................         (97.2)      (183.5)      (320.8)      (434.7)      (413.3)      (666.1)
Exceptional item(4) ........................             -            -            -        (38.0)       (57.0)       (91.9)
                                                -----------  -----------  -----------  -----------  -----------  ----------
Gross profit (center contribution)..........          14.4         17.1        100.3         39.9        (34.7)       (55.9)
Administration expenses.....................         (29.6)       (60.0)       (86.9)       (91.3)       (61.1)       (98.5)
Exceptional item(5).........................             -         (5.1)        (9.5)       (52.5)       (35.1)       (56.6)
                                                -----------  -----------  -----------  -----------  -----------  ----------
Operating (loss) income.....................         (15.2)       (48.0)         3.9       (103.9)      (130.9)      (211.0)
Share of operating loss in joint venture(2).             -         (0.1)        (1.0)        (5.6)        (5.5)        (8.9)
                                                -----------  -----------  -----------  -----------  -----------  ----------
Total operating (loss) income...............         (15.2)       (48.1)         2.9       (109.5)      (136.4)      (219.9)
Profit on sale of group undertakings                     -            -            -            -         22.7         36.6
                                                -----------  -----------  -----------  -----------  -----------  ----------
Profit before Interest and Tax                       (15.2)       (48.1)         2.9       (109.5)      (113.7)      (183.3)
Net interest payable........................          (2.0)        (6.8)        (6.8)        (0.6)        (5.4)        (8.7)
                                                -----------  -----------  -----------  -----------  -----------  ----------
Loss on ordinary activities before tax......         (17.2)       (54.9)        (3.9)      (110.1)      (119.1)      (192.0)
Tax on loss on ordinary activities..........          (0.8)        (1.5)        (9.9)       (10.1)        (5.5)        (8.8)
                                                -----------  -----------  -----------  -----------  -----------  ----------
Loss on ordinary activities after tax.......         (18.0)       (56.4)       (13.8)      (120.2)      (124.6)      (200.8)
Minority interests..........................           0.1            -          0.3          1.9          1.2          1.9
                                                -----------  -----------  -----------  -----------  -----------  ----------
Net loss....................................         (17.9)       (56.4)       (13.5)      (118.3)      (123.4)      (198.9)
                                                ===========  ===========  ===========  ===========  ===========  ==========
Net loss per share - basic and fully diluted         (0.04)       (0.12)       (0.03)       (0.21)       (0.22)       (0.35)
Net loss per ADS - basic....................         (0.21)       (0.60)       (0.14)       (1.05)       (1.10)       (1.77)
                 - fully diluted............         (0.16)       (0.60)       (0.13)       (1.05)       (1.10)       (1.77)
Weighted average number of shares
   outstanding (in thousands)...............       427,729      469,486      497,889      563,528      564,052      564,052

Balance Sheet Data (at period end):
Fixed assets................................          54.7        126.8        244.6        251.5        110.1        177.5
Cash........................................          48.0         72.1        169.8        117.1         58.6         94.5
Total assets................................         142.2        268.3        544.4        486.3        228.0        367.5
Other net current liabilities(6)............         (59.9)      (120.4)      (187.9)      (246.7)      (135.9)      (219.0)
Creditors: amounts falling due after
   more than one year.......................         (29.1)      (102.4)       (23.8)       (33.2)       (61.4)       (99.0)
Minority interests..........................          (0.2)        (0.2)        (0.4)         0.3         (0.2)        (0.3)
Equity shareholders' (deficit) funds........         (13.9)       (23.7)        203.1        88.4        (28.4)       (45.7)



                                                                                 Year ended December 31,
                                                ---------------------------------------------------------------------------
                                                  1998         1999          2000          2001         2002       2002(1)
                                                -----------  -----------  -----------  -----------  -----------  ----------
                                                 (pound)       (pound)     (pound)      (pound)       (pound)         $
                                                                         (in millions except per share data)
Amounts under US GAAP:
Income Statement Data:
Net sales....................................        111.6        200.6        421.1         512.6        435.6        702.1
Net loss.....................................        (16.4)       (70.6)       (16.8)        (51.4)      (105.3)      (169.7)
Net loss per share basic and fully diluted...        (0.04)       (0.15)       (0.03)        (0.09)       (0.18)       (0.29)
Net loss per ADS - basic and diluted ........        (0.19)       (0.75)       (0.17)        (0.44)       (0.90)       (1.46)
Balance Sheet Data (at period end):
Total assets.................................        143.3        270.7        499.3         489.8        224.4        361.7
Long-term liabilities........................        (34.1)      (110.9)       (23.8)        (25.7)       (20.8)       (33.5)
Cash (including restricted cash) (7).........         48.0         72.1        169.8          97.5         58.6         94.5
Equity shareholders' funds (deficit).........         10.0        (29.9)       168.7         119.3         21.4         34.5


(1) Pounds sterling amounts for 2002 have been translated into US dollars using the noon buying rate in effect on December 31, 2002 of $1.6118 = (pound)1.00. Such information is provided for the convenience of the reader and is unaudited.

(2) Includes our 50% interest in Regus Equity Business Centers LLC, Regus Business Centres Ltd, our joint venture in the US with Equity Office Properties Trust, Regus Duke-Weeks Business Centers LLC and Regus Crescent Business Centers LLC, accounted for under the equity method of accounting.

     Additionally, though not themselves in bankruptcy, the reorganization in the Chapter 11 Cases could also impact the joint ventures in light of our interests in such joint ventures. For example, certain of the lease obligations for the joint ventures are being renegotiated with certain landlords as a part of the Debtors' Real Property Renegotiation Program.

(3)  Constituted revenue of (pound)9,000 in 1999.

(4) Included costs related to reduction in workstation capacity, onerous leases, restructuring and redundancy costs in both 2001and 2002.

(5) Included costs associated with our postponed flotation on the London Stock Exchange in 1999, with the reduction of the reward employee share options in 2000 and in 2001 with our aborted merger with HQ Global Holdings, Inc., our write-down related to the ESOP and software development assets and the non-recoverable Ryder Cup sponsorship expenditure in 2001, impairment of acquisition goodwill in both 2001 and 2002, cost of onerous leases, aborted business sales and mergers and a business interruption insurance receipt in 2002.

(6) Other net current liabilities are current assets (excluding cash) less current liabilities.

(7) Restricted cash is primarily deposits held as security for lease guarantees and represented (pound)40.9 million at December 31, 2000, (pound)31.6 million at December 31, 2001 and (pound)28.7 million at December 31, 2002.

Exchange Rate Information

     The tables below set forth, for the periods indicated, information concerning the noon buying rates for pounds, expressed in US dollars per pound.

Year ended December 31,
                                                    Period
Year ended December 31,                           Average(1)         Period End
-----------------------                           ----------         -----------
1998                                                 1.66               1.66
1999                                                 1.61               1.62
2000                                                 1.51               1.50
2001                                                 1.44               1.45
2002                                                 1.51               1.61
2003 (through June 30)                               1.61               1.65

(1) The average of the noon buying rates on the last day of each full month during the period.

Month                                                High                Low
-----                                                ----               ----
December 2002                                        1.61               1.56
January 2003                                         1.65               1.60
February 2003                                        1.65               1.57
March 2003                                           1.61               1.56
April 2003                                           1.60               1.55
May 2003                                             1.65               1.60
June 2003 (through June 30)                          1.68               1.63


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

     Risks associated with the Chapter 11 process

     As discussed in "Item No. 3. Key Information in Bankruptcy Filing" the filing for bankruptcy protection by the Debtors is a risk factor with respect to the continued operation of our business and the value of our equity. These uncertainties raise substantial doubt about the Group's ability to continue as a going concern in its present form. While the goal of the Chapter 11 Cases is the confirmation of a plan of reorganization with respect to each Debtor that enables such Debtor to emerge as a going concern, there is no guaranty that such reorganization efforts will be successful or that the Debtors will be able to confirm a plan of reorganization. Additionally, any confirmed plan of reorganization will determine the rights and claims of various creditors and security holders and may compromise and/or otherwise discharge certain of the existing obligations of each of the Debtors. No assurance can be given as to what values, if any, will be ascribed in the bankruptcy proceedings to each of these constituencies, and it is possible that the equity of each of the Debtor entities, including the Company, will be restructured in a manner that may dilute the interests of current holders of such equities or reduce substantially or eliminate completely any remaining value of such equities.

     Moreover, if a plan of reorganization cannot be agreed or is otherwise not confirmed by the Bankruptcy Court, the Chapter 11 Cases of Regus Business Centre Corp and Stratis Business Centers, Inc. may be converted into a Chapter 7 bankruptcy in which a trustee is appointed to investigate and liquidate those Debtors' assets for distribution to creditors in accordance with the priorities established by the Bankruptcy Code. Further, in this event, the Chapter 11 Cases of Regus and Regus Business Centre BV may also be converted into Chapter 7 cases and liquidated by a trustee in the US with distributions made to creditors in the order of priority established under the Bankruptcy Code. It is also possible that Regus and Regus Business Centre BV may have to seek bankruptcy protection and pursue reorganization or liquidation in their respective home jurisdictions. In this event, shareholders would be very unlikely to receive any recovery on their investment following the bankruptcy


Risks associated with the Serviced Office Market

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

   Current drivers of the long term growth of the serviced office market may not develop as expected and could hinder market demand for serviced offices

     There can be no assurance that the factors that we expect to drive the long-term growth of the serviced office market in the future will in fact do so. For example, the trends towards globalization of trade and increased outsourcing of office and related services may not develop as expected.

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

Risks associated with Regus

   Our UK operation may decide to operate a different strategy to the rest of the Group.

     On December 30, 2002, we sold 58% of our UK operations to Alchemy Partners, a private venture capital group. While we expect that the UK and our businesses in the rest of the world will continue to work together as before, there can be no guarantee of this.

     In this event, cross-border sales may suffer, as well as an inability to utilize previously achieved economies of scale.

   Our UK operation will no longer provide the same cash inflows for the benefit of the rest of the Group

     As a result of the sale of 58% of our UK business, we will no longer receive cash inflows from that business to the extent that we did prior to December 30, 2002. This means that unless our business outside the UK improves, particularly in the US, Germany and the Netherlands, we may be forced to seek protection for Regus plc under UK insolvency laws. Regus may not be in a position to confirm a plan of reorganization in its Chapter 11 Case and so may be converted to a case under Chapter 7 of the Bankruptcy Code which would mean that a trustee would be appointed to liquidate the Company's assets and distribute the same to creditors in accordance with the provisions of the US Bankruptcy Code. Additionally, the Company may be required to seek protection and reorganization or liquidation under UK insolvency laws.

   As demand for our business services falls, our profitability will be disproportionately affected due to the long-term nature of our lease commitments

     We lease substantially all of our properties. The length of our leases or the period after which we can exercise any break option in the leases is nearly always longer, and usually significantly longer, than the duration of our contracts with customers, the majority of which are for the short-term leasing of serviced office space between 3 and 18 months. As demand has fallen, we have been unable to build or maintain either occupancy, rates or prices. For example, to combat the economic downturn, we have entered into longer term contracts with businesses at reduced average prices, which limits our ability to increase prices as conditions improve. When revenues decline, we are not immediately able to reduce our lease cost base and are also constrained in doing so over the long term. Some of our leases contain restrictions that prevent us from transferring the lease or assigning the premises. Additionally, significant costs could be incurred as we dispose of unprofitable centers.

     A reduction in revenues has resulted in a negative impact on our cash flow, as a consequence of the nature of our working capital cycle. If revenues were to deteriorate further, we would need to seek external funding or sell further assets. Currently, we have no committed bank or other facilities that are not cash collateralized. No assurance can be given as to whether or on what terms external sources of funding would be available. As of May 31, 2003, we had cash in hand or in the bank of (pound)48.5 million including (pound)30.0 million of restricted cash.

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

Risks Associated with the ADSs

We have voluntarily delisted from Nasdaq and we now publish annual and semiannual financial statements and only the annual financial statements contain certain financial information reconciled to US GAAP

     In view of the relatively small number of ADSs outstanding and the low levels of trading volumes on the Nasdaq National Market in the United States, we decided to delist voluntarily our ADSs from Nasdaq as of November 7, 2002. Our ADSs are currently being quoted on the over-the-counter market in the United States, a market that is characterized with lower levels of trading and liquidity than Nasdaq.

     In November 2002, we announced our decision to revert to a semiannual reporting format and so discontinue our past practice of publishing quarterly financial statements. In a further effort to save costs, we also announced in August 2002 our decision to prepare and release certain financial information reconciled to US GAAP only in our annual report on Form 20-F. Both changes in reporting format are in accordance with all applicable UK and US securities laws and the requirements of the London Stock Exchange. Nonetheless, these changes reduce the frequency of updated financial information available to investors in our securities.

We expect to terminate our ADS program in the United States

         As our shareholders' base has migrated away from the US and to the UK since our initial public offering in October 2000, we have decided, in an effort to save costs, to terminate our ADS program administered by JPMorgan Chase Bank, as depositary, by the end of August 2003. Once our ADS program has terminated, each holder of ADSs will receive the appropriate number of our deposited ordinary shares, upon surrender to the depositary of each ADS held. The depositary may charge a fee to process the surrender of the ADSs and related issuance of our ordinary shares. Our ordinary shares are traded in pounds sterling and may be traded only on the London Stock Exchange. Upon the termination of our ADS program, holders of our securities in the United States will no longer have the benefit of the services provided by the depositary such as the conversion of any dividend payments from pounds sterling into US dollars. This could depress the price of our ordinary shares.

Possible Consequences of Bankruptcy Filing

At this time, it is not possible to predict accurately the effect of the Chapter 11 reorganization process on the Debtors' businesses or when they may emerge from Chapter 11. The Debtors' future results depend on the timely and successful confirmation and implementation of a plan of reorganization. The rights and claims of various creditors and security holders (including holders of our shares and ADSs) will be determined by the plan as well. The filing for bankruptcy protection raises substantial doubt about the Group's ability to continue as a going concern in its present form. No assurance can be given as to what values, if any, will be ascribed in the bankruptcy proceedings to each of these constituencies, and it is possible that our shares and ADSs' will be restructured in a manner that may dilute the interests of current holders of such securities or reduce substantially or eliminate any remaining value of such securities.

We are subject to the control of Mark Dixon

Our Chief Executive, Mark Dixon, through Maxon Investments BV, owns beneficially 62.5% of our issued shares. As the majority shareholder, he is able to exercise control over our operations, including the election of our board of directors, the declaration of some dividends, the approval or disapproval of major corporate transactions and the determination of other matters to be decided by the holders of our shares. Our business goals and those of Mr. Dixon may not always remain aligned. As a result, the market price of our shares and ADSs could be adversely affected.

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

ITEM 4.  INFORMATION ON THE COMPANY

     HISTORY AND DEVELOPMENT OF REGUS PLC

History

Our business was founded in 1989 by Mark Dixon, our Chief Executive, shortly before we opened our first business center in Brussels. Our business growth accelerated after we merged our operations with the slightly larger organization owned by Reinhold City A.B. in 1990. In 1992, an investment vehicle owned by Mark Dixon, Maxon Investments BV, bought out the majority shareholder. By the end of 1992, we operated 11 centers in eight countries through operating companies owned by Regus Business Centers BV. The following table shows our expansion since 1992. Due to our rapid expansion up to 2002, comparisons with prior periods may not be meaningful.

                                                 Year ended December 31,
                   -------------------------------------------------------------------------------------------------------
                     1993    1994      1995       1996       1997       1998       1999       2000       2001       2002
                   -------  ------   --------   --------   --------   --------   --------  ---------  ---------  ---------
Centers(1)........     16      24         35         58         97        155        245        335        411(2)     407(3)
Workstations(4)...    N/A     N/A      2,884      5,152      9,157     16,293     29,777     50,333     76,540     87,494
Countries.........      8      14         16         22         23         30         45         48         50         50
Employees(5)......     63      94        207        316        542        923      1,492      2,101      2,656      2,286
Revenues (in(pound)
millions).........    6.7    11.3       19.4       32.9       58.8      111.6      200.6      421.1      512.6      435.6

(1)  At period end. Includes closed centers through the periods up to closure.

(2)  Includes 16 joint ventures.

(3)  Includes 18 joint ventures

(4) Represents weighted average available workstations for the period. The number of workstations is not available for 1993 and 1994 because we closed a number of business centers in those years and we cannot accurately assess the impact of the closures on the number of workstations.

(5)  Average total employees for the period.

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

      On April 23, 2001, we acquired Stratis Business Centers, Inc. in the US. Under the terms of the agreement, we paid a total purchase price of $10 million. Of this, $5 million was paid to the shareholders of Stratis in cash. The balance of the purchase price was paid in shares of Regus plc, some of which are restricted.

     On April 25, 2001, we acquired Satellite/Skyport Conference Centers, an operator of business centers in Belgium and the Netherlands, for NLG8 million ($3 million).

     On June 4, 2001, we announced we were in discussions relating to a possible transaction with Frontline Capital Group and HQ Global Holdings, Inc. On June 7, 2001, we announced that such discussion had been terminated. Costs of $4.7 million relating to the proposed transaction were recognized in the second quarter of 2001. HQ Global Holdings, Inc. have subsequently entered bankruptcy reorganization under Chapter 11 of the Bankruptcy Code.

     On December 27, 2001, we entered into a subscription agreement pursuant to which we issued (pound)40 million of non-convertible bonds. Following a shareholder meeting held on February 13, 2002, these were subsequently exchanged for (pound)40 million of 5 per cent convertible debentures and warrants to purchase 5 million ordinary shares. All of the convertible debentures have been repaid at par; warrants to purchase 2.5 million ordinary shares remain outstanding.

         On November 7, 2002, we voluntarily delisted our ADSs from the Nasdaq National Market and our ADSs are currently being quoted on the over-the-counter market in the United States. Our ordinary shares continue to be listed on the London Stock Exchange.

     On December 20, 2002, we entered into an agreement for the sale of 58% of our UK business to Rex 2002 Limited, beneficially owned by Alchemy Partners, who subscribed (pound)16.3 million for new shares and paid Regus an immediate cash consideration of (pound)25.6 million ($41.3 million) for existing shares in the UK business. At the same time Regus repaid a (pound)10.5 million ($16.9 million) loan from the UK business, leaving the Regus Group with net cash from the transaction of (pound)15.1 million ($24.3 million). In addition, deferred consideration is receivable by Regus in two tranches: the first tranche of up to (pound)10 million ($16.1 million) is dependent on the EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) for the year ended 31 December 2002 and net liabilities and net cash at 31 December 2002 of the UK business meeting certain parameters; and a second tranche equivilent to 70% of the amount by which EBITDA for the year ended 31 December 2003 exceeds (pound)29 million ($46.7 million). (pound)10 million ($16.1 million) has been received in connection with the first tranche of deferred consideration.

     As described more fully in "Item 3. Key Information - Bankruptcy Filing", on January 14, 2003, we filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the Court. The affected companies are Regus plc, Regus Business Centre Corp, Regus Business Centre BV and Stratis Business Centres, Inc. We do not expect to be in a position to file and distribute a Plan of Reorganization (along with a Disclosure Statement, in a form approved by the Bankruptcy Court, describing the details of such Plan of Reorganization) for the approval of creditors of these companies until later this year.

Capital Expenditures

     Capital expenditures decreased to (pound)20.3 million in 2002 from (pound)128.5 million in 2001; it was (pound)86.6 million in 2000 and (pound)75.7 million in 1999. The earlier increases in capital expenditures were primarily due to the purchase of office furniture, fixtures and fitting and telephone and other office equipment, related to fit-outs of centers opened in each period. Capital expenditure is depreciated over periods between 2-10 years. See "Item
18. Financial Statements". The reduction in capital expenditures in 2002 was primarily due to a reduction in new center openings, plus an increased focus on cash management.

     Notwithstanding our cash flow from operating activities, the rate of expansion in new center openings since 1997 was only partially financed by operating cash flow. The average capital expenditure on fixtures and fittings for a new business center and center expansions fell from approximately (pound)1.0 million per center in 1999 to approximately (pound)0.8 million per center opened in 2000 but rose to approximately (pound)1.2 million per new center opened in 2001and 2002. This increase is primarily due to the average size of centers opened during the year being significantly higher than centers already opened.

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

         We have suspended our new center opening program while we consolidate our position in difficult economic circumstances. The only new centers being opened are those in respect of which leases or agreements for lease were signed prior to July 2001. See "Item 4. Information on the Company - Property and Supplier Relationships". We expect to incur (pound)2.4 million of capital expenditure on these new centers in 2003. As at May 31, 2003, we have incurred capital expenditure of (pound)1.1 million.

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

     The following table shows the 50 countries in which we operated by region and the number of centers in each country as of December 31, 2002 (giving a total of 407 business centers worldwide).

UK and Ireland                   Italy (9)                      Americas                     China (6)
Ireland (2)                      Latvia (1)                   Argentina (1)                  Egypt (1)
UK (95)                        Luxembourg (1)                  Brazil (5)                    Israel (2)
                            The Netherlands (24)                Chile (2)                    Japan (4)
Rest of Europe                   Norway (3)                    Mexico (7)                   Malaysia (1)
Austria (4)                      Poland (3)                    Panama (1)                   Morocco (1)
Belgium (10)                    Portugal (3)                    Peru (1)                  Philippines (2)
Czech Republic (3)              Romania (1)                      US (96)                  Saudi Arabia (1)
Denmark (5)                      Russia (2)                    Canada (5)                  Singapore (2)
Finland (2)                     Slovakia (1)                                              South Africa (6)
France (21)                      Spain (9)                    Rest of World                 Thailand (1)
Germany (34)                     Sweden (8)                   Australia (4)                 Tunisia (1)
Greece (2)                    Switzerland (5)                Azerbaijan (1)                 Vietnam (2)
Hungary (3)                      Turkey (1)                                           United Arab Emirates (1)
                                Ukraine (1)

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

The Regus Strategy

     Our long term goal is to become the leading provider of high quality business services to the global economy. In bringing together people, property and technology, we aim to provide a complete outsourced workspace to our customers, allowing those customers to focus on their own businesses. The continued worldwide economic downturn adversely affected our business in 2001 and 2002. The poor trading conditions required us to continue with our modified short term strategy in order to meet the challenges presented by prevailing economic conditions as follows:

     Corporate Restructurings in the US and Germany

     The purpose of the Chapter 11 Cases is to allow for restructuring and reducing obligations in the US that we are hopeful will be accomplished through a confirmed plan of reorganization. However, as described in "Item 3. Key Information - Risk Factors" and "Item 3 Key Information - Bankruptcy Filing", there are risks associated with the Chapter 11 Cases, including the risk that the Debtors will not be able to confirm a plan of reorganization which may result in the liquidation of the Debtor's assets or a plan of reorganization may be confirmed that dilutes, reduces or eliminates the value of the equity of the Company. The filing for bankruptcy protection raises substantial doubt about the Group's ability to continue as a going concern in its present form.

     We have reorganized our German business, closing 8 centers and making an insolvency filing for one of our three German subsidiaries.

     Suspension of New Center Openings

     In 2002 we spent (pound)20.3 million on capital expenditure most of which relates to 19 centers. In addition, new centers made a negative contribution before exceptionals of (pound)7.6 million in 2002. We have decided that until trading conditions improve we will not commit to any new centers which require us to incur capital expenditure or start up losses. Accordingly, in the near term, any new centers will either be management or franchise contracts.

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

o At December 31, 2002, we had approximately 58,000 customers, spread across 50 countries. For the year ended December 31, 2002, no single customer accounted for more than 2% of our total revenue. Our broad customer base mitigates our risk of exposure to any one customer or market.

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

     Management contracts will also prove an opportunity for us, as the current economic climate may create opportunities for us by the placement of one of our centers in buildings and our appointment as the manager of that center on behalf of the building owner or landlord.

     The Stratis brand is intended to appeal to customers on a tighter budget than the traditional Regus customer. Hence, Stratis maintains an emphasis on serving local or regional businesses rather than multinational ones. Stratis was acquired in April 2001, (see "Item 4. Information on the Company - History and Development of Regus plc"). Stratis filed a voluntary petition for relief under Chapter 11 of the US bankruptcy code, (see "Item 3. Key Information - Bankruptcy Filing").

     Focus on Outsourcing Contracts.

     We believe that the impact of the economic downturn is making more organizations consider outsourcing their office requirements. For example, the following contracts were in place as at March 31, 2003: Siebel has a global outsourcing agreement with us, under which they occupy 201 workstations in 18 countries; DMR Consultancy had 268 workstations in 4 countries; Veritas had 140 workstations in 16 countries; and Bloomberg had 256 workstations in 12 countries.

     We continue our policy of offering better prices and terms in order to win this business and maintain longer term contracts. Partly as a result of this our average price per workstation has fallen by 33% from (pound)780 in January 2002 to (pound)512 in May 2003.

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

Sales and Marketing

      Our sales and marketing strategy, which involves a constant appraisal and improvement of product mix, investment in local advertising and a continuing focus on service quality, has been key to developing the Regus brand during 2002. During September 2002, we capitalized on the opportunity to increase brand awareness and grow concept understanding in key markets through the world, via our sponsorship of the Ryder Cup (which has now ended). In addition, during November 2002, we were able to use our sponsorship of the Regus London Film Festival and Regus London Film Festival on Tour to increase brand awareness in the UK.

     We market and sell our products and services around the world. As of December 31, 2002, we had approximately 177 employees engaged in sales and marketing across the globe. Our sales and marketing team aims to attract new customers, to develop and expand relationships with existing customers and to build a major business services brand. A team of telesales representatives and analysts supports the direct sales functions. As an indirect sales channel, we have established relationships with real estate brokers and other agents to refer us business.

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

      At December 31, 2002, we had approximately 58,000 customers, spread across 50 countries. Many of our customers are major international corporations. For the year ended December 31, 2002, no single customer accounted for more than 2% of our total revenue. Our customers are drawn from a wide range of industry sectors, including consulting, energy, financial services, information technology, media, pharmaceuticals and telecommunications.

Property and Supplier Relationships

      We consider the location of business centers to be of paramount importance and have generally positioned them in city centers, at important transportation hubs, such as major airports, and in business parks.

      In 2002, despite signing no new lease commitments, we continued to develop our global network by adding a further 18 centers and closed 22 centers. As a result of opening centers that are generally larger, we increased the number of workstations available at the end of the year by 14%, to 87,494, compared with 76,540 at the end of 2001. The rate of growth in the number of workstations may become negative as a result of center closures. We have signed no new leases since July 31, 2001, other than 1 lease as a result of a joint venture agreement, and 3 as a result of new Netspace or management contracts. We expect to open 6 (excluding franchised centers) new centers in 2003.

      We continue to undertake renegotiations of the rental costs under our leases wherever commercially possible. We have had some success in this strategy, particularly in the Netherlands and Germany, where we expect to make cash savings of approximately $90 million (on an annualized basis) on total rental costs existing prior to these negotiations. In addition, we have to date, through intensive negotiations in our Chapter 11 proceedings in the US, reduced total rental costs by $44.3 million (on an annualised basis). We believe that, if we can confirm a Plan of Reorganization, we will have reduced our total rental obligations by $133.5 million over the next 3 years.

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

     HQ filed for bankruptcy reorganization under Chapter 11 of the Bankruptcy Code on March 13, 2002. HQ recently filed its proposed plan of reorganization and disclosure statement.

     Regional Serviced Office Competitors

     Two companies have established a large international presence in a single region. Servcorp operates business centers in 33 cities principally in Australia and the rest of the Asia Pacific region. Servcorp believes it is the market leader in Australia, Japan, Singapore, Thailand, Malaysia and New Zealand. Ihr Buro operates business centers mainly in Europe.

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

     ORGANIZATIONAL STRUCTURE

     Regus plc is the holding company for a number of undertakings which are our operating companies. The following is a list of our undertakings as at May 31, 2003.

                                                                     % of equity
                                                Jurisdiction of          and
Company                                         Incorporation         votes held
-------                                         -------------       ------------
Regus Business Centre SA                        Argentina                   100
Regus Centres Pty Ltd                           Australia                   100
Regus Business Centre GmbH                      Austria                     100
Skyport Bruxelles NV                            Belgium                     100
Regus Business Centre SA                        Belgium                     100
Regus Belgium NV                                Belgium                     100
Regus do Brasil Ltda                            Brazil                      100
Regus Business Centre Ltd                       Canada                      100
Regus Business Centres Canada LP +++            Canada                       60
Regus Business Centre Chile Ltda                Chile                       100
Regus Business Service Co Ltd                   China                        95
Regus Business Services (Shanghai) Ltd          China                       100
Regus Colombia Ltda                             Colombia                    100
Regus Business Centre sro                       Czech Republic              100
Regus Copenhagen ApS                            Denmark                     100
Regus Business Centre (Egypt)                   Egypt                       100
Host Regus Ltd                                  England                     100
Regus Business Centres (Holdings) Ltd           England                     100
Regus Business Centre Trading Ltd +             England                     100
Regus Business Centres (UK) Ltd#                England                      42
Regus City Ltd#                                 England                      42
Regus Management Limited                        England                     100
Regus (UK) Limited#                             England                      42
Regus Holdings (UK) Ltd#                        England                      42
Regus (Manchester) Ltd#                         England                      42
Regus Business Services Ltd#                    England                      42
Regus Investments Ltd*                          England                     100
Park Business Centres Ltd +++#                  England                      21
Regus Investments Ltd                           England                     100
Regus Finland Oy                                Finland                     100
Regus Paris SA                                  France                      100
Regus Roissy SA                                 France                      100
Regus Business Centres GmbH                     Germany                     100
Regus GmbH & Co KG                              Germany                     100

                                                                     % of equity
                                                Jurisdiction of          and
Company                                         Incorporation         votes held
-------                                         -------------       ------------
RBC Deutschland GmbH                            Germany                     100
Regus Hellas SA                                 Greece                      100
Regus Business Centre Ltd                       Hong Kong                   100
Regus Central Europe Trading and Servicing Ltd  Hungary                     100
Regus Kft                                       Hungary                     100
Europa Business Centre Ltd                      Ireland                     100
Regus Ireland Ltd                               Ireland                     100
Regus Finance                                   Ireland                     100
Regus Franchise International Limited           Ireland                     100
Regus Business Centres Ltd                      Israel                      100
Regus Business Centre Srl                       Italy                       100
Regus Business Centre Italia SpA +++            Italy                        65
Regus Japan KK                                  Japan                       100
Regus Korea Limited                             Korea                       100
SIA Regus Business Centre                       Latvia                      100
Regus Luxembourg SA                             Luxembourg                  100
Regus Centres Sdn Bhd                           Malaysia                    100
Regus Business Centre SA de CV                  Mexico                      100
Regus Services SA de CV                         Mexico                      100
Regus Maroc SARL                                Morocco                     100
Regus Amsterdam BV                              Netherlands                 100
Skyport International BV                        Netherlands                 100
Regus Business Centre BV                        Netherlands                 100
Regus International Holdings BV ++              Netherlands                  60
Satellite Business Centre Schiphol BV           Netherlands                 100
Skyport Business Services BV                    Netherlands                 100
Regus Business Services Ltd                     Northern Ireland            100
Regus Business Centre Oslo AS                   Norway                      100
Regus Business Centre (Panama) SA               Panama                      100
Regus Business Centre (Peru) SA                 Peru                        100
Regus Centres Inc                               Philippines                 100
Regus Business Centre SP zoo                    Poland                      100
Regus Business Centre Ltda                      Portugal                    100
Regus Business Centre (Romania) SRL             Romania                     100
LLC Regus Business Centre                       Russia                      100
Regus Centres Pte Ltd                           Singapore                   100
Regus Business Services Marina Pte Ltd          Singapore                   100
Regus Singapore Business Centre Pte Ltd         Singapore                   100
Regus Business Centre Bratislava sro            Slovakia                    100
Regus Business Centre SA                        Spain                       100
Business Centre Gothenburg AB                   Sweden                      100
Business Centre Stockholm AB                    Sweden                      100
Regus Business Centre (S) SA                    Switzerland                 100
Regus Business Centre (Tanzania) Ltd            Tanzania                    100
Regus Centre (Thailand) Ltd                     Thailand                    100
Regus Tunisie SARL                              Tunisia                     100
Regus Is Merkezi Isletmeciligi Ltd Sirketi      Turkey                      100
Regus Business Centres (Ukraine)                Ukraine                     100
Regus Business Centre Corp                      USA                         100
Regus Crescent Business Centres LLC +++         USA                          50
Regus Duke-Weeks Business Centres LLC +++       USA                          50
Regus Equity Business Centres LLC +++           USA                          50
Stratis Business Centers, Inc                   USA                         100
Regus Venezuela C.A.                            Venezuela                   100
Regus Centre (Vietnam) Ltd                      Vietnam                     100

* Regus plc owns these subsidiaries directly.

+   Our Azerbaijan business operates as a branch of this company.
++  Our South Africa business operates as a branch of this company.
+++ Joint ventures.
# Alchemy Partners owns the balance of shareholdings in these companies (purchased as part of the sale of the UK business - see "Item 4 . Information on the company - History and development of Regus Plc.")

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

     Notwithstanding the difficulty in negotiating reductions in rent on conventional leases, we have undertaken a large number of renegotiations of lease terms. To date, through intensive negotiations in the Chapter 11 Cases, we have reduced total rental costs in the US by $44.3 million (on an annualised basis). Regus Business Centre Corp currently believes that if it can confirm a plan of reorganization, it will have reduced its total rental obligations by $133.5 million over the next 3 years. In addition to these reductions in the US, these renegotiations have been most successful in the Netherlands and Germany, where we have seen a reduction in rent of approximately (euro)5.7 million (on an annualized basis) since June 2002.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECT

     OPERATING RESULTS

     The following discussion of our financial condition and results of operation should be read in conjunction with the consolidated financial statements and notes, included elsewhere in this document. Our consolidated financial statement are prepared in accordance with UK GAAP which differs from US GAAP as discussed in note 29 to the consolidated financial statements. This discussion contains forward looking statements based upon current expectations which involve risks and uncertainties. Actual results and timing of events may differ significantly from those projected in these forward looking statements due to a number of factors, including those set forth on page 9 of this document in the section headed "Risk Factors" and elsewhere in this document.

     It should be noted that the Chapter 11 Cases may have a significant impact on operating results for the period commencing after the Petition Date. At this time, it is not possible to predict accurately the effect of the Chapter 11 reorganization process on the Debtors' operating results or when, or if, they may emerge from Chapter 11. The Debtors' future results depend on the timely and successful confirmation and implementation of a plan of reorganization.

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

     The following table sets forth, for the periods indicated, the number of our centers, workstations, countries in which we have centers and employees.

                                             Year ended December 31,
                                   ---------------------------------------------
                                     2000             2001             2002
                                   ------------   --------------    ------------
Centers(1)......................      335(2)           411(3)          407(4)
Workstations(5).................      50,333           76,540          87,494
Countries.......................          48               50              50
Employees(6)....................       2,101            2,656           2,286

(1) At period end. Including closed centers through the periods up to closure.

(2) Includes 3 centers closed and 17 centers expanded during 2000.

(3) Includes 11 centers closed and 23 centers expanded during 2001.

(4) Includes 22 centers closed during 2002.

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


                                         Year ended December 31,
                              -----------------------------------------------
                                 2000              2001               2002
                              ----------        ----------         ----------
                                   %                 %                  %
Established centers..........     83                69                 61
New centers..................     60                40                 47

     The weighted average occupancy of our established centers decreased in 2001 and 2002 as a result of the sharp economic downturn in the US at the start of the year which subsequently deepened and spread to other markets during the year.

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

     Currency fluctuations

     As we conducted business in 50 countries as at December 31, 2002, a substantial portion of our revenue and costs is derived from countries outside the UK and therefore in currencies other than pounds sterling. In 2002, approximately 61% of our revenue was denominated in currencies other than pounds sterling. For a more detailed description of our exposure to currency fluctuations, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk--Foreign Currency Exchange Rate Risk".

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

     Our revenue is largely dependent upon the number of workstations (as defined above), the price per workstation paid by our customers, occupancy rates and any additional services used by our customers. Our prices are subject to any regional differences as described under "--Geographic Region".

     The principal cost of sales is the leasing of the property. We lease office space either through conventional leases or turnover leases. The rent payable by us on turnover leases is wholly or partially conditional on the profitability of the center. For a description of turnover and part-turnover leases, see "Item 4. Information on the Company -- Properties". For turnover leases, we estimate the likely base rent payable based on performance in the period up to the first break point in the lease for the tenant and, for accounting purposes, this estimated base rent is spread on a straight line basis over that period. Any subsequent changes in estimates are spread over the remaining period to the same break point in the lease. In the case of full turnover leases, rent is due and payable based upon the profitability of the center. The lease specifies a base rent, which is due and payable once a cumulative operating surplus has been achieved. In the case of partial turnover leases, the specified base rent is due and payable on a guaranteed basis, with the remainder due and payable once a cumulative surplus has been achieved. Amounts payable in respect of profit shares are accrued once a sufficient net surplus has been made which would result in a profit share being paid. Any incentives or rent free periods on conventional leases and the conventional element of part-turnover leases are spread on a straight line basis over the period to the first market rent review or first break point in the lease, whichever is shorter, so that the amounts charged to the income statement are the same each year over that period. Of the total rent expense for the year ended December 31, 2000, 2001 and 2002 of (pound)125.1 million, (pound)187.1 million and (pound)194.7 million, respectively, the profit share element was (pound)6,434,000, (pound)5,612,000 and

(pound)1,138,000 respectively. The decrease of the profit share element from 2000 to 2002 is due to the adverse economic conditions.

     We continue to undertake renegotiations of the rental costs under our leases wherever commercially possible. We have had some success in this strategy, particularly in the Netherlands and Germany, where we expect to make cash savings of approximately $90 million (on an annualized basis) on total rental costs existing prior to these negotiations. In addition, we have to date, through intensive negotiations in our Chapter 11 proceedings in the US, reduced total rental costs by $44.3 million (on an annualised basis). We believe that, if we can confirm a Plan of Reorganization, we will have reduced our total rental obligations by $133.5 million over the next 3 years.

     In December 2002 the Group disposed of a 58% in the UK business and retained a 42% interest. In future, the Group will account for the business as an associated undertaking and therefore recognise its share of the operating profit of the UK business in the profit and loss account for the year.

     Gross loss (center contribution)

     Our gross loss is our center contribution after sales and marketing costs and regional and central overheads. Sales and marketing costs are closely related to the aggregate number of centers and, in part, to the opening of new centers. Regional and central overheads include salary and other compensation costs from our corporate headquarters in the UK, our regional office network and employees sent temporarily to open new centers.

     Total gross loss for the year was (pound)34,707,000 compared to a profit of (pound)39,891,000 in the prior year. Total gross loss is after exceptional cost of sales of (pound)56,972,000 (2001: (pound)37,955,000) being onerous lease charges, closure costs, restructuring costs and asset impairments. Gross profit before exceptional items was (pound)22,265,000 in 2002 (pound)77,846,000 in 2001. We present cost of sales before exceptional items because we believe this presentation provides readers with a useful view of our gross profit by isolating certain charges and describing our performance without them.

     2002 financial year compared to 2001 financial year

     The following table sets forth, for the periods indicated, our revenue, gross profit before exceptionals and workstations (i.e. weighted average number of available workstations) by geographic region and by established centers vs new centers.

                                                        Year ended December 31,
                     ---------------------------------------------------------------------------------------------
                                         2001                                             2002
                     ---------------------------------------------    --------------------------------------------
                                   Gross Profit                                     Gross Profit
                                      (Center                                         (Center
                       Revenue     Contribution)      Workstations     Revenue      Contribution)     Workstations
                     -----------  ----------------  --------------    ----------   ---------------  --------------
                                                 (in (pound) millions except workstations)
    UK & Ireland...       213.6            59.4           25,471        173.3              30.5             26,912
    Rest of Europe.       151.9            24.9           26.262        140.1               8.9             30,807
    Americas.......       113.7           (10.0)          21,285         91.7             (19.7)            23,898
    Rest of World..        33.4             3.5            5,473         30.5               2.6              5,877
                     -----------  ----------------  --------------    ----------   ---------------  --------------
    Total..........       512.6            77.8           78,491        435.6              22.3             87,494
                     -----------  ----------------  --------------    ----------   ---------------  --------------
    Established
    centers........       410.8           103.1           53.693        408.1              29.9             80,469
    New centers....       101.8           (25.3)          24,798         27.5              (7.6)             7,025
                     -----------  ----------------  --------------    ----------   ---------------  --------------
    Total..........       512.6            77.8           78,491        435.6              22.3             87,494
                     -----------  ----------------  --------------    ----------   ---------------  --------------

     Revenue

     Revenue on a global basis decreased 15% to (pound)435.6 million (2001:(pound)512.6 million), with weighted average workstations increasing 11% to 87,494 (2001: 78,491). As a result, total revenue per available workstation ("REVPAW") decreased 24% to (pound)4,979 (2001: (pound)6,531). Average occupied workstations increased during 2002 ending the year up 15% to 52,659 (2001:
45,986).

      Revenue from established centers decreased slightly to (pound)408.1 million in 2002 from (pound)410.8 million in 2001 and weighted average workstations in our established centers increased 50% to 80,469 in 2002 from 53,693 in 2001. REVPAW in established centers decreased by 34% to (pound)5,072 (2001: (pound)7,650). Revenue from new centers decreased 73% to (pound)27.5 million and workstations in new centers decreased 72% to 7,025 in 2002 from 24,798 in 2001. REVPAW in our new centers decreased 5% to (pound)3,914 in 2002 from (pound)4,105 in 2001.

      Revenue in the UK and Ireland decreased 19% to (pound)173.3 million (2001:
(pound)213.6 million), with workstations increasing 14% to 26,912. REVPAW decreased to (pound)6,440 (2001: (pound)8,386). In 2001, we opened 3 new centers, plus one managed center and 2 centers were closed.

     Revenue in the rest of Europe decreased 8% to (pound)140.1 million (2001:
(pound)151.9 million), with workstations increasing 17% to 30,807 in 2002. In 2002, we opened 6 centers in the Rest of Europe, plus a franchise and closed 11.

     Revenue in the Americas decreased 24% to (pound)91.7 million in 2002 from (pound)113.7 million in 2001 with workstations increasing 12% to 23,898 in 2002. In 2002, we opened 2 new centers in the Americas, plus one in a joint venture, 5 centers were closed.

     Revenue in the Rest of World decreased 9% to (pound)30.5 million in 2002 from (pound)33.4 million in 2001, with workstations increasing 8% to 5,877. In 2002, we opened one center and one franchise, three centers were closed.

     Gross loss (Center Contribution) before exceptional items

      Center contribution before exceptional items, on a global basis decreased 71% to (pound)22.3 million (2001: (pound)77.8 million).

      Center contribution before exceptional items from established centers decreased 71% to (pound)29.9 million in 2002. The contribution margin (contribution as a percentage of revenue) from established centers fell from 25% to 7% between 2001 and 2002. Contribution from new centers increased to negative (pound)7.6 million in 2002 from negative (pound)25.3 million in 2001.

      Center contribution in the UK and Ireland decreased to (pound)30.5 million (2001: (pound)59.4 million). Contribution margin in the UK and Ireland decreased to 18% (2000: 28%).

      Center contribution in the rest of Europe decreased 64% to (pound)8.9 million, with contribution margin decreasing to 6% (2001: 16%).

      Contribution in the Americas decreased to a loss of (pound)19.7 million (2001: loss of (pound)10 million). This decrease was as a result of the significant economic downturn in the region during 2001 and 2002.

      A contribution of (pound)2.6 million was recorded in the Rest of the World for 2002 decreasing from a contribution in 2001 of (pound)3.5 million.

     Administrative Expenses

     Total administration expenses for the year were (pound)96,172,000 in 2002 and (pound)143,846,000 in 2001. These costs include an exceptional charge of (pound)35,096,000 in 2002 and (pound)52,591,000 in 2001, which largely represent onerous lease charges, closure and restructuring costs, a write off of goodwill and a receipt under the business interruption insurance cover. Administration costs, before exceptional items, was (pound)61,076,000 for 2002 and (pound)91,256,000 for 2001. We believe administration costs before exceptional items give the reader a better view of our ongoing administration costs.

     The following table sets forth, for the periods indicated, our administrative expenses before exceptional items.

                                                       Year ended December 31,
                                                      --------------------------
                                                         2001              2002
                                                      -------          ---------
                                                         (in (pound) millions)
Sales and marketing costs.........................       48.2               33.8
Regional and central overheads....................       43.1               27.3
                                                      -------           --------
Total administrative expenses.....................       91.3               61.1


Total administrative expenses before exceptional items decreased 33% to (pound)61.1 million in 2002. Administrative expenses before exceptional items also fell as a percentage of revenue decreasing from 18% in 2001 to 14% in 2002. Sales and marketing costs decreased 30% to (pound)33.8 million in 2002 (or 55% of administrative expenses) from (pound)48.2 million in 2001 (or 53% of administrative expenses). Regional and central overheads decreased 37% to (pound)27.3 million in 2002 (or 45% of administrative expenses) from (pound)43.1 million in 2001 (or 47% of total administrative expenses).

     2001 financial year compared to 2000 financial year

     The following table sets forth, for the periods indicated, our revenue, center contribution before exceptionals and workstations (i.e., weighted average number of available workstations) by geographic region and established centers versus new centers.

                                                        Year ended December 31,
                     ---------------------------------------------------------------------------------------------
                                          2000                                             2001
                     ----------------------------------------------  ---------------------------------------------
                                   Gross Profit                                     Gross Profit
                                      (Center                                         (Center
                      Revenue      Contribution)    Workstations      Revenue       Contribution)     Workstations
                     --------     ----------------  ------------     --------      -------------    --------------
                                                   (in (pound) millions except workstations)
    UK & Ireland...     188.6              59.6           17,568        213.6               59.4            25,471
    Rest of Europe.     118.9              29.2           17,565        151.9               24.9            26,262
    Americas.......      86.5              13.9           10,900        113.7              (10.0)           21,285
    Rest of World..      27.1              (2.4)           4,300         33.4                3.5             5,473
                     --------     -------------     ------------     --------      -------------    --------------
    Total..........     421.1             100.3           50,333        512.6               77.8            78,491
                     --------     -------------     ------------     --------      -------------    --------------
    Established         293.6              92.3           30,941        410.8              103.1            53,693
    centers........
    New centers....     127.5               8.0           19,392        101.8              (25.3)           24,798
                     --------     -------------     ------------     --------      -------------    --------------
    Total..........     421.1             100.3           50,333        512.6               77.8            78,491
                     --------     -------------     ------------     --------      -------------    --------------


     Revenue

     Revenue on a global basis increased 22% to (pound)512.6 million (2000:
(pound)421.1 million), with weighted average workstations increasing 52% to 78,491 (2000: 50,333). As a result , total revenue per available workstation ("REVPAW") decreased 22% to (pound)6,531 (2000: (pound)8,366). In 2001, we opened 71 new centers and our first 16 franchise centers, expanded 23 existing centers and closed 11 centers.

     Revenue from established centers increased 40% to (pound)410.8 million in 2001 from (pound)293.6 million in 2000 and weighted average workstations in our established centers increased 68% to 53,693 in 2001 from 30,941 in 2000. REVPAW in established centers decreased by 17% to (pound)7,650 (2000: (pound)9,489), principally due to the increase in occupancy in 2001. Revenue from new centers decreased 20% to (pound)101.8 million while workstations in new centers increased 27% to 24,798 in 2001 from 19,392 in 2000. REVPAW in our new centers decreased to (pound)3,914 in 2001 from (pound)6,575 in 2000, primarily due to the drop in occupancy in the new centers to 40% in 2001 from 60% in 2000. Included in the revenues in 2001 is (pound)0.9 million (2000: (pound)nil) of franchise income, derived from royalties and franchise fees.

     Revenue in the UK and Ireland increased 13% to (pound)213.6 million (2000:
(pound)188.6 million), with workstations increasing 35% to 25,471. REVPAW decreased to (pound)9,080 (2000: (pound)10,736) principally due to the drop in occupancy during 2001. In 2001, we opened 13 new centers, one of which was part of a joint venture.

     Revenue in the rest of Europe increased 28% to (pound)151.9 million (2000:
(pound)118.9 million ), with workstations increasing 49% to 26,262 in 2001. In 2001 we opened 26 centers in the rest of Europe, including 7 in Benelux, 6 in France and 3 in both Germany and Italy.

     Revenue in the Americas increased 31% to (pound)113.7 million in 2001 from (pound)86.5 million in 2000 with workstations increasing 97% to 21,285 in 2001. In 2001, we opened 28 new centers in the Americas, including 21 in the US, 1 in Brazil and 2 in Mexico.

     Revenue in the rest of the world increased 23% to (pound)33.4 million in 2001 from (pound)27.1 million in 2000, with workstations increasing 26% to 5,473. In 2001, we opened 4 centers in Singapore, the Phillipines, Israel and for the first time a center in the Unite Arab Emirates.

Gross profit (Center Contribution) before exceptional items

     Center contribution on a global basis decreased 22% to (pound)77.8 million (2000: (pound)100.3 million). This decrease reflects the increasing trend towards price discounted longer term contracts with the average contract increasing from 6.5 months in 2000 to 11.1 months in 2001.

     Contribution from established centers increased 12% to (pound)103.1 million, primarily as a result of the 68% increase in workstations to 51,932. The contribution margin (contribution as a percentage of revenue) from established centers fell by 6% to 25% between 2000 and 2001. Contribution from new centers decreased to a negative (pound)25.3 million in 2001 from a positive (pound)8.0 million in 2000.

     Center contribution in the UK and Ireland remained constant at (pound)59.4 million (2000: (pound)59.6 million). Contribution margin in the UK and Ireland decreased to 28% (2000: 32%), primarily as a result of the increase in average contract length.

     Center contribution in mainland Europe decreased 15% to (pound)24.9 million, with contribution margin decreasing to 16% (2000: 25%). The decreases were principally due to the increase in average contract lengths.

         Contribution in the Americas decreased to a loss of (pound)10.0 million (2000: contribution of (pound)13.9 million). This decrease was a result of the significant economic downturn in the region during 2001.

         A contribution of (pound)3.5 million was recorded in the rest of the world for 2001 from a loss in 2000 of (pound)2.4 million. This was principally attributable to the maturing of existing centers.

     Administration Expenses before exceptional items

     The following table sets forth, for the periods indicated, our administrative expenses.

                                                      Year ended December 31,
                                                    ---------------------------
                                                        2000               2001
                                                    --------            -------
                                                       (in (pound) millions)
Sales and marketing costs....................           43.5               48.2
Regional and central overheads...............           43.3               43.1
                                                    --------            -------
Total administrative expenses................           86.8               91.3

     Total administrative expenses before exceptional items increased 5% to (pound)91.3 million in 2001. As a percentage of revenues, however, administrative expenses decreased from 21% in 2000 to 18% in 2001, reflecting increased efficiencies arising from the restructuring and our strategy of focusing on countries and markets in which we have existing centers. Sales and marketing costs increased 11% to (pound)48.2 million in 2001 (or 53% of total administrative expenses) from (pound)43.5 million in 2000 (or 50% of total administrative expenses). Regional and central overheads decreased 1% to (pound)43.1 million in 2001 (or 47% of total administrative expenses) from (pound)43.3 million in 2000 (or 50% of total administratvive expenses).

Profit/(loss) on the sale of group undertakings

     In December 2002, the Group sold a 58% interest in the UK business to Alchemy Partners, which gave rise to a profit on disposal of (pound)23.0 million. The Group retains a 42% interest in the UK business and will therefore equity account for its interest in subsequent years.

     In addition the Romanian business was sold during the year to a franchisee at a small loss of (pound)0.3 million.

Exceptional items

      Included in the results for 2002 are exceptional charges totalling (pound)92.1 million (2001: (pound)90.5 million). The exceptional charges fall into the following categories:

      Onerous Leases, related closure and restructuring costs ((pound)54.3 million) - Decisions have been taken to re-structure group subsidiaries, these costs include those relating to a chapter 11 filing in the US and the effects of recognising onerous leases throughout the Group. Under UKGAAP an onerous contract is defined as a contract in which the unavoidable costs of meeting the obligations under it exceed the economic benefits expected to be received under it. For Regus all Building Leases are regarded as long term contracts and in accordance with their Accounting Policies accounted for as Operating Leases. If it were not for the long term nature of our building leases and the severe cost penalties resulting from early termination Regus would plan an early withdrawal from any centers which are currently making losses or are expected to make losses for the foreseeable future. These leases are therefore deemed to be onerous under UKGAAP and a provision is required.

      Write-down of tangible assets ((pound)36.9 million) - The directors have determined that there has been a permanent impairment to the value of tangible assets in centers expected to trade at a loss or to be closed, in total or in part, before the end of the lease term.

      Impairment of acquisition goodwill ((pound)4.0 million) - The directors have determined that there has been further impairment to the goodwill arising from prior year acquisitions.

      Aborted business sales and mergers ((pound)0.7 million) - Professional fees incurred on possible business disposal mergers subsequently aborted.

      Business Interruption insurance receipt (-(pound)3.8 million) - Monies were received for the loss of a business center, following the tragic events of September 11th 2001.

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

     Reduction in workstation capacity ((pound)37.4 million) - We have has reviewed the prospects for each of our centers in the light of recent market conditions. We have decided to reduce capacity by 9,700 workstations, representing 11% of the total network. The exceptional charge includes costs associated with provisions for the onerous (i.e. loss making) element of our leasehold obligations and asset impairments.

     Write-down of investment in own shares ((pound)32.6 million) - As mentioned in the second quarter results, the Directors have determined that, in the circumstances, the carrying value of the investment in our own shares should be written down to 21p per share, which was the market value on September 30, 2001. This was offset by a writeback of (pound)8.8 million for the reduced cost of granting reward options.

     Write-down of software development assets ((pound)4.6 million) - The Directors have reviewed the estimated useful life of external development costs and determined to write off the remainder of these costs.

     Fees in respect of an aborted merger with HQ global workplaces ((pound)3.3 million) - These are costs associated with the aborted merger of Frontline Capital Group and HQ Global Workplaces.

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

     Operating loss

     The following table sets forth, for the periods indicated, our operating loss by geographic region.

                                                         Year ended December 31,
                                                         ----------------------
                                                           2001*           2002
                                                         ------          ------
                                                          (in (pound) millions)
UK & Ireland .........................................     44.3            18.0
Rest of Europe........................................     (8.3)          (39.5)
Americas .............................................    (67.9)          (86.2)
Rest of World ........................................     (2.7)           (3.3)
Other office costs ...................................    (74.9)          (25.4)
                                                         ------          ------
Total ................................................   (109.5)         (136.4)
                                                          ------          ------
*2001 figures have been restated to exclude internal management fees


     Our operating loss on a global basis was (pound)136.4 million in 2002, an increase from an operating loss of (pound)109.5 million in 2001. The loss for the year is principally due to the (pound)92.1 million exceptional item and a decrease of 71% in center contribution.


          The following table sets forth, for the periods indicated, our operating profit/(loss) by geographic region.

                                                         Year ended December 31,
                                                         -----------------------
                                                           2000            2001*
                                                         ------          -------
                                                          (in (pound) millions)
UK & Ireland..........................................     39.2            44.3
Rest of Europe........................................      6.7            (8.3)
Americas..............................................    (12.4)          (67.9)
Rest of World.........................................    (10.5)           (2.7)
Other office costs....................................    (20.1)          (74.8)
                                                         ------          -------
Total.................................................      2.9          (109.5)
                                                         ------          -------

*2001 figures have been restated to exclude internal management fees


         Our operating loss on a global basis was (pound)109.5 million in 2001, a decrease from an operating profit of (pound)2.9 million in 2000. The loss for the year is principally due to the (pound)90.5 million exceptional item and a decrease of 22% in center contribution.

     Net interest payable

     The following table sets forth, for the periods indicated, our net interest payable.

                                                         Year ended December 31,
                                                         -----------------------
                                                           2001            2002
                                                         ------          -------
                                                          (in (pound) millions)
Interest expense on overdrafts and loans..............      0.8             4.5
Interest expense on finance leases....................      3.3             2.7
Interest income........................................    (3.9)           (1.9)
Share of joint venture net interest payable...........      0.3             0.1
                                                         ------          -------
Net interest payable                                        0.5             5.4
                                                         ------          -------

     The increase in interest payable was due primarily to the (pound)3.5 million interest paid on Regus' (pound)40 million convertible bond issued in December 2001 and which was fully repaid during 2002. In addition there was a reduced level of interest received as cash balances fell steadily throughout the year.

The following table sets forth, for the periods indicated, our net interest payable.

                                                         Year ended December 31,
                                                         -----------------------
                                                           2000            2001
                                                         ------         --------
                                                          (in (pound) millions)
Interest expense on overdrafts and loans..............      7.7             0.8
Interest expense on finance leases....................      2.9             3.3
Interest income.......................................     (3.9)           (3.9)
Share of joint venture net interest payable...........      0.1             0.3
                                                         ------          -------
Net interest payable                                        6.8             0.5
                                                         ------          -------

     Interest payable decreased substantially in 2001 compared to 2000 primarily due to the interest payable on our (pound)100 million senior secured multi-currency secured loan facility which was repaid from the proceeds of our initial public offering in October 2000.

     Tax on loss on ordinary activities

     The following table sets forth, for the periods indicated, our tax on loss on ordinary activities.

                                                         Year ended December 31,
                                                         -----------------------
                                                           2001            2002
                                                         -------         -------
                                                           (in (pound) millions)
UK tax................................................      5.6             5.8
UK tax under provided in prior years                          -             0.2
Overseas tax..........................................      4.4             0.8
Overseas tax  under provided in prior years                   -             0.2
Origination and reversal of timing differences              0.1            (1.5)
                                                         -------         ------
Tax on loss on ordinary activities....................     10.1             5.5
                                                         ------          ------

     Despite Regus' overall loss making position in 2001 and 2002, Regus provided for tax liabilities in both periods, primarily because tax liabilities arose on profits arising in the UK, Ireland and several continental European countries. These taxable profits could not be offset by tax losses in all other countries where Regus operates. The majority of Regus' operating companies have tax losses available to carry forward against future profits. In some countries, there are time restrictions on the carry forward of such losses. The Group adopted the UK Financial Reporting Standard FRS 19 (Deferred Tax) with effect from January 1, 2002. The impact of FRS 19 on the financial position of the Group at 31 December 2001 was deemed not material and so no adjustment was made to the balance sheet at that date. The impact on the tax charge for 2002 was just (pound)0.1 million.

     The following table sets forth, for the periods indicated, our tax on loss on ordinary activities.

                                                         Year ended December 31,
                                                         -----------------------
                                                           2000            2001
                                                         ------          -------
                                                         (in (pound) millions)
UK tax................................................      5.2             5.7
Overseas tax..........................................      4.7             4.4
                                                         ------          ------
Tax on loss on ordinary activities....................      9.9            10.1
                                                         ------          ------

     Despite our overall loss making position during each of the last three years, we have provided for tax liabilities in all three periods, primarily because tax liabilities arose on profits arising in the UK, Ireland and several other continental European countries. However, these taxable profits could not be offset by tax losses in all other countries where we operate. The majority of our operating companies have tax losses available to carry forward against future profits. In some countries, there are time restrictions on the carry forward of such losses. We adopted the UK Financial Reporting Standard FRS 19 (Deferred Tax) with effect from January 1, 2002.

Recently Issued Accounting Announcements

US GAAP

SFAS 143

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

SFAS 145

In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which will be adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 will not have a material impact on the consolidated financial statements.

SFAS 146

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 supersedes Emerging Issues Task Force No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring. SFAS No.146 eliminates the provisions of EITF 94-3 that required a liability to be recognized for certain exit or disposal activities at the date an entity committed to an exit plan. SFAS No. 146 requires a liability for costs associated with an exit or disposal activity to be recognized when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect the adoption of SFAS 146 to have a material impact on our results of operations or financial position.

SFAS 148

In December 2002 the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 123 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 permits two additional transition methods for entities that adopt the preferable method of accounting for stock-based employee compensation. Both of those methods avoid the ramp-up effect arising from prospective application of the fair value based method. In addition, to address concerns raised by some constituents about the lack of comparability caused by multiple transition methods, this Statement does not permit the use of the original Statement 123 prospective method of transition for changes to the fair value based method made in fiscal years beginning after December 15, 2003. In the absence of a single accounting method for stock-based employee compensation, SFAS No. 148 requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value based method of accounting.

SFAS 149

In April 2003 the FASB issued SFAS No. 149 "Amendment of FASB Statement No. 133" on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No.133, "Accounting for Derivative instruments and Hedging Activities". The Statement is generally effective for contracts entered or modified after June 30, 2003 and is not expected to have a material impact on our financial position or results of operations.

SFAS 150

On May 15, 2003, the FASB issued SFAS No.150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" which requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations of the issuer. The Statement is generally effective for instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company is evaluating the impact on our financial position or results of operations.

US GAAP Reconciliation

     Under US GAAP, net losses for the years ended December 31, 2000, 2001 and 2002 would have been (pound)16.8 million, (pound)51.5 million and (pound)105.3 million, respectively. Total shareholders' funds as of December 31, 2000, 2001 and 2002 would have been (pound)169 million, (pound)119 million and (pound)21 million, respectively. The principal differences between UK and US GAAP applicable to our consolidated financial statements relate to compensation expense associated with share options, the treatment of our shares held by the employee share trust, deferred taxes, including those arising from US GAAP adjustments, the deferral of the one-off franchise fees and the provision for onerous lease commitments. The effect of these differences and other items identified have been discussed in the notes to the consolidated financial statements along with reconcilations of retained loss and total shareholders' funds (deficit) under UK GAAP to similar measures under US GAAP. See note 29 to the consolidated financial statements.

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

Basis of preparation

     The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom and the United States applicable to a going concern. Except as otherwise disclosed, these principles assume that assets will be realized and liabilities will be discharged in the ordinary course of business. The Company is currently operating as a debtor in possession under Chapter 11 of the Bankruptcy Code and its continuation as a going concern is contingent upon, among other things, its ability to gain approval of the plan of reorganization by the requisite parties under the Bankruptcy Code and be confirmed by the Bankruptcy Court, comply with the DIP Credit Agreement, return to profitability, generate sufficient cash flows from operations and obtain financing sources to meet future obligations. There is no assurance that the Group will be able to achieve any of these results. The Group's consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of these uncertainties.

Group onerous lease obligations

In accordance with UK GAAP (FRS12), we made a provision for potential future losses arising from onerous (ie. loss making) leases in 2001 and 2002. Following a review of our entire property portfolio, we made provisions of (pound)37.4 million and (pound)54.2 million, respectively. Under UKGAAP an onerous contract is defined as a contract in which the unavoidable costs of meeting the obligations under it exceed the economic benefits expected to be received under it. For Regus all building leases are regarded as long term contracts and in accordance with their accounting policies accounted for as operating leases If it were not for the long term nature of our building leases and the severe cost penalties resulting from early termination Regus would plan an early withdrawal from any centers which are currently making losses or are expected to make losses for the foreseeable future. These leases are therefore deemed to be onerous under UKGAAP and a provision is required. The onerous lease provision has been calculated as amounts agreed with US landlords and estimated losses up to the next break point of the lease.

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

Investment in Regus Employee Trust

     During 1999, we established the Regus Employee Trust. The Regus Employee Trust provides for the issue of options and the payment of bonuses to our employees (including directors) at the discretion of the company. At December 31, 2002 the Regus Employee Trust held 18,120,670 shares in Regus plc. Subsequently, the trustees have sold 12,000,000 of these shares, so that at June 21, 2003, the Regus Employee Trust held 6,120,670 shares.

     During 2001, the directors determined that, in the circumstances, the carrying value of the investments in own shares should be written down to 21p a share which was the market value at September 30, 2001.

The investment in own shares have not been revalued for any subsequent increases in market value since September 30, 2001. On May 31, 2003, the market value of shares was 36p per share.

     LIQUIDITY AND CAPITAL RESOURCES

Liquidity

     There are significant uncertainties about the Group's ability to continue as a going concern. Our liquidity requirements arise primarily from the need to fund our lease commitments for our centers and capital expenditures for the fit-out of new centers and the refurbishment of older established centers. To date, these requirements have been funded largely through cash flow from operations, the (pound)40 million convertible bond issued December 2001, bank borrowings and equity funding from our existing shareholders. Albeit at much lower levels to previous years, we continue to incur additional property leasing costs and capital expenditures in order to maintain and improve the quality of our centers. Management believes that the large majority of these requirements will be met by cash flow from operations.

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

     The following table sets forth, for the periods indicated, information about our cash flows under US GAAP.

                                                                Year ended December 31,
                                                           2000              2001           2002
                                                                      (US GAAP)
                                                                   (in (pound) millions)
Cash and cash equivalents at beginning of year....         50.1             128.9           85.5
Cash from operating activities....................        108.7              38.0         (17.7)
Cash used in investing activities.................      (109.3)           (104.6)          (4.3)
Cash from financing activities....................         68.4              24.3         (33.7)
Effect of exchange rate changes on cash...........          1.5             (1.1)            0.1
Other non-cash movement...........................          9.5                 -              -
                                                        -------          --------         ------
Cash and cash equivalents at end of year..........        128.9              85.5           29.9
                                                        -------          --------         ------

     Cash used in operating activities was (pound)17.7 million in 2002 compared to cash generated of (pound)38.0 million in 2001 and (pound)108.7 million in 2000. Cash from operating activities has deteriorated since 2000, primarily due to the impact on operating profit (before depreciation and asset impairment) of lower sales prices resulting from the global economic downturn. The cash element of operating profit (before amortisation and asset impairment) was a negative (pound)33.8 million in 2002 compared to a positive (pound)44.4 million in 2000.A steady reduction in the level of our creditors (known as accounts payable under US terminology), down by (pound)164.9 million, has also adversely impacted our operating cash flow. This is in part offset by a decrease in debtors (known as accounts receivable under US terminology) of (pound)83.3 million.

Cash used in investing activities, including principally capital expenditure but also financial investments, acquisitions and disposals, decreased significantly to just (pound)4.3 million in 2002 from (pound)104.6 million in 2001 and (pound)109.3 million in 2000. This was the result of a corporate decision to stop new center openings and other related capital expenditure.

Cash incurred on financing activities was (pound)33.7 million in 2002 primarily as a result of repayment of the (pound)40 million convertible bond issued in 2001. This compared to cash generated of (pound)24.3 million in 2001, including the proceeds from the convertible bond, and (pound)68.4 million in 2000. In 2000 (pound)116.3 million was paid in respect of a loan received in 1999 and (pound)235.8 million was received from the initial public offering after issue costs of (pound)18.0 million. The decrease in cash from financing activities in 2002 and 2001 was principally because no capital was raised through the issuance of shares during the year (2000: (pound)235.8 million).

     The sum of cash and cash equivalents for any period does not include any reduction for the cash that is collateralized to match bank guarantees. See "- Capital Resources".

     The Regus Group has sold a 58.0% interest in its UK business to Alchemy partners ("Alchemy"). Alchemy subscribed (pound)16.3 million for new shares and paid Regus (pound)25.6 million for existing shares in the UK business. At the same time, Regus repaid a (pound)10.5 million loan from the UK business, leaving the Regus Group with net cash from the transaction of (pound)15.1 million. In addition, deferred consideration is receivable by Regus in two tranches: the first tranche of up to (pound)10 million is dependant upon the EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation) for the year ended 31 December 2002 and net current liabilities and net cash at 31 December 2002 of the UK business meeting certain perameters; and a second tranche equivalent to 70% of the amount by which EBITDA for the year ended 31 December 2003 exceeds (pound)29 million. Regus is also entitled to receive 42% of any dividends declared by the UK business.

     In July 2003 Regus received (pound)10 million in connection with the first tranche of deferred consideration from the sale detailed above.

     Save for this transaction, we were expecting to incur a working capital funding shortfall in late December, estimated to be approximately (pound)6.0 million at the Group level, principally due to our US subsidiary, which for 2002 was averaging approximately (pound)2.0 million EBITDA loss per month, and forthcoming quarterly payments of approximately (pound)18.5 million payable at the end of December 2002.

     We did not have any overdraft or debt facilities with which to bridge this funding shortfall. Despite efforts to arrange a short-term debt solution, none of the banks and other potential lenders approached were prepared to make available the facility required.

     Having considered the options available and given the position set out above, we considered that the only option was the sale of 58.0% of our UK business for the consideration as detailed above

     The following tables illustrate the commitments for future expenditure as at:

                                                               31 Dec 2002       31 Dec 2001
                                                               (pound)'000       (pound)'000
      Contracts placed for future capital expenditure not
      provided in the financial statements                             925             5,246


                                                                31 Dec 2002      31 Dec 2001
                                                                      Total            Total
                                                               (pound) '000     (pound) '000
      Minimum future lease payments under
         non-cancellable operating leases:
      Amounts due within one year                                   152,705          221,354
      Amounts due between one and two years                         146,038          217,154
      Amounts due between two and three years                       138,232          202,742
      Amounts due between three and four years                      117,317          189,295
      Amounts due between four and five years                        98,014          171,033
      Amounts due after five years                                  243,823          748,401
                                                               ------------     ------------
                                                                    896,129        1,749,979
                                                               ============     ============

          The Group has bank guarantees and letters of credit held with certain banks totaling (pound)26,134,000 (December 2001: (pound)28,358,000),
          The Company also acts as a guarantor for certain obligations of other subsidiary entities. At 31 December 2002 the Group had received a number of claims principally from landlords relating to the terms of building leases. Where appropriate the directors have made provisions.


     Capital Resources

Significant sources of financing during the periods under discussion included the following items:

     o Taking into account the uncertain economic outlook for the global economy in 2002, we decided to strengthen our financial position by issuing (pound)40 million of five per cent non-convertible bonds in December 2001. In February 2002, following an extraordinary general meeting, the bonds were exchanged for (pound)40 million of five per cent unsecured senior convertible debentures. The convertible debentures were fully repaid in cash in ten equal instalments from March 2002 to December 2002. Holders of the convertible debentures also received warrants in over 5 million ordinary shares with an exercise price of five pence per share. Any remaining unexercised warrants will lapse three years after issue. To date (June 21, 2003), 2,500,000 remain unexercised.

     o In October 2000, we and certain selling shareholders offered and sold 128,829,075 of our shares, nominal value 5p per share, and ADSs, each ADS representing five shares, at a public offering price of (pound)2.60 per share and $18.79 per ADS. We received net proceeds of $353.1 million after deducting the underwriting discount and actual offering expenses paid by us of $26.8 million.

     As of December 31, 2002, we had total cash at bank of (pound)58.6 million, short-term bank loans of (pound)4.1 million and a long-term loan from our UK associate company of (pound)5.0 million. Our total cash at bank included cash deposits of (pound)2.6 million collateralising bank loans and a further (pound)28.4 million of deposits held by banks as security for the issuance of bank guarantees to support lease commitments by Regus companies. We earn interest on these deposits but we cannot use the fund for any other purpose.

     In the five months ended May 31, 2003, revenues have remained flat. We have been successful in terminating a number of property leases both in conjunction with Chapter 11 proceedings in the US and by negotiation in select markets in Europe. We are continuing with our policy of restricting new center openings to managed centers and franchises, thereby minimising capital expenditure.

     In July 2003, we announced that we had received (pound)10 million in connection with the first deferred consideration payment following the sale of 58% of our UK business. These funds will be used in general operations and may, in part, be used to fund an $18 million Debtor-In-Possession facility granted by Regus Management Ltd to our US subsidiary. Under the terms of a Debtor-In-Possession facility, the lender receives preferred status in the event of a subsequent liquidation.

     PROSPECTS

     As described previously, the Chapter 11 Cases could have a significant impact on our future prospects. The filing for bankruptcy protection by the Debtors is a risk factor with respect to the continued operation of our business and the value of the equity of the Company. While the goal of the Chapter 11 Cases is the confirmation of a plan of reorganization with respect to each Debtor that enables such Debtor to emerge as a going concern, there is no guaranty that such reorganization efforts will be successful or that the Debtors will be able to confirm a plan of reorganization. Additionally, any confirmed plan of reorganization will determine the rights and claims of various creditors and security holders and may compromise and/or otherwise discharge certain of the existing obligations of each of the Debtors. No assurance can be given as to what values, if any, will be ascribed in the bankruptcy proceedings to each of these constituencies, and it is possible that the equity of each of the Debtor entities, including the Company, will be restructured in a manner that may dilute the interests of current holders of such equities or reduce substantially or eliminate any remaining value of such equities.

     Moreover, if a plan of reorganization cannot be agreed or is otherwise not confirmed by the Bankruptcy Court, the Chapter 11 Cases, of Regus Business Centre Corp and Stratis Business Centers, Inc. may be converted into Chapter 7 bankruptcy cases in which a trustee would be appointed to investigate and liquidate those Debtors' assets for distribution to creditors in accordance with the priorities established by the Bankruptcy Code. Further, in this event, the Chapter 11 Cases of Regus and Regus Business Centre BV may also be converted into Chapter 7 cases and liquidated by a trustee in the US with distributions made to creditors in the order of priority established under the Bankruptcy Code. It is also possible that Regus and Regus Business Centre BV may have to seek bankruptcy protection and pursue reorganization or liquidation in their respective home jurisdictions. In this event, shareholders would be very unlikely to receive any recovery on their investment following the bankruptcy.

Maintaining adequate liquidity in the Regus Group continues to be the Board's highest priority. The sale of a majority stake in the UK business and filing under Chapter 11 in the US are evidence of this. Based upon the assumptions set out under "Item 18. Financial Statements - Accounting Policies - Going Concern", the directors have prepared the accounts on a going concern basis.

      After making appropriate enquiries, the directors consider that we have adequate resources to continue in operational existence for the foreseeable future. For this reason, the directors continue to adopt the going-concern basis in preparing the financial statements.

However, this assumes that:

o A Plan of Reorganization, acceptable to Regus, will be approved by US creditors and the US courts. A Plan of Reorganization acceptable to Regus is one which will enable Regus US to achieve cash break-even within a reasonably short timeframe and will result in a payment profile of claims which can be met out of further cash flows of the Group;

o Regus' German business will also be successfully restructured so as to achieve cash break-even within a reasonable short timeframe; and

o    No significant deterioration in current trading.

Nevertheless, the outcome of the Chapter 11 proceedings is unpredictable and so there is substantial doubt over the Group's ability to continue as a going concern in its present form. We recognise that there is a risk that this will not be possible. If the going concern basis were to be an inappropriate basis of preparation, it would be necessary to provide for the expenses of realising the group assets, reducing their values to realisable amounts in circumstances and provide for unsettled claims to the extent that these are not covered by existing provisions for asset impairments and onerous lease obligations.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth our directors and executive officers and their ages and positions.

Name (1)                            Position                                Age
--------                            --------                                ---
Directors
      John Matthews                 Non-Executive Chairman                   58
      Mark Dixon                    Director                                 43
      Rudolf Lobo                   Director                                 47
      Stephen Stamp                 Director                                 41
      Martin Robinson               Non-Executive Director                   40
      Roger Orf                     Non-Executive Director                   50
Executive Officers
      Mark Dixon                    Chief Executive                          43
      Rudolf Lobo                   Executive Director                       47
      Stephen Stamp                 Group Finance Director                   41
      John Mlynski                  Chief Operating Officer                  45

 (1) The address for each listed director and officer is c/o Regus plc, 3000 Hillswood Drive, Chertsey KT16 0RS, England.

     Mr. Matthews was appointed as non-executive director in 1995. He became non-executive chairman on July 1, 2002. He is also chairman of Crest Nicholson plc, a property and construction company, and a director of Rotork plc (which sells value actuators), SDL plc, a software and computer services company and several private companies. He is chairman of the nomination committee and a member of the audit and renumeration committees. A chartered accountant, he has held senior positions in investment banking and in industry, having been a managing director of County NatWest Ltd. and chief executive of Indosuez Capital Ltd., both of which are financial services organizations. He was also deputy chairman and deputy chief executive of Beazer plc, a company involved in aggregates and construction.

     Mr. Dixon is the founder of Regus. His entrepreneurial skill and drive have made him a major contributor to the growth of the serviced office industry. He is a member of the nomination committee.

     Mr. Lobo joined Regus eleven years ago and was previously Group Finance Director. He is responsible for commercial operations and has responsibility for Regus' IT and e-business strategy. Previously, Mr. Lobo was the group company secretary of Medicom International Ltd, a publisher of medical journals, and a director of several of its subsidiaries.

     Mr. Stamp joined us in January 2000 from Shire Pharmaceuticals Group plc, a pharmaceuticals company, where he was Group Finance Director. Prior to joining Shire in 1994, he was an assistant director of corporate finance at Lazard Brothers and before that spent four years at KPMG London, qualifying as a chartered accountant in 1987.

     Mr. Orf was appointed as non-executive director in August 1998. He is Head of European Operations for Lone Star, a property investment company. Previously, Mr Orf made investments for his own account and managed investments on behalf of Apollo Real Estate Advisors. Prior to 1995, Mr. Orf was in charge of European real estate investment banking at Goldman Sachs where he was employed from April 1982 to 1995. He is Chairman of the audit committee and a member of the remuneration and nomination committees.

     Mr. Robinson was appointed as non-executive director in August 2002. He is currently the Chief Executive Officer of Center Parcs Europe and Chairman of Center Parcs UK, companies which provide holiday destinations. Prior to joining Center Parcs in 1997, he was Commercial Director of S&N Retail, a company which managed pubs and restaurants, as well as spending four years with the management consultancy firm, McKinsey & Co.

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

     COMPENSATION

     The aggregate compensation paid by us to all persons who served in the capacity as director or executive officer for the year ended December 31, 2002 (7 persons) was approximately (pound)644,500 in salaries, nothing in bonuses or severance payments, (pound)55,600 for benefits in kind and (pound)54,700 in pension contributions. Benefits in kind include car allowance, reimbursement of gasoline costs and private medical insurance. Of these figures, an aggregate of approximately (pound)513,800 was paid to directors, excluding pension contributions of (pound)52,200. These figures do not include expenses reimbursed to executive officers, including business travel, professional and business association dues.

     We have not made any currently outstanding loans to any of our directors. In addition, we do not have any outstanding guarantees for the benefit of any of our directors.

     BOARD PRACTICES

      The Board of Directors is committed to maintaining the highest standards of corporate governance in line with the Combined Code, issued by the London Stock Exchange in 1998, which sets out the Principles of Good Governance and the Code of Best Practice. A summary of the Company's procedures for applying the principles and the extent to which the provision of the combined code have been applied, are set out below.

Compliance statement

      We have complied with the provisions set out in Section 1 of the Code of Best Practice prepared by the Committee on Corporate Governance and published in June 1998 ("the Combined Code") throughout the year ended December 31, 2002, with the exception of provision D2- Internal Control. Adverse trading conditions required us to undertake extensive cost-cutting measures. This inevitably had an impact on the integrity of the system of internal control.

Board composition

      The Board currently comprises three executive directors and three independent non-executive directors, including a non-executive chairman. The Chairman of the audit committee, currently Roger Orf, has acted as an independent director since 1998. The Board schedules 8 meetings each year, but arranges to meet at other times, as appropriate. It has a formal schedule of matters specifically reserved for its decision and approval. The Board is supplied with appropriate and timely information to enable it to discharge its duties and requests additional information or variations to regular reporting as it requires. A procedure exists for directors to seek independent professional advice at our expense in the furtherance of their duties, if necessary. In addition, appropriate training is made available for all new directors to assist them in the discharge of their responsibilities. All directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. While all directors are expected to bring an independent judgment to bear on strategy, performance, resources (including key appointments) and standards of conduct, the independent non-executive directors were selected and appointed for this purpose. All directors submit themselves for re-election at least every three years and directors appointed during the period are required to seek re-election at the next Annual General Meeting. The independent non-executive directors understand that the Board will not automatically recommend their re-election.

Board committees

      The Board has a number of standing committees, which all have written terms of reference setting out their authority and duties:

      Audit committee - the members of this committee are Roger Orf (Chairman), John Matthews and Martin Robinson (all independent non-executive directors). The audit committee meets as required, but not less than two times a year. Its responsibilities, in addition to those referred to under Internal Control, include a critical review of the annual and interim financial statements (including the Board's statement on internal control in the annual report) prior to their submission to the Board for approval, when a report from the committee is also given. The committee also reviews the scope and results of the external audit and its cost effectiveness and the independence and objectivity of the auditors. Although other directors, including the Group Finance Director, attend audit committee meetings, the committee can meet for private discussions with the internal and external auditors.

      Nomination committee - the members of this committee are John Matthews (Chairman), Roger Orf and Martin Robinson, all independent non-executive directors and Mark Dixon. The committee meets as required but not less than once a year. Its responsibilities include reviewing the Board structure, size and composition, nominating candidates to the Board to fill Board vacancies when they arise and recommending directors who are retiring by rotation to be put forward for re-election.

      Remuneration committee - the members of this committee are Martin Robinson (Chairman), Roger Orf and John Matthews (all are independent non-executive directors). For a statement setting out the role and responsibility of this committee and our remuneration policy, see "- Remuneration Policy".

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

      The Board conducts regular reviews of the Group's strategic direction. Country and regional strategic objectives, quarterly plans and performance targets for 2003 and beyond have been set by the executive directors and are regularly reviewed by the Board in the context of our overall objectives.

      The control framework and key procedures in place throughout the year ended December 31, 2002 are:

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

      Our internal audit function reports to management on our worldwide operations. Its program of work and its findings, including any material control issues and resultant actions, are reviewed by the audit committee. However, most of the available resourse within the internal audit department in the second half of the year was deployed in helping with the relocation of the UK accounting function in mid year.

       To underpin the effectiveness of controls, it is our policy to recruit and develop appropriately skilled management and staff of high caliber and integrity. High standards of business ethics and compliance with laws, regulations and internal policies are demanded from staff at all levels.

      2002 was a difficult year for the Group. Adverse trading conditions required the Group to undertake extensive cost cutting measures. Nevertheless, the following key mechanisms were available to the Board at various times during the year in the conduct of its review of internal controls:

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

o Since the third quarter of 2001, through mid 2002, there has been an embedded system of reporting the effectiveness of key financial, operational and compliance controls. This is a comprehensive self-assessment system built up from center-level using our intranet. Results and action plans are then reviewed by senior management and summarized for the main Board; and

o A multi-disciplinary Group Risk forum, chaired by the company secretary, reports to the Board on a quarterly basis. Although this lapsed in the second quarter of 2002, the forum's mandate is to consider all aspects of risk identification and management and its reports represent a key feature of the process by which the Board assesses the overall effectiveness of our system of internal control.

Communications with shareholders

      We have a policy of maintaining an active dialogue with institutional shareholders through individual meetings with senior management. A regular program of meetings with major institutional shareholders is held in order to discuss matters affecting our performance. In addition, presentations are made two times a year after the announcement of results, the details of which, together with our financial reports and announcements, are accessible via our Internet site. We correspond regularly on a range of subjects with our individual shareholders who have an opportunity to question the Board, as well as the chairmen of the audit and remuneration committees, at the Annual General Meeting.

The remuneration committee

         The remuneration committee is chaired by Martin Robinson and its other members are John Matthews and Roger Orf. All members of this committee are independent non-executive directors. Other directors may be invited to attend some meetings of the committee in an advisory capacity as the committee considers appropriate. The committee will consider all material elements of remuneration policy, remuneration and incentives of executive directors and senior management with reference to independent remuneration research and professional advice in accordance with the Combined Code on Corporate Governance, and will make recommendations to the Board of Directors on the framework for executive remuneration and its cost. The Board of Directors is then responsible for implementing the recommendations and agreeing the remuneration package of individual directors. Directors are not permitted, under our Articles of Association, to vote on their own terms and conditions of remuneration. The committee does not make recommendations on the remuneration of non-executive directors, which is a matter solely for the full Board. The members of the remuneration committee attend our Annual General Meeting and are available to answer shareholders' questions about directors' remuneration.

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

Basic salary and benefits

      Salaries are reviewed annually and determined by the committee, taking into account the performance of the individual directors over the previous 12 months and the pay and employment conditions elsewhere. The committee also uses information provided by external consultants relating to the rates of pay for similar positions in comparable companies. Any increases in basic salary are effective from January 1 in each year. The remuneration table included within this report also shows benefits received in 2002. The main benefits relate to the provision of company cars and the provision of private medical insurance for the director and his immediate family.

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

Share options

         We believe that share ownership by employees, including the executive directors, strengthens the link between their personal interests and those of ordinary shareholders. We have established a number of employee share plans, including the Regus Team Member Share Plan, a replacement plan known as the Regus Global Share Plan and the Regus International Sharesave Plan. As at May 31, 2003, no options had been granted to executive directors, other than those detailed in the table of directors' interests at the end of this report. During 1999, we established the Regus Employee Trust. The Trust is a discretionary trust for the benefit of employees, including executive directors. The Trust may issue shares to our employees (including directors) at the discretion of the Company. The Trust has purchased some of the shares in the Company which would be required if participants were entitled to exercise the maximum number of options outstanding under the share option plans.

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

Service contracts

      On July 1, 2000, Mark Dixon, Rudolf Lobo and Stephen Stamp entered into full-time rolling service agreements with Regus Management Limited. These are terminable by either party giving not less than 12 months' notice to the other party or automatically on the respective directors reaching the age of 65. Martin Robinson, John Matthews and Roger Orf, as non-executive directors, have been appointed pursuant to letters of appointment dated August 7, 2002, July 1, 2002 and August 29, 2000 respectively (as amended by letters dated November 28,
2002). These appointments are for three years, terminable on six months' notice (3 months' in the case of Mr Roger Orf) by either party.

Directors' and Executive Officers' remuneration table

                                                                        Total         Total  Pension scheme  Pension scheme
                                  Salary                         remuneration  remuneration   contributions   contributions
                                   /fees       Bonus   Benefits          2002          2001            2002            2001
---------------------------------------------------------------------------------------------------------------------------
                             (pound)'000 (pound)'000 (pound)'000  (pound)'000   (pound)'000     (pound)'000     (pound)'000
---------------------------------------------------------------------------------------------------------------------------
Executive Directors

Mark Dixon                         125.0         -       27.7           152.7         228.6            27.6            22.7

Stephen Stamp                      150.0         -        9.8           159.8         109.3            13.0            12.5

Rudolf Lobo                        145.0         -       11.6           156.6         160.5            11.6            11.6

Non-executive Directors

George Gray (1)                        -         -          -               -          37.5               -               -

Roger Orf                            9.1         -          -             9.1           5.0               -               -

John Matthews                       28.1         -          -            28.1          14.6               -               -

Robert Kuijpers (1)                    -         -          -               -           6.3               -               -

Martin Robinson                      7.5         -          -             7.5             -               -               -

Executive Officers

John Mlynski                       179.8         -        6.5           186.3         249.4             2.5             3.5
                             ----------- ----------- ----------- ------------   -----------  --------------  --------------
Total                              644.5         -       55.6           700.1         811.2            54.7            50.3
                             ----------- ----------- ----------- ------------   -----------  --------------  --------------

(1) former director

     During 2002, the following contractual emoluments were irrevocably waived by the directors:

              Director                            Amount Waived ((pound))
              --------                            -----------------------
              Mark Dixon                                 270,000
              Stephen Stamp                               35,000
              Rudolf Lobo                                 20,000
              George Gray                                 40,000
              John Matthews                               29,375
              Martin Robinson                              2,490
              Roger Orf                                    5,937

     EMPLOYEES

     We are a service business and the directors recognize that our success depends to a large extent on the caliber and motivation of the individuals we employ. We have actively encouraged and promoted a dynamic, high work ethic environment. All employees are regarded as "team members", irrespective of functional title or status. Team members are kept informed of developments in the business through a bi-weekly electronic newsletter and through RegusSmart, our intranet.

     As of December 30, 2002, we employed a total of approximately 2,217 people:
575 in the UK and Ireland; 872 in the rest of Europe; 497 in the Americas; 224 in the rest of the world and 49 at our UK headquarters. The employees in each region perform management, business center staffing, sales, marketing, and customer support functions. At December 31, 2000, 2001 and 2002 we had 1,761, 2,615 and 1,654 employees, respectively. The drop in employee numbers on 31 December 2002 follows the sale of a majority interest in the UK in which 563 people are employed.

     A key element of remuneration is performance related. Currently, staff are able to earn bonuses of up to 25% of salary and managers are able to earn bonuses of up to 40%. An employee share scheme was introduced in December 1999 under which grants had been made to the majority of our employees as at December 31, 2002. Details of the scheme are set out under "-- Employee Share Plans".

     SHARE OWNERSHIP

     The table below sets forth information regarding the beneficial ownership, (excluding share options) of our directors and executive officers of our shares as of May 31, 2003 (the most recent practicable date). Mark Dixon has increased his shareholding by 10,000,000 ordinary shares since our initial public offering.


     Beneficial Ownership


        Name of Beneficial Owner            Number       Percentage
        ------------------------     --------------     ---------------

        Directors and
        Executive Officers:
        Mark Dixon (1)........         365,329,286           62.46%
        Rudolf Lobo...........             127,098            0.02%
        Stephen Stamp.........             384,615            0.07%
        John Matthews.........             359,724            0.06%
        Roger Orf (2).........             300,000            0.05%
        Martin Robinson.......             -                  -
        John Mlynski..........             -                  -


(1) Mr. Dixon's beneficial ownership of shares is calculated by attributing to him all shares owned by Maxon Investments BV, an entity in which Mr. Dixon holds a 100% beneficial ownership interest.
(2) Mr. Orf's beneficial ownership of shares is calculated by attributing to him all shares owned by Theatre Acquisitions LLC, an entity in which Mr. Orf holds a 100% beneficial interest.

Directors' and executive officers share options

                                        Granted    Lapsed                                    Date from
                Option     December     during     during       December     Exercise          which
                 type      31, 2001       2002      2002        31, 2002       price        exercisable   Expiry date
---------------------------------------------------------------------------------------------------------------------
Rudolf Lobo        A        266,179        -          -            266,179            5.0p     01/03         12/09
                   A        283,503        -          -            283,503          145.5p     01/03         12/09
                   B     11,570,000        -          -         11,570,000          0.375p     12/03           -
                   C          4,003        -        4,003                -          242.0p     01/04         07/04
Stephen Stamp      A      2,790,203        -          -          2,790,203          145.5p     01/03         01/10
                   C          4,003        -          -              4,003          242.0p     01/04         07/04
John Mylinski      D         16,000        -          -              6,000        $18.1875     03/05         06/08
                   D         32,000        -          -             32,000        $18.1875     03/05         06/08
                   D           -         80,000       -             80,000           $2.81     03/06         05/09
                   D           -        120,000       -            120,000           $2.81     03/06         05/09

A Awarded under the Regus Team Member Share Plan for nil consideration. The grant to Mr. Stamp is subject to higher performance targets.
B Awarded to Mr. Lobo by Maxon pursuant to an agreement dated September 17, 1999 recording the terms of an agreement entered into on November 11, 1992 between Mr. Lobo and Maxon, as amended on June 30, 2000. These shares are currently held by HSBC Trustees (Jersey) Limited and will not be capable of exercise before 31 December 2003 other than in defined circumstances (which include the discretion of Maxon). The shares subject to the option are transferable to Mr. Lobo upon payment to Maxon of an exercise price of (pound)45,000, which is equivalent to the market value of the relevant shares at the time the parties entered into the option arrangements.
C Awarded under the Regus International Sharesave Plan, the maximum monthly contribution for which may not exceed the amount permitted by the Income and Corporation Taxes Act 1988.
D. Awarded over ADR's (equivalent to 5 ordinary shares) under the Regus Global share Plan (International) for nil consideration.

   All grants are subject to performance targets.

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

     The following table sets forth, as of December 31, 2002, by date of grant, the number and type of options granted, the number of shares over which options were granted, the exercise price of the options and the end of the exercise period of the options.

                                                                             Total No. of                             End of
                              No. of           No. of         No. of          Shares Over         Exercise            Exercise
Date of Grant                 Reward          Premier       Performance      which Options        Price of           Period of
                             Options          Options         Options           Granted          Options(2)           Options
-----------------------  --------------     ----------      -----------     -------------- -----------------------   ---------
December 10, 1999             3,896,472      9,582,328        7,492,834       20,971,634   (pound)0.05/(pound)1.455    12/9/09
January 7, 2000(1)                    -        128,866        2,661,337        2,790,203               (pound)1.455    1/6/10
February 2, 2000                100,000              -                -          100,000   (pound)0.05/(pound)1.455    2/1/10
May 17, 2000                     50,633         30,085           30,343          111,061   (pound)0.05/(pound)1.455    5/16/10
August 21, 2000                       -      2,587,245        1,061,013        3,648,258               (pound)2.60     8/20/10
September 18, 2000                    -        164,516          261,779          426,295               (pound)2.60     9/17/10

Lapsed Options              (1,085,122)    (5,838,720)      (2,561,340)      (9,485,182)                        n/a        n/a
Exercised Options             (128,437)              -                -        (128,437)                        n/a        n/a
Total                      2,833,546(2)      6,654,320        8,945,966       18,433,832                        n/a        n/a

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

   The following table sets forth, as of December 31, 2002, by date of grants; the number of shares or ADSs over which options were granted, the exercise price of the options and the end of exercise period of the options.

---------------------------------------------------------------------------------------------------------------
                          Total No. of shares    Total No. of ADSs
     Date of Grant        over which options     over which options     Exercise price of      End of Exercise
                                granted               granted                options          period of Options
---------------------------------------------------------------------------------------------------------------
December 11, 2000                   n/a               120,000                  $25.00               12/10
---------------------------------------------------------------------------------------------------------------
March 26, 2001                1,942,441                   n/a             (pound)2.56                3/11
---------------------------------------------------------------------------------------------------------------
March 26, 2001                      n/a               185,636                $18 3/16                3/11
---------------------------------------------------------------------------------------------------------------
June 8, 2001                    351,388                   n/a             (pound)2.56                6/11
------------------------ ---------------------- --------------------- ---------------------- ------------------
June 8, 2001                        n/a               124,439                $18 3/16                6/11
---------------------------------------------------------------------------------------------------------------
June 8, 2001                     84,876                   n/a            (pound)2.275                6/11
---------------------------------------------------------------------------------------------------------------
June 8, 2001                        n/a                83,949                  $16.20                6/11
---------------------------------------------------------------------------------------------------------------
August 29, 2001               1,051,250                   n/a            (pound)0.475                8/11
---------------------------------------------------------------------------------------------------------------
August 29, 2001                     n/a               143,000                   $3.29                8/11
---------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------
                          Total No. of shares    Total No. of ADSs
     Date of Grant        over which options     over which options     Exercise price of      End of Exercise
                                granted               granted                options          period of Options
---------------------------------------------------------------------------------------------------------------
November 12, 2001             3,430,000                   n/a            (pound)0.335                 11/11
---------------------------------------------------------------------------------------------------------------
November 12, 2001                   n/a               141,000                   $2.30                 11/11
---------------------------------------------------------------------------------------------------------------
February 28, 2002               300,000                   n/a           (pound)0.2475                  2/12
---------------------------------------------------------------------------------------------------------------
February 28, 2002                   n/a                 1,000                   $2.00                  2/12
---------------------------------------------------------------------------------------------------------------
March 28, 2002                   88,052                   n/a             (pound)0.44                  3/12
---------------------------------------------------------------------------------------------------------------
May 30, 2002                    136,280                   n/a             (pound)0.385                 5/12
---------------------------------------------------------------------------------------------------------------
May 30, 2002                        n/a               200,000                   $2.81                  5/09
---------------------------------------------------------------------------------------------------------------
August 29, 2002                 500,000                   n/a           (pound)0.0675                  8/12
---------------------------------------------------------------------------------------------------------------
Lapsed Options               (2,508,170)             (375,809)                    n/a                   n/a
---------------------------------------------------------------------------------------------------------------
Total                         5,376,117               623,215                     n/a                   n/a
---------------------------------------------------------------------------------------------------------------


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

     As of December 31, 2002, an option over 518,051 shares had been granted under this plan, of which 368,113 have lapsed.

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

     As of December 31, 2002, an option over 23,786 ADSs had been granted under this plan, of which 23,156 have lapsed.

   The Regus International Sharesave Plan

     The terms of our international sharesave plan are similar in all material respects to the UK part of our sharesave plan. It is designed, however, for participants who are not subject to UK tax and does not include, therefore, those provisions which are necessary to obtain Inland Revenue approval of our sharesave plan.

     As of December 31, 2002, an option over 216,479 shares had been granted under this plan, of which 123,382 have lapsed.

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

     As of December 31, 2002 an option over 59,042 shares had been granted under this plan, of which 12,442 have lapsed.

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

Key Employee Retention and Severance Plans

In an effort to retain its key employees ("Key Employees") through the Chapter 11 Cases, Regus Business Center Corp. sought and received the approval of the Bankruptcy Court (i) to implement a retention plan (the "Retention Plan") and severance plan ("Severance Plan") for the Key Employees and (ii) to establish a general bonus pool of $100,000 for discretionary bonuses to be paid to individual employees during the pendency of the Chapter 11 Cases.

The Retention Plan and Severance Plan are designed to minimize employee turnover by providing incentives for Key Employees to remain in the Debtors' employ and to work towards a successful reorganization. The Key Employees are individuals who each possess unique knowledge, skills, and experience as well as customer relationships which are vital to the Debtors' businesses. Increased responsibilities, general uncertainty and other burdens occasioned by the Debtors' status as debtors-in-possession may otherwise lead such employees to resign in the near future and pursue alternative employment, despite the Debtors' need for their continued services. Thus, in order to retain the Key Employees, we determined to provide a financial incentive for continued employment and assure our employees that they will be rewarded for dedicated service towards the Debtors' reorganization effort, and, in the unlikely event that the reorganization effort is not successful, that they will receive commercially reasonable compensation for their efforts.

The retention plans authorized by the Bankruptcy Court provide for three categories of Key Employees: (1) Corporate Executives, (2) Sales Executives and
(3) Centre Management Employees.

The Corporate Executives consist of Regus Business Centre Corp.'s four most senior U.S. executives: John Mylnski, Brian Horn, John Arenas and Robert Gaudreau (the "Tier One Executives"), as well as five Area Operations Directors, the Information Technology Director for the United States, the Controller for the United States, the Director of Human Resources, the Director of Marketing, the Director of Systems and the United States' Chief Financial Analyst (the "Tier Two Employees)." The Sales Executives consist of seven regional sales directors and the Centre Management Employees are those employees occupying management positions in various business centers.

Pursuant to the Severance Plan, Regus Business Centre Corp. divided the Centre Management Employees into two basic groups: those employees managing core business centers whose leases will be assumed (the "Assumed Employees"), and those employees working in business centers whose leases will be rejected (the "Rejected Employees"). The Assumed Employees will be paid their existing salary and one-half of their bonus compensation under the Debtors' current compensation scheme. Upon the closure of a center, those Rejected Employees whose employment is terminated will be paid actual base salary and a payment of two months of severance compensation for the first year of service and one month per year thereafter, with a minimum of three months of payments and a maximum of six months of payments.

Pursuant to the Retention Plan, Regus Business Centre Corp. will pay guaranteed bonuses to each of the Corporate Executives and the Sales Executives. In addition, the Corporate Executives and the Sales Executives are eligible to receive performance-based bonuses subject to the achievement of certain performance targets.

As part of the Severance Plan, if their employment is terminated other than for just cause, Regus Business Centre Corp. will pay to the Tier One Executives an amount equal to one year base salary, plus all deferred and/or unpaid benefits under the Retention Plan. The Severance Plan for the Tier Two Employees and the Sales Executives consists of six months of base salary with mitigation.

Any payments made pursuant to the Retention Plan will be made in lieu of, and as a replacement for, any other payment of bonus compensation for the year 2003 with respect to any Debtor's obligations under any employment contracts.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     MAJOR SHAREHOLDERS

     The table below sets forth information regarding the beneficial ownership of our shares on a fully-diluted basis as of June 21, 2003 (except for lapsed options which are at March 31, 2003), the most recent practicable date prior to the date of this annual report. Percentage of beneficial ownership is based on 584,934,157 shares outstanding.

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

     Save as disclosed below, as of July 7, 2003 which is the most recent practicable date prior to the date of this annual report, we are not aware of:

o    any arrangements that might lead to a change in control of our business,

o    any person who is interested in 3% or more of our capital or

o any person other than Maxon Investments BV who can, will or could directly or indirectly, jointly or severally, exercise control over us.

Name of Beneficial Owner                              Number        Percentage
---------------------------------                 -----------      -----------

Paramount Nominees Limited (1)                    365,329,286            62.5%
HSBC Trustee (Jersey) Limited (2)                  23,140,000             3.9%
Cantor Fitzgerald Europe (3)                      107,731,000            18.4%
GNI Limited                                        33,472,556             5.7%

(1) The beneficiary is Maxon Investments BV. Mark Dixon owns 100% interest in Maxon.
(2) The beneficiary of half of this holding is Rudolf Lobo, and half is for Robert Gaudreau.
(3) These shares are held as part of a contract for difference with Indigo Capital, LLC

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

     RELATED PARTY TRANSACTIONS

Option Agreements with Executive Officers

     Rudolf Lobo, one of our directors and executive officers, has an interest in 11,570,000 of our existing shares in respect of which options were granted by Maxon Investments BV pursuant to an agreement dated September 17, 1999, recording the terms of an agreement entered into on November 11, 1992 between Mr. Lobo and Maxon Investments BV. The agreement was amended on June 30, 2000. Each interest represents 1.9% of our issued share capital on a fully diluted basis as at May 31, 2003. These shares are currently held by HSBC Trustees (Jersey)

Limited and will not be capable of exercise before December 31, 2003, other than in defined circumstances, which include the discretion of Maxon Investments BV. The shares subject to the options are transferable to Mr. Lobo upon payment to Maxon Investments BV of an exercise price of (pound)45,000 by Mr. Lobo which is equivalent to the market value of the relevant shares at the time the parties entered into the option arrangements.


ITEM 8.   FINANCIAL INFORMATION

     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Consolidated financial statements are set forth under "Item 18. Financial Statements."

     LEGAL PROCEEDINGS

     As a result of the Chapter 11 Cases, we are involved or are likely to be involved in legal proceedings within the Chapter 11 Cases with respect to disputes with our creditors. We do not believe that any of the litigation currently in progress in the Chapter 11 Cases is material and refer the reader generally to "Item 3. Key Information in Bankruptcy Filing" with respect to the description of the Chapter 11 proceedings.

     Additionally, we are involved from time to time in various other legal proceedings incidental to the ordinary course of our business. We are not and have not been involved in any significant legal or arbitration proceedings and, as far as our directors are aware, no such proceedings are pending or threatened by or against us which may have, or have had within the previous 12 months, a material effect of our financial position and results of operations.

     SIGNIFICANT CHANGES

     The filing of the Chapter 11 Cases, as more fully described in "Item 3. Key Information - Bankruptcy Filing" and "Item 3. Key Information - Risk Factors", represents - significant and material change since the date of the annual financial statements.

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

                                 Price Per Share          Price per Share
                            ------------------------   ---------------------
                                   High          Low        High         Low
                            -----------  -----------   ---------  ----------
Annual prices:
2000                        (pound)3.76  (pound)2.60      $5.62         $3.89
2001                        (pound)3.92  (pound)0.12      $5.70         $0.17
2002                        (pound)0.58  (pound)0.03      $0.83         $0.05
Quarterly prices:
2001:
First Quarter               (pound)3.92  (pound)2.50      $5.56         $3.55
Second Quarter              (pound)3.14  (pound)1.45      $4.42         $2.04
Third Quarter               (pound)1.62  (pound)0.21      $2.37         $0.31
Fourth Quarter              (pound)0.62  (pound)0.12      $0.90         $0.17
2002:
First Quarter               (pound)0.52  (pound)0.26      $0.73         $0.37
Second Quarter              (pound)0.58  (pound)0.29      $0.83         $0.45
Third Quarter               (pound)0.29  (pound)0.03      $0.45         $0.05
Fourth Quarter              (pound)0.17  (pound)0.06      $0.26         $0.09
2003:
First Quarter               (pound)0.25  (pound)0.10      $0.41         $0.17
Second Quarter
  (through June 21, 2003)   (pound)0.46  (pound)0.16      $0.75         $0.26
Monthly prices:
December 2002               (pound)0.16  (pound)0.08      $0.25         $0.12
January 2003                (pound)0.25  (pound)0.10      $0.41         $0.17
February 2003               (pound)0.20  (pound)0.16      $0.31         $0.26
March 2003                  (pound)0.18  (pound)0.16      $0.28         $0.25
April 2003                  (pound)0.29  (pound)0.16      $0.47         $0.26
May 2003                    (pound)0.36  (pound)0.25      $0.59         $0.40
June 2003
  (through June 21, 2003)   (pound)0.46  (pound)0.32      $0.75         $0.54

     On Friday May 30, 2003, the closing price of shares on the London Stock Exchange was (pound)0.36 equivalent to $0.589 per share translated at the noon buying rate of (pound)0.611 per $1.00 on May 30, 2003.

ADSs

     Our ADSs, each representing five shares, were originally issued in October 2000 in a public offering and traded on the Nasdaq National Market. On November 7, 2002, we voluntarily delisted our ADSs from the Nasdaq National Market and our ADSs are currently being quoted on the over-the-counter market in the United States. We expect to terminate our ADS program in the United States by the end of August 2003.

     The following table sets forth, for the periods indicated, the reported high and low closing prices on the Nasdaq National Market for the outstanding ADSs until our delisting on November 7, 2002 and on the over-the-counter market thereafter.

                                                            Price per ADS
                                                 -------------------------------
                                                      High                   Low
                                                 ---------             ---------
Annual prices:
2000                                                $28.25               $19.94
2001                                                $28.13                $1.10
2002                                                 $3.93                $0.30
Quarterly prices:
2001:
First Quarter                                       $28.13               $19.94
Second Quarter                                      $21.75                $9.95
Third Quarter                                       $10.75                $1.80
Fourth Quarter                                       $4.35                $1.10
2002:
First Quarter                                        $3.50                $1.65
Second Quarter                                       $3.93                $2.00
Third Quarter                                        $1.95                $0.30
Fourth Quarter                                       $1.25                $0.30
2003:
First Quarter                                        $1.85                $1.00
Second Quarter (through June 21, 2003)               $3.55                $1.15
Monthly prices:
December 2002                                        $1.08                $0.50
January 2003                                         $1.85                $1.15
February 2003                                        $1.70                $1.30
March 2003                                           $1.33                $1.10
April 2003                                           $1.64                $1.20
May 2003                                             $2.80                $1.90
June 2003 (through June 21, 2003)                    $3.55                $3.07


     MARKETS

     The ordinary shares have been approved for listing on the London Stock Exchange under the symbol "RGU" and the ADSs are currently being quoted on the over-the-counter market in the United States under the new symbol "REGSY".

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

United States Federal Income Tax Considerations

     This discussion describes the material US federal income tax consequences of the acquisition, ownership and disposition of shares and ADSs in the year 2002. This discussion of US federal income tax consequences applies to you only if you are a US holder. For purposes of this discussion, you are a "US holder" if you are a beneficial owner of shares or ADSs and you are, for US federal income tax purposes:

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

     Interest rate risk

     Our current policy is normally to borrow or invest surplus funds on a floating rate basis. Group Treasury is, however, currently undertaking a review of policy in light of our continued holding of surplus cash. This review will consider the appropriateness of fixing interest rates using forward rate or interest rate swap agreements. Quantitative information for interest rate risk is given in note 21 of "Item 18 - Financial statements".

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.


PART II


ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDER AND USE OF PROCEEDS

     Not applicable. However, please see "Item 3. Key Information - Bankruptcy Filing" and "Item 3. Key Information - Risk Factors" concerning possible modifications to the rights of security holders that could result from the US bankruptcy process.

ITEM 15.  CONTROLS AND PROCEDURES

The Group's Chief Executive and its Financial Director, after evaluating the effectiveness of the Group's disclosure controls and procedures (as defined in the Exchange Rules Act 13a-14(c) and 15d-14(c)) within 90 days of the date of this annual report on Form 20-F (the "Annual Report"), have concluded that, as of such date, the Group's disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Company, particularly during the period in which the Annual Report was being prepared.

     As discussed in "Item 6. Directors, senior management and employees" certain key mechanisms available to the Board in the conduct of its review of internal control did not function throughout the year. For example, the self assessment system was only effective from the third quarter of 2001 through mid 2002. However, this did not impact on the Group's disclosure and control procedures.

     There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of the Company's Chief Executive officer and its Finance Director completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

PART III

ITEM 18.   FINANCIAL STATEMENTS


     INDEX TO THE FINANCIAL STATEMENTS

Signatures....................................................................71
Independent Auditor's report..................................................73
Consolidated profit and loss accounts.........................................74
Consolidated balance sheets...................................................75
Consolidated cash flow statements.............................................76
Consolidated statements of total recognised gains or losses...................77
Reconciliation of movements in Group shareholder's (deficit)/funds............77
Accounting policies...........................................................78
Notes to the consolidated financial statements................................84
           1.  Segmental reporting............................................84
           2.  Loss on ordinary activities before tax.........................85
          3(a).  Exceptional Items............................................85
          3(b).  Profit on sale of Group undertakings.........................85
           4.  Profit and loss account of holding company.....................85
           5.  Employees and directors........................................86
           6.  Net interest payable and other similar charges.................86
           7.  Taxation.......................................................87
           8.  Loss per share.................................................88
           9.  Goodwill.......................................................89
           10.  Tangible fixed assets.........................................90
           11.  Investments...................................................91
           12.  Debtors.......................................................92
           13.  Creditors - amount falling due within one year................92
           14.  Creditors - amount falling due after one year ................93
           15.  Maturity of debt..............................................93
           16.  Provisions for liabilities and charges........................94
           17.  Called up share capital.......................................94
           18.  Share premium account.........................................95
           19.  Reserves......................................................95
           20.  Cash flow statement...........................................95
           21.  Financial Instruments.........................................97
           22.  Employee share ownership plan................................100
           23.  Capital commitments..........................................101
           24.  Operating lease commitments..................................101
           25.  Contingent liabilities.......................................102
           26.  Related party transactions...................................102
           27.  Post balance sheet events....................................102
           28.  Ultimate parent company and controlling party................102
           29.  Summary of differences between UK and US GAAP financial statements.................................................103
           30.  Additional US GAAP disclosures...............................106
           31.  Principal group companies....................................112

  CERTIFICATE PROVIDED IN ACCORDANCE WITH SECTION 302 OF THE SARBANES-OXLEY ACT


I, Mark Dixon, certify that:

     1.   I have reviewed this annual report on Form 20-F of Regus plc;

     2. Based on my knowledge, this annual report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-15) for the registrant and have:

          a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Dated July 14, 2003


                                                   By: /s/ Mark Dixon

                                                       Chief Executive Officer

  CERTIFICATE PROVIDED IN ACCORDANCE WITH SECTION 302 OF THE SARBANES-OXLEY ACT


I, Stephen Stamp, certify that:

     1    I have reviewed this annual report on Form 20-F of Regus plc;

     2. Based on my knowledge, this annual report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4 The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-15) for the registrant and have:

          a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5 The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6 The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Dated July 14, 2003


                                                   By: /s/ Stephen Stamp

                                                       Group Finance Director

Independent Auditors' Report

     To the Shareholders and the Board of Directors of REGUS PLC.

     We have audited the accompanying consolidated balance sheets of REGUS PLC and its subsidiaries (together, the Group), as of 31 December 2002 and 2001 and the related consolidated profit and loss account, statements of cash flows and total recognized gains and losses and reconciliation of movements in group shareholders' (deficit)/funds for each of the years in the three-year period ended 31 December 2002. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2002 in conformity with generally accepted accounting principles in the United Kingdom

The accompanying financial statements have been prepared assuming the Group will continue as a going concern. As discussed in item 3 of the accounting policies note to the consolidated financial statements, the Group has experienced financial difficulties, including recurring losses, net current liabilities, deficit equity, certain significant cash flow negative businesses and the filing for relief under Chapter 11 of the US Bankruptcy Code by the Group's US businesses, that raise substantial doubt about the Group's ability to continue as a going concern in its present form. Future funding of the Group is dependent upon:

     o A Plan of Reorganisation acceptable to Regus being approved by US creditors and the US courts. A Plan of Reorganisation acceptable to Regus is one which will enable Regus US to achieve net cash generation within a reasonably short timeframe and will result in a payment profile of claims which can be met out of future cashflows of the group;

     o Regus' German business also being successfully restructured so as to achieve cash break-even within a reasonably short timeframe; and

     o    There being no significant deterioration in current trading.

The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended 31 December 2002 and shareholders' funds as of 31 December 2002 and 2001, to the extent summarized in Note 29 to the consolidated financial statements.



By: /s/ KPMG Audit plc .......................................................
London England

June 4, 2003

Regus plc
Consolidated profit & loss account

                                                                         12 months to       12 months to        12 months to
                                                                          31 Dec 2002        31 Dec 2001         31 Dec 2000
                                                              Note       (pound) '000       (pound) '000        (pound) '000

Turnover (including share of joint ventures)                   1              445,407            524,622             429,200

Less: Share of turnover of joint ventures                      1               (9,803)           (11,989)             (8,075)

                                                                    ------------------  -----------------   -----------------
Group turnover                                                                435,604            512,633             421,125
                                                                    ------------------  -----------------   -----------------
Cost of sales (center costs) before exceptional items                        (413,339)          (434,787)           (320,832)

Exceptional cost of sales                                      3              (56,972)           (37,955)                  -
                                                                    ------------------  -----------------   -----------------

Cost of sales (center costs) after exceptional items                         (470,311)          (472,742)           (320,832)
                                                                    ------------------  -----------------   -----------------
Gross (loss)/profit (center contribution)                      1              (34,707)            39,891             100,293
                                                                    ------------------  -----------------   -----------------
Administration expenses before exceptional items                              (61,076)           (91,255)            (86,859)

Exceptional administration expenses                            3              (35,096)           (52,591)             (9,501)
                                                                    ------------------  -----------------   -----------------

Administration expenses after exceptional items                               (96,172)          (143,846)            (96,360)
                                                                    ------------------  -----------------   -----------------
Group operating (loss)/profit                                                (130,879)          (103,955)              3,933

Share of operating loss in joint ventures                      1               (5,497)            (5,572)             (1,027)
                                                                    ------------------  -----------------   -----------------
Total operating (loss)/profit: Group and share of joint                      (136,376)          (109,527)              2,906
ventures

Profit on sale of group undertakings                                           22,716                  -                   -
                                                                    ------------------  -----------------   -----------------
(Loss)/profit on ordinary activities before interest                         (113,660)          (109,527)              2,906

Net interest payable and other similar charges                 6               (5,404)              (554)             (6,763)
                                                                    ------------------  -----------------   -----------------
Loss on ordinary activities before tax                         2             (119,064)          (110,081)             (3,857)

Tax on loss on ordinary activities                             7               (5,480)           (10,090)             (9,926)
                                                                    ------------------  -----------------   -----------------
Loss on ordinary activities after tax                                        (124,544)          (120,171)            (13,783)

Equity minority interests                                                       1,145              1,933                 253
                                                                    ------------------  -----------------   -----------------
Retained loss for the financial year                           19            (123,399)          (118,238)            (13,530)
                                                                    ==================  =================   =================

Loss per ordinary share:                                       8

Basic and diluted (p)                                                          (21.9)             (21.0)               (2.7)

           See accompanying notes to consolidated financial statements

                  All results arose from continuing operations.

Regus PLC
Consolidated balance sheets

                                                                                        31 Dec 2002       31 Dec 2001
                                                                        Note            (pound)'000       (pound)'000

Fixed assets
Intangible assets                                                        9                        -             4,307
Tangible assets                                                          10                  93,772           242,299
Investments
Investment in own shares                                                 11                   3,805             3,805
Investment in associates                                                 11                  12,458                 -
Other investments                                                        11                      29                33
Interest in joint ventures:                                              11
                                                                                    ---------------     -------------
                    Share of gross assets                                                         -            15,656
                    Share of gross liabilities                                                    -           (14,562)
                                                                                    ----------------    -------------
                                                                                                  -             1,094
                                                                                    ---------------     -------------
Total investments                                                                            16,292             4,932
                                                                                    ---------------     -------------
                                                                                            110,064           251,538
                                                                                    ---------------     -------------

Current assets
Stocks                                                                                          293               392
Debtors: amounts falling due within one year                             12                  59,025           114,288
Debtors: amounts falling due after more than one year                    12                       -             3,000
Cash at bank and in hand                                                                     58,610           117,074

                                                                                    ---------------     -------------
                                                                                            117,928           234,754

Creditors: amounts falling due within one year                           13                (177,963)         (344,392)
                                                                                    ---------------     -------------
Net current liabilities                                                                     (60,035)         (109,638)

Total assets less current liabilities                                                        50,029           141,900
                                                                                    ---------------     -------------

Creditors: amounts falling due after more than one year                  14                 (19,796)          (24,806)

Provision for deficit on joint ventures
                                                                                    ---------------    --------------
Share of gross assets                                                                         8,630                 -
Share of gross liabilities                                                                  (10,253)                -
                                                                                    ---------------    --------------
                                                                         11                  (1,623)                -

Provisions for liabilities and charges                                   16                 (57,242)          (28,302)
                                                                                    ---------------     -------------
Net (liabilities)/assets                                                                    (28,632)           88,792
                                                                                    ===============     =============

Capital and reserves
Called- up share capital                                                 17                  29,110            29,106
Share premium account                                                    18                 279,765           279,765
Other reserves                                                           19                   6,508             4,056
Profit and loss account                                                  19                (343,775)         (224,482)

                                                                                    ---------------     -------------
Equity shareholders' (deficit)/funds                                                        (28,392)           88,445

Equity minority interests                                                                      (240)              347
                                                                                    ---------------     -------------
                                                                                            (28,632)           88,792
                                                                                    ===============     =============



                                 See accompanying notes to consolidated financial statements

Regus plc
Consolidated cash flow statements

                                                                             12 months to   12 months to  12 months to
                                                                              31 Dec 2002    31 Dec 2001   31 Dec 2000
                                                                    Note      (pound)'000    (pound)'000  (pound) '000

Cash (outflow)/inflow from continuing operating activities
Net cash inflow before exceptional items                                            5,820         56,140       117,899
Outflow related to exceptional items                               20(a)          (16,603)       (12,144)            -
                                                                             ------------   ------------   -----------
Net cash (outflow)/inflow from continuing operating activities     20(a)          (10,783)        43,996       117,899
                                                                             ------------   ------------   -----------
Returns on investments and servicing of finance
Interest received                                                                   1,901          3,906         3,851
Interest paid                                                                      (2,051)          (252)       (7,993)
Interest paid on finance leases                                                    (2,637)        (3,351)       (2,861)
                                                                             -------------  ------------   -----------
                                                                                   (2,787)           303        (7,003)
                                                                             ------------   ------------   -----------
Taxation
Tax paid                                                                           (4,077)        (6,275)       (2,224)
                                                                             ------------   ------------   -----------
                                                                                   (4,077)        (6,275)       (2,224)
                                                                             ------------   ------------   -----------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                                 (15,274)      (105,633)      (88,078)
Sale of tangible fixed assets                                                         557          3,052         1,506
Purchase of own shares                                                                  -              -       (42,500)
Purchase of investments                                                                 -            (26)            -
                                                                             ------------   ------------   -----------
                                                                                  (14,717)      (102,607)     (129,072)
                                                                             ------------   ------------   -----------

Acquisitions and disposals
Sale/(purchase) of subsidiary undertakings                                         16,236         (5,712)            -
Investment in joint ventures                                                         (743)        (5,631)       (3,789)
                                                                           ---------------  ------------   ------------
                                                                                   15,493        (11,343)       (3,789)
                                                                           ---------------  ------------   ------------

Cash outflow before management of liquid resources and financing                  (16,871)       (75,926)      (24,189)

Management of liquid resources                                     20(b)           55,426         45,643       (78,712)

Financing                                                          20(b)          (32,276)        22,714       118,766
                                                                           ---------------  ------------   -----------
Increase/(decrease) in cash in the year                            20(c)&           6,279        (7,569)        15,865
                                                                    (d)
                                                                           ==============   ============   ===========


                                 See accompanying notes to consolidated financial statements

Regus plc
Consolidated statements of total recognized gains and losses

                                                                             12 months to   12 months to   12 months to
                                                                              31 Dec 2002    31 Dec 2001    31 Dec 2000
                                                                              (pound)'000    (pound)'000    (pound)'000

Loss for the financial year                                                      (123,399)      (118,238)       (13,530)

Exchange differences                                                                4,108            197          2,675

Tax charge on exchange differences                                                      -              -           (872)

                                                                            -------------     ----------    ------------
Total recognised gains and losses for the year                                   (119,291)      (118,041)       (11,727)
                                                                            =============     ==========    ============

Reconciliation of movements in Group shareholders' (deficit)/funds
                                                                             12 months to   12 months to   12 months to
                                                                              31 Dec 2002    31 Dec 2001    31 Dec 2000
                                                                              (pound)'000    (pound)'000    (pound)'000

Loss for the financial year                                                     (123,399)      (118,238)        (13,530)

Net proceeds of ordinary shares issued                                                  4          3,396        238,548

Exchange differences                                                                4,108            197          2,675

Reclassification of fair value of warrants to non                                   2,450              -              -
distributable reserves

Tax charge on exchange differences                                                      -              -           (872)

                                                                            -------------     ----------    -----------
Net (decrease)/increase in shareholders' funds                                  (116,837)      (114,645)        226,821

Shareholders' funds/(deficit) at 1 January                                         88,445        203,090        (23,731)
                                                                            --------------    ----------    -----------
Shareholders' (deficit)/funds at 31 December                                     (28,392)         88,445        203,090
                                                                            =============     ==========    ===========


                                  See accompanying notes to consolidated financial statements



Regus Plc

Accounting Policies

Description of business

Regus plc (the "Company"), formerly Regus Business Centres plc, and its consolidated subsidiaries (the "Group") are engaged in the provision of fully serviced business centers offering clients a mix of workstations, conference rooms and related support services. The Group operates an international network of business centers and is divided into four geographic regions, UK & Ireland, Rest of Europe, Americas and Rest of World. Maxon Investments BV ("Maxon") is the ultimate parent company and M L J Dixon, the Chief Executive of the Company, has an effective controlling interest in the equity shares of the Company via Maxon.

On January 14, 2003 the Company, Regus Business Centre Corp., Stratis Business Centers Inc and Regus Business Centre BV (collectively, the "Debtors") filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy code (the "Bankruptcy Code") in the United States Bankruptcy Court of the Southern District of New York (the "Court") under case numbers 03-20026 through 03-20029.

The Debtors are currently operating their business as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and applicable court orders. In general, as debtors-in-possession, the Debtors are authorized under Chapter 11 to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court.

Basis of preparation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United Kingdom ("UK GAAP"), under the historical cost convention. These principles differ in certain significant respects from generally accepted accounting principles in the United States ("US GAAP"). Application of US GAAP would have affected shareholders' funds and results of operations at and for the years ended 31 December 2001 and 2002, to the extent summarised in note 29.

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

Going Concern

Excluding the cash impact from the sale of the UK business, the Group recorded a cash outflow of (pound)9.3 million. At 31 December 2002, the Group had net current liabilities of (pound)60.0 million and net liabilities of (pound)28.6 million. In 2002, Regus UK was the largest cash generative business although, following the disposal of a majority interest in Regus UK in 2002, the Group no longer has access to these cash flows. The remainder of the Regus Group, comprises a mixture of cash positive and cash negative businesses, the most cash negative of which are the US and German businesses.

     a)   United States of America

In the year ended 31 December 2002, Regus' US business recorded an operating loss of (pound)84 million. Regus had invested significantly in new centers on the West Coast of the US in response to demand from technology companies in particular. As the general economic downturn took effect, which was felt most acutely in the technology sector, losses in Regus' US business widened as demand for serviced offices fell. Throughout most of 2002, Regus sought to restructure the terms of its leases and related guarantees through bilateral negotiation with US landlords with the objective of bringing Regus US to cash break-even or better.

Despite substantial progress towards a negotiated settlement, Regus was unable to reach a satisfactory settlement with US landlords within the necessary timeframe and therefore on 14 January 2003 Regus' US subsidiaries, Regus Business Centres Corp. ("Regus US") and Stratis Business Centres Inc. ("Stratis") each filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code in the Court of the Southern District of New York. Regus plc and Regus Business Centre BV, which are holding companies for the Regus Group and have given guarantees in relation to certain leasehold liabilities of the US business, also filed for relief under Chapter 11. Regus plc and Regus Business Centres BV are not engaged in any form of administrative proceedings or other arrangement with creditors outside of the US.

Chapter 11 gives each Regus company which has filed for Chapter 11 legal protection from its US creditors by immediately freezing all pre-existing financial claims of those creditors both in US and non-US courts. Thus, although US landlords may have claims pursuant to guarantees given by either Regus plc or Regus Business Centres BV, notwithstanding that neither Regus entity is US domiciled, any such claims against those entities fall within the jurisdiction of the US Courts and benefit from the protections afforded by Chapter 11.

Under Chapter 11, Regus US is able to elect whether it wishes to affirm or reject leases on a case-by-case basis. To the extent that a lease is rejected, the statutory maximum claim, in respect of future rent that the landlord would have against each of the relevant lessee companies and the relevant guarantor will be limited to the higher of (i) one years rent or (II) 15% of the remaining lease term, not to exceed three years, in each case under the relevant. In the absence of chapter 11, the termination of a lease would require the lessee (or the guarantor) to pay all the rent due on the balance of the lease, subject to any mitigation by the landlord.

Regus US is party to 74 real property leases and a further 8 equipment leases in the US and, through a joint venture company, is party to a further 12 real property leases. Most real property leases have 8-10 years unexpired term. Regus US expects to use the provisions of Chapter 11 to reject some property leases. In respect of the remaining US property leases, including leases held by joint venture companies, negotiations with US landlords are at an advanced stage. These negotiations anticipate modifications to existing leases including reductions in space and/or rent in return for a compensation payment by Regus.

Once negotiations with US landlords and other US creditors are concluded, Regus will prepare a Plan of Re-organisation which will include proposals for the payment of claims and compensation payments. These payments are likely to be paid over an extended period of time out of the projected cash flows of the Regus Group. Once the Plan of Re-organisation has been agreed by US creditors and confirmed by the US court, payment of settlements to US creditors can begin and each Regus Chapter 11 Company can emerge from Chapter 11 protection. The process of preparing, agreeing, filing and approving a Plan of Re-organisation is likely to take a number of months. The Group is conducting its Chapter 11 proceedings in the belief that they will be concluded successfully, that the group will achieve its projected cash flows and thereby be able to meet the Court-approved Plan of Re-organisation.

     b)   Germany

In the year ended 31 December 2002, Regus' German businesses recorded an operating loss before exceptional items of (pound)3.0 million. The German business has also been re-organised with a view to bringing the German business to cash break-even or better on a run rate basis. This re-organisation has involved re-negotiation of certain leases and may result in the closure of one cash negative German subsidiary.

     c)   Other factors

On 30 December 2002, Regus sold a 58% interest in its UK business to Alchemy Partners ("Alchemy"). Alchemy subscribed (pound)16.3 million for new shares and paid Regus (pound)25.6 million for existing shares in the UK business. At the same time, Regus repaid a (pound)10.5 million loan from the UK business, leaving the Regus Group with net cash from the transaction of (pound)15.1 million. In addition, deferred consideration is receivable by Regus in two tranches: the first tranche of up to (pound)10 million is dependant upon the EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation) for the year ended 31 December 2002 and net current liabilities and net cash at 31 December 2002 of the UK business meeting certain parameters; and a second tranche equivalent to 70% of the amount of by which EBITDA exceeds (pound)29 million. Regus is also entitled to receive 42% of any dividends declared by the UK business. The deferred consideration has not been recognised in these financial statements.

         In July 2003, (pound)10 million (unaudited) was received in connection with the first tranche of deferred consideration as set out above.

At 31 December 2002, the Group had available free cash balances of (pound)29.9 million, but no other undrawn bank facilities. Accordingly the Group is reliant upon existing cash resources and operating cash flows to fund ongoing activities.

The financial statements have been prepared on the going concern basis, which assumes that:

     o A Plan of Re-organisation, acceptable to Regus, will be approved by the US creditors and the US courts. A Plan of Re-organisation acceptable to Regus is one which will enable Regus US to achieve cash break-even within a reasonably short timeframe and will result in a payment profile of claims which can be met out of the future cash flows of the Group;

     o Regus' German business will also be successfully restructured so as to achieve cash break-even within a reasonably short time frame; and

     o    No significant deterioration in current trading.

Nevertheless, the outcome of the Chapter 11 proceedings is unpredictable and so there is substantial doubt over the Groups ability to continue as a going concern in its present form. The Directors recognise that there is a risk that continuation as a going concern will not be possible. If the going concern basis were to be an inappropriate basis of preparation, it would be necessary for the expenses of realising the group assets, reducing their values to realisable amounts in these circumstances and provide for unsettled claims to the extent that these are not covered by existing provisions for asset impairments and onerous lease obligations.

Basis of consolidation

The consolidated financial statements include the accounts of the company and all its subsidiary undertakings, which have all been prepared to 31 December 2002. Where subsidiary undertakings are acquired or disposed of during the year, the consolidated profit and loss account includes only the results for the part of the year during which they are subsidiary undertakings.

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

Goodwill

Purchased Goodwill, (representing the excess of the fair value of the consideration given and associated costs over the fair value of the separable net assets acquired) arising on consolidation is capitalized as an intangible fixed asset and amortised to nil by equal annual instalments over its estimated useful life, normally 20 years.

On the subsequent disposal or termination of a business, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill (negative goodwill).

Associates

An associate is an undertaking in which the Group has a long-term interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. The Group's share of its profits less losses of associates is included in the consolidated profit and loss account and its interest in their net assets, other than goodwill, is included in investments in the consolidated balance sheet.

Joint Ventures

A joint venture is an undertaking in which the Group has a long term interest and over which it exercises joint control. The Group's share of the profits less losses of joint ventures is included in the consolidated profit and loss account and its interest in their net assets, other than goodwill, is included in investments in the consolidated balance sheet.

Tangible fixed assets and depreciation

Depreciation is provided on a straight line basis at rates calculated to write off the cost of fixed assets to their estimated residual value over their estimated useful lives at the following rates:

Furniture                           - 5 years
Fixtures and fittings               - shorter of the lease term, the first break
                                        point of the lease or 10
years
Telephones and office equipment     - 5 years
Computer hardware                   - 3 years
Computer software                   - 2 years
Cars                                - 4 years

Fixed asset investments

Fixed asset investments are generally accounted for at cost less provision for impairment.

Sale of Group Undertakings

Consideration for the sale of Group subsidiaries is not recognised until the exact amount has been agreed.

Stocks

Stocks are stated at the lower of cost and net realisable value. Stocks relate to items purchased for resale to customers and to items intended for distribution within the business such as office supplies and marketing materials.

Taxation

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Refurbishment

The terms of most building leases require Regus to make good dilapidation or other damage occurring during the rental period. Accruals for dilapidations are only made when it is known that a dilapidation has occurred. However, due to the nature of the business, centers are maintained to a high standard.

Turnover

Turnover represents the value of services provided to third parties in the year and is exclusive of VAT and similar taxes.

Cost of sales

Cost of sales consists of costs from the individual business centers, including property lease costs, employee costs and start-up costs.

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

For leases which are wholly or partly conditional on the profitability of the center, an estimate is made of the likely rent payable based on profitability in respect of the period up to the date of the first market rent review or first break point in the lease, whichever is sooner, and this is spread on a straight line basis over that period. Any subsequent changes in estimates are spread over the remaining period to the date of the first market rent review or first break point in the lease, whichever is sooner. Amounts payable in respect of profit shares are accrued once a sufficient net surplus has been made which would result in a profit share being paid.

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

Cash and liquid resources

Cash for the purposes of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand. Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of less than one year (other than cash), government securities and investments in money market managed funds.

Notes to the financial statements

1    Segmental reporting

The following tables set out the Group's segmental analysis by geographic region and by established and new centers. Established centers are those that have been open for a period of at least 18 months as at the end of the relevant period and new centers are those that have been open for less than 18 months as at the end of the relevant period. The numbers reported include exceptional costs.

                                        Turnover                       Gross profit/(loss) (center contribution)
                        12 months to    12 months to   12 months to    12 months to   12 months to      12 months
                         31 Dec 2002     31 Dec 2001    31 Dec 2000     31 Dec 2002    31 Dec 2001      to 31 Dec
                                                                                                             2000
                         (pound)'000     (pound)'000    (pound)'000     (pound)'000    (pound)'000    (pound)'000
   Geographical analysis
   United Kingdom &          176,680         215,188        188,862          31,370         56,916         59,619
   Ireland
   Rest of Europe            140,116         151,879        118,933         (20,633)         9,132         29,214
   Americas                   98,109         124,096         94,296         (45,490)       (28,752)        13,850
   Rest of World              30,502          33,459         27,109              46          2,595         (2,390)
                        ------------    ------------   ------------    ------------   ------------   ------------
                             445,407         524,622        429,200         (34,707)        39,891        100,293
                        ============    ============   ============    ============   ============   ============

   Total Group               435,604         512,633        421,125
   Total joint                 9,803          11,989          8,075
   ventures
                        ============    ============   ============

   Established centers       408,121         410,829        293,555         (27,077)        90,859         92,329
   New centers                27,483         101,829        127,570          (7,630)       (50,968)         7,964
                        ------------    ------------   ------------    ------------   ------------   ------------
   Total                     435,604         512,633        421,125         (34,707)        39,891        100,293
                        ============    ============   ============    ============   ============   ============

                                  Operating profit/(loss)                         Net liabilities/assets
                           12 months       12 months      12 months
                           to 31 Dec       to 31 Dec       to 31Dec
                                2002            2001           2000     31 Dec 2002     31Dec 2001     31Dec 2000
                         (pound)'000    (pound) '000   (pound) '000     (pound)'000   (pound) '000    (pound)'000
   Geographical analysis
   United Kingdom &           18,031          44,267         39,193           6,227         46,932         20,852
   Ireland
   Rest of Europe            (39,514)         (8,341)         6,723         (76,478)       (39,183)       (31,622)
   Americas                  (86,179)        (67,937)       (12,389)       (137,421)       (65,110)        (1,924)
   Rest of World              (3,274)         (2,729)       (10,523)        (31,716)       (29,596)       (29,474)
   Other*                    (25,440)        (74,787)       (20,098)        210,756        175,749        244,832
                        -------------  -------------  -------------    ------------   ------------  -------------
                            (136,376)       (109,527)         2,906         (28,632)        88,792        202,664
                        =============  =============  =============    ============   ============  =============

   Total Group              (130,879)       (103,955)         3,933         (27,009)        87,698        198,524
   Total joint
   ventures                   (5,497)         (5,572)        (1,027)         (1,623)         1,094          4,140
                        =============  =============  =============    ============   ============  =============

   Prior year figures have been re-presented to exclude internal management fees.


*    includes non-regional exceptional costs.

     Exceptional charges to the profit and loss account for 2002 by region were: United Kingdom and Ireland credit
     (pound)0.8 million (2001: (pound)1.1 million); Rest of Europe (pound)31.8 million (2001: (pound)13.7 million);
     Americas (pound)47.9 million (2001: (pound)28.0 million); Rest of World (pound)2.5 million (2000: (pound)0.9 million); and, Other (pound)10.7 million (2001: (pound)46.8 million).
     There is no difference between segmental information on an origin basis and on a destination basis.
     The directors are of the opinion that the whole of the turnover is derived from the same class of business.

2     Loss on ordinary activities before tax
                                                                  12 months to      12 months to     12 months to
                                                                   31 Dec 2002       31 Dec 2001      31 Dec 2000
                                                                   (pound)'000      (pound) '000     (pound) '000
      Loss before tax is stated after charging:
      Depreciation of tangible fixed assets:
       - owned assets                                                   40,283            47,827           27,671
       - assets under finance leases                                    16,113            16,060           12,875
      loss/(profit) on sale of fixed assets                                894              (32)            1,520
      Provision for impairment of fixed assets                               -            12,166                -
      (note3)
      Goodwill amortization                                                238               196                -
      Operating leases:
       - property                                                      137,990           191,842          136,969
       - equipment                                                       7,198             9,426            6,033
      Audit fees:
       - company                                                             4                 5                5
       - group                                                             611               782              546
      Non audit fees paid to KPMG:
       - UK companies                                                        -               153              204
       - group                                                             250             1,497              496
       - Business disposal reporting                                       130                 -                -
      Exceptional items (note 3)                                        92,068            90,546            9,501

      Non-exceptional non audit fees are primarily in respect of tax compliance services. In 2000, in addition to the fees above, audit fees of (pound)240,000 and non audit fees of (pound)786,000 paid to KPMG were offset against the share premium account.

3(a)  Exceptional items

Included in the results for the year to 31 December 2002 were pre-tax exceptional charges as follows:

                                                                 31 Dec 2002         31 Dec 2001      31 Dec 2000
                                                                 (pound)'000         (pound)'000      (pound)'000
         Cost of sales:
         Onerous leases, related closure and restructuring            20,130              37,955                -
         costs
         Write-down of tangible assets                                36,842                   -                -

         Administration expenses:
         Onerous leases, related closure and restructuring            34,145               4,955                -
         costs
         Write-down of software assets                                     -               4,566                -
         Impairment of acquisition goodwill                            4,002               4,916                -
         Impairment of investment in own shares                            -              32,621                -
         Aborted business sales and mergers                              722               3,283                -
         Non-recoverable Ryder Cup expenditure                             -               2,250                -
         Business interruption insurance receipt                     (3,773)                   -                -
         Reduction in exercise price on options                                                             9,501
                                                                -------------    - --------------  ---------------
                                                                      92,068              90,546            9,501
                                                                =============    = ==============  ===============

     The impact of exceptional items on tax charge is given in note 8.

3(b) Profit on the sale of group undertakings

     In the year two group undertakings were sold which generated a (pound)22.7 million profit. The most significant transaction was the sale of a 58% interest in the UK business to Alchemy Partners, which contributed (pound)23.0 million. In addition the Romanian business was sold to a franchisee at a small loss of (pound)0.3 million.


4    Profit and loss account of holding company

     Of the loss attributable to shareholders, a loss of (pound)288,043,000 (December 2001: profit of (pound)2,881,000, December 2000: loss of (pound)11,922,000) is dealt with in the accounts of Regus plc. As permitted by Section 230 of the UK Companies Act 1985, the Company has not presented its own profit and loss account.

5     Employees and directors
                                                          12 months to         12 months to          12 months to
                                                           31 Dec 2002          31 Dec 2001           31 Dec 2000
                                                           (pound)'000         (pound) '000          (pound) '000
     Staff costs for the Group during the year
      Wages and salaries                                        58,318               71,672                61,648
      Social security costs
      Pension costs
                                                                 7,958               11,127                 7,851
                                                                   504                  360                   260

                                                          ------------         ------------          ------------
                                                                66,780               83,159                69,759
                                                          ============         ============          ============

     The Group contributes to the personal pension schemes of a small number of employees. The amount which is included within creditors is (pound)16,300 (2001:(pound)18,000, 2000:(pound)44,000).

                                                                 12 months to      12 months to        12 months
                                                                  31 Dec 2002       31 Dec 2001               to
                                                                                                     31 Dec 2000
                                                                       Number            Number           Number
      Average number of people (including executive
      directors) employed
      Centre staff                                                      1,742             1,923            1,525
      Sales staff                                                         269               363              284
      Finance staff                                                       151               170              135
      Other staff                                                         124               200              157

                                                                 ------------      ------------      -----------
                                                                        2,286             2,656            2,101
                                                                 ============      ============      ===========

                                                                 12 months to      12 months to        12 months
                                                                  31 Dec 2002       31 Dec 2001               to
                                                                                                     31 Dec 2000
                                                                 (pound) '000      (pound) '000     (pound) '000
      Directors
      Aggregate emoluments                                                514               562              988
                                                                 ============      ============      ===========
      Company pension payments to money purchase scheme                    48                47               48
                                                                 ============      ============      ===========
      Highest paid director
      Aggregate emoluments                                                160               229              448
                                                                 ============      ============      ===========

      Company pension payments to money purchase scheme                    13                23               28
                                                                 ============      ============      ===========

      Retirement benefits are accruing to three directors under a money purchase scheme. In 2000, two directors received share options under the long term incentive scheme.

      More detailed information on directors emoluments is provided in the report of the Remuneration Committee.

6     Net interest payable and other similar charges

                                                                 12 months to      12 months to      12 months to
                                                                  31 Dec 2002       31 Dec 2001       31 Dec 2000
                                                                  (pound)'000      (pound) '000      (pound) '000
      Interest payable on overdrafts and loans                          4,482               842             7,749
      Interest payable on finance leases                                2,700             3,339             2,867
                                                                 ------------      ------------      ------------
                                                                        7,182             4,181            10,616
      Interest income                                                  (1,917)           (3,877)           (3,863)
      Share of joint venture net interest payable                         139               250                10
                                                                 ------------      ------------      ------------
      Net interest payable and other similar charges                    5,404               554             6,763
                                                                 ============      ============      ============

7.    Taxation

                                                              12 months to 31      2 months to 31      12 months to
                                                                December 2002       December 2001   31 December2000
                                                                  (pound)'000        (pound) '000      (pound) '000
      Current tax
      United Kingdom
      Corporation tax at 30% (2000 & 1999: 30%)                         5,776               5,588             4,402
      Under provision in respect of prior periods                         212                   -                 -

      Foreign tax
      Corporation taxes                                                   852               4,440             4,752
      (Over) / under provision in respect of                              188                   -               (22)
      prior periods

                                                              ----------------     --------------    --------------
      Total current tax                                                 7,028              10,028             9,132
                                                              ================     ==============    ==============

      Deferred tax
      Origination and reversal of timing
      differences
      United Kingdom                                                    (555)                  62               794
      Foreign                                                           (993)                   -                 -

                                                              ----------------     --------------    --------------
      Total deferred tax                                              (1,548)                  62               794
                                                              ----------------     --------------    --------------
      Total tax on loss on ordinary activitities                        5,480              10,090             9,926
                                                              ===============      ==============    ==============

      Approximate gross tax losses to carry
      forward against certain future overseas
      corporation tax liabilities
                                                                      199,536             126,561            76,910
                                                              ===============      ==============    ==============

     No deferred tax has been provided on the unremitted accumulated reserves of the subsidiary undertakings as accumulated reserves of subsidiary undertakings are retained to finance their business.

     At 31 December 2002, the total unremitted accumulated reserves of the subsidiary undertakings were (pound)15,525,000 (2001: (pound)6,168,000 2000: (pound)2,047,000)

     The tax losses above have the following expiration dates:

                                     As at             As at            As at
                               31 Dec 2002       31 Dec 2001      31 Dec 2000
                               (pound)'000      (pound) '000     (pound) '000

      2001                               -                 -              196
      2002                               -               727              757
      2003                           1,850             1,682            2,592
      2004                          11,504            12,395           15,885
      2005                           8,536             8,712            7,574
      2006                           6,487             7,848              397
      2007                           9,321             3,479              482
      2008                         120,251            66,248           27,165
                               ------------     -------------     -----------
                                   157,949           101,091           55,048
      Available indefinitely        41,587            25,470           21,862
                               ------------     -------------     -----------
                                   199,536           126,561           76,910
                               ============     =============     ===========

     A reconciliation of the actual tax charge resulting from applying the UK statutory rate to the loss before tax is as follows.

                                                          12 months to 31       12 months to     12 months to 31
                                                            December 2002   31 December 2001       December 2000
                                                              (pound)'000        (pound)'000         (pound)'000

       Loss on ordinary activities before tax                    (119,064)        (110,081)               (3,857)

       Tax on loss on ordinary activities at 30%                  (35,719)         (33,024)               (1,157)
       (2001: 30%)
       Effects of:
       Expenses not deductable for                                 17,987           26,128                 2,668
       tax purposes
       Profit on disposal of                                       (6,086)               -                     -
       interests in group companies
       Depreciation in excess of                                   10,771            6,541                 3,706
       capital allowances
       Utilization of tax losses                                   (1,084)            (953)               (1,133)
       Losses carried forward to future periods                    20,684           17,938                 6,907
       Difference in tax rates on overseas earnings                    75           (6,602)               (1,837)
      Adjustment to tax charge in respect of prior periods            400                -                   (22)
                                                          ---------------     ------------       ---------------
      Total current tax                                             7,028           10,028                 9,132
      Origination and reversal of timing differences               (1,548)              62                   794
                                                          ---------------     ------------       ---------------
      Actual tax charge                                             5,480           10,090                 9,926
                                                          ===============     ============       ===============

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

     The 2002, 2001 and 2000 diluted shares were not included in the computation of diluted earnings per share due to losses in those years, resulting in options being antidilutive.

     The following summarizes the calculation of loss per share for the years ended 31 December 2000, 2001 and 2002:

                                                                       31 Dec 2002     31 Dec 2001     31 Dec2000
      Loss for the year                                 ((pound)'000)     (123,399)       (118,238)       (13,530)

      Weighted average ordinary shares in Issue            ('000's)        564,052         563,528        497,889
             - basic and diluted
                                                                      -------------   -------------  ------------
      Loss per ordinary share - basic and diluted               (p)          (21.9)          (21.0)          (2.7)
                                                                      =============   =============  ============



9     Goodwill
                                                              (pound) '000
      Cost
      At 1 January 2002                                            9,419
      Additions                                                       12
      Exchange differences                                           (84)
                                                                --------
      At 31 December 2002                                          9,347
                                                                ========

      Amortization
      At 1 January 2002                                            5,112
      Charge for the period                                          238
      Impairment                                                   4,002
      Exchange differences                                            (5)
                                                                --------
      At 31 December 2002                                          9,347
                                                                ========
                                                                --------
      Net book value at 31 December 2002                               -
                                                                --------
      Cost
      At 1 January 2001                                                -
      Additions                                                    9,496
      Exchange differences                                           (77)
                                                                --------
      At 31 December 2001                                          9,419
                                                                ========

      Amortization
      At 1 January 2001                                                -
      Charge for the period                                          196
      Impairment                                                   4,916
                                                                --------
      At 31 December 2001                                          5,112
                                                                ========

                                                                --------
      Net book value at 31 December 2001                           4,307
                                                                --------

     In April 2001 the Group acquired three subsidiaries for a total consideration of (pound)9.1 million: Stratis Business Centres Inc in the US and Satellite and Skyport Business Centres in the Netherlands, consisting of (pound)5.7 million cash and shares of (pound)3.4 million. The net liabilities of the companies at the date of acquisition were (pound)0.3 million resulting in goodwill on acquisition of (pound)9.4 million. There were no material fair value adjustments. Subsequently the directors have determined that there has been an total impairment in the value of goodwill arising from acquisitions and, accordingly, it is prudent that the goodwill be written down. .

10    Tangible fixed assets

                                                           Furniture &      Computers         Motor         Total
                                                              fittings                     vehicles
                                                           (pound)'000    (pound)'000    (pound)'000  (pound)'000
      Cost
      At 1 January 2001                                        244,693         21,497            422      266,612
      Exchange differences                                      (2,328)          (183)            (2)      (2,513)
      Additions                                                115,230         13,248             55      128,533
      Acquisitions                                                 676            136              -          812
      Disposals                                                 (3,844)        (2,272)          (187)      (6,303)
                                                     -----------------  -------------    -----------  ----------
      At 31 December 2001                                      354,427         32,426            288      387,141
                                                     -----------------  -------------    -----------  ---------

      Aggregate depreciation
      At 1 January 2001                                         65,272          7,690            197       73,159
      Exchange differences                                        (997)           (89)             -       (1,086)
      Charge for the period                                     53,091         10,698             98       63,887
      Provision for impairment                                   7,600          4,566              -       12,166
      Disposals                                                   (980)        (2,188)          (116)      (3,284)
                                                     -----------------  -------------    -----------  -----------
      At 31 December 2001                                      123,986         20,677            179      144,842
                                                     -----------------  -------------    -----------  -----------

      Net book value at 31 December 2001                       230,441         11,749            109      242,299
                                                     =================  =============    ===========  ===========

      Cost
      At 1 January 2002                                        354,427         32,426            268      387,141
      Exchange differences                                     (10,221)          (686)                    (10,907)
      Additions                                                 18,202          2,063                      20,265
      Business disposals                                      (136,873)        (6,963)                   (143,836)
      Other disposals                                           (3,680)        (4,881)          (160)      (8,721)
                                                     -----------------  -------------    -----------  -----------
      At 31 December 2002                                      221,855         21,959            128      243,942
                                                     -----------------  -------------    -----------  -----------

      Aggregate depreciation
      At 1 January 2002                                        123,986         20,677            179      144,842
      Exchange differences                                      (3,294)          (448)             1       (3,741)
      Charge for the period                                     49,069          7,290             37       56,396
      Business disposals                                       (70,840)        (6,066)             -      (76,906)
      Provision for impairment                                  36,842              -              -       36,842
      Disposals                                                 (2,275)        (4,862)          (126)      (7,263)
                                                     -----------------  -------------    -----------  -----------
      At 31 December 2002                                      133,488         16,591             91      150,170
                                                     -----------------  -------------    -----------  -----------

      Net book value at 31 December 2002                        88,367          5,368             37       93,772
                                                     =================  =============    ===========  ===========

The impairment provision has been calculated as follows:

     - where a center has been identified for closure or partial closure the fixed assets concerned have been fully written down.

     - For others with a negative EBITDA in 2002 and an anticipated negative EBITDA for 2003 the total fixed asssets have been written down to the expected cash flows for the five year period 2003 to 2007, discounted at a rate of 7%

     The net book value of tangible fixed assets includes an amounts in respect of fixed assets held under finance leases as follows:

                                                          Group           Group
                                                    31 Dec 2002     31 Dec 2001
                                                    (pound)'000     (pound)'000
      Cost                                               58,217          96,282
      Depreciation                                      (28,114)        (43,169)
                                                    ------------    -----------
      Net book value                                     30,103          53,113
                                                    ============    ===========

11    Investments

                               Investment           Group          Group          Group        Group          Company
                                   in own        interest       interest          other        Total        shares in
                                   shares              in       in joint    investments                         group
                                               associates       ventures                                 undertakings
                              (pound)'000     (pound)'000    (pound)'000    (pound)'000  (pound)'000      (pound)'000
      At 1 January 2001            47,021               -          4,134              6       51,161            5,631
      Exchange differences              -               -            154              -          154                -
      Additions                         -               -          2,631             27        2,658                -
      Revaluation                 (1,821)               -              -              -      (1,821)                -
      Provision for              (41,395)               -              -              -     (41,395)                -
      impairment
      Share of loss retained            -               -        (5,825)              -      (5,825)                -
                              -----------    ------------   ------------   ------------    ---------    -------------
      At 1 January 2002             3,805               -          1,094             33        4,932            5,631

      Exchange Differences              -               -            (6)            (4)         (10)                -
      Additions                         -          12,458            746              -       13,204            6,205
      Disposals                         -               -          2,181              -        2,181          (5,631)
      Provision for                     -               -              -              -            -          (6,204)
      impairment
      Share of loss retained            -               -        (5,638)              -      (5,638)                -
                              -----------    ------------   ------------   ------------    ---------    -------------
      At 31 December 2002           3,805          12,458        (1,623)             29       14,669                1
                              ===========    ============   ============   ============    =========    =============

      *The nominal value of the Group's investment in own shares is (pound)0.9 million. Note 22 provides details of investments in own shares.

Details of investments in subsidiary companies are given in section 30.

                                                            Group          Group
                                                      31 Dec 2002    31 Dec 2001
      Results of Regus UK                             (pound)'000    (pound)'000

      Turnover                                                  -              -
      --------------------------------------------------------------------------
      Profit before tax                                         -              -
      Taxation                                                  -              -
      --------------------------------------------------------------------------
      Profit after tax                                          -              -
      --------------------------------------------------------------------------
      Fixed assets                                         27,090              -
      Current Assets                                       24,296              -
      Liabilities due within one year                    (38,520)              -
      Liabilities due after one year                        (408)              -
      --------------------------------------------------------------------------
      Net Assets                                           12,458              -
      --------------------------------------------------------------------------

12 Debtors

      Amounts falling due within one year

                                                     31 Dec 2002     31 Dec 2001     31 Dec 2000
                                                     (pound)'000     (pound)'000     (pound)'000

      Trade debtors                                       21,622          45,103          60,990
      Amounts owed by participating interest               1,966           4,136           1,862
      Other debtors                                       20,449          30,144          29,940
      Prepayments and accrued income                      10,331          23,804          26,364
      VAT recoverable                                      4,657          11,101          10,521
                                                     -----------   -------------  --------------
                                                          59,025         114,288         129,677
                                                     -----------   -------------  --------------

      Amounts falling due after one year

                                                     31 Dec 2002     31 Dec 2001     31 Dec 2000
                                                     (pound)'000     (pound)'000     (pound)'000

      Amounts owed by participating interest                   -           3,000               -
                                                     -----------   -------------  --------------
                                                               -           3,000               -
                                                     -----------   -------------  --------------
      Total debtors                                       59,025         117,288         129,677
                                                     ===========   =============  ==============

      An allowance for bad and doubtful debts is recorded at the end of each year based upon the expected collectability of all trade receivables. An analysis of the bad and doubtful debt provision is as follows:

                                                           31 Dec 2002     31 Dec 2001
                                                           (pound)'000     (pound)'000
      Opening balance                                            2,858           1,701
      Additional charges to profit and loss account              3,243           1,916
      Provision utilisation                                       (107)           (724)
      Provision released on the sale of business                (3,576)              -
      Exchange difference                                           24             (35)
                                                         --------------    -----------
      Closing balance                                            2,442           2,858
                                                         =============     ===========


13    Creditors - amounts falling due within one year

                                                           31 Dec 2002      31 Dec 2001
                                                           (pound)'000      (pound)'000
      Bank loans and overdrafts                                  4,079            6,018
      Non-convertible bond                                           -           40,000
      Other loans                                                  699              724
      Obligations under finance leases                          11,788           14,909
      Trade creditors                                           29,188           44,452
      Customer deposits                                         36,430           72,584
      Other tax and social security                              4,439           12,364
      Corporation tax                                           10,529           13,396
      Deferred income                                           20,351           31,847
      Deferred landlord contributions                            1,241            7,195
      Rent accruals                                             37,424           65,715
      Other accruals                                            18,150           31,818
      Other creditors                                            3,645            3,370
                                                         -------------     ------------
                                                               177,963          344,392
                                                         ==============    ============

     Certain bank loans are secured on the assets of the applicable subsidiaries and bear interest at commercial rates. All other creditors are unsecured and non-interest bearing.

14   Creditors - amounts falling due after more than one year

                                          31 Dec 2002     31 Dec 2001
                                          (pound)'000     (pound)'000
      Bank loans                                    5               8
      Loan from associate                       5,000               -
      Other loans                               1,262           1,322
      Obligations under finance leases         13,393          23,064
      Accruals and deferred income                 98             365
      Other creditors                              38              47
                                         ------------     -----------
                                               19,796          24,806
                                         ============     ===========

    Certain bank loans are secured on the assets of the applicable subsidiaries and bear interest at local commercial rates.

     The loan from associate incurs interest at a [insert rate here] and is repayable after ten years.

     All other creditors are unsecured and non-interest bearing.

     As at 31 December 2002 the Group had no other available credit facilities (December 2001: nil).


15     Maturity of debt

     The maturity profile of the carrying amount of the Group's financial liabilities as at 31 December was as follows:

                                  Non-convertible     Bank loans                            Finance
                                             bond   & overdrafts         Other Loans         leases           Total
                                      31 Dec 2002    31 Dec 2002         31 Dec 2002    31 Dec 2002     31 Dec 2002
                                      (pound)'000    (pound)'000        (pound) '000    (pound)'000     (pound)'000
       Within 1 year                            -          4,079                 699         11,788          16,566
       Between 1 and 2 years                    -              4                 225          7,654           7,883
       Between 2 and 5 years                    -              1                 658          5,375           6,034
       In 5 years or more                       -              -               5,379            364           5,743
                                -----------------  -------------     ---------------  -------------     -----------
                                                -          4,084               6,961         25,181          36,226
                                =================  =============     ===============  =============     ===========

                                  Non-convertible     Bank loans                            Finance
                                             bond   & overdrafts         Other Loans         leases           Total
                                      31 Dec 2001    31 Dec 2001         31 Dec 2001    31 Dec 2001     31 Dec 2001
                                      (pound)'000    (pound)'000         (pound)'000    (pound)'000     (pound)'000
       Within 1 year                       40,000          6,018                 724         14,909          61,651
       Between 1 and 2 years                    -              4                 260         11,231          11,495
       Between 2 and 5 years                    -              4                 716         11,196          11,916
       In 5 years or more                       -              -                 346            637             983
                                  ---------------    -----------      --------------  -------------     -----------
                                           40,000          6,026               2,046         37,973          86,045
                                  ===============    ===========      ==============  =============     ===========

     The following provides additional disclosure for bank loans and overdrafts and other loans:

                                                                                      31 Dec 2002       31 Dec 2001
                                                                                      (pound)'000       (pound)'000
       Within 1 year                                                                        4,778            46,742
       Between 1 and 2 years                                                                  229               264
       Between 2 and 3 years                                                                  203               221
       Between 3 and 4 years                                                                  146               383
       Between 4 and 5 years                                                                  310               116
       After 5 years                                                                        5,379               346
                                                                                      -----------       -----------
                                                                                           11,045            48,072
                                                                                      ===========       ===========

     The following provides additional finance lease disclosure including the interest components of future minimum lease payments (company nil):

                                                         31 Dec 2002    31 Dec 2001     31 Dec 2000
                                                         (pound)'000    (pound)'000     (pound)'000
      Within 1 year                                           13,440         17,370          11,966
      Between 1 and 2 years                                    8,656         12,597          11,967
      Between 2 and 3 years                                    3,762          8,188           7,862
      Between 3 and 4 years                                    1,050          3,403           1,970
      Between 4 and 5 years                                      491            569           1,379
      After 5 years                                              650            492           1,118
                                                         -----------    -----------     -----------
      Total commitment                                        28,049         42,619          36,262
      Less amounts representing interest                     (2,868)        (4,646)         (4,498)
                                                         -----------    -----------     -----------
      Present value of future minimum lease payments          25,181         37,973          31,764
      Within 1 year                                           11,788         14,909          10,614
                                                         -----------    -----------     -----------
      After 1 year                                            13,393         23,064          21,150
                                                         ===========    ===========     ===========

16     Provisions for liabilities and charges

                                                                       Onerous lease           Total
                                                        Deferred tax     obligations
                                                        (pound) '000    (pound) '000    (pound) '000
       At 1 January 2002                                         856          27,446          28,302
       Provided in year                                            -          50,785          50,785
       Utilized in year                                      (1,506)        (19,250)        (20,756)
       Provisions released on the sale of                          -           (563)           (563)
       business
       Exchange differences                                        1           (527)           (526)
                                                        ------------   -------------   -------------
       At 31 December 2002                                     (649)          57,891          57,242
                                                        ------------   -------------   -------------
       Amounts falling due within one year                         -          17,214          17,214
       Amounts falling due after one year                      (649)          40,677          40,028

       At 1 January 2001                                         794               -             794
       Provided in year                                           62          28,165          28,227
       Exchange differences                                        -           (719)           (719)
                                                        ------------   -------------   -------------
       At 31 December 2001                                       856          27,446          28,302
                                                        ------------   -------------   -------------
       Amounts falling due within one year                         -          19,953          19,953
       Amounts falling due after one year                        856           7,493           8,349

       There is no unprovided deferred tax liability (note 7)

17     Called up share capital

                                                         31 Dec 2002    31 Dec 2001     31 Dec 2000
                                                         (pound)'000    (pound)'000     (pound)'000
       Authorised
       800,000,000 (2001: 800,000,000)
         ordinary shares of 5p each                           40,000         40,000          40,000
                                                         -----------    -----------     -----------

       Allotted and fully paid
       582,193,517 (2001: 582,112,320)
         ordinary shares of 5p each                           29,110         29,106          29,034
                                                         -----------    -----------     -----------

     During 2002, 81,197 new ordinary shares of 5 pence each were issued in respect of exercised share options, see note 22.

     As at 31 December 2002 warrants for 5,000,000 shares with an exercise price of 5 pence per share were held by the convertible debenture holders. These were granted in January 2002 to those who took up the company's (pound)40 million convertible bond offer in December 2001. These are exercisable at any time between 14 February 2003 and 14 February 2005. Warrants for 2,500,000 shares have been exercised so far in 2003.

     In April 2001, 1,388,895 new ordinary shares of 5 pence each were issued for a total consideration of (pound)3,486,750 in respect of the acquisition of Stratis Business Centres Inc.

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

     18   Share premium account (non distributable)

                                                         31 Dec 2002          31 Dec 2001         31 Dec 2000
                                                         (pound)'000         (pound) '000        (pound) '000
       At 1 January                                          279,765              279,858              46,283
       Premium on issue of shares during period                    -                    -             251,483
       Issue costs*                                                -                  (93)            (17,908)
                                                         ----------------------------------------------------
       At 31 December                                        279,765              279,765             279,858
                                                         ====================================================

     * Issue costs for 2001 relate to additional costs associated with the Initial Public Offering in 2000.

19    Reserves
                                                       Profit and loss        Other (non
                                                                          distributable)
                                                           (pound)'000       (pound)'000
      At 1 January 2001                                      (106,417)               615

      Retained loss for the period                           (118,238)                 -
      Premium on shares issued for acquisitions                      -             3,417
      Transfer to/from captial reserve                            (34)                34
      Exchange differences                                         207               (10)
                                                         -------------     -------------
      At 1 January 2002                                       (224,482)            4,056

      Loss for the period                                     (123,399)                -
      Reclassify fair value of warrant interest
        to non-distributable reserves                                -             2,450
      Transfer to/from captial reserve                              19               (19)
      Exchange differences                                       4,087                21
                                                         -------------     -------------
      At 31 December 2002                                     (343,775)            6,508
                                                         =============     =============

20     Cash flow statement

      (a) Reconciliation of operating profit to net cash inflow from operating activities

                                                                    12 months to       12 months to        12 months to
                                                                     31 Dec 2002        31 Dec 2001         31 Dec 2000
                                                                     (pound)'000       (pound) '000        (pound) '000
       Continuing operating activities
       Operating (loss)/profit                                          (130,879)          (103,955)              3,933
       Depreciation charge                                                56,074             63,887              40,546
       Goodwill amortization                                                 238                196                   -
       Loss/(profit) on disposal of fixed assets                             894                (32)              1,520
       Impairment of goodwill                                              4,002              4,916                   -
       Impairment of fixed assets                                         36,842             12,166                   -
       Impairment of investment in own shares                                  -             41,395                   -
       Increase in provisions                                             31,548             28,165                   -
       Decrease/(increase) in stocks                                         104               (109)                (33)
       Decrease/(increase) in debtors                                     25,114             17,208             (58,228)
       (Decrease)/increase in creditors                                  (34,720)           (19,841)            130,161
                                                                    ------------       ------------        ------------
       Net cash (outflow)/inflow from continuing operating
       activities                                                        (10,783)            43,996             117,899
                                                                    ============       ============        ============

       The cash outflow includes a (pound)16,603,000 outflow (2001: outflow (pound)12,144,000) relating to the exceptional item charged during the year (see note 3).

      (b) Financing and management of liquid resources

                                                                    12 months to       12 months to        12 months to
                                                                     31 Dec 2002        31 Dec 2001         31 Dec 2000
                                                                     (pound)'000       (pound) '000        (pound) '000
       Management of liquid resources
       New cash deposits                                                 (18,603)           (50,981)            (95,897)
       Repayment of cash deposits                                         74,029             96,624              17,185
                                                                    ------------       ------------        ------------
                                                                          55,426             45,643             (78,712)
                                                                    ============       ============        ============
       Financing
       New loans                                                           5,850             42,180              13,945
       Repayment of loans                                                (41,063)            (4,566)           (116,325)
       Payment of prinicipal under finance leases                        (13,979)           (16,793)            (14,702)
       Issue of equity shares                                             16,916              1,985             253,756
       Issue costs                                                             -                (92)            (17,908)
                                                                    ------------       ------------        ------------
                                                                         (32,276)            22,714             118,766
                                                                    ============       ============        ============

      (c) Reconciliation of net cash flow to movement in net funds/(borrowings)

                                                                    12 months to       12 months to        12 months to
                                                                     31 Dec 2002        31 Dec 2001         31 Dec 2000
                                                                     (pound)'000       (pound) '000        (pound) '000
       Increase/(decrease) in cash in the period                           6,279             (7,569)             15,865
       Cash outflow/(inflow) from change in borrowings and                49,192            (20,821)            117,082
       finance leases
       Cash (inflow)/outflow from change in liquid resources             (55,426)           (45,643)             78,712
                                                                    ------------       ------------        ------------
       Change in net funds/(borrowings) resulting from cash                   45            (74,033)            211,659
       flows
       Acquisitions                                                       (6,651)              (783)                  -
       Other non-cash items:
       New finance leases                                                 (4,446)           (22,901)            (23,574)
       Translation difference                                              2,407             (1,267)              1,830
                                                                    ------------       ------------        ------------
       Movement in net funds/borrowings in the period                     (8,645)           (98,984)            189,915
       Net funds/(borrowings)/funds at 1 January                          31,029            130,013             (59,902)
                                                                    ------------       ------------        ------------
       Net funds/(borrowings) at 31 December                              22,384             31,029             130,013
                                                                    ============       ============        ============


      (d) Analysis of changes in net funds/(borrowings) in the period

                                                                  Acquisitions    Other non-
                                        At 1 Jan                           and          cash        Exchange     At 31 Dec
                                            2002      Cashflow       disposals       changes       movements          2002
                                    (pound) '000  (pound) '000     (pound)'000  (pound) '000    (pound) '000  (pound) '000
    Cash at bank and in hand              24,247         4,833               -            (2)            (13)       29,065
    Overdrafts                            (2,781)        1,446               -             -              82        (1,253)
                                      ----------  ------------  --------------  ------------   -------------   -----------
                                          21,466         6,279               -            (2)             69        27,812
    Debt due after 1 year                 (1,330)       (5,671)              -           744              (9)       (6,266)
    Debt due within 1 year               (43,961)       40,883               -          (745)            297        (3,526)
    Finance leases due after 1 year      (23,064)       11,103             408        (2,898)          1,058       (13,393)
    Finance leases due within 1 year     (14,909)        2,877             941        (1,547)            850       (11,788)
                                      ----------  ------------  --------------  ------------   -------------   -----------
                                         (83,264)       49,192           1,349        (4,446)          2,196       (34,973)
    Liquid resources                      92,827       (55,426)         (8,000)            2             142        29,545
                                      ----------  ------------  --------------  ------------   -------------   -----------
                                          31,029            45          (6,651)       (4,446)          2,407        22,384
                                      ==========  ============  ==============  ============   =============   ===========


                                                                      Other non-
                                        At 1 Jan                            cash        Exchange       At 31 Dec
                                            2001      Cashflow           changes       movements            2001
                                    (pound) '000  (pound) '000      (pound) '000    (pound) '000    (pound) '000
    Cash at bank and in hand              31,432        (5,983)              -            (1,202)         24,247
    Overdrafts                            (1,203)       (1,586)              -                 8          (2,781)
                                     ------------  -----------    ------------     --------------    ------------
                                          30,229        (7,569)              -            (1,194)         21,466
    Debt due after 1 year                 (1,487)           91               -                30          (1,330)
    Debt due within 1 year                (5,354)      (37,705)           (783)              (36)         (43,961)
    Finance leases due after 1 year      (21,150)       11,430               -              (109)         (23,064)
    Finance leases due within 1 year     (10,614)        5,363               -               (39)         (14,909)
                                     ------------  -----------    ------------     --------------    ------------
                                         (38,605)      (20,821)           (783)             (154)        (83,264)
    Liquid resources                     138,389       (45,643)              -                81          92,827
                                     ------------  -----------    ------------     --------------    ------------
                                         130,013       (74,033)          (783)            (1,267)         31,029
                                     ===========   ===========    ============     ==============    ============


                                                                    Other non-
                                        At 1 Jan                          cash          Exchange       At 31 Dec
                                            2000      Cashflow         changes         movements            2000
                                    (pound) '000  (pound) '000    (pound) '000      (pound) '000    (pound) '000
    Cash at bank and in hand              16,426         8,030           6,583               393          31,432
    Overdrafts                            (1.923)        7,835          (7,229)              114          (1,203)
                                     ------------   ----------    ------------     -------------     -----------
                                          14,503        15,865            (646)              507          30,229
    Debt due after 1 year                (82,738)      (10,076)         91,387               (60)         (1,487)
    Debt due within 1 year               (24,353)      112,456         (93,852)              395          (5,354)
    Finance leases due after 1 year      (13,674)        6,534         (14,000)              (10)        (21,150)
    Finance leases due within 1 year      (9,314)        8,168          (9,377)              (91)        (10,614)
                                     ------------   ----------    ------------     -------------     -----------
                                        (130,079)      117,082         (25,842)              234         (38,605)
    Liquid resources                      55,674        78,712           2,914             1,089         138,389
                                     ------------   ----------    ------------     -------------     -----------
                                         (59,902)      211,659         (23,574)            1,830         130,013
                                     ============   ==========    ============     =============     ===========

     Liquid resources at 31 December 2002 include cash held on deposit of which (pound)2.6 million (December 2001: (pound)3.2 million, December 2000:
     (pound)40.9 million) relates to collateral against bank loans and (pound)26.1 million (December 2001: (pound)28.4 million, December 2000:
     (pound)35.4 million) relates to deposits which are held by banks as security for the issuance of bank guarantees to support lease commitments by Regus operating companies. These amounts are blocked and are not available for use by the business.

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

     31 December 2002

                                                                                         Weighted           Weighted
                                                                                          average            average
                                    At           At                                         fixed         period for
                              floating        fixed   Non-interest                       interest         which rate
                                 rates        rates        bearing           Total           rate           is fixed
                           (pound)'000  (pound)'000    (pound)'000     (pound)'000              %              Years
     Financial
     liabilities
     Euro                       (1,533)      (5,036)             -          (6,569)           7.7               1.9
     Japanese Yen                    -         (547)             -            (547)           6.6               0.6
     Sterling                   (5,000)           -              -          (5,000)             -                 -
     US Dollar                    (745)     (18,645)             -         (19,390)           8.8               1.2
     Others                     (3,767)        (953)             -          (4,720)          11.0               2.3
                           ------------    ---------    -----------    ------------    -----------    --------------
                               (11,045)     (25,181)             -         (36,226)

     Financial assets
     Chinese Rmb                   731            -              -             731              -                 -
     Euro                       15,978            -              -          15,978              -                 -
     Japanese Yen                  372            -              -             372              -                 -
     Sterling                   30,046            -              -          30,046              -                 -
     US Dollar                   5,578            -              -           5,578              -                 -
     Others                      5,905            -              -           5,905              -                 -
                           ------------    ---------    -----------    ------------    -----------    --------------
                                58,610            -              -          58,610
                           ------------    ---------    -----------    ------------
                                47,565      (25,181)             -          22,384
                           ============    =========    ===========    ============

     Of which:
     Liquid resources           29,545            -              -          29,545
     Gross borrowings          (11,045)     (25,181)             -         (36,226)
     Cash                       29,065            -              -          29,065
                           ------------    ---------    -----------    ------------
                                47,565      (25,181)             -          22,384
                           ============    =========    ===========    ============

     31 December 2001

                                                                                         Weighted          Weighted
                                                                                          average           average
                                    At           At                                         fixed        period for
                              floating        fixed    Non-interest                      interest     which rate is
                                 rates        rates         bearing          Total           rate             fixed
                           (pound)'000  (pound)'000     (pound)'000    (pound)'000              %             Years
     Financial liabilities
     Euro                       (3,380)      (5,552)              -         (8,932)           7.7               2.3
     Japanese Yen                    -       (1,067)              -         (1,067)           6.6               1.3
     Sterling                        -      (42,926)              -        (42,926)           5.5               1.0
     US Dollar                       -      (28,428)              -        (28,428)           8.8               2.0
     Others                     (4,692)           -               -         (4,692)          11.0               2.4
                           ------------  -----------  --------------  -------------  =============   ===============
                                (8,072)     (77,973)              -        (86,045)

     Financial assets
     Australian Dollars            812            -               -            812              -                 -
     Euro                       21,518            -               -         21,518              -                 -
     Japanese Yen                  511            -               -            511              -                 -
     Sterling                   80,904            -               -         80,904              -                 -
     US Dollar                   8,511            -               -          8,511              -                 -
     Others                      4,818            -               -          4,818              -                 -
                           ------------  -----------  --------------  -------------  =============   ===============
                               117,074            -               -        117,074
                           ------------  -----------  --------------  -------------
                               109,002      (77,973)              -         31,029
                           ============  ===========  ==============  =============

     of which:
     liquid resources           92,827            -               -         92,827
     gross borrowings           (8,072)     (77,973)              -        (86,045)
     cash                       24,247            -               -         24,247
                            -------------  -----------  -------------   -------------
                               109,002      (77,973)              -         31,029
                            =============  ===========  =============   =============

     The sterling fixed rate liabilities include (pound)40 million five per cent non-convertible bonds. Once fair value of the warrants issued in February 2002 is considered in accordance with FRS4, the effective annual finance charge is 17 per cent.

     Maturity analysis of undrawn committed borrowing facilities

     The Group had no undrawn committed borrowing facilities available at the 31 December 2002 or 2001.

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

     31 December 2002

                                    Net foreign currency monetary assets/(liabilities)
                                           Euro       Japenese       Sterling           US        Others          Total
                                                           Yen                      Dollar
                                    (pound)'000    (pound)'000    (pound)'000  (pound)'000   (pound)'000    (pound)'000
     Functional currency of Group
     operation
     Euro                                     -              -            (82)         135          (176)          (123)
     Sterling                            (8,742)             -              -       (1,586)        2,225         (8,103)
     US Dollar                               (3)             -              -            -           242            239
     Others                              (4,538)             -              1       (3,217)         (692)        (8,446)
                                    ------------    -----------    -----------    ---------     ---------    -----------
                                        (13,283)             -            (81)      (4,668)        1,599        (16,433)
                                    ============    ===========    ===========    =========     =========    ===========

     31 December 2001

                                    Net foreign currency monetary assets/(liabilities)
                                           Euro       Japenese       Sterling           US        Others          Total
                                                           Yen                      Dollar
                                    (pound)'000    (pound)'000    (pound)'000  (pound)'000   (pound)'000    (pound)'000
     Functional currency of Group
     operation
     Euro                                     -         10,976            (56)      66,572         2,053         79,545
     Sterling                               817              -              -       (3,349)        6,458          3,926
     US Dollar                              (43)             -              -            -         1,196          1,153
     Others                              (4,123)             -           (137)      (7,712)       (1,245)       (13,217)
                                     -----------  -------------   -------------  -----------  -----------   -------------
                                         (3,349)        10,976           (193)      55,511         8,462         71,407
                                     ===========  =============   =============  ===========  ===========   =============

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

                                                       Book value          Fair value        Book value      Fair value
                                                      31 Dec 2002         31 Dec 2002       31 Dec 2001     31 Dec 2001
                                                      (pound)'000         (pound)'000       (pound)'000     (pound)'000
     Primary financial instruments held or
     issued to finance the Group's operations
     Short-term borrowings                                (16,567)            (15,504)          (61,651)        (60,499)
     Long-term borrowings                                 (19,659)            (15,899)          (24,394)        (17,712)
     Short-term deposits                                   29,545              29,545            92,827          92,827
     Cash at bank and in hand                              29,065              29,065            24,247          24,247
                                                 -----------------     ---------------  ----------------   -------------

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

     At 31 December 2002, the trust held 18,120,670 shares in Regus plc (note
     11). The market value at 31 December 2002 was (pound)1.9 million. Costs incurred by the trust are expensed in the profit and loss account. The trust has subsequently sold 12 million shares.

     At 31 December 2002, awards over a total of 23,809,949 (December 2001:
     25,317,932) shares, net of lapses, had been granted to employees. The awards have been issued in 14 tranches and some of the awards had been granted subject to the performance of the Group (performance awards). Details of the awards are provided below:

                                                      Exercise  31 Dec 2001                                     31 Dec 2002
     Award Type                               Date       price    Number of        New      Lapses    Exercise    Number of
                                       exercisable   ((pound))       awards     Awards                  awards       awards
     -----------------------------------------------------------------------------------------------------------------------

     Performance              1 Jan 03 to 1 Jan 07      1.455     8,312,868          -     (325,430)         -    7,987,438
     awards
                              1 Jan 04 to 1 Jan 08      2.600       971,034          -      (12,506)         -      958,528
                            26 Mar 04 to 26 Mar 06      2.560     1,391,537          -     (470,418)         -      921,119
                             8 Jun 04 to 26 Mar 06      2.560       301,491          -      (42,967)         -      258,524
                             8 Jun 04 to 26 Mar 06      2.275        84,876          -            -          -       84,876
                                         29 Aug 04      0.475        50,000          -            -          -       50,000
                                         12 Nov 04      0.335       195,000          -            -          -      195,000
                            31 Dec 05 to 28 Aug 12      0.068             -    500,000            -          -      500,000
     Non-performance          1 Jan 03 to 1 Jan 07      1.455     5,916,803          -     (700,689)         -    5,216,114
     awards
                              1 Jan 03 to 1 Jan 06      0.050     3,160,555          -     (245,812)   (81,197)   2,833,546
                              1 Jan 04 to 1 Jan 08      2.600     1,728,768          -     (290,562)         -    1,438,206
                                         29 Aug 04      0.475        50,000          -            -          -       50,000
                                         12 Nov 04      0.335     3,155,000          -     (130,000)         -    3,025,000
                            28 Feb 05 to 27 Feb 12      0.248             -    155,000            -          -      155,000
                            28 Mar 05 to 27 Mar 12      0.440             -     55,512            -          -       55,512
                            30 May 05 to 29 May 12      0.385             -     81,086            -          -       81,086
                                                              --------------------------------------------------------------
                                                                 25,317,932    791,598   (2,218,384)   (81,197)   23,809,949
                                                              ==============================================================

     In addition at 31 December 2002, awards over 623,215 American Depository Shares (December 2001: 547,369), net of lapses, had been granted to employees. The awards have been issued in six tranches and some of the awards had been granted subject to the performance of the Group (performance awards). Details of the awards are provided below:

                                                      Exercise  31 Dec 2001                                     31 Dec 2002
     Award Type                               Date       price    Number of        New      Lapses    Exercise    Number of
                                       exercisable         ($)       awards     Awards                  awards       awards

     Performance        26 March 04 to 26 March 06     18.188       134,741          -      (63,096)         -       71,645
     awards
                          8 June 04 to 26 March 06     18.188        99,679          -      (42,058)         -       57,621
                          8 June 04 to 26 March 06     16.200        83,949          -            -          -       83,949
                                         29 Aug 04      3.290        73,000          -            -          -       73,000
                            31 Dec 05 to 29 May 09      2.810             -    200,000            -                 200,000
     Non-performance
     awards                              29 Aug 04      3.290        20,000          -      (10,000)         -       10,000
                                         12 Nov 04      2.300       136,000          -      (10,000)         -      126,000
                            29 Feb 05 to 27 Feb 12      2.000             -      1,000            -          -        1,000
                                                              --------------------------------------------------------------
                                                                    547,369    201,000     (125,154)         -      623,215
                                                              ==============================================================

     The Group also operates a SAYE share ownership plan however the number of shares involved is immaterial.

23   Capital commitments

                                                     31 Dec 2002    31 Dec 2001
                                                     (pound)'000    (pound)'000
     Contracts placed for future capital
     expenditure not provided in the                         925          5,246
     financial statements

24   Operating lease commitments

     At 31 December the Group has lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years.

                                                     Vehicles,                                  Vehicles,
                                      Property       plant and         Total      Property      plant and        Total
                                        31 Dec       equipment   31 Dec 2002   31 Dec 2001      equipment       31 Dec
                                          2002     31 Dec 2002                                31 Dec 2001         2001
                                  (pound) '000    (pound) '000  (pound) '000  (pound) '000   (pound) '000 (pound) '000
     Annual commitments under
     non-cancellable
     operating leases expiring:

     Within one year                     2,282             946         3,228         4,285          1,311        5,596
     Between one and five years         64,970           4,525        69,495        54,452          4,012       58,464
     After five years                   79,777             205        79,982       157,112            182      157,294
                                    -----------   -------------  ------------  ------------  -------------  -----------
                                       147,029           5,676       152,705       215,849          5,505      221,354
                                    ===========   =============  ============  ============  =============  ===========


                                                                                          31 Dec 2002      31 Dec 2001
                                                                                                Total            Total
                                                                                         (pound) '000     (pound) '000
     Minimum future lease payments under non-cancellable operating leases:
     Amounts due within one year                                                              152,705          221,354
     Amounts due between one and two years                                                    146,038          217,154
     Amounts due between two and three years                                                  138,232          202,742
     Amounts due between three and four years                                                 117,317          189,295
     Amounts due between four and five years                                                   98,014          171,033
     Amounts due after five years                                                             243,823          748,401
                                                                                         -------------    -------------
                                                                                              896,129        1,749,979
                                                                                         =============    =============

25   Contingent liabilities

     The Group has bank guarantees and letters of credit held with certain banks totaling (pound)26,134,000 (December 2001: (pound)28,358,000).

     The Company also acts as a guarantor for certain obligations of other subsidiary entities. At 31 December 2002 the Group had received a number of claims principally from landlords relating to the terms of building leases. Where appropriate the directors have made provisions.

26   Related party transactions

     During the year ended 31 December 2002 the Group received management fees of (pound)1.3 million (December 2001: (pound)4.2 million) from its joint venture entities as listed in note 30. At 31 December 2002, (pound)2.0 million (December 2001: (pound)4.1 million) was due to the Group from the joint ventures.

27   Post balance sheet events

     a) Audited

     On 14 January 2003 Regus' US subsidiaries, Regus Business Center Corp ("Regus US") and Stratis Business Centres Inc ("Stratis"), each filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code in the Court of the Southern District of New York. Regus Plc and Regus Business Centres BV, which are holding companies for the Regus Group and have both given guarantees in relation to certain leasehold liabilities of the US business, also filed for relief under Chapter 11. Regus plc and Regus Business Centres BV are not engaged in any form of administration proceedings or any other arrangement outside of the US.

     Similarly, on 22 April 2003, one of the Groups German subsidiaries was placed in voluntary administration, which subsequently became an involuntary liquidation.

     b) Unaudited

     In July 2003 we received (pound)10 million in connection with the first tranche of deferred consideration for the disposal of a 58% stake in the UK business.

28   Ultimate parent company and controlling party

     Maxon Investments BV, a company incorporated in the Netherlands is considered as the ultimate parent company. M L J Dixon is considered the ultimate controlling party by virtue of his effective controlling interest in the equity shares of the Company via Maxon Investments BV.

29   Summary of differences between UK and US GAAP financial statements

     The Group's consolidated financial statements are prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. Differences which have a significant effect on the consolidated net loss and shareholders' funds of the Group are set out below.

                                                        Note       12 months to        12 months to       12 months to
                                                                    31 Dec 2002         31 Dec 2001        31 Dec 2000
                                                                   (pound) '000        (pound) '000       (pound) '000

     Net loss as reported in accordance with UK GAAP                  (123,399)           (118,238)           (13,530)
     US GAAP adjustments:
     Franchise revenue                                   (a)              (204)               (682)                 -
     Compensation expense related to options granted     (b)                 -                   -             (6,836)
     by shareholder
     Compensation expense related to other variable      (b)              (375)             (6,809)              3,997
     plan options
     Provision for onerous leases                        (c)            26,387              27,446                   -
     Profit on sale of group undertakings                (d)              (327)
     Deferred taxes                                      (e)            (7,341)              5,438                (474)
     Write down of employee share trust shares           (f)                  -             41,395                   -
                                                              ------------------  ------------------  -----------------
     Net loss in accordance with US GAAP                              (105,259)            (51,450)            (16,843)
                                                              ==================  ==================  =================

     Weighted average shares outstanding ('000)                        582,172             581,649            502,773
     Loss per ordinary share (p)                         (g)             (18.1)               (8.8)              (3.4)

     The following is a summary of the material adjustments to shareholders' funds/ (deficit) which would have been required if US GAAP had been applied instead of UK GAAP:

                                                                         Note        31 Dec 2002       31 Dec 2001
                                                                                    (pound) '000      (pound) '000

     Shareholders' funds/(deficit) as reported in accordance with UK                    (28,392)            88,445
     GAAP
     US GAAP adjustments:
     Franchise revenue                                                   (a)               (886)              (682)
     Compensation expense related to other variable plan options         (b)                600                595
     Provision for onerous leases                                        (c)             53,670             27,446
     Deferred taxes                                                      (e)                  -              7,341
     Employee share trust (investment in own shares)                     (f)             (3,805)            (3,805)
     Investments accounted for under the equity method                                      236                  -
                                                                                  ---------------  ----------------
     Shareholders' funds/(deficit) recorded in accordance with US GAAP                   21,423            119,340
                                                                                  ===============  ================

     (a) Franchise Revenue Recognition
     UK GAAP does not require the receipt of up front franchise fees to be recognized over the life of the franchise agreement but are recorded as the revenue is received in the franchisers accounts. Under US GAAP, up front payments from franchisees are required to be recognized over the length of the agreement.

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

     In November 1999, Maxon granted an option in favor of affiliates of Deutsche Bank and Apollo, two significant shareholders in the Group, over 3,926,484 shares for an aggregate strike price of (pound)1. The options were exercisable within twelve months (or such shorter period ending on the date on which an exit, being either an initial public offering or completion of the disposal of all or substantially all of the Group's shares or assets, occurs) from the earlier of the date on which the board of Directors notifies the Deutsche Bank and Apollo affiliates in writing that an exit is imminent and the date of an announcement to the public of an intention to proceed with an initial public offering. UK GAAP is not prescriptive with respect to accounting for transactions by the principal shareholder which benefit the Group. Under US GAAP, AIN-APB25. No.1, " Stock Plans Established by a Principal Stockholder" provides guidance for accounting for compensatory and non-compensatory stock plans established by a principal stockholder and, by analogy, for other transactions entered into by a principal stockholder that may benefit the company. The option agreement specified that it was for the benefit of Maxon and for the benefit of and on behalf of the Group, and was made in consideration of Deutsche Bank and Apollo waiving certain rights contained in the shareholders' agreement. As such, the effects of the option would be recorded wholly within shareholders' funds during 2000.

     The compensation expense adjustment for 2002 of (pound)0.4 million is made up as follows:

     o a UK/US GAAP difference relating to Reward options of (pound)0.5 million. The original UK GAAP charge in 2000 was the difference between the exercise price of the reward options at (pound)0.05 and the IPO price of (pound)2.60 multiplied by the number of Reward options issued (less lapsed Reward options). Under UK GAAP at December 31, 2000 this was taken as a one-off charge and amounted to (pound)9.2 million. Since the market price dropped to around (pound)0.52 at December 31, 2001 the majority of the accrual (pound)8.7 million was reversed on a UK GAAP basis in 2001 to leave an accrual of (pound)0.5 million which has not been adjusted in 2002 and consequently has had no impact on the profit and loss account for the year. Under US GAAP the compensation charge of (pound)9.2 million is amortized over the vesting period. Therefore the US GAAP charge is (pound)0.5 million for the year ended 31 December 2002.
     o a UK/US GAAP difference relating to premier options of (pound)0.9 million. Under US GAAP the compensation charge, being the difference between the excise price of (pound)1.455 and the market value at the date of issue of (pound)2.60 is amortised over the vesting period. There is no charge under UK GAAP in relation to these Premier options.
     o Shareholders' funds/(deficit) was not affected by the differences between UK GAAP and US GAAP on these options as the difference resulted in recording an increase to expense and a corresponding increase to contributed capital, except for awards granted to employees where the company will pay a cash bonus for the difference between the fair value and the base price of the awards.

     (c) Provision for onerous lease commitments
     Under UK GAAP, a company is required to provide for the onerous (i.e. loss-making) element of any present leasehold obligations. Regus reviewed its entire property portfolio and made appropriate provision for those leases which it felt were likely to result in net operating losses for the foreseeable future. US GAAP requires no such provision.

     (d) Profit on sale of Group undertakings
     The profit on sale of a Group undertakings represents the profit on sale of the UK business of (pound)23.0 million and a loss on the sale of Romania of (pound)0.3 million. Under UK GAAP the profit or loss is calculated by deducting the net assets disposed of from the proceeds. Under US GAAP the net assets of the subsidiary differs from the net assets under UK GAAP and so a GAAP adjustment arises.

     (e) Deferred taxes
     After adopting FRS 19, the standards for recognizing a deferred tax asset are the same for both UK GAAP and US GAAP. However, under UK GAAP, no deferred tax asset was recognized at December 31, 2001 upon the adoption of FRS 19 based on an evaluation by management during 2002 that the likelihood of realizing the deferred tax asset was not more likely than not. For US GAAP purposes, based on all evidence available at December 31, 2001, a deferred tax asset was recognized; however, based on events that occurred during 2002, such deferred tax asset has been fully provided for with a valuation allowance.

     (f) Employee share trust arrangements
     An employee share trust has been established in accordance with certain employee share option schemes. Under UK GAAP, the Company's ordinary shares held by the employee share trust are included at either historical net book value or, in certain circumstances, at closing market value in fixed asset investments. As at 31 December 2002 the employee share trust held ordinary shares with a historical net book value of (pound)3,805,000. Under US GAAP, such shares are classified as treasury stock and presented at their historical cost as a deduction in shareholders' equity.

     (g) Earnings per share (EPS)
     Under UK GAAP, primary EPS is based on the weighted average number of ordinary shares outstanding during the period. Primary EPS is the profit/(loss) in pence attributable to each equity share, based on the profit/ (loss) for the financial period attributable to ordinary shareholders divided by the weighted average number of ordinary shares in issue during the period. This method is used in computing basic EPS under US GAAP.

     Under FRS 14 (Earnings per share), diluted EPS must be disclosed. This is based on profit/(loss) for the financial period and computed using the weighted average number of shares in issue during the period and the dilutive effect of all share options and ordinary share equivalents. This method is similar to the treasury stock method used to compute diluted EPS for US GAAP purposes. Under UK GAAP, the weighted average number of ordinary shares in issue during the period should exclude the shares held by the Group's employee share ownership plans (ESOP) in respect of which dividends have been waived. Under US GAAP, such shares are regarded as treasury stock and are therefore not included for the purpose of the EPS calculation. As of 31 December 2002, the ESOP had acquired 18,120,670 shares.

     As of 31 December 2002, 31 December 2001 and 31 December 2000, potentially dilutive options representing 26,926,024, 28,054,777 and 24,621,498 shares, respectively, were excluded from the calculation of basic EPS, as they were deemed to be anti-dilutive.

     Classification differences between UK & US GAAP

     (h) Cash flows
     Under UK GAAP, the Group complies with FRS 1 (revised) (Cash Flow Statements), the objective and principles of which are similar to those set out in Statement of Financial Accounting Standards No. 95 (Statement of Cash Flows) (SFAS 95). The principal difference between the two standards is in respect of classification. Under FRS 1 (revised), the Group presents its cash flow for (a) continuing operating activities; (b) returns on investment and servicing of finance; (c) taxation; (d) capital expenditures and financial investment; (e) acquisitions and disposals; (f) dividends to ordinary shareholders; (g) management of liquid resources; and (h) financing activities. SFAS 95 requires only three categories of cash flow activity, those relating to (a) operating; (b) investing; and
     (c) financing activities.

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

     In addition under FRS 1 (revised), cash represents cash at bank and in hand less bank overdrafts. Movements of liquid resources are included under a separate heading. Under US GAAP, cash and cash equivalents would include cash and short-term investments with original maturities of three months or less. It excludes restricted cash and primarily deposits held as security for lease guarantees, of (pound)40,945,000, (pound)31,600,000 and (pound)28,700,000 at 31 December 2000, 2001 and 2002 respectively. Movements in restricted cash are classified within " Cashflows from investing activities".

     Set out below, for illustrative purposes, are summary consolidated statements of cash flows under US GAAP:

                                                                       12 months to      12 months to     12 months to
                                                                        31 Dec 2002       31 Dec 2001      31 Dec 2000
                                                                       (pound) '000      (pound) '000     (pound) '000

     Net cash provided by operating activities                             (17,647)            38,024          108,672
     Net cash used in investing activities                                  (4,324)          (104,605)        (109,336)
     Net cash (used in)/provided by financing activities                   (33,722)            24,300           68,431
     Effect of exchange rate changes on cash                                   129             (1,121)           1,482
                                                                      --------------  ----------------  ---------------
     Net (decrease)/increase in cash and cash equivalents                  (55,564)           (43,402)          69,249
     Other non cash movement                                                     -                  -            9,497
                                                                      --------------  ----------------  ---------------
                                                                           (55,564)           (43,402)          78,746
     Cash and cash equivalents at the beginning of year                     85,475            128,877           50,131
                                                                      --------------  ----------------  ---------------
     Cash and cash equivalents at the end of the year                       29,911             85,475          128,877
                                                                      ==============  ================  ===============

     (i) Foreign Currency Translation
     Under UK GAAP the financial statements of the Group's foreign subsidiaries are measured using local currency (pounds sterling) as the functional currency. Assets and liabilities of these subsidiaries are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. Gains and losses arising on these translations are taken to reserves, net of exchange differences arising on related foreign currency borrowings.

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

     Under UK GAAP the cumulative foreign exchange differences as at 31 December, 2002, were (pound)4,111,000 (2001: (pound)3,000 , 2000:
     (pound)(204,000)). Under US GAAP the cumulative foreign exchange adjustments are (pound)4,454,000 (2001: (pound)346,000 , 2000:
     (pound)129,000). The difference in foreign exchange differences between UK and US GAAP relates to exchange differences on deferred tax assets held under US GAAP.

     (j) Current assets & liabilities
     Current assets under UK GAAP include debtors which fall due after more than one year and restricted cash. Under US GAAP, such assets would be reclassified as non-current assets. Restricted cash of (pound)28,700,000 (Dec 2001: (pound)31,600,000) would be reclassified under US GAAP from current assets to non-current assets.

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

30   Additional US GAAP disclosures

     (a) Income tax and deferred tax
     Loss before tax under UK GAAP between UK and overseas was as follows:

                      12 months to         12 months to      12 months to
                       31 Dec 2002          31 Dec 2001       31 Dec 2000
                      (pound) '000         (pound) '000      (pound) '000

     UK                     27,866              (38,402)           21,994
     Overseas             (146,930)             (71,679)          (25,851)
                 ------------------  -------------------   ---------------
                          (119,064)            (110,081)           (3,857)
                 ==================  ===================   ===============

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at 31 December, 2002 and 2001 adjusted for US GAAP are presented below:

                                                                        12 months to         12 months to
                                                                         31 Dec 2002          31 Dec 2001
                                                                        (pound) '000         (pound) '000
     Deferred tax assets:
     Net operating loss carry forwards                                        75,125               47,409
     Start up costs and reserves                                              33,562               21,859
     Other                                                                    25,437               10,253
                                                                   ------------------      ---------------
     Total gross deferred tax assets                                         134,124               79,521
     Less valuation allowance                                               (130,028)             (68,216)
                                                                   ------------------      ---------------
     Net deferred tax assets after valuation allowance                         4,096               11,305
                                                                   ------------------      ---------------

     Deferred tax liabilities:
     Accelerated capital allowances                                           (1,086)              (3,856)
     Other                                                                    (2,361)                (964)
                                                                   ------------------      ---------------
     Total gross deferred liabilities                                         (3,447)              (4,820)
                                                                   ------------------      ---------------
     Net deferred tax assets                                                     649                6,485
                                                                   ==================      ===============

     The valuation allowance for deferred tax assets as of 31 December 2002 and 2001 was (pound)127,883,000 and (pound)68,216,000, respectively. The net change in the total valuation allowance for the years ended 31 December, 2002 and 2001 was an increase of (pound)59,667,000 and (pound)34,240,000 respectively. In assessing the realisability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes it is more likely than not that the Group will realize benefits of these deductible differences, net of existing valuation allowances at 31 December 2002.

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

     The Company issued share options to substantially all its employees during 1999. Further issues were made during 2000, 2001 and 2002. Employees received share options to acquire a fixed number of shares based on their salary level and position in the Company. All employees received options that are subject to a performance target (the performance options) and all employees received options designated as reward options. The exercise price for share options granted to employees is fixed at the date of the grant although the directors of the Company have the discretion to waive some or all of the exercise price of the reward options. The fair value of shares at the date of grant is equal to the exercise price.

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

     Certain countries in which the Company operates do not provide for the issuance and exercise of share options. In these situations, the awards granted to the employees represent rights under which the Company will pay a cash bonus to the employee for the difference between the fair value of the Company's shares on the date of exercise and a base price for the award. The base price is an amount determined by the board of directors of the Company on the date of grant, which cannot be less than the fair value of the Company's shares at that date. As of 31 December, 2002 and 2001, these awards were not a material portion of the awards granted to date.

     If a participant's employment with the Group ends, his options or awards will normally lapse unless he leaves in specified circumstances such as injury, disability or redundancy. In such circumstances, his option or award may be exercised within 12 months of the later of the date on which his employment ends and the last vesting date for the option or award.

                  Options outstanding 31 Dec 2000    Granted  Forfeited &      31 Dec   Granted  Forfeited  Exercised   31 Dec
                                                                Exercised        2001                                     2002
      Number of options (000's)
     UK shares
        Exercise price (pound)0.050         3,611          -         (450)      3,161         -       (246)       (81)   2,834
        Exercise price (pound)0.068             -          -            -           -       500          -          -      500
        Exercise price (pound)0.248             -          -            -           -       155          -          -      155
        Exercise price (pound)0.335             -      3,430          (80)      3,350         -       (130)         -    3,220
        Exercise price (pound)0.385             -          -            -           -        81          -          -       81
        Exercise price (pound)0.440             -          -            -           -        55          -          -       55
        Exercise price (pound)0.475             -      1,051         (951)        100         -          -          -      100
        Exercise price (pound)1.455        16,664          -       (2,434)     14,230         -     (1,026)         -   13,204
        Exercise price (pound)2.275             -         85            -          85         -          -          -       85
        Exercise price (pound)2.560             -      2,294         (601)      1,693         -       (513)         -    1,180
        Exercise price (pound)2.600         3,747          -       (1,048)      2,699         -       (303)         -    2,396
     ADR shares
        Exercise price $2.000                   -          -            -           -         1          -          -        1
        Exercise price $2.300                   -        141           (5)        136         -        (10)         -      126
        Exercise price $2.810                   -          -            -           -       200          -          -      200
        Exercise price $3.290                   -        143          (50)         93         -        (10)         -       83
        Exercise price $16.200                  -         84            -          84         -          -          -       84
        Exercise price $18.188                  -        310          (76)        234         -       (105)         -      129
        Exercise price $25.000                120          -         (120)          -         -          -          -        0
     SAYE shares
        Exercise price (pound)2.42             59          -           (8)         51         -         (4)         -       47
        Exercise price (pound)2.64            734          -         (271)        463         -       (220)         -      243
        Exercise price (pound)15.98*           24          -           (6)         18         -        (17)         -        1

     * over ADR shares

     Options have been issued at an exercise price ranging from (pound)0.05 to (pound)2.600. From the date of modification to the date the award is exercised, such awards shall be accounted for as variable. Compensation expense is recorded over the vesting period.

     The weighted average remaining contractual life amounts to 7.6 years (92 months) (2001: 8.5 years (103 months). The Company granted 20,971,634 options in December 1999, 2,790,203 options in January 2000, 100,000 options in February 2000, 111,061 options in May 2000, 3,648,258 options in August 2000, 426,295 options in September 2000, 817,358 sharesave options in November 2000, 1,942,441 in March 2001, 436,264 in June 2001,
     1,051,250 in August 2001, 3,430,000 in November 2001, 300,000 in February
     2002, 88,052 in March 2002, 136,280 in May 2002 and 500,000 in August
     2002. In addition, the company issued 120,000 options over American Depositary Receipts in December 2000, 185,636 in March 2001, 208,388 in June 2001, 143,000 in August 2001, 141,000 in November 2001, 1,000 in
     February 2002 and 200,000 in May 2002.

     Share-based compensation represents the difference between the exercise price of share options granted in 1999, 2000, 2001 and 2002 and the fair market value of the underlying ordinary shares at each period end. The Company recorded a compensation expense under APB 25 for the years ended 31 December 2001 of (pound)375,000 (Dec 2001: (pound)6,8 million; December 2000: ((pound)4.0 million)). The estimated fair value for purposes of APB 25 is based on a valuation of the Company at the time of the issuance of shares in October and November 1999. The compensation charge net of related tax effects that would have been included in the determination of net income if the fair value method had been applied to all awards would be a credit of (pound)1.2 million (2001: (pound)5.6 million, 2000:
     ((pound)6.8 million))

     If compensation expense had been determined based upon the estimated grant date fair value in accordance with SFAS 123, the Company's net loss for the year ended 31 December, 2000, 2001 and 2002 would have been as follows:

                                                                      12 months to      12 months to     12 months to
                                                                       31 Dec 2002       31 Dec 2001      31 Dec 2000
                                                                      (pound) '000      (pound) '000     (pound) '000
     Net Loss:
     As reported                                                          (105,259)          (51,450)         (16,843)
     Proforma                                                             (103,146)          (47,318)         (19,282)

     Net loss per ordinary share (basic and diluted)                             p                 p                p
     As reported                                                             (18.1)             (8.8)            (3.4)
     Proforma                                                                (17.7)             (8.1)            (3.8)

     Fair values above were determined using the Black-Scholes option-pricing model. The key assumptions used in the Black-Scholes model were as follows:

     Dividend yield                                                              0%                0%               0%
     Expected volatility                                                        39%               61%              33%
     Risk free interest rate                                                   5.2%              5.2%             5.2%
     Expected life                                                       1-10 years         2-6 years        3-6 years

     The weighted average fair value of stock options granted during 2000, 2001 and 2002 is (pound)2.59, (pound)0.45 and (pound)0.24 respectively and is being amortized over the vesting periods ranging for up to five years from Ist January 2003 to Ist January 2008.

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

     As the exercise price was subject to adjustment, these option agreements required variable plan accounting under APB 25 up to 30 June, 2000. Accordingly, the Company has recorded a compensation gain/(expense) at each period end for the increase or decrease in the value of the underlying shares. From 1 July, 2000, as the exercise price is fixed, these option agreements will require fixed plan accounting and hence no further compensation gain or expense is expected. Therefore no compensation gain/(expense) was recorded in the years ended 31 December 2002 and 31 December 2001 (Dec 2000: ((pound)6,836,000)) from the fluctuations in the fair value of the underlying securities.

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

     The option to convert the bond lies with Regus (unless the share price rises above 86.32 pence) and the Directors closely monitored the trading performance and projected cashflows in order to be able to make an early decision to convert the bond if conditions required. No such decision was made in the year ended 31 December 2002.

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

                                                Turnover                           Gross profit (center contribution)
                                12 months to   12 months to      12 months    12 months to   12 months to   12 months to
                                 31 Dec 2002    31 Dec 2001      to 31 Dec     31 Dec 2002    31 Dec 2001    31 Dec 2000
                                                                      2000
                                 (pound)'000   (pound) '000   (pound) '000     (pound)'000    (pound)'000    (pound)'000
     Geographical analysis
     United Kingdom &                176,680        215,188        188,862          31,370         56,916         59,619
     Ireland
     Benelux                          31,413         32,504         25,432             (63)         4,599          8,123
     Germany                          28,550         33,652         27,388         (15,297)        (3,520)         6,258
     Northern Europe                  25,298         24,754         23,847          (1,614)        (4,981)         1,345
     Southern Europe                  54,855         60,422         42,266          (3,659)        13,036         13,488
     North America                    83,509        106,579         79,230         (45,921)       (27,819)        12,407
     South & Central America          14,600         17,517         15,066             431          2,595          1,443
     Rest of world                    30,502         34,006         27,109              46           (935)        (2,390)
                               --------------  -------------  -------------   -------------  -------------  -------------
                                     445,407        524,622        429,200         (34,707)        39,891        100,293
                               ==============  =============  =============   =============  =============  =============
     Total Group                     435,604        512,633        421,125
     Total joint ventures              9,803         11,989          8,075
                               ==============  =============  =============

                                         Operating profit/(loss)                        Net assets/(liabilities)
                                12 months to     12 months to    12 months to          As at        As at          As at
                                 31 Dec 2002      31 Dec 2001     31 Dec 2000    31 Dec 2002       31 Dec    31 Dec 2000
                                                                                                     2001
                                 (pound)'000     (pound) '000    (pound) '000    (pound)'000 (pound) '000   (pound) '000
     Geographical analysis                                           Restated                                   Restated
     United Kingdom &                 18,031           32,416          33,720          6,227       46,932         20,852
     Ireland
     Benelux                          (4,354)           1,518           3,554         (1,124)       4,612          1,578
     Germany                         (26,412)          (6,273)            551        (42,857)     (13,248)        (7,331)
     Northern Europe                  (2,602)          (9,556)         (8,272)       (32,485)     (33,667)       (24,790)
     Southern Europe                   (6146)           6,599           5,300            (12)       3,120         (1,079)
     North America                   (84,032)         (55,699)        (12,724)      (131,068)     (57,388)         3,351
     South & Central America          (2,147)          (2,590)         (3,538)        (6,353)      (7,722)        (5,275)
     Rest of world                    (3,274)          (1,221)        (11,789)       (31,716)     (29,596)       (29,474)
     Other office costs,             (25,440)         (74,720)         (3,896)       210,756      175,749        244,832
     (liabilities)/assets
                               --------------  ---------------  --------------  --------------------------  -------------
                                    (136,376)        (109,527)          2,906        (28,632)      88,792        202,664
                               ==============  ===============  ==============  =============  ===========  =============
     Total Group                    (130,879)        (103,955)          3,933        (27,009)      87,698        198,524
     Total joint ventures             (5,497)          (5,572)         (1,027)        (1,623)       1,094          4,140
                               ==============  ===============  ==============  =============  ===========  =============

                                               Total Assets                                  Capital Expenditure
                                       As at            As at                      12 months   12 months    12 months to
                                 31 Dec 2002      31 Dec 2001                      to 31 Dec   to 31 Dec     31 Dec 2000
                                                                                        2002         2001
                                 (pound)'000      (pound)'000                    (pound)'000  (pound)'000   (pound) '000
     Geographical analysis
     United Kingdom & Ireland          5,420          154,403                          6,804       31,291         32,265
     Benelux                          24,884           31,954                          3,061        7,496          7,963
     Germany                           9,868           16,827                            843        4,496          3,062
     Northern Europe                  17,086           20,775                          2,126        6,199          1,686
     Southern Europe                  37,459           44,523                          1,603       13,447          5,992
     North America                    65,583          132,581                          2,754       49,429         41,122
     South & Central America          10,446           17,228                          1,654        5,616          3,374
     Rest of world                    29,496           36,776                            395        6,040          9,917
     Other office assets,            208,504          238,332                          1,025        4,519          6,271
     expenditure
     Less inter-company set off     (180,754)        (207,107)                             -            -              -
                               --------------  ---------------                  -------------  -----------  -------------
                                     227,992          486,292                         20,265      128,533        111,652
                               ==============  ===============                  =============  ===========  =============

     Total group                     219,362          470,636
     Total joint ventures              8,630           15,656
                               ==============  ===============

31   Principal group companies

                                                                   Country of incorporation      % of equity and
     Name of group entity                                                                        votes held

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

     +++ These are joint ventures.

ITEM 19.  EXHIBIT INDEX

Exhibit Number      Description of Document
--------------      -----------------------

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

     4.* Form of 5% Convertible Debenture in the sum of (pound)10,000,000 issued by Regus plc to HFTP Investment LLC (and to two other investors in separate deeds in a further aggregate sum of (pound)30,000,000).

     5.             Consent of KPMG Audit plc dated July 15, 2003

     6. Share purchase and subscription agreement dated December 20, 2002 between Regus plc, Regus Management Limited, Regus Holdings (UK) Limited and Rex 2002 Limited.

     7. Shareholders' agreement dated December 30, 2002 between Rex 2002 Ltd, Regus Management Ltd, Regus Business Centre BV, Regus Plc and Regus Holdings (UK) Ltd.

     8. Certificate of the Chief Executive and Finance Director pursuant to Section 906 of the Sarbanes Oxley Act of 2002.


* Previously filed.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:    /s/ Mark Dixon
                                                 ------------------------------
                                              Name:  Mark Dixon
                                              Title: Chief Executive


Dated: July 11, 2003

                                 EXHIBIT INDEX

Exhibit Number      Description of Document
--------------      -----------------------

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

     4.* Form of 5% Convertible Debenture in the sum of (pound)10,000,000 issued by Regus plc to HFTP Investment LLC (and to two other investors in separate deeds in a further aggregate sum of (pound)30,000,000).

     5.             Consent of KPMG Audit plc dated July 15, 2003.

     6. Share purchase and subscription agreement dated December 20, 2002 between Regus plc, Regus Management Limited, Regus Holdings (UK) Limited and Rex 2002 Limited.

     7. Shareholders' agreement dated December 30, 2002 between Rex 2002 Ltd, Regus Management Ltd, Regus Business Centre BV, Regus Plc and Regus Holdings (UK) Ltd.

     8. Certificate of the Chief Executive and Finance Director pursuant to Section 906 of the Sarbanes Oxley Act of 2002.



*Previously Filed.